40-33
Branch 16
811-02756
(AIM High Yield)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

October 21, 2004

04052693

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), AIM Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of **Amended Motion for Appointment of Co-Lead Plaintiffs, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee**; **Memorandum of Law in Support of Amended Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive committee, and Appointment of Co-Chairs of the Executive Committee, and Reply Brief in Further Support of Plainiffs' Motion for Consolidation**; **Declarations of Steven J. Mitby in Support of the Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee, with Exhibits A, B, C and D** and **Amended [Proposed] Pretrial Order No. 2 for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*, *Richard Tim Boyce v. A I M Management Group Inc., et al.*, *Joy D. Beasley, et al. v. A I M Management Group Inc., et al.*, *Kehlbeck Trust v. A I M Management Group Inc.*, *Janice R. Fry, et al. v. A I M Management Group Inc., et al.*, *Robert P. Apu, et al. v. A I M Management Group Inc., et al.*, and *Harvey R. Bendix, et al. v. A I M Management Group Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar

AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund

AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	)	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	)	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

AMENDED MOTION FOR APPOINTMENT OF CO-LEAD PLAINTIFFS, APPOINTMENT OF CO-LEAD COUNSEL, APPOINTMENT OF AN EXECUTIVE COMMITTEE, AND APPOINTMENT OF <u>CO-CHAIRS OF THE EXECUTIVE COMMITTEE</u>

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge Nancy F. Atlas

[Caption continues on next page]

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

The "Beasley Plaintiff Group,"[1] by their counsel, hereby move this Court for an Order (attached hereto): (i) appointing the Beasley Plaintiff Group and the City of Chicago Deferred Compensation Plan[2] ("Chicago") (collectively the "Plaintiffs") as Co-Lead Plaintiffs;

[1] The Beasley Plaintiff Group consists of: Plaintiffs Joy D. Beasley, Richard Tim Boyce, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust.

[2] Chicago, a deferred compensation plan within the meaning of 26 U.S.C. §457, is being added as a proposed Co-Lead Plaintiff because it had a financial interest in excess of $90 million in the AIM/INVESCO mutual funds during the class period. Because of this substantial interest, Chicago seeks to be added as a Co-Lead Plaintiff to

(ii) approving Plaintiffs' selection of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss"), Susman Godfrey LLP ("Susman Godfrey") and Bernstein Litowitz Berger & Grossmann LLP ("Bernstein Litowitz") as Co-Lead Counsel to oversee the above-captioned actions; (iii) appointing Milberg Weiss, Susman Godfrey, Bernstein Litowitz, Schiffrin & Barroway LLP, Stull Stull & Brody and Weiss & Yourman as members of the Executive Committee; and (iv) appointing Milberg Weiss, Susman Godfrey and Bernstein Litowitz as Co-Chairs of the Executive Committee. In support of this Amended Motion, Plaintiffs submit herewith a Memorandum of Law (included with Plaintiffs' Reply Brief in Further Support of Plaintiffs' Motion For Consolidation), a Declaration, and Amended [Proposed] Pretrial Order No. 2 For Appointment of Co-Lead Counsel, Appointment of An Executive Committee, And Appointment of Co-Chairs of the Executive Committee.

Dated: October 12, 2004

Attorney-in-charge:

SUSMAN GODFREY LLP

By: Stephen D. Susman (by permission)
Stephen D. Susman
Texas State Bar No.: 19521000
Southern District of Texas Bar No.: 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

---

participate in the leadership of this action and protect the interests of investors harmed by Defendants' alleged wrongful conduct. The Beasley Plaintiff Group consents to the inclusion of Chicago, and believes its active participation in these actions will benefit the Class.

Of Counsel:

SUSMAN GODFREY LLP
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Levy
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel.: (858) 793-0070
Fax: (858) 793-0323

Counsel for Plaintiff Chicago Deferred Compensation Plan and Proposed Co-Lead Counsel

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Tel.: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff Richard Tim Boyce

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

WEISS & YOURMAN
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L.

Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center - Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

HOEFFNER & BILEK LLP
Thomas E. Bilek
440 Louisiana Street
Houston, Texas 77002
Tel.: (713) 227-7720
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

CERTIFICATE OF SERVICE

This is to certify that on the 12th day of October, 2004, a true and correct copy of the foregoing **Amended Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee** was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles Kelley
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Yedhudis Lewis
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue
New York, New York 10022

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Robin L. Harrison
CAMPBELL, HARRISON & DAGLEY, LLP
909 Fannin, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey B. Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, Florida 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLP
174 East Bay Street
Charleston, South Carolina 29401

Patrick D. Vellone, Esq.
Matthew M. Wolf, Esq.
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202

Steven J. Mitby

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

MEMORANDUM OF LAW IN SUPPORT OF THE AMENDED MOTION FOR APPOINTMENT OF CO-LEAD PLAINTIFFS, APPOINTMENT OF CO-LEAD COUNSEL, APPOINTMENT OF AN EXECUTIVE COMMITTEE, APPOINTMENT OF CO-CHAIRS OF THE EXECUTIVE COMMITTEE, AND REPLY BRIEF IN FURTHER SUPPORT OF PLAINTIFFS' MOTION FOR CONSOLIDATION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2832 Judge Nancy F. Atlas

[Caption continues on next page]

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

FEDERAL CASES

FEDERAL STATUTES/RULES

PRELIMINARY STATEMENT

The "Beasley Plaintiff Group,"[1] by their counsel, hereby moves this Court for an Order: (i) appointing the Beasley Plaintiff Group and the City of Chicago Deferred Compensation Plan ("Chicago") as Co-Lead Plaintiffs; (ii) approving Co-Lead Plaintiffs' selection of Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss"), Susman Godfrey LLP ("Susman Godfrey") and Bernstein Litowitz Berger & Grossmann LLP ("Bernstein Litowitz") as Co-Lead Counsel; (iii) appointing Milberg Weiss, Susman Godfrey, Bernstein Litowitz, Stull Stull & Brody, Schiffrin & Barroway LLP and Weiss & Yourman as the Executive Committee; (iv) appointing Milberg Weiss, Susman Godfrey and Bernstein Litowitz as Co-Chairs of the Executive Committee; and (v) consolidating the above-captioned actions (the "Actions").

Chicago, a deferred compensation plan within the meaning of 26 U.S.C. §457, is being added as a proposed Co-Lead Plaintiff because it had a financial interest in excess of $90 million in the AIM/INVESCO mutual funds during the class period. Because of this substantial interest, Chicago seeks to be added as a Co-Lead Plaintiff to participate in the leadership of this action and protect the interests of investors harmed by Defendants' alleged wrongful conduct. The Beasley Plaintiff Group consents to the inclusion of Chicago, and believes its active participation in these actions will be beneficial to the shareholders.

The Beasley Plaintiff Group additionally submits its Reply Brief In Further Support of Plaintiffs' Motion For Consolidation, filed on August 5, 2004, seeking consolidation of the

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[1] The Beasley Plaintiff Group consists of: Plaintiffs Joy D. Beasley, Richard Tim Boyce, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust.

Actions. On September 20, 2004, counsel for *Berdat/Papia* submitted a Memorandum of Law in Opposition to Motions for Appointment of Co-Lead Counsel and for Consolidation (the "*Berdat/Papia* Memo") arguing that the *Berdat/Papia* cases should not be consolidated with the Beasley Plaintiff Group's cases. *Berdat/Papia* do not challenge the appointment of the Beasley Plaintiff Group as lead plaintiffs for the class claims, nor their choice of lead counsel for the class claims. Instead, *Berdat/Papia* argue that the Beasley Plaintiff Group can only bring class claims but not derivative claims at the same time. Their primary argument is that counsel for the Beasley Plaintiff Group face disqualifying conflicts of interest because they are suing the Funds on class claims in this case and the market-timing case pending in the District of Maryland while also seeking to represent the Funds on derivative claims here. The *Berdat/Papia* Plaintiffs also argue that (i) the Beasley Plaintiff Group lacks standing to sue derivatively on behalf of the overwhelming majority of the 68 mutual funds named in their suit; and (ii) the claims asserted by the Beasley Plaintiff Group differ fundamentally from those raised in the *Berdat/Papia* actions. *Berdat/Papia* Memo at 2. In support of their Opposition to Consolidation, the *Berdat/Papia* Plaintiffs have submitted the Affidavit of Geoffrey C. Hazard, Jr. ("Hazard").

The *Berdat/Papia* Plaintiffs' arguments are without merit. First and most importantly, the fundamental factual underpinning of their entire opposition is ***false***. There is no conflict of interest because the AIM/INVESCO Funds are ***not*** named as defendants in the market-timing case or in this case. In fact, Hazard incorrectly assumes in his affidavit that the AIM/INVESCO Funds ***are*** named as defendants in both sets of cases, which leads to the erroneous conclusion that the Beasley Plaintiff Group is trying to sue and represent the Funds at the same time. However, since the Funds are ***not*** being sued in either of these cases, the entire supposed

"conflict" argument collapses. Indeed, because the Hazard Affidavit is based on a faulty assumption, it should be stricken from the record.[2]

Second, the Beasley Plaintiff Group's proposed Co-Lead Counsel can pursue both class and derivative claims in this case. As stated above, there are no claims asserted against the Funds, and the class and derivative claims are simply alternative theories pursuant to which the Beasley Plaintiff Group seeks to obtain the maximum relief for the maximum number of current and former shareholders from common wrongdoers who have control of the Funds and were responsible for the wrongdoing. The class and derivative claims are thus consistent and compatible and the Beasley Plaintiff Group's proposed Co-Lead Counsel can pursue both of them. Courts have routinely held that there is not a *per se* conflict of interest even where a class suit is brought against the same company that is represented in a derivative claim in the same action. Here, there is no such conflict and the Beasley Plaintiff Group's counsel have shown that the class and derivative actions are based upon proof of the same nucleus of facts and they have the ability to attack all fronts with equal vigor.

Third, because all the Funds work together as one unitary organization, and Defendants are juridically linked, the Beasley Plaintiff Group has derivative standing with respect to all of the Funds. Finally, Milberg Weiss, Susman Godfrey, and Bernstein Litowitz have substantial experience in the prosecution of shareholder and derivative actions, and have the resources necessary to efficiently conduct this litigation. All three firms are also well-qualified to act as Co-Lead Counsel by virtue of their track record in the area of class and derivative litigation.

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[2] The Beasley Plaintiff Group anticipates that the *Berdat/Papia* Plaintiffs will now withdraw the Hazard Affidavit on the grounds that its fundamental factual predicate is erroneous. If they do not, and if they argue somehow that despite this factual error, the Hazard Affidavit shows a disabling conflict, the Beasley Plaintiff Group may request leave to provide the Court with a responsive expert affidavit and/or seek the deposition of Hazard.

In short, the *Berdat/Papia* Plaintiffs, and their counsel, seek to carve out a leadership position for themselves for only 18 Funds while leaving the remaining Funds without derivative representation. They misleadingly attempt to differentiate their claims from the claims in the Beasley Plaintiff Group's complaints when they know full well that the claims and underlying facts are essentially identical in all the cases. It makes no sense for the *Berdat/Papia* counsel to prosecute identical derivative claims for only 18 Funds when counsel for the Beasley Plaintiff Group have agreed to consolidation and a leadership structure across all of the Funds – the more efficient and effective way to prosecute these cases. In any event, the *Berdat/Papia* Plaintiffs cover substantially less Funds than the Beasely Plaintiff Group, making their request for a leadership position even more problematic. Indeed, as the supposed "conflict" argument has been exposed as false, *Berdat/Papia* should be consolidated into the organized structure already agreed to by all of the other plaintiffs and their counsel. As such, due to the reasons more fully stated herein, consolidation of the Actions is appropriate and will best serve the interests of judicial economy and will avoid unnecessary costs or delay.

ARGUMENT

POINT I

THE COURT SHOULD APPROVE THE APPOINTMENT OF CHICAGO AND THE BEASLEY PLAINTIFF GROUP AS CO-LEAD PLAINTIFFS AND MILBERG WEISS, SUSMAN GODFREY AND BERNSTEIN LITOWITZ AS CO-LEAD COUNSEL

The Beasley Plaintiff Group hereby amends its prior motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee for the purpose of adding Chicago as a lead plaintiff and proposed class representative, and its counsel, Bernstein Litowitz, as Co-Lead Counsel and Co-Chair of the Executive Committee. Chicago had a financial interest in excess of $90 million in the

AIM/INVESCO Funds during the class period and seeks to co-prosecute this Action. Because of this substantial interest, Chicago seeks to participate in the leadership of this action to protect the interests of investors harmed by the wrongful conduct alleged in the Actions. The Beasley Plaintiff Group consents to the inclusion of Chicago, and believes that its active participation in these actions will be beneficial to all shareholders.

This Court should appoint Milberg Weiss, Susman Godfrey and Bernstein Litowitz as Co-Lead Counsel of the Actions. All three firms have substantial experience and an excellent track record in the prosecution of shareholder class and derivative actions, and have the resources necessary to efficiently conduct this litigation. *See* Exhibits A, B and C, Milberg Weiss, Susman Godfrey and Bernstein Litowitz Firm Resumes.[3] Milberg Weiss, Susman Godfrey and Bernstein Litowitz also will be capable of harmonizing the efforts of all counsel involved in this litigation.

The law firms of Milberg Weiss, Susman Godfrey, Berstein Litowitz, Schiffrin & Barroway LLP, Stull Stull & Brody and Weiss & Yourman should be appointed as members of the Executive Committee to be chaired by Milberg Weiss, Susman Godfrey and Bernstein Litowitz. Such appointment will promote judicial economy and is consistent with the recommendations of § 10.22 of the Manual for Complex Litigation (4th ed. 2004) which discusses coordination in multiparty litigation.

[3] Exhibits A, B and C are attached to the Declaration of Steven J. Mitby In Support Of The Amended Motion For Appointment Of Co-Lead Plaintiffs, Appointment Of Co-Lead Counsel, Appointment of An Executive Committee and Appointment of Co-Chairs Of The Executive Committee, and Reply Brief In Further Support Of Plaintiffs Motion For Consolidation, submitted contemporaneously herewith.

POINT II

AS THE AIM/INVESCO MUTUAL FUNDS ARE NOT NAMED DEFENDANTS IN ANY CASE BROUGHT BY PLAINTIFFS OR THEIR COUNSEL, THERE IS NO CONFLICT OF INTEREST

The *Berdat/Papia* Plaintiffs' main argument, in reliance on the Hazard Affidavit, is that counsel for the Beasley Plaintiff Group have disqualifying conflicts because they are suing the very same AIM/INVESCO Funds in the market timing case and this litigation that they simultaneously seek to represent in the derivative claims here. *Berdat/Papia* Memo at 11, 15, 16. The fundamental assumption supporting this argument is that the Funds themselves are named as defendants in both of these litigations. *See* Hazard Affidavit ¶¶ 4, 6. This argument suffers from a major flaw: **the AIM/INVESCO Funds are not named as defendants in the market-timing case or the instant case.**[4] As the *Berdat/Papia* Plaintiffs' argument and the Hazard Affidavit are both based on this glaring factual inaccuracy, Plaintiffs submit that Section III.A. of the *Berdat/Papia* Memo and the Hazard Affidavit should be stricken from the record.[5] In short, there is no conflict of interest and no violation of Texas Disciplinary Rules of Professional Conduct or any other rules.

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[4] On September 30, 2004, a consolidated amended complaint was filed in the District of Maryland, 04-md-15864 (FPS), concerning allegations of market-timing transactions of shares of AIM/INVESCO mutual funds. (Exh. D. hereto). The amended consolidated complaint did not name any of the AIM/INVESCO mutual funds as defendants. The Funds are described in the market-timing complaint as non-parties. *See* Exh D. to the Declaration of Steven J. Mitby at 14-15. The inclusion of the Funds as non-parties is to explain the structure of mutual funds and how the Defendants interact with the Funds.

[5] *See, e.g., Newport Ltd. v. Sears, Roebuck & Co.*, 1995 U.S. Dist. LEXIS 7652, at *7 (E.D. La. May 26, 1995) (noting how "the Fifth Circuit in *Christophersen v. Allied-Signal Corp.*, 939 F.2d 1106 (5th Cir. 1991), found that an opinion which was based on critically incomplete or grossly inaccurate data was properly excluded under Fed. R. Evid. 703"); *Jenstad v. Crystal Specialties, Inc.*, 1991 U.S. Dist. LEXIS 5034, at *14 (D. Ore. Apr. 15, 1991) (the court, in granting the motion to strike the affidavit on the grounds that it lacks the necessary factual foundation for admissibility in the context of a motion for summary judgment, explained that "[w]here affidavits of experts are based on unsupported assumptions and contain unsound extrapolations or the affiants fail to consider relevant facts, the affidavits are properly excluded from consideration on a motion for summary judgment"); *United States v. Certain Land*, 214 F. Supp. 148, 151 (M.D. Ala. 1963) (stating that "if the assumptions needed to support the opinion are not proved, or at least testified to, and are not otherwise taken to be true, the opinion is worthless").

POINT III

A SINGLE COUNSEL MAY PURSUE CLASS AND DERIVATIVE CLAIMS IN THE SAME CASE

As stated above, the *Berdat/Papia* Plaintiffs have misrepresented the facts in order for their counsel to stake out a leadership position for themselves. Had they, or their purported expert, Hazard, read the complaints in this case, they would have seen that none of the Funds is named as a defendant in this litigation. Accordingly, the supposed conflict they rely upon simply does not exist. Instead, the class and derivative claims here both seek to recover monies from the real wrongdoers – those entities and individuals who run the Funds and have fiduciary duties to protect the Funds and their shareholders. Thus, the class and derivative claims are consistent and complementary and one counsel can pursue both in this litigation.

Unlike here, in the cases on which the *Berdat/Papia* Plaintiffs rely, **the companies themselves are named simultaneously as defendants in the class claims and nominal defendants in the derivative claims**, which could potentially create a conflict in certain situations. For example, in *Ryan v. Aetna Life Ins. Co.*, 765 F. Supp. 133 (S.D.N.Y. 1991), derivative claims were brought on behalf of a corporation, while class claims were brought against the same corporation. The identical factual scenario existed in *Brickman v. Tyco Toys, Inc.*, 731 F. Supp. 101 (S.D.N.Y. 1990), *Diana v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 1977 U.S. Dist. LEXIS 13598 (S.D.N.Y. Oct. 6, 1977), *Ruggiero v. American Bioculture, Inc.*, 56 F.R.D. 93 (S.D.N.Y. 1972), and *Petersen v. Federated Dev. Co.*, 416 F. Supp. 466 (S.D.N.Y. 1976).[6] **All of these cases deal with plaintiffs seeking to both represent and sue a**

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[6] In *Petersen*, contrary to the *Berdat/Papia* Plaintiffs' misleading citation, the court stated that there was only a "potential conflict of interest" and that the "plaintiff must, on occasion, choose between the pursuit of his personal interest and that of the corporation." *Petersen*, 416 F. Supp. at 475 n.6. The *Petersen* court did not find a *per se*

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corporation within a single lawsuit. As described in Point II, *supra*, **this is not the case here.** The conflict that these cases deal with simply is not present in the Actions and, therefore, the cases cited by *Berdat/Papia* are inapposite and their arguments are without merit.

Even where a class claim against a defendant and a derivative claim on behalf of the same defendant are brought in a single action, "[i]t is well-settled that shareholders have the right to bring direct and derivative actions simultaneously." *In re Transocean Tender Offer Sec. Litig.*, 455 F. Supp. 999, 1014 (N.D. Ill. 1978) (citing *J. I. Case Co. v. Borak*, 377 U.S. 426, 431 (1964)); *Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977) (explicitly recognizing the right of a shareholder to bring both direct and derivative actions). Courts have held that there is no *per se* conflict and a single counsel *can* represent both class and derivative actions when both are based upon proof of the same nucleus of facts and counsel can attack all fronts with equal vigor.[7] *See Transocean*, 455 F. Supp. at 1014 (citing *Bertozzi v. King Louie Int'l, Inc.*, 420 F. Supp. 1166, 1179-80) ("the great weight of authority rejects a *per se* rule prohibiting such representation, and simultaneous prosecutions have been permitted where the asserted 'antagonism' between the primary and derivative actions is merely a 'surface duality'"); *In re Dayco*, 102 F.R.D. 624, 630 (S.D. Ohio 1984) ("the Court agrees with Plaintiff that the case law is virtually unanimous in holding that one counsel can represent a stockholder bringing *both* an individual *and* a derivative action.") (emphasis in original); *Koenig v. Benson*, 117 F.R.D. 330,

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conflict and, because the court determined that the plaintiff was only pursuing individual claims, did not analyze whether there was a showing that the plaintiff could fairly represent the interests of the shareholders and enforce the rights of the corporation. *Id.*

[7] Counsel for *Berdat/Papia* rely on *Kamerman v. Steinberg*, 113 F.R.D. 511, 516 (S.D.N.Y. 1986) in arguing that an inherent conflict exists. *Berdat/Papia* Memo at 16. The court in *Kamerman*, however, stated that "[c]ourts ... have recognized that suing in both an individual and derivative capacity presents a substantial *potential* for conflict," demonstrating that there is not a *per se* rule prohibiting such representation. *Id.* (emphasis added).

334 (E.D.N.Y. 1987) (bringing direct and derivative actions simultaneously does not create a *per se* conflict of interest).

Class and derivative claims may be brought in the same lawsuit because courts recognize that the distinction between individual and derivative shareholder suits is often only "theoretical":

> In [. . .] *Hawk Industries, Inc. v. Bausch & Lomb, Inc.*, 59 F.R.D. 619, 623-24 (S.D.N.Y. 1973), the Court[] held that stockholders pursuing individual claims could not also serve as representatives of a class of derivative plaintiffs. These decisions plainly relied on the theoretical distinction between individual and derivative stockholder suits. That distinction is just that, **a theoretical one, not rooted in the realities of most individual and derivative suits, which usually are "equally contingent upon the proof of the same nucleus of facts."** [*Bertozzi v. King Louie International, Inc.*, 420 F. Supp. 1166, 1180 (D.R.I. 1976)] (Emphasis added).
>
> * * *
>
> **"theoretical conflict of interest"** [between the individual and derivative actions] **does not justify a per se test prohibiting joinder of such actions.**" [*Heilbrunn v. Hanover Equities Corp.*, 259 F. Supp. 936, 939 (S.D.N.Y. 1966)] (Emphasis added).

Dayco, 102 F.R.D. at 630.

A party bringing suit in both an individual and derivative capacity can avoid a potential conflict of interest by showing that he can "fairly and adequately represent the interests of the shareholders . . . in enforcing the right of the corporation." *Petersen*, 416 F. Supp. at 475 n.6. Indeed, the court in *Bertozzi* certified a class action upon finding that the plaintiffs' success in prosecuting both class and derivative actions was "equally contingent upon the proof of the same nucleus of facts" and that "they and their counsel can be expected to attack all fronts with equal vigor." *Bertozzi*, 420 F. Supp. at 1180.

In the Actions subject to the proposed consolidation, the Beasley Plaintiff Group seeks to prove its class and derivative claims on the "same nucleus of facts" because it aims to show that

Defendants charged excessive fees, and/or retained excessive profits, by failing to pass on to shareholders the benefits of economies of scale and by paying brokers to push the AIM/INVESCO Funds over others without disclosure and disguising them as brokerage commissions. The AIM/INVESCO shareholders and the Funds themselves are linked as both suffered at the hands of the same Defendants (*i.e.*, those who run the Funds and are charged with protecting their interests). Defendants embarked on a single course of conduct by which they enriched themselves at the expense of the Funds and their shareholders. In demonstrating Defendants' wrongful conduct, Co-Lead Counsel will necessarily need to show the same nucleus of facts for both the class and derivative claims and will act with equal vigor. As such, counsel for the Beasley Plaintiff Group will adequately represent the interests of all shareholders while at the same time enforcing the rights of the Funds because those interests are perfectly aligned against common wrongdoers and the Funds are not named as Defendants.

The *Berdat/Papia* Plaintiffs also argue that there is an impermissible conflict of interest "because recovery in a class suit could reduce potential recovery in a derivative suit." *Berdat/Papia* Memo at 16. First, this argument makes no sense where, as here, the class claims are not asserted against the Funds. Second, this argument was rejected in *Bertozzi,* relying on *Lamphere v. Brown University*, 71 F.R.D. 641 (D.R.I. 1976). In *Lamphere*, the court stated:

> "[O]nly a conflict that goes to the very subject matter of the litigation will defeat a party's claim of representative status." 7 Wright & Miller, [Federal Practice and Procedure: Civil], § 1768 at 639. . . . *There is no conflict of interest among class members regarding [the] central issue [of liability]* . . . . The potential conflict troubling the defendants can arise only at the remedy stage of litigation, and only if the basic question of the defendants' liability is first resolved in the plaintiffs' favor. . . . If the potential conflict . . . should materialize when and if remedy proceedings are reached in this case, Rule 23 gives this court sufficient flexibility to take appropriate corrective measures at that time.

Id. at 650 (emphasis added).[8]

Additionally, there is no conflict because a mutual fund is not like a typical corporation to which the ordinary distinctions between class and derivative forms of action can be rigidly applied. Any recovery "on behalf of a fund" would flow directly to shareholders of that fund by increasing the Net Asset Value of the fund. *See Tannenbaum v. Zeller*, 552 F.2d 402, 405-06 (2d Cir. 1977) ("The mutual fund industry is in many ways unique. [...] A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belongs to the individual investors holding shares in the fund.).

POINT IV

THERE ARE COMMON QUESTIONS OF LAW AND FACT PENDING BEFORE THE COURT MAKING CONSOLIDATION APPROPRIATE

The *Berdat/Papia* Plaintiffs, as well as Defendants, argue that the *Berdat/Papia* claims and the Beasley Plaintiff Group's claims are dissimilar and should not be consolidated. Even a cursory review of the complaints demonstrates that this fallacious argument is no more than yet another attempt by the *Berdat/Papia* counsel to find some way to distinguish their cases to get a lead counsel position for themselves. All of the Actions, including *Berdat/Papia*, are based on common questions of law and fact. The *Berdat/Papia* claims are subsumed in the Actions and should be consolidated with the Beasley Plaintiff Group's complaints. Federal Rule of Civil Procedure Rule 42(a) explicitly states that consolidation is appropriate when there is "a common

[8] The *Berdat/Papia* Plaintiffs' citation to *Crawford v. Magee*, 1993 U.S. Dist. LEXIS 15144, *11-12 (D. Mass. Oct. 12, 1993), is inapposite. In *Crawford*, the court found economic antagonism between the proposed class representative and members of the class because the proposed class representative was not a part of the Employee Stock Ownership Plan on whose behalf the derivative action was brought. Here, however, no such antagonism exists. To the extent that Hazard suggests there is a conflict because rights of indemnification against the Funds "may" exist by Fund officers and directors (Hazard Affidavit at ¶ 7(e)), this is purely theoretical and Hazard does not present a shred of evidence as to whether such indemnification rights exist here. Accordingly, this baseless argument should be rejected.

question of law or fact pending before the Court." *See Frazier v. Garrison I.S.D.*, 980 F.2d 1514, 1531 (5th Cir. 1993); *Miller v. United States Postal Service*, 729 F.2d 1033, 1035 (5th Cir. 1984). The standard under Rule 42(a) is clearly met here, and the cases should be consolidated.[9]

Both the *Berdat/Papia* actions and the Beasley Plaintiff Group's actions allege the payment of excessive fees.[10] In fact, all allege that, although the amount of assets held by the Funds has increased dramatically over time, Defendants failed to pass on the resulting economies of scale to Plaintiffs, and have instead retained the excess profits, including advisory fees, resulting from the economies of scale. The Beasley Plaintiff Group brings claims under § 36(b) of the Investment Company Act just like the *Berdat/Papia* Plaintiffs. All of the claims of the *Berdat/Papia* Plaintiffs overlap with the claims of the Beasley Plaintiff Group.

However, in order to maximize the recovery for the injured shareholders, the Beasley Plaintiff Group has vastly expanded on their allegations of excessive fees. The Beasley Plaintiff Group alleges that Defendants breached their fiduciary duties to both shareholders and the Funds through directed brokerage payments and improper use of "soft dollars." The Beasley Plaintiff Group further alleges that Defendants failed to properly supervise payments under the Funds' Rule 12b-1 plans. Finally, the Beasley Plaintiff Group alleges that Defendants caused the Funds' prospectuses to fail to properly disclose excessive fees, directed brokerage, and misuse of soft dollars and 12b-1 fees. The Actions, including the *Berdat/Papia* actions allege that substantially the same Defendants harmed the Funds and their shareholders. Once again, however, the Beasley Plaintiff Group goes further and names more defendants than *Berdat/Papia* in an effort

[9] Consolidation is also appropriate under § 10.22 of the Manual for Complex Litigation (4th ed. 2004), which discusses consolidation of cases in the same court.

[10] Defendants' claim that the Beasley Plaintiff Group does not allege excessive distribution fees is incorrect. *See* Beasley Complaint ¶¶ 41, 44-47.

to hold all of the wrongdoers, including the AIM/INVESCO investment advisers, distributors, parent companies, and board of directors, accountable for their actions.[11]

The *Berdat/Papia* Plaintiffs argue that consolidation would prejudice their rights since "the cursory treatment of [the Beasley Plaintiff Group's] fundamental claims is unlikely to withstand a motion to dismiss." *Berdat/Papia* Memo at 11 (*citing Olesh v. Dreyfus Corp.*, 1995 U.S. Dist. LEXIS 21421, at *55 (E.D.N.Y. Aug. 8, 1995)). The opinion of *Berdat/Papia's* counsel on the pleading abilities of counsel for the Beasley Plaintiff Group is neither relevant nor determinative on the issue of consolidation. The test remains whether there are common issues of law or fact. There are. In any event, the Beasley Plaintiff Group will file a consolidated amended complaint that will encompass the claims of all the Actions, including the *Berdat/Papia* actions. The full resources of counsel for the Beasley Plaintiff Group will be brought to bear in filing a consolidated amended complaint that will survive a motion to dismiss.

Defendants' agreement with *Berdat/Papia* that the claims of the two camps are different is highly transparent: Defendants want to limit their liability. If they can convince this Court that the derivative cases should be run by those lawyers who take the position that they can bring only derivative claims against a subset of the Funds, it will reduce Defendants' exposure. However, consolidation of the Actions will best serve all of the AIM/INVESCO Funds and the investing shareholders. Each shareholder and each Fund suffered the same harm from Defendants and all of the claims should be consolidated into a single action.

[11] Defendants argue that consolidation is inappropriate because there is not a complete symmetry of defendants among all the actions. *See* Def. Brf. at 8. The Actions consistently name as defendants the investment advisers and distributors of the AIM/INVESCO Funds, and their parent companies. These defendants, as well as the directors and trustees named, are alleged to have participated in charging excessive advisory and distribution fees to investors and improperly directing brokerage commissions and soft dollars. Consolidating the Actions and naming all of the defendants together will promote efficiency and strengthen all claims by demonstrating interaction between the various related defendants.

POINT V

THE BEASLEY PLAINTIFF GROUP HAS STANDING ON BEHALF OF ALL FUNDS

To seek control over a small portion of the wrongs committed by Defendants, the *Berdat/Papia* Plaintiffs argue that the Beasley Plaintiff Group does not have standing to sue on behalf of the entire universe of 68 mutual funds, but instead can sue only on behalf of those Funds for which it has a shareholder in that Fund. *Berdat/Papia* Memo at 18 (*citing* Investment Company Act § 36(b)). As such, they argue that derivative claims can be brought only on behalf of 18 Funds if *Berdat/Papia* counsel is appointed Lead Counsel, and 28 Funds if the Beasley Plaintiff Group's counsel is appointed Lead Counsel. These arguments fail and the Beasley Plaintiff Group can pursue derivative claims against all Defendants on behalf of all Funds.

Section 36(b) of the Investment Company Act gives a security holder of a registered investment company the right to bring an action against an investment advisor for breach of fiduciary duty, "in respect of ... compensation of payments paid by such registered investment company." *See* 15 U.S.C. § 80a-35(b). The Supreme Court has held that Section 36(b) claims are "direct rather than derivative." *Kamen v. Kemper Financial Services*, 500 U.S. 90, 108 (1991) (*citing Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 540 (1984)).[12] In *Daily Income Fund,* the Supreme Court specifically held that mutual funds themselves have no cause of action under § 36(b). Even though an investor's recovery of damages under Section 36(b) goes to the

[12] In *Kamen*, the Supreme Court clarified the *Daily Income Fund* holding by stating that the Court had concluded "in [*Daily Income Fund*] that a shareholder action 'on behalf of' the company under § 36(b) is direct rather than derivative...." *Kamen*, 500 U.S. at 108. *See also Krantz v. Fidelity Mgmt. & Research Co.*, 98 F. Supp. 2d 150, 157-58 (D. Mass. 2000) (stating in an individual action that "[a] shareholder has a *direct* private cause of action under § 36(b) against the investment adviser 'for breach of fiduciary duty in respect of . . . compensation paid by a fund'") (citing 15 U.S.C. § 80a-35(b)) (emphasis added).

fund, only the individual investors (and the SEC) may bring claims under that statute. *Daily Income Fund, Inc. v. Fox*, 464 U.S. at 536.

In light of such authority, there is no reason why an investor cannot bring his or her direct §36(b) claim representatively under Rule 23 on behalf of the investors in other funds who have common claims against the same Defendants. Although *Berdat/Papia* Plaintiffs argue that for each Fund there must be a corresponding plaintiff, nothing in the Investment Company Act precludes a representative action when, as here, there is a common investment advisor wrongdoer across a multitude of mutual funds where each mutual fund is making the same payments that are the source of the derivative action.

The *Berdat/Papia* counsel rely on traditional cases where there is a single company as the nominal defendant on whose behalf the suit is brought. In this case, however, there are common wrongdoers across all of the Funds and all of the Funds are connected through common boards, leadership, services and shared fees and expenses.[13] Requiring each Fund to have a shareholder plaintiff before a Section 36(b) action can be brought, particularly here where the *Berdat/Papia* Plaintiffs only seek justice for 18 of the 68 AIM/INVESCO Funds, results in uneven adjudication of wrongs and the potential of multiple small actions against identical defendants on identical claims. This proposition is inefficient and unwieldy, may result in inconsistent adjudication and undercuts §36(b)'s purpose of allowing a suit based on "compensation of payments paid by such registered investment company" to an investment adviser.

[13] *Dandorph v. Fahnestock & Co.*, 462 F. Supp. 961, 965 (D. Conn. 1979) and *Olesh*, 1995 U.S. Dist. LEXIS 21421, on which Defendants rely, the plaintiff lacked individual standing. There is no question that Plaintiffs in the present case have standing to bring their individual claims. Also, *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486 (N.D. Ill. 1999), on which Defendants also rely, is not precedent in this district, and the court's discussion of the standing issue is wholly conclusory. *Id.* at 493.

Established theories in the class context are instructive and analogous. The juridical link doctrine is an established principal of class certification under which a plaintiff may maintain suit against multiple defendants even though the plaintiff has no direct contact with one or more of those defendants. *See, e.g., In Re Enron Corp. Sec., Derivative & "ERISA" Litig.*, 2004 U.S. Dist. LEXIS 8158, *107-08 (S.D. Tex. Feb. 24, 2004) ("[w]here a representative plaintiff in a class action suit has itself been injured by one or more, but not by all, of named multiple defendants, some courts have recognized an exception to the general rule that each class representative must have a plausible claim against each named defendant in a class or subclass").

"While ordinarily 'a plaintiff who has no cause of action against [a] defendant can not fairly and adequately protect the interests of those who do have such causes of action,' an exception may apply to cases in which 'all defendants are *juridically related* in a manner that suggests a single resolution of the dispute would be expeditious.'" *Alves v. Harvard Pilgrim Health Care, Inc.*, 204 F. Supp. 2d 198, 205 (D. Mass. 2002) (emphasis added), *aff'd*, 316 F.3d 290 (1st Cir. 2003). The juridical link doctrine is properly applied where efficiency and expediency allow plaintiffs to join together to address ***common wrongs*** by a group of defendants. "The doctrine is a powerful tool that can allow a plaintiff's lawyer to force many defendants (and what might be numerous class actions) into a single lawsuit at a substantially reduced cost." *Enron*, 2004 U.S. Dist. LEXIS 8158, at *108.[14] *See also Payton v. County of Kane*, 308 F.3d 673, 678 (7th Cir. 2002) ("if the plaintiffs as a group -- named and unnamed --

[14] The Third Circuit Court of Appeals in *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1096 (3d Cir. 1975) described the roots of the juridical link doctrine in the following terms: "The court in *La Mar v. H & B Novelty & Loan Company*, [489 F.2d 461 (9th Cir. 1973)] noted that there may be certain exceptions to [the rule that where no plaintiff has standing on any issue against one of multiple defendants, a suit for damages may not be maintained as a class action against that defendant]. The court properly excluded (1) situations in which the injuries are the result of "a conspiracy or concerted schemes between the defendants at whose hands the class suffered injury," or (2) instances in which *all defendants are juridically related and a single disposition of the entire dispute would be expeditious. La Mar*, 489 F.2d at 466 (emphasis added).

have suffered an identical injury at the hands of several parties related by way of a conspiracy or concerted scheme, or 'otherwise juridically related in a manner that suggests a single resolution of the dispute would be expeditious, the claim could go forward'") (quoting *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973)); *De Allaume v. Perales*, 110 F.R.D. 299, 304 (S.D.N.Y. 1986) (finding the juridical link doctrine satisfied where "individual commissioners allegedly implemented an illegal policy which was promulgated in Administrative Directives issued by the State [Department of Social Services]").

The Funds in this action share juridical links because they have suffered the same harm as a result of Defendants' excessive fees and directed brokerage payments that were uniformly applied across all of the AIM/INVESCO Funds. The common action of Defendants across all the Funds satisfies the juridical link doctrine and allows the Beasley Plaintiff Group to bring derivative claims on behalf of each of the 68 Funds.

The Fifth Circuit agreed with this concept in *Forbush v. J.C. Penny Co.*, 994 F.2d 1101, 1106 (5th Cir. 1993). In *Forbush*, although not using juridical link language, the Fifth Circuit reversed the district court's ruling that a plaintiff could not represent four separate ERISA plans administered by the same defendant employing the same general practice that harmed the plans. *Id.* Similarly, in *Alves*, 204 F. Supp. 2d at 205, two class representatives brought an ERISA class action against five defendants. Even though neither plaintiff was ever a member of an ERISA plan that the defendants sponsored, the District of Massachusetts concluded that "plaintiffs' claims against [defendants] should not be dismissed for lack of standing. Because these defendants [were] wholly[-]owned affiliates of [the corporate defendant], in which plaintiffs were participants, and the copayment plan provisions [were] substantially the same, a single resolution of the dispute would be expeditious." *Id. See also Fallick v. Nationwide Mut. Ins.*

Co., 162 F.3d 410, 422 (6th Cir. 1998) (when a single defendant offers a range of ERISA plans, an individual in one plan can represent a class of plaintiffs - including some belonging to other plans - as long as 'the gravamen of the plaintiff's challenge is to the general practices [of the defendant] which affect all of the plans'").

The rationale of the juridical link doctrine is wholly applicable in the mutual funds context, where the Funds' common corporate parents, common distributors and common investment advisers dominate and control the operations of the mutual funds they offer. There are common contractual obligations to a large number of the mutual funds within the family of Funds, and Defendants are alleged to have engaged in a common scheme to fail to pass along the benefits of economies of scale, and to enter into improper agreements with brokers involving improper directed brokerage and soft dollar activity. In addition, the Funds predominately share a common Board of Directors, officers and employees of AIM/INVESCO who administer the Funds and portfolios generally, and are not limited to individual Funds. Individual Funds have no independent will and are dominated by AIM/INVESCO and the common body of directors established by AIM/INVESCO.[15] Under the juridical link doctrine, the Funds would be assured of efficient and equal treatment. *See Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990) (While "[o]ther named plaintiffs could be supplied to match with each named defendant [...] it would be unwieldy to do so. [...] The case is simpler and more economical with the class of plaintiffs and the named defendants").[16]

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[15] All the AIM/INVESCO Funds are essentially alter egos of one another. The Funds are pools of investor assets that are managed and administered by officers and employees of AIM/INVESCO, not by Fund employees who are independent of AIM/INVESCO. *See Tannenbaum,* 552 F.2d at 405-06.

[16] In the cases cited by *Berdat/Papia*, the plaintiffs, unlike the AIM/INVESCO Funds, did not share claims against the defendants. In *Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196 (S.D.N.Y. 1991), the court found that the plaintiffs lacked standing against certain defendants because those defendants did not do any work in connection with the limited partnerships at issue. In the case at bar, however, the Defendants are common to all

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Even though the *Berdat/Papia* Plaintiffs argue that the statutory language of Section 36(b) requires a derivative action, class cases are analogous and confirm the Beasley Plaintiff Group's ability in this circumstance to sue on behalf of all the Funds without a plaintiff representative for each Fund. Class case law confirms that the Beasley Plaintiff Group may represent all of the Funds in light of the identical nature of the claims of the Funds against Defendants, the juridical links binding Defendants to all the Funds, and the close interrelationship of all the Funds with each other. *See In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 U.S. Dist. LEXIS 13469 (S.D.N.Y. Sept. 19, 2000) (certifying named plaintiffs who invested in the Dreyfus Aggressive Growth Fund to represent purchasers in the Dreyfus Premier Aggressive Growth Fund); *Hicks v. Morgan Stanley & Co.*, 2003 U.S. Dist. LEXIS 11972, at *8 (S.D.N.Y. July 16, 2003) (rejecting defendant's argument that class representative could not represent all claims, based on the fact that the "claim arises from the same event or course of conduct . . . give[s] rise to claims of other class members and claims are based on same legal theory"); *In re Prudential Sec. Inc. Ltd. P'ship Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs who invested in three limited partnerships could represent persons

---

plaintiffs. In *Spira v. Nick*, 876 F. Supp. 553 (S.D.N.Y. 1995), the plaintiff sought to have a receiver appointed for 25 entities. The applicable statute on appointing a receiver specified that the movant must have an interest in the property and the court found that the plaintiff lacked standing for the 23 entities in which he had no ownership interest. In *In re Colonial Ltd. P'ship Litig.*, 854 F. Supp. 64 (D. Conn. 1994), the standing issue focused on whether the plaintiff had suffered the requisite injury under RICO to bring the claim. Finally, in *Nenni v. Dean Witter Reynolds, Inc.*, 1999 U.S. Dist. LEXIS 23351 (D. Mass. Sept. 9, 1999), the court only addressed the standing issue regarding plaintiffs' §§ 11(a) and 12 claims.

who had invested in two other limited partnerships, where the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).

In order to advance their own monetary interests, the *Berdat/Papia* counsel argue to restrict, instead of maximize, recovery for the injured AIM/INVESCO Funds. The Beasley Plaintiff Group, however, seeks the maximum recovery for the maximum number of Funds and shareholders.[17] The attempt by counsel for the *Berdat/Papia* Plaintiffs to reduce the number of Funds on whose behalf claims can be brought, and essentially abandon those Funds where they do not have a shareholder client, evidences that their self-serving goal in this case is not to fight for the best interests of all those victimized by Defendants, but rather to carve out a lead counsel position for themselves at all costs. The Court should not reward such self-interested behavior.

CONCLUSION

For the reasons detailed herein and in their prior submissions, Plaintiffs respectfully request this Court to: (i) consolidate the Actions; (ii) appoint Plaintiffs and Chicago as Co-Lead Plaintiffs; (iii) appoint Milberg Weiss, Susman Godfrey and Bernstein Litowitz as Co-Lead Counsel; and (iv) appoint Milberg Weiss, Susman Godfrey, Bernstein Litowitz, Schiffrin & Barroway LLP, Stull Stull & Brody and Weiss & Yourman as members of the Executive Committee to be chaired by Milberg Weiss, Susman Godfrey and Bernstein Litowitz.

Dated: October 12, 2004

Attorney-in-charge:

SUSMAN GODFREY LLP
By: Stephen D. Susman (by permission)
Stephen D. Susman
Tex. St. Bar 19521000; S.D.Tex. Bar 03257

[17] Even if the Court were to agree in theory with *Berdat/Papia* that derivative claims can be brought only if there is a plaintiff holder in a particular Fund, *Berdat/Papia's* counsel does not explain why they should be appointed as derivative counsel when their clients cover *less* Funds than the Beasley Plaintiff Group.

1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

Of Counsel:

SUSMAN GODFREY LLP
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
Suite 5100
1000 Louisiana
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Levy
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

**BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP**
Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel.: (858) 793-0070
Fax: (858) 793-0323

Counsel for Plaintiff Chicago Deferred Compensation Plan and Proposed Co-Lead Counsel

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
Tel.: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff Richard Tim Boyce

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

WEISS & YOURMAN
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

HOEFFNER & BILEK LLP
Thomas E. Bilek
440 Louisiana Street
Houston, Texas 77002
Tel.: (713) 227-7720
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

CERTIFICATE OF SERVICE

This is to certify that on the 12th day of October, 2004, a true and correct copy of the foregoing Memorandum of Law in Support of the Amended Motion for Appointment **of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee, and Reply Brief in Further Support of Plaintiffs' Motion for Consolidation** was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles Kelley
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Yedhudis Lewis
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue
New York, New York 10022

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Robin L. Harrison
CAMPBELL, HARRISON & DAGLEY, LLP
909 Fannin, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey B. Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, Florida 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLP
174 East Bay Street
Charleston, South Carolina 29401

Patrick D. Vellone, Esq.
Matthew M. Wolf, Esq.
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202

Steven J. Mitby

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

DECLARATION OF STEVEN J. MITBY IN SUPPORT OF THE APPOINTMENT OF CO-LEAD PLAINTIFFS, APPOINTMENT OF CO-LEAD COUNSEL, APPOINTMENT OF AN EXECUTIVE COMMITTEE, AND APPOINTMENT OF CO-CHAIRS OF THE EXECUTIVE COMMITTEE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge Nancy F. Atlas

[Caption continues on next page]

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I, Steven J. Mitby, under penalties of perjury, hereby declare:

A. I am an attorney with the law firm of Susman Godfrey LLP ("Susman Godfrey"). I submit this declaration in support of the Motion For Appointment Of Co-Plaintiffs, Appointment Of Co-Lead Counsel, Appointment Of An Executive Committee And Appointment Of Co-Chairs Of The Executive Committee.

B. Attached hereto as Exhibit A is a true and accurate copy of the firm resume of Milberg Weiss Bershad & Schulman LLP. Attached hereto as Exhibit B is a true and accurate copy of the firm resume of Susman Godfrey. Attached hereto as

Exhibit C is a true and accurate copy of the firm resume of Bernstein Litowitz Berger & Grossmann LLP.

C. Attached hereto as Exhibit D is the consolidated amended complaint filed in the District of Maryland, 04-md-15864 (FPS), on September 30, 2004, concerning allegations of market-timing transactions of shares of AIM/INVESCO mutual funds.

Dated: October 12, 2004
Houston, Texas

Steven J. Mitby

CERTIFICATE OF SERVICE

This is to certify that on the 12th day of October, 2004, a true and correct copy of the foregoing **Declaration of Steven J. Mitby in Support of the Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee** was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles Kelley
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Yedhudis Lewis
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue
New York, New York 10022

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Robin L. Harrison
CAMPBELL, HARRISON & DAGLEY, LLP

909 Fannin, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey B. Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, Florida 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLP
174 East Bay Street
Charleston, South Carolina 29401

Patrick D. Vellone, Esq.
Matthew M. Wolf, Esq.
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202

Steven J. Mitby

Milberg Weiss Bershad & Schulman LLP

THE FIRM'S PRACTICE, ACHIEVEMENTS AND ATTORNEYS' BIOGRAPHIES

Milberg Weiss Bershad & Schulman LLP is a 110-lawyer firm with main headquarters in New York City and other offices nationwide, including Boca Raton,FL, Wilmington, DE, Washington, D.C., Seattle, WA and Los Angeles, CA. The firm that Melvyn I. Weiss and Lawrence Milberg founded in 1965 will celebrate its 40th anniversary next year. The firm has been actively engaged in commercial litigation, emphasizing securities, consumer, insurance, healthcare, corporate, human rights, employment discrimination and antitrust class actions.

The firm's reputation for excellence has been recognized on repeated occasions by courts that have appointed it to major positions in complex multi-district or consolidated litigations. Milberg Weiss has successfully prosecuted thousands of class action lawsuits, has taken a lead role in numerous complex litigations on behalf of defrauded investors, consumers and companies, as well as victims of World War II human rights violations, and has been responsible for more than $45 billion in recoveries. For more information, please visit www.milbergweiss.com

JUDICIAL COMMENDATIONS

Milberg Weiss has been commended by countless judges all over the country for the quality of its representation in class action lawsuits. In ***Rite Aid***, Judge Dalzell commented on the skill and efficiency of Milberg Weiss attorneys in litigating the complex case:

> At the risk of belaboring the obvious, we pause to say a specific word about... the skill and efficiency of the attorneys involved...Milberg Weiss [was] extraordinarily deft and efficient in handling this most complex matter... they were at least eighteen months ahead of the United States Department of Justice in ferreting out the conduct that ultimately resulted in the write-down of over $1.6 billion in previously reported Rite Aid earnings... In short, it would be hard to equal the skills class counsel demonstrated here.

See ***In re Rite Aid Corp. Sec. Litig.***, 269 F. Supp. 2d 603, 611 (E.D. Pa. 2003)

In ***In re Lucent Technologies, Inc. Securities Litigation***, Judge Joel A. Pisano of the United States District Court for the District of New Jersey Recently (February 24, 2004) filed an Opinion approving the Settlement of the In re Lucent Technologies, Inc. Securities Litigation Case No. 00 CV-621, in which he complimented Milberg Weiss (Co-Lead Counsel for the Plaintiff Class) saying:

> "the attorneys representing the Plaintiffs are highly experienced in securities class action litigation and have successfully prosecuted numerous class actions throughout the United States. They are more than competent to conduct this action. Co-Lead Counsel diligently and aggressively represented Plaintiffs before this Court and in the negotiations that resulted in the Settlement." Judge Pisano further stated: "the efforts and ingenuity of Lead Plaintiffs and Lead Counsel resulted in an extremely valuable Settlement for the Benefit of the Class."

See ***In re Lucent Techs, Inc. Sec. Litig.,*** No. 00 CV-621, slip op. at 14-15, 26 (D.N.J. Feb. 24, 2004)

In ***Buspirone***, Judge Koeltl commentated on plaintiffs' counsel:

> Let me say that the lawyers in this case have done a stupendous job.

See ***In re Buspirone Patent Litig.***, final approval hearing transcript dated Nov. 6, 2003, at 34:2-3.

In ***Christie's***, Judge Kaplan commented on class counsel's representation:

> I have satisfied myself in examining these papers that counsel involved in this case pursued this very difficult matter tenaciously, with skill, and got what I view to be an excellent result.

See ***Kruman v. Christie's Int'l, PLC***, Final Approval Hearing Transcript dated June 2, 2003, at 36:13-16.

In *Transamerica*, Judge Danielson made it a point to comment on the professionalism of Milberg Weiss:

> It would be hard to imagine what question I could come up with that I haven't already seen the information that I needed in the submissions that have been made to this Court. I can't remember anything so thoroughly and professionally handled in the 20-some odd years that I've been involved in the law. It is interesting to see law practiced honorably. And I think all of the lawyers who have involved themselves in this case can be very proud of their profession.

See ***Gordon v. Transamerica Occidental Life Ins. Co.***, Hearing Transcript dated June 26, 1997, at 39:3-12.

In ***Prudential***, in approving the settlement of a nationwide class action against a life insurer for deceptive sales practices, Judge Wolin observed:

> [T]he results achieved by plaintiffs' counsel in this case in the face of significant legal, factual and logistical obstacles and formidable opposing counsel, are nothing short of remarkable.
>
> * * *
>
> Finally, the standing and professional skill of plaintiffs' counsel, in particular Co-Lead Counsel, is high and undoubtedly furthered their ability to negotiate a valuable settlement and argue its merits before this Court. Several members of plaintiffs' counsel are leading attorneys in the area of class action litigation.

In re Prudential Ins. Co. of Am. Sales Practices Litig., 962 F. Supp. 572, 585-86 (D.N.J. 1997), vacated on other grounds. Milberg Weiss Bershad & Schulman LLP was co-lead counsel in this litigation. At the Fairness Hearing in Prudential, Judge Wolin stated that "there is no doubt that Class Counsel have prosecuted the interests of the class members with the utmost vigor and expertise." ***In re The Prudential Ins. Co. of Am. Sales Practices Litig.***, 962 F. Supp. 450, 519 (D.N.J. 1997) (emphasis added).

In ***In re NASDAQ Market-Makers Antitrust Litig.***, 187 F.R.D. 465, 474 (S.D.N.Y. 1998), in an opinion dated November 9, 1998, approving settlements totaling over $1.027 billion, Judge Sweet commented:

> Counsel for the Plaintiffs [Milberg Weiss] are preeminent in the field of class action litigation, and the roster of counsel for Defendants includes some of the largest, most successful and well regarded law firms in the country. It is difficult to conceive of better representation than the parties in this action achieved.

In approving a $100 million settlement in ***In re Prudential Securities Inc. Partnership Litigation***, 912 F. Supp. 97, 101 (S.D.N.Y. 1996), for which Milberg Weiss was one of the lead counsel, Judge Pollack noted that he had "had the opportunity at first hand to observe the quality of plaintiffs' class counsel's representation, both here and in prior complex litigation, and is impressed with the quality of Plaintiffs' Class Counsel."

In his opinion on class certification, Judge Chesler noted:

> The firm of Milberg Weiss Bershad & Schulman LLP, which is co-lead counsel for the plaintiff, was also counsel for the plaintiff class in the ***Prudential*** case. Thus, the adequacy of the plaintiff's representation is beyond reproach. Furthermore, the tremendous and unprecedented settlements which the Milberg firm has helped to secure for the plaintiff classes in both this case and the ***Prudential*** case are a testament to counsel's vigorous pursuit of the class interests.

See ***Roy v. The Independent Order of Foresters***, Civ. No. 97-6225 (SRC) (D.N.J. August 3, 1999), at 32.

At the Settlement Hearing in the ***Chipcom*** litigation, for which Milberg Weiss was counsel, Judge Woodlock remarked:

> [I]t seems to me that the level of legal services, the quality of legal services, the attention to the case on behalf of the plaintiffs, and ultimately plaintiffs' class, was really very high quality and ought to be recognized by an appropriately high percentage figure here.
>
> Of course, I disagree on the merits of the case. That is not, however, to say that I disagree with the quality of the lawyering or disregarded the quality of the lawyering or thought that the quality of the lawyering was not at the highest level. To the contrary, I thought it was at the highest level and that ought also to be reflected here.

See ***Nappo v. Chipcom Corp.***, CA-95-11114-WD (D. Mass.) Settlement Hearing Transcript dated June 26, 1997, at 13-14.

NOTEWORTHY CLIENTS

In addition to countless individual investors, funds and institutions represented by Milberg Weiss include:

• The City of Birmingham (Ala.) Retirement & Relief Fund. Milberg Weiss is representing the City of Birmingham, Lead Plaintiff in an ongoing federal securities class action against Mattel Corporation.

• SEIU Local 144 Nursing Home Pension Fund and Hotel Front Insurance Fund. Milberg Weiss is representing these combined funds in several securities class actions, including actions against Procter & Gamble Company, The Honeywell Corporation, and Microstrategy, Inc. Proctor and Gamble recently settled for $48 million and MicroStrategy recently settled for $155 million.

• The Dotcom Fund. Milberg Weiss is representing the Dotcom Fund, the Lead Plaintiff in a federal securities class action, against VantageMedCorporation, for selling millions of dollars worth of securities pursuant to a false Registration Statement and Prospectus.

• The Federal Deposit Insurance Corporation. Milberg Weiss represented the FDIC in claims arising out of the failure of the Butcher brothers' Tennessee banking empire. The case ultimately settled for $425 million after a full jury trial as part of a massive global settlement among the FDIC, RTC and Ernst & Whinney.

• The New England Health Care Employees Pension Fund. Milberg Weiss is representing the New England Health Care Employees Pension Fund, the Lead Plaintiff in a securities fraud action against Fruit of the Loom involving accounting fraud and over $70 million worth of insider trading. The firm is also representing the New England Health Care Employees Pension Fund as Lead Plaintiff in a securities fraud action against Newell Rubbermaid, Inc.

• The West Virginia Employer - Teamsters Joint Counsel No. 84 Pension Trust and Locals 175 and 505 Pension Trust. Milberg Weiss has recently represented these Taft-Hartley pension funds as Lead Plaintiff in a several pending securities fraud class actions, including actions against The Clorox Company, America West Holdings Corp. and Lucent Technologies Corp.

• Amalgamated Bank (Longview Fund). Milberg Weiss was recently retained by the Amalgamated Bank to monitor the assets of the Longview Fund and advise and represent the Fund on fraud and corporate governance matters. The Longview Fund is a $4 billion fund invested substantially in U.S. equities and debt instruments.

• ILGWU National Retirement Fund, UNITE Staff Retirement Plan, ILGWU Unit-Eastern States Health & Welfare Fund, ILGWU Death Benefit Fund, ILGWU Escrow Fund and UNITE General Fund. Milberg Weiss is currently monitoring the assets of these six Taft-Hartley pension funds as well as advising them on litigation matters on a case-by-case basis.

• The State of New Jersey Pension Fund. Milberg Weiss was competitively selected by the Treasurer of the State of New Jersey to represent the state's $86 billion pension fund in its securities litigation against Sears Roebuck & Co. New Jersey was recently appointed lead plaintiff and Milberg Weiss lead counsel, after hard-fought motion practice.

• California Public Employees Retirement System. Milberg Weiss has been selected by CalPERS, the nation's largest public investment fund with over $175 billion in assets under management, to serve as outside counsel for securities class action and derivative litigation.

• The New York State and Local Retirement System. Milberg Weiss was selected by former New York State Comptroller H. Carl McCall and current comptroller Alex G. Hevesi to serve as one of three firms acting as special counsel for securities class action and derivative litigation. Milberg Weiss is currently representing the N.Y. State Common Retirement Fund in substantial securities fraud actions against Bayer AG, the Raytheon Corp. and Chubb.

• The cities of San Francisco, Los Angeles, Birmingham (Ala.), and 14 counties in California in connection with claims filed against big tobacco companies for conspiracy to hide the truth regarding the damages related to smoking. In connection with this litigation, Milberg Weiss has also worked closely with the attorneys general of several states, including the State of California.

• The firm represented IBM Corporation with Cravath, Swaine & Moore in class and derivative suits asserted against IBM in New York courts. The derivative litigation has been dismissed and the class litigation was defeated on a motion for summary judgment, thereafter sustained on appeal.

• Milberg Weiss was appointed co-lead counsel to represent institutions and individual purchasers of Oxford Health Plans, Inc. common stock in pursuit of securities fraud actions against the company and certain of its officers and direc-

tors. Judge Brieant's decision to appoint as co-lead plaintiffs two institutions and three individual investors, the latter represented by Milberg Weiss, reflected in substantial part the interpretation of the relevant provisions of the Private Securities Litigation Reform Act of 1995 (PSLRA) advanced by this firm. This matter recently settled in excess of $300 million.

• In addition, the firm has represented individuals, governmental entities and major corporations including CBS Corporation; T.V. Azteca, Mexico's second largest television network; Phar-Mor, Inc., formerly a nationwide discount pharmacy chain, and others in complex financial litigation.

PROMINENT CASES

• ***In re NASDAQ Market-Makers Antitrust Litig.,*** MDL 1023 (S.D.N.Y.). Milberg Weiss served as court-appointed co-lead counsel for a class of investors. The class alleged that the NASDAQ market-makers set and maintained wide spreads pursuant to an industry-wide conspiracy in one of the largest and most important antitrust cases in recent history. After three and one half years of intense litigation, the case was settled for a total of $1.027 billion, the largest antitrust settlement ever. An excerpt from the court's opinion reads:

> Counsel for the Plaintiffs are preeminent in the field of class action litigation, and the roster of counsel for the Defendants includes some of the largest, most successful and well regarded law firms in the country. It is difficult to conceive of better representation than the parties to this action achieved.

• ***In re Initial Public Offering Securities Litig.,*** No. 21 MC 92 (SAS). This litigation consists of 309 class actions involving over 300 IPOs marketed between 1998 and 2000. A proposed settlement between the issuer defendants, their directors and officers will guarantee at least $1 billion dollars to class members from the insurers of the issuers.

• ***In re Lucent Technologies Inc. Securities Litig.,*** No. 00cv621(AJL). The second largest securities settlement in history provides record compensation of $600 million to aggrieved shareholders who purchased Lucent stock between October 1999 and December 2000.

• ***In re American Continental Corp./Lincoln Savings & Loan Sec. Litig.,*** MDL 834 (D. Ariz.). Milberg Weiss served as the court-appointed co-lead counsel for a class of persons who purchased debentures and/or stock in American Continental Corp., the parent company of the now-infamous Lincoln Savings & Loan. The suit charged Charles Keating, other insiders, three major accounting firms, three major law firms, Drexel Burnham, Michael Milken and others with racketeering and violations of securities laws. Recoveries totaled $240 million on $288 million in losses. A jury also rendered verdicts of more than $1 billion against Keating and others.

• ***Mangini v. RJ Reynolds Tobacco Co., Cal. 4th 1057 (1994),*** in this case R.J. Reynolds admitted "the Mangini action, and the way that it was vigorously litigated, was an early, significant and unique driver of the overall legal and social controversy regarding underage smoking that led to the decision to phase out the Joe Camel Campaign."

• ***In re Airline Ticket Comm'n Antitrust Litig.,*** MDL 1058 (D. Minn.). Milberg Weiss served as co-lead trial counsel on behalf of a class of travel agents alleging that nine major airlines conspired to fix their commission rates. Just prior to trial in September 1996, the case was settled for a total of $86 million.

• ***Cordova v. Liggett Group, Inc., et al.,*** No. 651824 (CA Super. Ct., San Diego County) and ***People v. Philip Morris, Inc., et al.,*** No. 980864 (CA Superior Court, San Francisco County), Milberg Weiss, a lead counsel in both these actions, played a key role in these cases which were settled with the attorneys general global agreement with the tobacco industry bringing $26 billion to the State of California as a whole and $12.5 billion to the cities and counties within California.

• ***In re Exxon Valdez,*** No. A89-095 Civ. (D. Alaska) and ***In re Exxon Valdez Oil Spill Litig.,*** 3 AN-89-2533 (Alaska Superior Court, Third Judicial Dist.). Milberg Weiss is a member of the Plaintiffs' Coordinating Committee and co-chair of Plaintiffs' Law Committee in the massive litigation resulting from the Exxon Valdez oil spill in Alaska in March 1989. A jury verdict of $5 billion was obtained and is currently on appeal.

• ***In re Washington Public Power Supply Sys. Sec. Litig.,*** MDL 551 (D. Ariz.). A massive litigation in which Milberg Weiss served as co-lead counsel for a class that obtained settlements totaling $775 million after several months of trial.

• ***In re Baldwin United Annuity Litig.,*** No. M-21-35 (S.D.N.Y.). Milberg Weiss served as co-lead counsel in

this consolidated proceeding on behalf of purchasers of annuities that was settled for over $160 million.

• ***Hall v. NCAA*** (Restricted Earnings Coach Antitrust Litigation), No. 94-2392-KHV (D. Kan.). The firm was lead counsel and lead trial counsel for one of three classes of coaches in consolidated price-fixing actions against the National Collegiate Athletic Association. On May 4, 1998, the jury returned verdicts in favor of the three classes for more than $67 million.

• ***Newman v. Stringfellow*** (Stringfellow Dump Site Litigation), No. 165994 MF (Superior Court Riverside County). Milberg Weiss represented more than 4,000 individuals suing for personal injury and property damage arising from their claims that contact with the Stringfellow Dump Site may have caused them toxic poisoning. Settlements totaled approximately $109 million.

• ***City of San Jose v. PaineWebber,*** No. C- 84-20601(RFP) (N.D. Cal.). Milberg Weiss filed a lawsuit on behalf of the City of San Jose to recover speculative trading losses from its former auditors and 13 brokerage firms. In June 1990, following a six-month trial, the jury returned a verdict for the City, awarding over $18 million in damages plus pre-judgment interest. The City also recovered an additional $12 million in settlements prior to and during the trial.

• ***Hicks v. Nationwide,*** Case No. 602469 (Superior Court San Diego County). Milberg Weiss represented a class of consumers alleging fraud involving military purchasers of life insurance, in which a jury trial resulted in a full recovery for the class, plus punitive damages.

• ***In re Aetna Inc. Sec. Litig.,*** MDL No. 1219 (E.D. Pa.). Milberg Weiss served as a co-lead counsel and obtained a pretrial settlement of $82.5 million in this securities fraud class action.

• ***In re Nat'l Health Laboratories Sec. Litig.,*** No. CV-92-1949-RBB (S.D. Cal.). Milberg Weiss served as co-lead counsel and obtained a pretrial settlement of $64 million in this securities fraud class action.

• ***In re Apple Computer Sec. Litig.,*** No. C-84-20148(A)-JW (N.D. Cal.). Milberg Weiss served as lead counsel and after several years of litigation obtained a $100 million jury verdict in this securities fraud class action. The $100 million jury verdict was later upset on post-trial motions, but the case was settled favorably to the class.

• ***In re Nat'l Med. Enter. Sec. Litig.,*** No. CV-91-5452-TJH (C.D. Cal.). Milberg Weiss served as co-lead counsel and recovered $60.75 million in this securities fraud class action.

• ***FDIC v. Ernst & Whinney*** (E.D. Tenn.). Milberg Weiss represented the FDIC (Federal Deposit Insurance Corporation) which sought to recover $275 million of losses arising out of the failure of the Butcher brothers Tennessee banking empire. The case settled after a full trial as part of a massive "global" settlement between the FDIC and Ernst & Whinney.

• ***In re Nucorp Energy Sec. Litig.,*** MDL 514 (S.D. Cal.). Milberg Weiss served as co-lead counsel in this consolidated class action and obtained settlements totaling $55 million.

• ***In re U.S. Fin. Sec. Litig.,*** MDL 161 (S.D. Cal.). Milberg Weiss acted as chairman of the Plaintiffs' Steering Committee and achieved a pretrial settlement of over $50 million.

• ***In re LILCO Sec. Litig.,*** No. 84 Civ. 0588 (LDW) (E.D.N.Y.). Milberg Weiss served as lead counsel and recovered $48.5 million for shareholders on the eve of the trial.

• ***Barr v. United Methodist Church,*** Case No. 404611 (Superior Court San Diego County). Milberg Weiss served as lead and trial counsel in this class action on behalf of elderly persons who lost their life savings when a church-sponsored retirement home that had sold them prepaid life-care contracts went bankrupt. After four years of intensive litigation – three trips to the United States Supreme Court and five months of trial – plaintiffs obtained a settlement providing over $40 million in benefit to the class members. In approving that settlement, Judge James Foucht praised the result as "a most extraordinary accomplishment" and noted that it was the "product of the skill, effort and determination of plaintiffs' counsel."

• ***Grobow v. Dingman*** (The Henley Litigation), Case No. 575076 (Superior Court San Diego County). Milberg Weiss served as co-lead counsel and obtained $42 million derivatively on behalf of The Henley Group, Inc.

• ***In re Itel Sec. Litig.,*** No. C-79-2168A-RPA (N.D. Cal.). Milberg Weiss served as co-lead counsel in this securities class action that was settled for $40 million.

• ***In re Fin. Corp. of America,*** No. CV-84-6050-TJH(Bx) (C.D. Cal.). Milberg Weiss served as co-lead counsel and obtained a settlement of $41 million.

• ***In re Oak Indus. Sec. Litig.,*** No. 83-0537-G(M) (S.D. Cal.). Milberg Weiss served as co-lead counsel in this case and obtained a settlement for $33 million.

• ***In re Wickes Cos. Sec. Litig.,*** MDL 513 (S.D. Cal.). Milberg Weiss served as liaison counsel in this consolidated securities law class action that was settled for $32 million.

• ***Kaplan v. Chase Manhattan Corp.,*** No. 9611-85 (N.Y. Sup. Ct.). Milberg Weiss served as co-lead counsel in this derivative case where the firm obtained $32.5 million for the plaintiffs.

• ***In re Pepsico Sec. Litig.,*** No. 82 Civ. 8403(ADS) (S.D.N.Y.). Milberg Weiss served as co-lead counsel in this case and obtained a pretrial settlement of $21.5 million.

• ***In re Northwest Indus. Sec. Litig.,*** Nos. 82-C0658 & 82-C1599 (N.D. Ill.). Milberg Weiss served as co-lead counsel in this case and obtained an $18 million jury verdict.

• ***Weinberger v. Shumway*** (The Signal Companies, Inc.), Case No. 547586 (Superior Court San Diego County). Milberg Weiss served as co-lead counsel in this derivative litigation challenging executive "golden parachute" contracts, and obtained a settlement of approximately $23 million.

• ***In re Warner Communications Sec. Litig.,*** No. 82 Civ. 8288(JFK) (S.D.N.Y.). Milberg Weiss served as co-lead counsel in this case and obtained a settlement of $18 million.

• ***Rosenfeld v. Leach,*** Case No. 257916 (Superior Court San Mateo County). Milberg Weiss served as lead counsel in this case challenging an attempt to "go private." The case settled just before trial for $18 million.

• ***In re Viatron Computer Sys. Corp. Litig.,*** MDL 138-T (D. Mass.). Milberg Weiss served as lead and trial counsel in this case. A jury verdict was returned establishing the liability of a "Big Eight" accounting firm and aggregate settlements totaled over $15 million.

• ***In re Seafirst Sec. Litig.,*** No. C-83-771-R (W.D. Wash.). Milberg Weiss served as co-lead counsel in this class action and obtained a pretrial settlement of $13.6 million.

• ***In re Waste Mgmt. Sec. Litig.,*** No. 83-C2167 (N.D. Ill.). Milberg Weiss served as co-lead counsel in this case and obtained a pretrial settlement of $11.5 million.

• ***In re Informix Corp. Sec. Litig.,*** No. C-97-1289-CRB (N.D. Cal.). Milberg Weiss served as co-lead counsel in this case and obtained a pretrial settlement of $142 million.

• ***In re IDB Communications Group, Inc. Sec. Litig.,*** No. CV-94-3618 (C.D. Cal.). Milberg Weiss served as co-lead counsel in this case and obtained a pretrial settlement of $75 million.

• The firm was lead counsel in ***In re The Prudential Ins. Co. Sales Practice Litig.*** Civ. No. 95-4707 (AMW) (D.N.J.), a landmark case which contained securities claims as well as common law claims, and which recently settled under an innovative structure that will result in the payment of over $1 billion to Prudential policyholders. The total recovery exceeds $4 billion. Milberg Weiss has led the litigation of numerous other class actions involving alleged churning practices by other insurance companies and their agents, recovering billions of dollars in the past few years. The settlement was approved in an extensive, comprehensive decision handed down by the Third Circuit. 148 F.3d 283 (3d Cir. 1998), ***cert. denied,*** 525 U.S. 1114 (1999).

PRECEDENT-SETTING DECISIONS

Milberg Weiss has consistently been a leader in developing the law for investors under the federal securities laws. Since January 1994, the firm has represented individual and institutional plaintiffs in well over 500 class action securities litigations including many under the PSLRA. In most of those cases, Milberg Weiss has served as lead or co-lead counsel. The firm has also been responsible for establishing many important precedents, including:

• ***Novak v. Kasaks,*** 216 F.3d 300 (2d Cir. 2000). The firm was lead counsel in this seminal securities fraud case in which the Second Circuit undertook an extensive analysis of the statutory text and the legislative history of the PSLRA and pre-existing Second Circuit case law. Among other things, the Second Circuit held that the PSLRA's pleading standard for scienter was largely equivalent to the pre-existing Second Circuit standard and vacated the district court's dismissal which sought to impose a higher standard for pleading scienter under the PSLRA. The Second Circuit also rejected any general requirement that plaintiffs' confidential sources must be disclosed to satisfy the PSLRA's newly-enacted particularity requirements.

• ***In re Salomon Inc. Shareholders Derivative Litig.*** 68 F.3d 554 (2d Cir. 1995), in which the Second Circuit affirmed the district court's holding that derivative federal securities claims against defendants would not be referred to arbitration pursuant to the arbitration provi-

sions of the Rules of the New York Stock Exchange, but would be tried in district court. Shortly thereafter, the case settled for $40 million; among the largest cash recoveries ever recorded in a derivative action.

• ***In re Advanta Corp. Securities Litig.***, 180 F.3d 525 (3d Cir. 1999), the firm successfully argued that, under the PSLRA, the requisite scienter is pled by making an adequate showing that the defendants acted knowingly or with reckless disregard for the consequences of their actions. As urged by this firm, the Third Circuit specifically adopted the Second Circuit's scienter pleading standard for pleading fraud under the PSLRA.

• In ***Berry v. Valence Tech., Inc.***, [1999 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,466 (9th Cir. Apr. 29, 1999), the Ninth Circuit held that negative articles in the financial press do not cause the one-year "inquiry notice" statute of limitations to run, and indicated possible acceptance of an "actual knowledge" standard that would greatly extend the statute of limitations for victims of securities fraud.

• In ***Shaw v. Digital Equip. Corp., et al.***, 82 F.3d 1194 (1st Cir. 1996), the First Circuit remanded plaintiffs' action after affirming, in part, Milberg Weiss' position that in association with the filing of a prospectus related to the issuance of securities, a corporate-issuer must disclose intra-quarter, materially adverse changes in its business, if such adverse changes constitute "material changes" the disclosure of which is required pursuant to the Securities Act of 1933.

• ***In re Carter-Wallace, Inc., Sec. Litig.***, 150 F.3d 153 (2d Cir. 1998), in which plaintiffs' securities complaint was upheld in substantial part, the Court ruled that advertisements made by a drug company are not, as a matter of law, precluded from being made "in connection with" a securities transaction as required by the Securities Exchange Act of 1934.

• In ***Hunt v. Alliance North American Government Income Trust***, 159 F.3d 723 (2d Cir. 1998), the Second Circuit reversed the district court's ruling, which denied plaintiffs a cause of action against defendants for failing to disclose that the Trust was unable to utilize proper "hedging" techniques to insure against risk of loss. In the Court's view, taken together and in context, the Trust's representations would have misled a reasonable investor.

• ***Kamen v. Kemper Fin. Serv.***, 500 U.S. 90 (1991). The Supreme Court upheld the right of a stockholder of a mutual fund to bring a derivative suit without first making a pre-suit demand.

• ***Diamond Multimedia Sys., Inc. v. Superior Court (Pass)***, 19 Cal. 4th 1036 (1999). The California Supreme Court held that the broad anti-manipulation provisions of the California state securities laws provide a remedy for out-of-state investors who are damaged by manipulative acts committed by defendants in California.

• ***Mangini v. R.J. Reynolds Tobacco Co.***, 7 Cal. 4th 1057, cert. denied, 513 U.S. 1016 (1994). The California Supreme Court upheld allegations that a cigarette manufacturer committed an unlawful business practice by targeting minors with its advertising, rejecting the manufacturer's contention that such an action was preempted by health-based federal cigarette labeling laws.

• ***Gohler v. Wood***, 919 P.2d 561 (Utah 1996). The Utah Supreme Court held that investors need not plead or prove "reliance" on false or misleading statements to state a claim under a state law prohibiting misleading statements in connection with the sale of a security.

• ***Cooper v. Pickett***, 137 F.3d 616 (9th Cir. 1998). Cooper is the leading Ninth Circuit precedent on pleading accounting fraud with particularity. The court held that plaintiffs stated claims against a company, its independent auditors, and underwriters for allegedly engaging in a scheme to defraud involving improper revenue recognition.

• ***McGann v. Ernst & Young***, 102 F.3d 390 (9th Cir. 1996), ***cert. denied***, 520 U.S. 1181 (1997). McGann is a leading federal appellate precedent interpreting Securities Exchange Act §10(b)'s provision prohibiting manipulative or deceptive conduct "in connection with" the purchase or sale of a security. The Court rejected contentions that auditors could not be liable if they participated in no securities transactions. Rather an accounting firm is subject to liability if it prepares a fraudulent audit report that it knows its client will include the report in an SEC filing.

• ***Provenz v. Miller***, 102 F.3d 1478 (9th Cir. 1996), cert. denied, 118 S. Ct. 48 (1997). In Provenz the Ninth Circuit reversed a district court's entry of summary judgment for defendants in an accounting-fraud case. The case is a leading federal appellate precedent on the evidence required to prove fraudulent revenue recognition.

• ***Knapp v. Ernst & Whinney***, 90 F.3d 1431 (9th Cir. 1996). The Ninth Circuit affirmed a jury verdict entered for stock purchasers against a major accounting firm.

• ***Warshaw v. Xoma Corp.***, 74 F.3d 955 (9th Cir. 1996). Warshaw is a leading federal appellate precedent on pleading falsity in securities class actions – sustaining allegations that a pharmaceutical company misled securities analysts and investors regarding the efficacy of a new drug and the likelihood of FDA approval. The court holds that a company may be liable to investors if it misled securities analysts.

• ***Fecht v. Price Co.,*** 70 F.3d 1078 (9th Cir. 1995), cert. denied, 517 U.S. 1136 (1996). Fecht is another leading precedent on pleading falsity with particularity. It sustained allegations that a retail chain's positive portrayal of its expansion program was misleading in light of undisclosed problems that caused the program to be curtailed. The Ninth Circuit held that investors may draw on contemporaneous conditions – such as disappointing results and losses in new stores – to explain why a company's optimistic statements were false and misleading.

• ***In re Software Toolworks Sec. Litig.,*** 50 F.3d 615 (9th Cir. 1995). In Software Toolworks, the Ninth Circuit reversed the summary judgment entered for defendants, including a company and top insiders, its independent auditors, and underwriters. Among other things, the court held that defendants could be liable for their role in drafting a misleading letter sent to the SEC on a corporate defendant's attorney's letterhead.

• ***Kaplan v. Rose,*** 49 F.3d 1363 (9th Cir. 1994), ***cert. denied,*** 516 U.S. 810 (1995). The court reversed entry of summary judgment for defendants because plaintiff investors presented sufficient evidence for a jury to hold that a medical device did not work as well as defendants claimed.

• ***In re Wells Fargo Sec. Litig.,*** 12 F.3d 922 (9th Cir. 1993), ***cert. denied,*** 513 U.S. 917 (1994). Wells Fargo is a leading federal appellate decision on pleading accounting fraud, sustaining investors' allegations that a bank misrepresented the adequacy of its loan-loss reserves.

• ***In re Apple Computer Sec. Litig.,*** 886 F.2d 1109 (9th Cir. 1989), ***cert. denied,*** 496 U.S. 943 (1990). The Ninth Circuit held that investors could proceed to trial on claims that a company's representations about its new disk drive were misleading because they failed to disclose serious technical problems.

• ***Goldman v. Belden,*** 754 F.2d 1059 (2d Cir. 1985). The Second Circuit reversed the district court's dismissal of a securities fraud complaint, in an important opinion clarifying the "fraud" pleading requirements of Federal Rules of Civil Procedure, Rule 9(b).

• ***Cowin v. Bresler,*** 741 F.2d 410 (D.C. Cir. 1984). The Court of Appeals reversed the lower court's dismissal of the complaint. The firm had sought the extraordinary remedy of the appointment of a receiver over the affairs of a public company due to the highly specific allegations of fraud, dishonesty and gross mismanagement of the corporation's controlling shareholders.

• ***Mosesian v. Peat, Marwick, Mitchell & Co.,*** 727 F.2d 873 (9th Cir.), ***cert. denied,*** 469 U.S. 932 (1984). The Ninth Circuit upheld an investor's right to pursue a class action against an accounting firm, adopting statute of limitation rules for §10(b) suits that are favorable to investors.

• ***Hasan v. CleveTrust Realty Investors,*** 729 F.2d 372 (6th Cir. 1984). The Court of Appeals very strictly construed, and thus narrowed, the ability of a "special litigation committee" of the board of a public company to terminate a derivative action brought by a shareholder.

• ***Fox v. Reich & Tang, Inc.,*** 692 F.2d 250 (2d Cir. 1982), ***aff'd sub nom, Daily Income Fund, Inc. v. Fox,*** 464 U.S. 523 (1984). The court held that a derivative action to recover excessive advisory fees may be brought on behalf of an investment company without any prior demand on the board.

• ***Rifkin v. Crow,*** 574 F.2d 256 (5th Cir. 1978). The Fifth Circuit reversed an order granting summary judgment for defendants in a §10(b) case, paving the way for future acceptance of the "fraud-on-the -market" rationale in the Fifth Circuit.

• ***Heit v. Weitzen,*** 402 F.2d 909 (2d Cir. 1968), rev'g, 260 F. Supp. 598 (S.D.N.Y. 1966). The court held that liability under §10(b) of the Securities Exchange Act extends to defendants who were not in privity with the named plaintiffs or the class represented by the named plaintiffs.

• ***Blackie v. Barrack,*** 524 F.2d 891 (9th Cir. 1975), ***cert. denied,*** 429 U.S. 816 (1976). This is the seminal appellate decision on the use of the "fraud-on-the-market" theory, allowing investors who purchase stock at artificially inflated prices to recover even if they were personally unaware of the false and misleading statements reflected in the stock's price. The court stated that class actions are necessary to protect the rights of defrauded purchasers of securities.

• ***In re NASDAQ Market-Makers Antitrust Litig.,*** 169 F.R.D. 493 (S.D.N.Y. 1996). The court certified a class of millions of investors over defendants' strenuous objections.

• ***Bershad v. McDonough,*** 300 F. Supp. 1051 (N.D. Ill. 1969), aff'd, 428 F.2d 693 (7th Cir. 1970). The plaintiff obtained summary judgment for a violation of §16(b) of the Securities Exchange Act in which the transaction was structured by the defendants to look like a lawful option. The decision has been cited frequently in discussions as to the scope and purpose of §16(b).

• ***Lazar v. Hertz Corp.,*** 143 Cal. App. 3d 128 (1983). The Court of Appeal ordered a consumer class certified in an opinion that significantly broadens the right of injured consumers to bring class actions.

• ***Barr v. United Methodist Church,*** 90 Cal. App. 3d 259, ***cert. denied,*** 444 U.S. 973 (1979). The Court of Appeal rejected constitutional defenses to an action for civil fraud and breach of contract by religiously affiliated defendants.

ADDITIONALLY, IN THE CONTEXT OF SHAREHOLDER DERIVATIVE ACTIONS, Milberg Weiss has been at the forefront of protecting shareholders' investments by causing important changes in corporate governance as part of the global settlement of such cases. Three recent cases in which such changes were made include:

• ***In re Marketspan Corporate Shareholder Litig.,*** CV No. 98-15884 (N.Y. Sup. Ct.) (settlement agreement required modifications of corporate governance structure, changes to the audit committee and changes in compensation awards and the nominating committee);

• ***Teachers' Retirement Sys. of Louisiana v. Occidental Petroleum Corp.,*** CV No. BC185009 (Ca. Sup. Ct. 1998) (as part of the settlement, corporate governance changes were made to the composition of the company's Board of Directors, the company's Nominating Committee, Compensation Committee and Audit Committee); and

• ***Abramsky, et al., v. Computer Sciences Corp.,*** CV No. 98-00306-JBR(RLH) (D. Nev. 1998) (significant changes to the company's by-laws and governance procedures to enhance shareholder voting rights and the role of outside directors).

THE FIRM'S PARTNERS

MELVYN I. WEISS received a Bachelor's degree in accounting from Baruch College of the City College of New York in 1957, and a J.D. degree from New York University School of Law in 1959. He was admitted to the Bar of the State of New York in 1960 and is presently a member of the Bar of the United States District Court in the Eastern and Southern Districts of New York, the United States Court of Appeals for the Second, Third, Fifth, Sixth, Seventh, Eighth and Ninth Circuits, and the United States Supreme Court.

Mr. Weiss served as co-chair of the American Bar Association's Litigation Section Class and Derivative Action Committee. He served on that Section's special Federal Rule 23 Revision Study Committee and for six years on the Committee on Corporate Laws of the Corporation and Banking Section. He is the author of "Tender Offers and Management Responsibility," 23 N.Y. L. Rev. 445 (1978), and has authored course materials for the Practising Law Institute's seminars on "Class Actions," "Accountants' Liability," "New Trends in Securities Litigation," "Counseling the Accountant" and prosecuting insurance policyholder litigation. He has lectured throughout the country and Canada in forums conducted by the Practising Law Institute and other institutes and as guest lecturer at New York University School of Law, Hofstra University in New York, Duke Law School and at the Salzburg seminars. He has addressed several accounting associations such as the New York State Society of C.P.A.'s, the National Association of Accountants and National Association of Internal Auditors. He has participated as a panelist in programs for the North American Association of State Securities Administrators and has been frequently quoted as a leading authority on shareholder and consumer rights in the national media. Mr. Weiss is a Fellow of the American College of Trial Lawyers. Mr. Weiss is a trustee of N.Y.U. School of Law and the recipient of its Vanderbilt Medal awarded annually to an outstanding alumni. He has also testified before congressional committees on securities litigation and accountants' liability.

Mr. Weiss's expertise has been recognized on numerous occasions by courts which have appointed him to positions of control in complex litigations. Among the more prominent of these are the Drexel/Milken litigations, in which he recovered over $1 billion for investors in Columbia Savings and Loan, and policyholders in Executive Life Insurance Company of America, and others; In re Washington Public Power Supply System Sec. Litigation, MDL 551 (D. Ariz.), in which Mr. Weiss was one of three court-appointed lead counsel for a class which recovered $775 million; In re U.S. Financial Securities Litigation, MDL 161 (S.D. Cal.), in which he was chairman of Plaintiffs' Steering Committee in a consolidated action that settled for over $50 million; In re Itel Sec. Litig. (N.D. Cal.), where he acted as co-lead counsel in a consolidated securities action that settled for $40 million; In re Chase Manhattan Bank Stockholders Litigation (N.Y. Supreme Court), where he was co-lead counsel and a derivative settlement for $32.5 million was achieved; Prudential Limited Partnership litigation (recovered $110 million); Mercedes Tire Defect litigation (recovered $100 million); New York Life Insurance Policy holder litigation (recovered $300+ million); and Prudential Life Insurance Policyholder litigation (recovered $4 billion).

DAVID J. BERSHAD graduated from Cornell University in 1961 with an A.B. degree in Philosophy. He graduated from Columbia Law School in 1964 and while there he participated in the Harlan Fiske Stone Moot Court Honors Competition and was elected a member of Phi Alpha Delta. He has been primarily engaged in the prosecution of complex securities and commercial litigation throughout the United States. Mr. Bershad is a founding member of Milberg Weiss Bershad & Schulman LLP, which is widely recognized as the nation's foremost plaintiffs' class action law firm.

He has served as plaintiff's liaison counsel in *In re Baldwin United Corporation Litigation,* M.D.L. No. 581, before Judge Brieant in the United States District Court for the Southern District of New York and in such capacity was the prime negotiator of a series of settlements aggregating more than $220 million, the largest federal securities class action settlement recorded at that time. Subsequently, he has led plaintiffs' counsel in a wide ranging selection of cases arising out of the Federal Securities laws as well as Anti Trust and Consumer laws. He has actively negotiated more than 100 complex class action settlements in the areas of securities law, anti trust and consumer rights, including acting as prime negotiator and achieving a $1.07 billion settlement in *In re Nasdaq Market Makers Antitrust Litigation,* M.D.L. No.1023, at that time the largest antitrust class action settlement. He has recently acted as class lead counsel in the *Rite Aid Shareholder Litigation* (settled in 2003 for approximately $300,000,000) and the *Lucent Shareholder Litigation* (agreement to settle for approximately $517,000,000).

A regular panelist on securities law matters for the Practising Law Institute, American Bar Association, American Conference Institute, Glasser Legal Works, and American Law Institute-American Bar Association. Mr. Bershad lectures on the topics of complex litigation, federal securities law, class actions and financial derivatives. He has contributed the plaintiffs' view in a book, *Securities Class Actions: Abuses and Remedies,* published by the National Legal Center for the Public Interest, and has debated the plaintiffs' view of the world before the Federalist Society. He has also appeared as a legal expert on CNBC and CNN regarding significant business related public interest issues. Mr. Bershad was recently profiled in Fortune magazine's feature story for his leading role in the Lucent Technologies Shareholder case.

STEVEN G. Schulman graduated with a B.A. in History, magna cum laude, Phi Beta Kappa, from Williams College in 1973. He earned an M.A. (1975) and an M.A.L.D. (1976) in International Relations from the Fletcher School of Law and Diplomacy at Tufts University. In 1980, Mr. Schulman received his J.D. with Honors from the University of Chicago Law School, where he served on the Law Review and was elected to the Order of the Coif. Thereafter, he served for one year as a law clerk to the Honorable Robert L. Kunzig of the United States Court of Claims in Washington, D.C., following which he associated with Cravath, Swaine & Moore in New York City.

Since joining Milberg Weiss in 1986, Mr. Schulman has been engaged in prosecuting a wide variety of securities fraud class actions and shareholder derivative actions. He has also been actively and extensively involved in shareholder litigations arising from mergers and acquisitions, many of which were litigated in Courts of the State of Delaware. Among Mr. Schulman's significant recent cases, he served as lead trial counsel in In re MicroStrategy, Inc. Securities Litigation (E.D. Va.), which settled for an amount in excess of $150 million. He has also served as lead counsel in the Disney Shareholder Litigation pending in the Delaware Court of Chancery, the In re Nortel Networks Corporation Securities Litigation pending in the Southern District of New York, the In re Williams Securities Litigation pending in the Northern District of Oklahoma and in the In re Raytheon Securities Litigation pending in the District of Massachusetts. He is also significantly involved in the firm's groundbreaking litigation relating to Wall Street's IPO allocation practices.

Mr. Schulman is a member of the Bars of the State of New York and the District of Columbia and is also admitted to practice before the District Court of the Southern, Northern, and Eastern Districts of New York, the Association of the Bar of the State of New York, the American Bar Association, and the Federal Bar Council. A member of the Association of the Bar of the City of New York, Mr. Schulman served on its Special Committee on Mergers, Acquisitions and Corporate Control Contests. He is a Presidential level member of the Association of Trial Lawyers of America (ATLA) and a Sustaining Fellow in the Roscoe Pound Institute.

Mr. Schulman frequently lectures and participates in professional education panels, some of which include: Civil Practice And Litigation Techniques In Federal And State Courts, organized by ALI-ABA Committee on Continuing Professional Education (11/16-18/00); Key Issues Facing Boards Of Directors: The Coming Tide in Securities Class Actions, organized by AIG, Freeborn & Peters, Milberg Weiss and the National Economic Research Associates (02/22/01); Leveraged Buyouts & Other Private Equity Investments, organized by City Bar Center for CLE - Association of the Bar of the City of New York (09/24/01); The 33rd Annual Institute on Securities Regulations, organized by Practicing Law Institute (11/7/01); Evolution of the Derivative Lawsuit, organized by Professional Liability Underwriting Society (02/06/02); Sarbanes-Oxley Act: Impact on Civil Litigation under the Federal Securities Laws, organized by ALI-ABA Committee on Continuing Professional Education (12/5/02); Corporate Governance and Disclosure, organized by Corporate Communications Broadcast Network (3/20/03); and Seventh Circuit Judicial Conference Corporate Governance Roundtable, organized by The Seventh Circuit Bar Association (05/05/03); The 35th Annual Institute on Securities Regulations, organized by Practicing Law Institute (11/8/03); Life and Health Insurance and Financial Services Litigation: Fallout From "Canary", organized by ALI-ABA Committee on Continuing Professional Education (05/06/04). In addition, Mr. Schulman has co-authored several publications on the subject of securities and shareholder litigation: Leveraged Buyouts – Issues From The Shareholder Plaintiffs' Perspective, (09/01 NY, NY); Developments In Private Securities Litigation Standards And Other Significant Case Law Developments (11/01 NY, NY); Duties and Liabilities of Outside Directors To Ensure That Adequate Information And Control Systems Are In Place – A Study In Delaware Law And The Private Securities Litigation Reform Act of 1995 (02/02 NY, NY); Sarbanes-Oxley Act: The Impact on Civil Litigation under the Federal Securities Laws from The Plaintiffs' Perspective (12/5/02, NY, NY); The Plaintiff's Perspective On Shareholder Class and Derivative Actions Alleging Breach of Fiduciary Duty (3/12/03, NY, NY); Cutting Edge Issues In the New Millennium: Corporate Governance and the Courts - The Sarbanes-Oxley Act and the Impact on Civil Litigation under the Federal Se-

curities Laws from The Plaintiffs' Perspective (5/5/03, Milwaukee, WI); Fallout From "Canary": Private Civil Litigation and Legal Remedies Beyond Regulatory Measures (5/6/04, Washington D.C.).

SOL SCHREIBER received a Bachelor of Arts degree, *cum laude*, in 1952 from the City College of New York, and his LL.B. from Yale Law School in 1955. He is admitted to the bar of the State of New York, to the United States District Courts for the Southern and Eastern Districts of New York and to the Second Circuit Court of Appeals.

From 1971 through 1978, Mr. Schreiber was a United States Magistrate Judge in the United States District Court for the Southern District of New York where he conducted more than 1,500 criminal and 3,500 civil pretrial hearings and settled approximately 1,000 civil cases. In addition to trying numerous civil and criminal cases, Mr. Schreiber supervised pretrial practice in derivative, class and complex actions in the admiralty, antitrust, aviation, securities, directors' and officers' and product liability fields, including Berkey v. Kodak, Litton v. ATT, the Penn Central Commercial Paper litigation, the New York Times and Readers' Digest gender discrimination, the Argo Merchant-Nantucket stranding, and the Tenerife 747 collision cases.

From November 1978 to January 1982, when he joined Milberg Weiss, Mr. Schreiber served as the President and Chief Executive Officer of a unit of the Federation of Jewish Philanthropies of New York which provided centralized legal, risk management and insurance services for the Federation's hospitals, homes for the aged, and health, education and community service agencies. He was Trial Counsel from 1955 through 1971 and Resident Counsel from 1966 through 1971 of the Brooklyn office of Liberty Mutual Insurance Co.

Mr. Schreiber has been a participant in numerous special project committees for the American Bar Association and the Second Circuit. From 1960 to present, Mr. Schreiber has been the Planning and Program Chairman of more than 125 national programs the ALI-ABA and PLI Continuing Professional Education national courses of study on evidence, civil practice and employment discrimination litigation in federal and state courts. He has been a frequent lecturer at professional programs and workshops on federal and state court civil procedure, federal and state court trial evidence and federal criminal practice and procedure. Mr. Schreiber was Reporter, ABA Advocacy Task Force (1970-1971), which led to the formation of the National Institute for Trial Advocacy.

From 1972 to 1987, he served as an Adjunct Professor at Fordham Law School teaching courses in trial advocacy, product liability, mass torts and insurance disputes. He has been editor for more than 40 CLE course handbooks and major publications on civil practice and litigation, including ALI-ABA's three-volume Civil Practice Guide, Litigation in Federal and State Courts (8th ed. 1998). Mr. Schreiber is a Member, Board of Editors, Moore's Federal Practice (2d ed.).

Presently, Mr. Schreiber is Court-Appointed Special Master in Marcos Human Rights Litigation. He was Special Master in the Pan American Lockerbie cases, the Agent Orange Litigation (March 1982-January 1984), and a series of other complex federal civil cases.

Mr. Schreiber was Judicial Member, Anglo American Exchange on Civil Procedure (March 1974), and Hearing Officer, N.Y. State Master Energy Plan (fall 1979). He is the recipient of the Francis Rawle Award for outstanding achievements in post-admission legal education (ALI-ABA, July 1985) and the Presidential Award, Legal Aid Society (November 1984). Mr. Schreiber is also the Founder and Co-Chair of the Ovarian Cancer Research Fund, Inc.

Mr. Schreiber is a member of the American Bar Association, the New York State Bar Association, the Association of the Bar of the City of New York and the American Law Institute.

JEROME M. CONGRESS received a B.A. degree with Honors from Cornell University. From 1960 to 1962 he was a Fulbright Scholar at Oxford University, England, where he studied Philosophy, Politics and Economics. He received an LL.B. degree *cum laude* from Harvard Law School where he was an editor of the Harvard Law Review during 1963-1964.

He is admitted to practice in the courts of the State of New York, as well as the United States District Court for the Southern and Eastern Districts of New York and the United States Court of Appeals for the Second Circuit. Since graduating from law school, he has spent the bulk of his time in commercial and securities litigation.

ARNOLD N. BRESSLER graduated from Case Western Reserve University in 1971 with a Bachelor of Arts degree, *magna cum laude*, and was elected to Phi Beta Kappa. In 1974 he graduated from Columbia Law School where he was a member of the Board of Editors of the Columbia Law Review and a Harlan Fiske Stone Scholar. Mr. Bressler is admitted to practice in the courts of the State of New York and the State of New Jersey as well as the United States District Court for the Southern and Eastern Districts of New York and the District of New Jersey. He is also a member of the Association of the Bar of the City of New York. Mr. Bressler is a Managing Partner of the firm and is the head of the firm's

Corporate Department, which represents primarily middle market (sales under $100 million) public companies as well as closely held and foreign owned corporations. Approximately 40% of the Department's time is devoted to securities related matters, 30% to mergers and acquisitions, and 30% to general corporate matters. The firm is currently general counsel to a number of publicly traded corporations in the United States as well as several subsidiaries of foreign public corporations.

The firm has represented companies on the New York and American Stock Exchanges as well as NASDAQ companies, taken companies public and managed secondary offerings. Mr. Bressler has specialized in corporate and securities law for over 25 years, primarily representing issuers. Mr. Bressler is the firm's representative to ACL International, an association of international law firms with members in over 40 countries. Mr. Bressler has lectured in Europe and North America on U.S. securities and corporate laws.

Since 1994, Mr. Bressler has served as a director and officer of the Israel Humanitarian Foundation, which supports social service programs in Israel. From 1990 to 1996, Mr. Bressler served as Vice Chairman of the Board of Directors of the Rodeph Sholom School, a private elementary school in New York City.

MICHAEL C. SPENCER graduated from Yale University in 1973 with a B.A. degree, *magna cum laude*, with distinction, in Philosophy. While at Yale, he was elected to Phi Beta Kappa. Mr. Spencer received a J.D. degree from Harvard Law School, *cum laude*, in 1976. After graduation, he served as a law clerk to the Honorable William Matthew Byrne, Jr., United States District Judge, Los Angeles, California. Upon leaving the clerkship, Mr. Spencer joined Cravath, Swaine & Moore in New York City as an associate. He joined Milberg Weiss in 1986 and became a partner in 1987. He has been engaged in a wide variety of commercial, securities fraud, real estate, antitrust, account liability, fiduciary duty, defamation and banking litigation in state and federal courts. He is admitted to practice in New York and California.

ROBERT A. WALLNER received his B.A. degree from the University of Pennsylvania in 1976 graduating *magna cum laude*. He attended the New York University School of Law, earning his J.D. degree in May 1979. He was elected to the law school's Order of the Coif and served as an editor of the New York University Law Review. Mr. Wallner is admitted to the New York Bar and the United States District Court for the Southern and Eastern Districts of New York. He is a member of the Association of the Bar of the City of New York where he served as a member of its Federal Courts Committee. Mr. Wallner served as a member of the faculty of the American Bar Association's First Annual National Institute on Securities Litigation and Arbitration, in June 1998. Prior to joining Milberg Weiss, he was associated with Cravath, Swaine & Moore.

SANFORD P. DUMAIN attended Columbia University where he received his Bachelor of Arts degree in 1978. He graduated *cum laude* from Benjamin N. Cardozo School of Law of Yeshiva University in 1981 and was Research Editor of Cardozo Law Review, 1980-1981. Mr. Dumain served as law clerk to Judge Warren W. Eginton, U.S. District Court, District of Connecticut 1981-1982. During the early years of his practice, he also served as an Adjunct Instructor in Legal Writing and Moot Court at Benjamin N. Cardozo School of Law.

Since joining Milberg Weiss in 1984, Mr. Dumain has represented plaintiffs in cases involving securities fraud, consumer fraud, insurance fraud and violations of the antitrust laws. He has lectured for ALI-ABA concerning accountants' liability and has prosecuted several actions against accounting firms.

During 1990, Mr. Dumain served on the trial team for a six-month trial in which the firm represented the City of San Jose, California, that resulted in a verdict for the City against defendants totaling over $18 million plus pre-judgment interest. The City's claims against two of the defendants were settled for $12 million while appeals to the Ninth Circuit were pending. Previously, settlements with eleven other defendants totaled over $12 million.

Judge Janet C. Hall of the District of Connecticut made the following comment in In re: Fine Host Securities Litigation, (Docket No. 3:97-CV-2619 (JCH)): "The court also finds that the plaintiff class received excellent counseling, particularly from the Chair of the Plaintiffs' Executive Committee, Attorney Dumain."

He is admitted to practice to the State Bar of New York, U.S. District Court for the Southern and Eastern Districts of New York and District of Connecticut, and U.S. Courts of Appeals for the First, Second, Sixth, Seventh and Eighth Circuits.

GEORGE A. BAUER III earned his B.B.A. degree *magna cum laude* in 1976 from Bernard M. Baruch College of the City University of New York, where he majored in accounting. He was awarded the Andrew J. Coppola prize in Law from Baruch College. Mr. Bauer attended New York University School of Law and graduated with a Juris Doctor degree in 1979. Mr. Bauer was admitted as a member of the New York Bar in January 1980 and is also admitted to the United States District Court for the Southern and Eastern Districts of New

York. Mr. Bauer is admitted to practice before the United States Supreme Court and the United States Courts of Appeals for the Second and Fourth Circuits.

Mr. Bauer has been actively involved with all phases of class action securities litigation, commercial civil litigation, settlement administration and estate and trust administration, with Milberg Weiss since August of 1979. He is a member of the American Bar Association, the New York State Bar Association, the American Trial Lawyers Association and the New York County Lawyers Association.

Mr. Bauer has played a lead role in documenting and effectuating the settlements in numerous complex securities litigations including In re NASDAQ Market-Makers Antitrust Litigation, MDL 1023, In re Drexel Burnham Lambert Group, 90 Civ. 6954(MP)(S.D.N.Y.), In re Michael Milken & Associates Sec. Litig., M.D.L. 924, and In re Prudential Securities Inc. Limited Partnerships Sec. Litig., M.D.L. 1005, and In re PaineWebber Limited Partnership Litigation, Master File No. 94 - Civ. 8547(SHS) (S.D.N.Y.).

BARRY A. WEPRIN graduated from Harvard College in 1974. He received a J.D. from the New York University School of Law in 1978, and a Master of Public Affairs from the Woodrow Wilson School of Princeton University in 1978. While in law school, Mr. Weprin was Notes and Comments Editor of the New York University Law Review.

After graduation, he served as law clerk to Judge Charles P. Sifton of the United States District Court for the Eastern District of New York. Following his clerkship, Mr. Weprin was associated with the law firm of Wachtell Lipton Rosen & Katz where he specialized in commercial and securities litigation. From 1985 to 1989 he served as general counsel to the New York State Housing Finance Agency and the New York State Medical Care Facilities Finance Agency, two agencies that issue tax exempt bonds for financing nonprofit medical facilities and qualified housing projects.

Since joining Milberg Weiss in 1989, he has specialized in securities and insurance litigation. Mr. Weprin has served as co-lead counsel in a number of complex securities class action litigations, including In re All Star Inns Securities Litigation (S.D.N.Y.), In re York Research Securities Litigation (S.D.N.Y.), and Bharucha v. Reuters, PLC (E.D.N.Y.). He was one of the principal attorneys in the sales practice litigations against The New York Life Insurance Company, The John Hancock Mutual Life Insurance Company, and The Prudential Life Insurance Company.

In approving the settlement in the Allstar Inns case, Judge Peter Leisure stated:

> We have a situation here which is a classic example of the benefits to be derived through the class action vehicle, to have the high quality representation of the class. The reputation of counsel . . . Barry Weprin of Milberg Weiss, precedes them to this court and I'm familiar in other matters with the case in which these lawyers work.
>
> The class was indeed fortunate to have lawyers of this caliber on this matter and the court is satisfied that the class was well-represented and had the benefits of the quality of representation that would not have otherwise been available if the class action vehicle had not been used.

Mr. Weprin has served as a town Councilman for the Town of Mamaroneck, New York, since January 1994. From 1992 through 1994 he was vice-chairman of the Town of Mamaroneck Housing Authority.

Mr. Weprin is a member of the American Bar Association, the Association of the Bar of the City of New York, the New York County Lawyers Association, and the New York State Bar Association. He is admitted to practice in New York, the United States District Court for the Southern and Eastern Districts of New York, the United States Court of Appeals for the Second Circuit, and the United States Supreme Court.

DAVID A. P. BROWER received his A.B degree from Columbia College of Columbia University in 1979. He received his J.D. degree from Georgetown University Law Center in 1982, and attended the University of London in 1980, where he studied comparative and international commercial law. Mr. Brower is admitted to the Bar of the State of New York, and admitted to practice before the Supreme Court of the United States; the United States Courts of Appeals for the First, Second, Fourth, Fifth, Sixth, Tenth and Eleventh Circuits; and the United States District Court for the Southern District of New York. Mr. Brower is also a member of National Association of Securities and Commercial Law Attorneys, and lectures before professional organizations in the areas of securities regulation and litigation. Mr. Brower has extensive experience in complex shareholder derivative and securities, commodities, consumer protection, environmental, antitrust, and RICO class action litigation.

RICHARD H. WEISS received an A.B. degree *summa cum laude* from Princeton University in 1979. In 1980, he received an M.Phil. degree in International Relations from Cambridge University, England. He graduated from Yale Law School in 1983. He is admitted to practice in the State of New York, the United States District Court for the Eastern and Southern Districts of New York, the United States Court of Appeals for the Second

and Sixth Circuits, United States Supreme Court, and the United States Claims Court.

DEBORAH CLARK-WEINTRAUB attended St. John's University and received a B.A. degree *summa cum laude* in 1981. She received the President's Award upon graduation for attaining the highest academic average among the graduates of St. John's College of Liberal Arts and Sciences. Mrs. Weintraub attended Hofstra University School of Law and received her J.D. degree, with distinction, in 1986. She was a member of Law Review (1984-1985) and served as Research Editor (1985-1986). Following graduation, Mrs. Weintraub served as a law clerk to the Honorable Jacob Mishler, United States District Judge, United States District Court for the Eastern District of New York (1986-1987). She was admitted to the New York Bar in March 1987 and also is admitted to the United States District Court for the Southern and Eastern Districts of New York. She is a member of the American Bar Association, the New York State Bar Association, the Association of the Bar of the City of New York, and the New York County Lawyers' Association.

BRAD N. FRIEDMAN received an A.B. degree in Government from Cornell University in 1982 and a J.D. *cum laude* from New York University School of Law in 1986, where he was a member of the Order of the Coif and an editor of the New York University Law Review. Upon graduation from law school, he began a one-year judicial clerkship with the Honorable Max Rosenn, United States Court of Appeals for the Third Circuit. Mr. Friedman has recovered billions of dollars on behalf of injured plaintiffs, including as lead counsel in numerous "vanishing premium" and "churning" life insurance sales practice class actions (including cases again Prudential and Metropolitan Life). In 2002, Mr. Friedman acted as lead counsel on behalf of various asbestos committees in the W.R. Grace bankruptcy, and successfully recovered approximately $1 billion through a fraudulent conveyance litigation. Mr. Friedman also has an active securities and plaintiffs' "mass tort" practice. He is admitted in the courts of the State of New York and New Jersey, as well as the United States Courts of Appeals for the Third and Fifth Circuits, and the United States District Courts for the Southern and Eastern Districts of New York and the District of New Jersey. He is a member of the Federal Bar Council, the American Bar Association, the American Trial Lawyers Association, the New York State Bar Association and the New York City Bar Association.

JOSHUA H. VINIK graduated with honors from the State University of New York at Oneonta in 1983 where he majored in Economics. He graduated *cum laude* from Brooklyn Law School and was admitted to the New York State Bar in 1987. He was admitted to the United States District Court for the Southern and Eastern Districts of New York in 1988. Mr. Vinik clerked for Magistrate (now Judge) Carol B. Amon of the United States District Court for the Eastern District of New York. He is a member of the American Bar Association, the New York State Bar Association and the Association of the Bar of the City of New York.

EDITH M. KALLAS graduated from the Juilliard School in 1984 with a B.M. in Music Performance and from the Fashion Institute of Technology with an A.A.S., *summa cum laude*. She graduated with a J.D. from Benjamin N. Cardozo School of Law in 1987, where she was a member of the Moot Court Board. Ms. Kallas is admitted to the New York State Bar, the United States District Court for the Southern and Eastern Districts of New York and the United States Courts of Appeal for the Second, Third and Sixth Circuits. She is also a member of the Association of the Bar of the City of New York, the New York State Bar Association and the New York County Lawyers' Association.

Ms. Kallas is presently a Managing Partner of the Firm and concentrates her practice primarily in the areas of Healthcare and Securities Litigation. Her clients include: the Medical Society of the State of New York, the Connecticut State Medical Society, the Medical Society of New Jersey, South Carolina Medical Association, Tennessee Medical Association, North Virginia Medical Societies, North Carolina Medical Society, Washington State Medical Association, Hawaii Medical Association, Alaska Medical Association, Vermont Medical Society, El Paso County Medical Society of Colorado, and the California Chiropractic Association.

Ms. Kallas is the co-author of "Gender Bias and the Treatment of Women As Advocates," Women in Law 1998. Ms. Kallas has also participated as a Faculty Member and/or Speaker in the following conferences: "Class Action Health Care Litigation," ALI-ABA Health Care Law and Litigation Conference, 1999; "Class Actions: HMOs and Health Care Providers Under Attack, "ALI-ABA Life and Health Insurance Litigation Conference, 2000; "Providers (Suits by Doctors and Hospital Class Actions), "ALI-ABA Health Care Law and Litigation Conference, 2000; "The Application of ERISA and RICO Theories in the Age of Managed Care,"The Judges and Lawyers Breast Cancer Alert, 2000; "Health Care Litigation: What You Need to Know After Pegram," Practicing Law Institute, 2000; "Provider Suits by Doctors and Hospitals v. HMOs," ALI-ABA Health Care Law and Litigation Conference, 2001; The Joint Seminar Session of the School of Allied Health and Health Law Section at Quinnipiac University School of Law, 2001;

The CLE Conference presented by the American Society of Medical Association Counsel, 2002; "The Unique Role of The Medical Society Effectively Litigating for Change in the Healthcare Arena", American Academy of Otolaryngology Presidential - Board of Governors Special Seminar 2002.

PAUL D. YOUNG received his B.A. *magna cum laude* from Yale University in 1981. He was elected to Phi Beta Kappa and granted Distinction in the History Major. As a Fulbright Scholar he studied at the Universitaet Bielefeld, Germany from 1981 to 1983. He graduated from Columbia University School of Law in 1986, where he was named a Harlan Fiske Stone Scholar. He is admitted to practice before the United States District Court for the Southern, Northern and Eastern Districts of New York and the United States Courts of Appeals for the First, Second, Fourth, Fifth and Seventh Circuits and the United States District Court for the District of Arizona. He is a member of the New York City Bar Association.

Selected published decisions: In re APAC Teleservices, Inc. Sec. Litig., No. 97 Civ. 9145 (BSJ), 1999 U.S. Dist. LEXIS 17908 (S.D.N.Y. Nov. 19, 1999); In re Ashanti Goldfields Sec. Litig., 184 F. Supp. 2d 247 (E.D.N.Y. 2002); In re Ashanti Goldfields Sec. Litig., No. 00 CV 717 (DGT)(RML), 2003 U.S. Dist. LEXIS 724, (E.D.N.Y. Jan. 7, 2003); Berwecky v. Bear, Stearns & Co., 197 F.R.D. 65 (S.D.N.Y. 2000); Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569 (S.D.N.Y. 2001); Dorchester Investors v. Peak TrENDS Trust, No. 99 Civ. 4696 (LMM), 2002 U.S. Dist. LEXIS 3067 (S.D.N.Y. Feb. 26, 2002); Dorchester Investors v. Peak TrENDS Trust, No. 99 Civ. 4696 (LMM) (FM), 2003 U.S. Dist. LEXIS 1446 (S.D.N.Y. Feb. 3, 2003); In re Gen. Instrument Corp. Sec. Litig., No. 96 C 1129, 2000 U.S. Dist. LEXIS 17078 (N.D. Ill. Nov. 22, 2000); Hunt v. Alliance N. Am. Gov't Income Trust, Inc., 159 F.3d 723 (2d Cir. 1998); Lipinski v. Skinner, 781 F. Supp. 131 (N.D.N.Y. 1991); In re MTC Elec. Techs. S'holder Litig., 898 F. Supp. 974 (E.D.N.Y. 1995); In re MTC Elec. Techs. S'holder Litig., 993 F. Supp. 160 (E.D.N.Y. 1997); Olczyk v. Cerion Techs., Inc., 721 N.E.2d 732; (Ill. App. Ct. 1999); Siemer v. Assocs. Fin. Servs., No. CV-97-281-TUC-JC (JMR), 1999 U.S. Dist. LEXIS 22784, (D. Ariz. July 23, 1999); Siemer v. Assocs. First Capital Corp, No. CV 97-281 TUC JMR (JCC), 2001 U.S. Dist. LEXIS 12810 (D. Ariz. Mar. 30, 2001); Siemer v. Assocs. First Capital Corp., No. CV 97-281-TUC-JC (JMR), 2000 U.S. Dist. LEXIS 21244, (D. Ariz. Dec. 14, 2000). He was a guest lecturer on predatory lending at the annual meetings of the NAACP in July 2001 and July 2002.

WILLIAM C. FREDERICKS graduated with High Honors from Swarthmore College in 1983 with a B.A. in political science, and earned his M.Litt. degree in International Relations from Oxford University (England) in 1988. In 1988, he also received his J.D. degree from Columbia University, where he was a three-time Harlan Fiske Stone Scholar, a Columbia University International fellow, an articles editor of The Columbia Journal of Transnational Law, and the recipient of the Beck Prize in property law, the Toppan Prize in advanced constitutional law, and the Greenbaum Prize for written advocacy. A panel chaired by Justice Antonin Scalia also awarded Mr. Fredericks the Gov. Thomas E. Dewey Prize for best oral argument in the final round of the 1988 Harlan Fiske Stone Moot Court Competition. After graduating from law school, Mr. Fredericks clerked for the Hon. Robert S. Gawthrop III of the U.S. District Court for the Eastern District of Pennsylvania from 1988-89, and then worked as an associate at Simpson Thacher & Bartlett and Willkie Farr & Gallagher.

At Milberg Weiss, Mr. Fredericks specializes in securities and other complex commercial litigation. In the securities area, Mr. Fredericks has represented investors in numerous class actions in which Milberg Weiss has been appointed sole or co-lead counsel, including In re Rite Aid Securities Litig. (E.D.Pa.); Bassman v. Union Pacific Corp. (N.D.Tex.); In re MobileMedia Inc. Securities Litig. (D.N.J.); In re Olsten Corp. Sec. Litig. (E.D.N.Y.); Chu v. Sabratek Corp. (N.D. Ill.); Schaffer v. Evolving Systems, Inc. (D. Col.); In re New Era of Networks, Inc. (D.Colo); Lirette v. Shiva Corp. (D. Mass.); Bell v. Fore Systems, Inc. (W.D.Pa. 1998); In re Cabletron Systems Inc. Securities Litig. (D.N.H.); In re Vivendi Universal S.A. Securities Litig. (S.D.N.Y.), and Irvine v. Imclone Systems, Inc. (S.D.N.Y.). Mr. Fredericks has also successfully represented several institutional clients (including Mexico's TV Azteca and Australia's Australis Media Group) in private commercial disputes at both the trial and appellate level. See, e.g., National Broadcasting Co. (NBC) v. Bear Stearns & Co., et al., 165 F.3d 184 (2d Cir. 1999); News Ltd. v. Australis Holdings Pty. Ltd., 728 N.Y.S. 2d 667 (1st Dep't 2001) and 742 N.Y.S. 2d 190 (1st Dep't 2002).

Mr. Fredericks has been a panelist on various securities litigation programs sponsored by different organizations, including the Practicing Law Institute. He is the author, most recently, of "Recent Developments in Civil Securities Fraud Litigation" (with Melvyn I. Weiss) in SEC Disclosure Accounting and Enforcement (Glasser LegalWorks, April 2002). Mr. Fredericks is admitted to practice before the courts of New York State, the United States District Courts for the Southern and Eastern Districts of New York and the District of Colorado, and the United States Courts of Appeal for the Second, Third, Sixth and Tenth Circuits. He has also been admitted pro

hac vice by, and argued before, the Supreme Court of the State of New Jersey (see Kaufman v. I-Stat Corp., 165 N.J. 94 (2000). Mr. Fredericks is a member of the Association of the Bar of the City of New York, and is a former chairman of the Association's Committee on Military Affairs and Justice.

JANINE L. POLLACK graduated from Rutgers University with high honors in 1986 with a Bachelor of Arts, majoring in English and French. While at Rutgers, she was elected a member of Phi Beta Kappa. She also spent a semester studying at New York University in France. Ms. Pollack graduated from the University of Pennsylvania Law School in 1989, and was a member of the Journal of International Business Law. She was admitted to the New York State Bar in 1990. She was also admitted to the New Jersey State Bar in 1989, as well as the U.S. District Court for the District of New Jersey. In 1990, Ms. Pollack was admitted to the U.S. District Court for the Southern and Eastern Districts of New York. She is a member of the American Bar Association.

KIRK E. CHAPMAN graduated *cum laude* from Harvard University in 1985 with a B.A. degree in biochemistry. He received his J.D. in 1989 from the University of Chicago where he was a member of the Legal Forum publication. He is admitted to practice in the Courts of the State of New York as well as the United States District Courts for the Southern and Eastern Districts of New York. His major practice areas are securities fraud class actions and employment discrimination matters.

SALVATORE J. GRAZIANO graduated from New York University College of Arts and Science in 1988 *cum laude* with a B.A. in psychology, with honors, and thereafter received his J.D. *cum laude* from New York University School of Law in 1991. Upon graduation from law school, he served as a Trial Assistant in the New York County District Attorney's Office for three and one half years. He was admitted to practice in the New York State Bar in 1992, before the U.S. District Courts for the Southern and Eastern Districts of New York in 1995 and the Court of Appeals for the Second Circuit in 1999. He is a member of the Securities Regulation Committee of the New York City Bar Association.

DOUGLAS J. RICHARDS earned his A.B. in 1977 from the University of Chicago, majoring in Economics, and earned his J.D. in 1981 from Harvard Law School. Before joining Milberg Weiss in June 2000, he served for nearly three years as Deputy General Counsel of the Commodity Futures Trading Commission (CFTC) in Washington, D.C. Before joining the CFTC, he was a litigator for more than 12 years with O'Sullivan Graev & Karabell, LLP in New York; first as a litigation associate, from 1985-89, and then as a litigation partner from 1989 to October 1997 when he left to join the CFTC. From 1981 to 1985, he was a litigation associate with Cahill Gordon & Reindel in New York.

An experienced commercial litigator with particularly extensive background in litigation relating to trade regulation and corporate finance, Mr. Richards is admitted to practice before the United States Supreme Court; the U.S. Court of Appeals for all Circuits except the First and Federal Circuits; the U.S. District Courts for the Southern, Eastern, Northern and Western Districts of New York; the District of Connecticut; and all New York State Courts. He has argued more than twenty appeals in the federal and state courts of appeals, including more than a dozen appeals in the Second Circuit. He is a member of the American Bar Ass'n (Antitrust Section), the Antitrust Section of the Association of the Bar of the City of New York, the Advisory Board of the American Antitrust Institute, and the New York State Bar Association (Commercial and Federal Litigation Section, Committee on Civil Practice Law and Rules).

MICHAEL M. BUCHMAN attended North Carolina State University's Textile Engineering & Management program, later graduating cum laude from Alfred University where he received a Bachelor of Arts and Divisional Honors in History in 1998. In 1992, he received a J.D. from The John Marshall Law School where he was a member of an award winning International Moot Court team. The following year, he received an LL.M. in International Antitrust and Trade Law from Fordham University School of Law.

Prior to joining the firm, Mr. Buchman served as an Assistant Attorney General for the New York State Department of Law – Antitrust Bureau. He specializes in antitrust class actions that have resulted in significant settlements, including the NASDAQ Market-Makers Antitrust Litigation, MDL 1023 (S.D.N.Y.), which is one of the largest antitrust settlements in the history of the Sherman Act ($1.027 billion).

Mr. Buchman is the author of What's In a Name? – The Diversity Death Knell for Underwriters of Lloyd's of London and Their Names, International Insurance Law Review, October 1996. Mr. Buchman has also co-authored an article entitled Dealer Terminations in New York as a member of the Antitrust and Trade Regulation Committee of the Association of the Bar of the City of New York. He has also served as a lecturer for the Practicing Law Institute on state unfair deceptive acts and practices statutes.

Mr. Buchman is admitted to the Bars of the States of Connecticut and New York and the United Stated District Courts for the Southern and Eastern Districts of New York, the Districts of Arizona and Connecticut, the United States Court of Appeals, Second Circuit, and the U.S. Court of International Trade.

ARIANA J. TADLER graduated from Hamilton College in 1989 with a Bachelor of Arts degree. In 1992, she received her J.D. from Fordham University School of Law, where she was the Articles and Commentary Editor of the Fordham Urban Law Journal, a member of the Moot Court Board and the 1990 recipient of the American Jurisprudence Award in Criminal Law. She is the coauthor of "Damages in FederalSecurities Litigation," Securities Litigation 1991: Strategies and Current Developments, Practicing Law Institute, 1991.

Ms. Tadler has extensive experience litigating complex securities class actions, including certain high profile, fast-paced cases. In less than four years, she litigated three cases in the Eastern District of Virginia (aka the "Rocket Docket"), including In re MicroStrategy Securities Litigation, in which plaintiffs' counsel negotiated settlements valued at approximately $200 million with the company and the auditor. Ms. Tadler is also one of the principal liaison counsel on behalf of plaintiffs in the Initial Public Offering Securities Litigation, which is pending before Judge Shira A. Scheindlin in the United States District Court for the Southern District of New York. In that capacity, she manages on a day-to-day basis 309 separate class actions which have been coordinated for pretrial purposes. Among the thousands of defendants in these actions are 55 of this nation's most prominent investment banks and approximately 300 corporate issuers.

Ms. Tadler has attended numerous lectures and seminars nationwide at which she has been a selected speaker on various topics. Recent conferences include: National Economic Research Associates: IPO Allocation; American Bar Association: Pros and Cons of Laddering Cases; and Directors and Officers Symposium: An Overview of the Mediation Process. She is also a member of the firm's hiring committee and one of five partners chosen to mentor the firm's associates.

Ms. Tadler is admitted to the Bars of the States of New York and New Jersey and the United States Court of Appeals for the Third Circuit, as well as the United States District Court for the Southern and Eastern Districts of New York and the District of New Jersey. She is a member of the American Bar Association, the Association of Trial Lawyers of America, the New York State Bar Association and the New York County Lawyers Association. Ms. Tadler is also involved in various charity and community organizations.

LEE A. WEISS earned his undergraduate degree from Emory University in 1988 and his J.D., with honors, from George Washington University in 1991. Mr. Weiss is admitted to the New York State Bar, the United States District Courts for the Southern and Eastern Districts of New York, and the United States Courts of Appeal for the Fourth and Eleventh Circuits. He is also a member of the American Bar Association.

Mr. Weiss focuses his practice primarily on class actions on behalf of defrauded investors and consumers, as well as complex commercial litigation. He is also a member of the firm's hiring committee and serves as a mentor to the firm's associates.

ELAINE S. KUSEL graduated from Boston University in 1987 with degrees in economics and international relations. After college Ms. Kusel spent eight years working in the U.S. House of Representatives where she eventually served as Legislative Director and Counsel to a Member of Congress serving on the House Commerce Committee. While working full time, Ms. Kusel attended the George Washington University law school as a full time student, graduating in 1994. Ms. Kusel's practice includes securities fraud litigation, mass torts and international human rights law. Among the notable cases she has helped prosecute in each area are In re Lucent Technologies Securities Litigation, Baycol, and Abdullahi v. Pfizer a case in which she represents Nigerian children enrolled in a clinical trial by Pfizer without their families informed consent.

Ms. Kusel is admitted to practice in the State of New York, and before the federal courts in the Southern District of New York and Eastern District of Michigan. She is a member of the Association of Trial Lawyers of America, the New York State Bar Association and the American Bar Association. Ms. Kusel also co-chairs the summer associate program for the firm's New York office.

DANIEL B. SCOTTI graduated from the George Washington University in 1990 with a B.B.A. in Finance, and in 1993 received his J.D. from the Southwestern University School of Law where he was the recipient of American Jurisprudence Awards in both Criminal Law and Legal Writing. In 1994, Mr. Scotti received an LL.M. in Securities Regulation from the Georgetown University Law Center. Upon graduation, Mr. Scotti joined the litigation department of Prudential Securities Incorporated where he defended the firm at more than fifty securities arbitration hearings in just one year. From 1995 though 1997, Mr. Scotti was associated with the Chicago law firm of Ungaretti & Harris, where he continued to hone his skills as a securities litigator.

Mr. Scotti has extensive experience litigating a number of complex securities class actions which have resulted in very favorable settlements for class members, including: In re MicroStrategy, Inc. Sec. Litig. (E.D. Va.); In re Box Hill Systems Sec. Litig. (S.D.N.Y.); In re Penn Treaty American Corp. Sec. Litig. (E.D. Pa); In re Motorola, Inc. Sec. Litig. (N.D. Ill.). In addition to prosecuting several prominent securities class actions, Mr. Scotti is currently litigating a copyright infringement action against Ted Koppel and ABC News on behalf of an award-winning freelance journalist. Mr. Scotti also co-chairs the summer associate program for the firm's New York office.

Mr. Scotti joined Milberg Weiss in 1997 and is licensed to practice in the state courts in New York, New Jersey, California and Illinois and before the U.S. District Courts for the Southern and Eastern Districts of New York, the Central District of California, and the Northern District of Illinois. Mr. Scotti is a member of the New York State and American Bar Association.

RACHEL S. FLEISHMAN graduated from New York University in 1989 with a B.A. in Politics. She received her J.D. from St. John's University School of Law, *cum laude*, in 1992, where she was an Articles Editor of the ST. JOHN'S LAW REVIEW. Ms. Fleishman served as a law clerk to United States District Judge Jed S. Rakoff.

Prior to joining Milberg Weiss in 2002, Ms. Fleishman was associated with the law firms Dewey Ballantine and Fried Frank Harris Shriver & Jacobson. At those firms, Ms. Fleishman's practice included a broad range of complex commercial litigation and securities litigation, as well as representing clients in SEC, NASD and criminal investigations. Ms. Fleishman's clients have included some of the most prominent investment banks, top-tier banks and lending institutions and a variety of major manufacturing companies.

At Milberg Weiss, Ms. Fleishman practice includes securities litigation and a broad range of complex commercial litigation.

Ms. Fleishman is admitted to practice in the states of New York and Massachusetts, and before the federal courts in the Southern, Eastern and Northern Districts of New York and the Sixth Circuit Court of Appeals.

BETH A. KASWAN received her Bachelor of Business Administration from the University of Miami in 1973 and her J.D. from Boston College Law School in 1976. After law school she worked briefly at Peat, Marwick, Mitchell & Co., and in 1977 became a trial attorney with the U.S. Department of Justice, Tax Division. Ms. Kaswan was then the Government's lead trial counsel in a 13 month bench trial that resulted in landmark decisions by the M.D. of Pa. and 3rd Circuit setting aside an LBO as a fraudulent conveyance and imposing fiduciary liability on selling shareholders, U.S. v. Gleneagles Inv. Co.

Ms. Kaswan joined the U.S. Attorney's office for the Southern District of New York in 1985. There she served as an Assistant U.S. Attorney in the Civil Division and later as chief of its Commercial Litigation Unit, and deputy chief of the division. She received the Justice Department's John Marshall award for her representation of the I.R.S. in the Drexel reorganization.

Ms. Kaswan is a member of the Bars of the State of New York and Massachusetts and is admitted to practice in the U.S. District Court for the Southern District of New York and the U.S. Court of Appeals for the Second Circuit.

BENJAMIN Y. KAUFMAN earned his undergraduate degree from Yeshiva University (B.A., 1985) and his law degree from Benjamin N. Cardozo School of Law, Yeshiva University (J.D. 1988) where he was a Belkin Fellow, Belkin Scholar, and a member of the Cardozo Arts and Entertainment Law Journal. Mr. Kaufman also received a Masters degree in Business Administration from the Stern School of Business of New York University (M.B.A., Finance 1999). Prior to joining Milberg Weiss in August of 1998, Mr. Kaufman was a Court Attorney for the New York State Supreme Court, New York County (1988-1990) and Principal Law Clerk to Justice Herman Cahn of the Commercial Division of the New York State Supreme Court, New York County (1990-1998). Mr. Kaufman is a member of the bars of New York, New Jersey, the United States District Courts for the Districts of New York and New Jersey and the United States Court of Appeals for the Fourth Circuit.

Mr. Kaufman focuses on class actions on behalf of defrauded investors and consumers as well as complex commercial litigation.

CLIFFORD S. GOODSTEIN earned his undergraduate degree from Harvard University (A.B., 1988) and his law degree from New York University (J.D., 1993). After graduation, he served as a law clerk to the Honorable Alex T. Howard, Jr., Chief Judge of the United States District Court for the Southern District of Alabama, and then as an associate at Reboul, MacMurray, Hewitt, Maynard & Kristol and Baker & Botts prior to joining Milberg Weiss in January of 1998. Mr. Goodstein is a member of the bars of New York and New Jersey.

Mr. Goodstein works on a variety of actions on behalf of classes as well as individuals in the consumer fraud, securities, antitrust, health care, and other areas.

SETH D. RIGRODSKY received his B.A. degree *magna cum laude*, with honors in History, from Brandeis University in 1985. In 1990, he received his J.D. degree, *magna cum laude*, from Georgetown University Law Center, were he was awarded Order of the Coif and served as a senior articles editor for the Georgetown University Law Journal. After graduation from law school, Mr. Rigrodsky was a law clerk to the Honorable Andrew G.T. Moore, II, of the Delaware Supreme Court.

Following his clerkship, Mr. Rigrodsky was associated with the law firms Wachtell, Lipton, Rosen & Katz in New York City, and Morris, Nichols, Arsht & Tunnell in Wilmington, Delaware, where he concentrated his practice on corporate and complex business litigation. In 1994, Mr. Rigrodsky joined Morris and Morris in Wilmington, Delaware, where he became a partner beginning in January 2000, and represented investors in numerous federal and state class and shareholder derivative lawsuits. Mr. Rigrodsky is a member of the Bars of the States of Delaware and New York, the United States District Courts for Delaware and the Southern District of New York, and the Court of Appeals for the Second, Third and Fourth Circuits.

PETER SAFIRSTEIN graduated from The George Washington University in 1978 with a Bachelor of Arts degree. He received a Masters Degree in Government (concentration in International Relations) from Georgetown University in 1980. In 1985, he earned his J.D. from Brooklyn Law School where he was a member of the Brooklyn Law Review and the Moot Court Honors Society. Prior to joining Milberg Weiss, Mr. Safirstein was in private practice. In addition, Mr. Safirstein served as a Staff Attorney in the Enforcement Division for the U.S. Securities and Exchange Commission from 1985-1990. In 1988-89, Mr. Safirstein was designated as a Special Assistant United States Attorney in the Southern District of New York where he was part of the trial team which prosecuted United States v. Regan, (the "Princeton/Newport" case) and United States v. Lisa Jones. Mr. Safirstein later served as an Assistant United States Attorney in the Southern District of Florida.

Mr. Safirstein is a member of the Bars of the State of New York and the State of New Jersey and is also admitted to practice before the Supreme Court of the United States, the United States Court of Appeals for the Second and Third Circuits, the District Court of the Southern and Eastern Districts of New York and the District Court of New Jersey. Mr. Safirstein is a member of the American Bar Association and the Association of the Bar of the City of New York.

JOSEPH P. GUGLIELMO graduated *cum laude* from The Catholic University of America in 1992 with a Bachelor of Arts in Political Science. In 1995, Mr. Guglielmo graduated from the Columbus School of Law at The Catholic University where he received a Certificate of Public Policy in addition to his Juris Doctor. He was admitted to the New York State Bar in 1996, the District of Columbia Bar in 1997 and the United States Supreme Court in 2003. He is also admitted to practice before the United States District Courts for the Southern and Eastern Districts of New York and the District of Colorado. Mr. Guglielmo is a member of the New York State, District of Columbia and American Bar Associations and the Association of the Bar of the City of New York.

Mr. Guglielmo is the co-author of "Class Actions In The Healthcare Context" which was published for the following healthcare conferences: "Class Action Health Care Litigation," ALI-ABA Health Care Law and Litigation Conference, 1999; "Class Actions: HMOs and Health Care Providers Under Attack," ALI-ABA Life and Health Insurance Litigation Conference, 2000; "Providers (Suits by Doctors and Hospital Class Actions)," ALI-ABA Health Care Law and Litigation Conference, 2000; "The Application of ERISA and RICO Theories in the Age of Managed Care," The Judges And Lawyers Breast Cancer Alert, 2000 and "Health Care Litigation: What You Need to Know After Pegram," Practicing Law Institute, 2000. Mr. Guglielmo is also the co-author of "An Overview Of Class Action Litigation In the Managed Care Context" which was published for the following healthcare conference: "Provider Suits by Doctors and Hospitals v. HMOs," ALI-ABA Health Care Law and Litigation Conference, 2001 and American Society of Medical Associations Counsel, Fall 2002.

CHARLES S. HELLMAN graduated from Bard College in 1985 (B.A., 1985). In 1996, he graduated from New York Law School, *summa cum laude* (J.D., 1996), where he was a member of the New York Law School Law Review. Mr. Hellman is the author of Safe In Their Houses? Fourth Amendment Rights At Public Housing Projects, 40 N.Y.L. Sch. L. Rev. 189 (1995). Mr. Hellman is a member of the bars of the State of New York and the United States District Court for the Southern District of New York. His practice focuses on class actions on behalf of defrauded investors and class actions involving healthcare-related issues.

BRIAN C. KERR graduated *summa cum laude* from the University at Albany in 1993, where he was valedictorian, a member of Phi Beta Kappa, co-founder of the

Presidential Honors Society, and the recipient of the Karp Prize in Economics. In 1996, he received his law degree from Hofstra University, where he was a member of the Hofstra Law Review and a Dean's Scholar. He was admitted to the bar of the State of Connecticut in 1996 and the State of New York in 1997.

Mr. Kerr is admitted to practice before the United States District Courts for the Southern and Eastern Districts of New York, as well as the United States Court of Appeals for the Third Circuit. He is also a member of the Association of the Bar of the City of New York, the New York State Bar Association, and the Association of Trial Lawyers of America.

KIM MILLER LEVY graduated, with honors, from Stanford University in 1992 with a double major in English and Psychology. She earned her J.D. degree from Cornell Law School, *cum laude*, in 1995. While at Cornell, Ms. Levy acted as co-chair of the Women's Law Symposium, as Bench Brief Editor of the Cornell Moot Court Board, and as a member of the Board of Editors of the Cornell Journal of Law & Public Policy. She is admitted to practice in the States of California and New York and before the United States District Courts for the Southern and Eastern Districts of New York and the Northern, Southern, and Central Districts of California.

MICHAEL REESE graduated from New College in 1992 with a B.A. in history and thereafter received his J.D. from the University of Virginia School of Law in 1996. Upon graduation from law school, Mr. Reese served as a trial attorney at the Manhattan District Attorney's Office where he prosecuted violent felony and white collar crime.

Mr. Reese joined Milberg Weiss in 2000 and has practiced in both its California and New York offices. Mr. Reese's work focuses on antitrust, securities and consumer fraud class action cases. Mr. Reese is a member of the state bars of New York and California and is admitted to practice before the U.S. District Courts for the Northern and Eastern Districts of California, the Southern and Eastern Districts of New York, the U.S. District Court of Colorado as well as the Ninth Circuit Court of Appeals.

PETER E. SEIDMAN earned his B.A *cum laude* from Hobart College in 1979, following which he served as a Peace Corps volunteer living and working among the Guarani, an indigenous tribe in Paraguay. He earned an M.A. in Journalism in 1982 from the University of Michigan and subsequently worked as a journalist for a variety of publications. In 1994, he was awarded a J.D. *cum laude* from the University of Michigan Law School.

Mr. Seidman joined Milberg Weiss in 2000 as an associate, resident in the firm's New York office, where he is actively engaged in the investigation and prosecution of securities litigation on behalf of defrauded investors. Before joining Milberg Weiss, he was an associate with the New York law firm of Orans, Elsen & Lupert LLP for five years, where he was active in both civil and white collar criminal litigation in federal and state courts.

MAYA S. SAXENA graduated from Syracuse University summa cum laude in 1993 with a dual degree in policy studies and economics, and graduated from Pepperdine University School of Law in 1996.

Prior to joining Milberg Weiss Bershad & Schulman in 1998, Ms. Saxena was employed as an Assistant Attorney General. As an Assistant Attorney General, Ms. Saxena represented the State of Florida and its agencies and officers in civil cases at the appellate and trial level, and prepared amicus curiae briefs in support of state policy goals attendant to issues presented in state and federal court cases. Ms. Saxena also represented the Florida Highway Patrol and other law enforcement agencies in civil forfeiture trials.

Ms. Saxena currently specializes in securities fraud litigation, and was involved in several significant cases which have resulted in significant recoveries for defrauded investors, including, among others, cases such as In re Sunbeam Securities Litigation; In re Sensormatic Inc. Securities Litigation; In re Hamilton Bancorp Inc. Securities Litigation, and In re Aviation Sales Inc. Securities Litigation. Ms. Saxena is presently serving as lead or co-lead counsel in numerous federal class action securities cases in the Southeast.

Ms. Saxena is a member of the Florida state bar, and is admitted to practice before the U.S. District Courts for the Southern, Northern and Middle Districts of Florida, as well as the Eleventh and Fifth Circuit Courts of Appeal. She is a member of the Palm Beach County Bar Association, and the American Bar Association. Ms. Saxena was recently recognized in the South Florida Business Journal 's "Best of the Bar" as one of the best lawyers in South Florida.

HOWARD K. COATES, JR., a partner in the firm's Boca Raton office, earned his A.A. from the University of South Carolina in 1980, finishing at the top of his class while serving full time in the United States Marine Corps. Mr. Coates graduated phi beta kappa from the University of Florida, receiving his B.A. in Political Science in December 1982. Mr. Coates received his J.D. from Yale Law School in 1986, and his M.B.A. from Florida Atlantic University in May 2001.

Prior to joining the firm, Mr. Coates was a named partner in a national securities law firm in which he handled a variety of securities fraud litigation, derivative, and consumer class actions. Prior to that time, he was also a partner in the national law firm of Proskauer Rose LLP, where he spent approximately ten years heading Proskauer's Florida Litigation and Dispute Resolution Department. While at Proskauer, Mr. Coates defended complex securities class actions, including, among others, cases such as the highly publicized *In re Sunbeam Securities Litigation*, (U.S.D.C., S.D. Fla.) Case No. 98 8258 Civ Middlebrooks, where he was the lead attorney representing the former general counsel of Sunbeam, and *In re Brothers Gourmet, Inc. Securities Litigation*, (U.S.D.C., S.D. Fla.) Case No. 95-8584-Civ-Ryskamp, where he was the lead attorney in defending the company and its officers and directors in a case involving claims under Sections 11, 12(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20 of the Securities Exchange Act of 1934.

Mr. Coates is presently serving as lead or co-lead counsel in numerous federal class action securities cases, including, *In re Hamilton Bank Securities Litigation*, Case No. 01-0420-Civ-Gold (S.D.Fla.) (co-lead); *Mark L. Underwood, et al. v. Concord Camera Corp., et al.*, Case No. 02-21154-Civ-Huck (S.D.Fla.) (co-lead); *In re UniCapital Corporation Securities Litigation*, Case No. 00-2054-Civ-Highsmith (S.D. Fla.) (lead); *Craig Imler v. AES Corporation*, et al., Case No. 1:03-CV-00194-LJM-WTL (S.D. Ind.) (co-lead); and, *In re Amdocs Securities Litigation*, Case No. 4:02-CV-00950-JCH (E.D. Mo.) (co-lead).

Mr. Coates' professional affiliations include membership in the American, Florida, Georgia, Palm Beach County, and South Palm Beach County Bar Associations. He is also a member of the United States District Courts, Southern, Middle and Northern Districts of Florida, the Northern District of Georgia, and the Eleventh Circuit and Federal Circuit Court of Appeals. Mr. Coates is very active on civic and philanthropic matters and is presently serving on the Board of Directors for the South Palm Beach County Bar Association, the Palm Beach County Legal Aid Society, Inc., and Okeeheelee Youth Baseball, Inc.

LORI G. FELDMAN, a member of the firm, protects the rights of shareholders in federal and state courts across the nation. She is admitted to the Bars of the States of Washington and New York and her daily responsibilities include managing the firm's Seattle practice.

Ms. Feldman was recently named a "Rising Star of Washington Law" by her fellow practitioners in Seattle. Rising Stars are considered to be Washington's top young lawyers.

In addition to lecturing frequently on class action practice, she now serves as Co-Chair of the Continuing Legal Education Committee of The Federal Bar Association of the Western District of Washington.

Ms. Feldman is currently representing shareholders in litigation involving, among others, Amazon.com (W.D. Wash.), SpectraLink Corporation (D. Colo.), ConAgra Foods (D. Neb.), Rhythms Net Connections (D. Colo.), and Gilead Sciences, Inc. (N.D. Cal.), and Paradigm Medical (D. Utah). She recently assisted in recovering millions of dollars for class members in litigation involving Cutter & Buck (W.D. Wash.), InaCom (D. Del.), Secure Computing (N.D. Cal.) and Micro Focus (N.D. Cal.).

She graduated with high honors from Albany Law School of Union University, where she served as an Editor of the *Albany Law Review*. Ms. Feldman attended the State University of New York at Albany, where she graduated *magna cum laude*.

Jeff S. Westerman received his B.A. degree from Northwestern University in 1977, where he was selected to two senior honorary societies. He received his Juris Doctorate degree from the University of Pittsburgh in 1980, where he was a member of Law Review from 1978 to 1980. He is admitted to practice in the courts of the State of California, as well as the United States District Court for the Central District of California, the United State Court of Appeals for the Ninth Circuit and the United States Supreme Court.

MR. WESTERMAN is an ex-officio member, and was a member (2001-2003) and Co-Chair (2002-2003) of the Central District of California Attorney Delegation to the United States Ninth Circuit Judicial Conference. He was appointed to the Central District of California, U.S. Magistrate Judge Merit Selection Panel in 2003 and the standing committee on Attorney Discipline in 2004. He is also a member of the Central District of California Attorney Settlement Officer Panel (1998-).

He is a member of the Los Angeles County and Federal Bar Associations; the State Bar of California. He was on the California State Bar Task Force on Complex Litigation, and Chair of the Judicial Education Subcommittee (1997). Over the years, Mr. Westerman has been active in the Association of Business Trial Lawyers where he served on the Board of Governors (1997-2001), as Treasurer (2001), Secretary (2002-2003) and Vice President (2003-). He was recently invited to join the

Board of Governors of the Consumer Attorneys Association of Los Angeles (2003-).

Mr. Westerman is also a member of the Los Angeles County Bar Complex Courts Bench-Bar Committee, and the Bench-Bar Civil Courts Committee; and has served as Judge Pro Tem in the Los Angeles Small Claims Court in 1987-1988, 1990, 1992-1993 and 1996-1997.

Mr Westerman's practice is primarily in the areas of securities fraud class actions, shareholder derivative actions and corporate mergers and acquisition litigation. He served as lead or co-lead counsel in cases resulting in significant corporate governance changes and shareholder recoveries totaling more than $330 million.

Mr. Westerman has also been the moderator or speaker for programs on developments in class action practice, settlements, the Sarbanes-Oxley Corporate Responsibility Act, shareholder derivative actions and trends in business litigation.

KATHERINE L. BLANCK born Columbia, Missouri, January 27, 1965. In 1990, Ms. Blanck was admitted to the California bar. She received her B.J. degree from the University of Missouri, cum laude, in 1987 and her J.D. from the University of San Diego in 1990. She was a member (1988-1990) and Associate Editor (1989-1990) of the San Diego Law Review. Ms. Blanck clerked for the Honorable James R. Milliken, San Diego Superior Court, in 1990. She is the author of "Restricting the Use of Sound-Alikes in Commercial Speech," 26 San Diego Law Review 911 (1990). Ms. Blanck is a member of the Orange County and American Bar Associations and the American Business Trial Lawyers Association.

OF COUNSEL

PATRICIA M. HYNES is a trial lawyer and retains her "Of Counsel" status to the firm once known as Milberg Weiss Bershad Hynes & Lerach LLP. Ms. Hynes is continuing her long and distinguished association with the newly named Milberg Weiss Bershad & Schulman LLP, where she specializes in complex securities and commercial litigation. She received her law degree from Fordham Law School where she was a member of the Law Review. Ms. Hynes served as law clerk to Joseph C. Zavatt, Chief Judge of the United States District Court for the Eastern District of New York, and was an Assistant United States Attorney in the Southern District of New York from 1967 to 1982 where she held several executive positions, including Executive Assistant U.S. Attorney.

A Fellow of the American College of Trial Lawyers, Ms. Hynes has taught Trial Advocacy at Harvard Law School, Fordham Law School and the National Institute of Trial Advocacy. Ms. Hynes is a member of the American Law Institute and has served on the Advisory Committee to the Federal Judicial Code Revision Project from 1996 to 2001. Ms. Hynes has been a lecturer for the Practicing Law Institute since 1980 and was Chair of its Civil RICO Program from 1984 to 1991.

Ms. Hynes has been included in the list of Best Lawyers in America since 1993 and more recently has been included in Who's Who in American Law and the Euromoney Guide to the World's Leading Litigation Lawyers. Ms. Hynes has also been included in The National Law Journal's Profile of America's Top 50 Women Litigators (December 17, 2001) and its Survey of The Fifty Most Influential Women Lawyers in America (March 30, 1998).

Ms. Hynes served as Chair of the American Bar Association's Standing Committee on the Federal Judiciary from July 2000 to August 2001, having previously served as the Second Circuit Representative on that Committee from 1995 to June 2000. Ms. Hynes served as a member of the ABA's Commission on the 21st Century Judiciary (2002-2003). Ms. Hynes has also served as a member of the ABA's Litigation Section Council (1989-1992) and was Chair of the Litigation Section's Securities Litigation Committee (1987-1989); Co-Chair of its Pre-Trial Practice and Discovery Committee (1992-1994) and has served as a member of the Litigation Section's Task Force on Civil Trial Practice Standards. Ms. Hynes also is a Fellow of the American Bar Foundation.

An active member of the Association of the Bar of the City of New York, Ms. Hynes served as Chair of its

Federal Courts Committee from 1992 to 1995 and was a member of its Executive Committee from 1984 to 1988. From 1982 to 1984, Ms. Hynes served as Secretary of that organization. Ms. Hynes has also served as a Vice President of the Federal Bar Council from 1996 to 2002 and previously served on its Board of Trustees from 1983 to 1991.

Presently, Ms. Hynes chairs the Merit Selection Panel for Magistrate Judges for the Southern District of New York and since December, 2003, has been Chair of the Board of Directors of The Legal Aid Society. Ms. Hynes also has served as a member of the Planning and Program Committee for the Judicial Conference of the Second Circuit from 1998 to 2001. Ms. Hynes presently serves on the Second Circuit Court of Appeals Rules Committee. From 1994 through 2001, Ms. Hynes served as a member of the Mayor's (Giuliani) Advisory Committee on the Judiciary.

In July of 2002, Ms. Hynes was appointed a member of the New York City Charter Revision Commission by Mayor Michael R. Bloomberg. In March, 2002, Ms. Hynes was appointed a member of the Administrative Board for the Offices of the Public Administrator by Chief Administrative Judge Jonathan L. Lippman. In February, 2000, Ms. Hynes was appointed a member of the New York State Commission on Fiduciary Appointments by Chief Judge Judith S. Kaye of the New York Court of Appeals. From 1987 to 1990, Ms. Hynes served as a member of the New York State Commission on Government Integrity having been appointed by Governor Mario Cuomo and from 1981 to 1982 was a member of the New York State Executive Advisory Committee on the Administration of Justice having been appointed by Governor Hugh L. Carey.

* * *

Ms. Hynes was lead trial counsel for the City of San Jose in a six-month jury trial in the United States District Court for the Northern District of California against thirteen brokerage firms and an accounting firm involving losses to the City as a result of speculative, leveraged bond trading. The jury returned a verdict in favor of the City of San Jose. Ms. Hynes also served as one of the lead plaintiffs' counsel in the settlement reached in the Drexel Bankruptcy and the $1.3 billion settlement reached with Michael Milken and others.

Ms. Hynes is and has been co-lead counsel in several class actions including: In re Oxford Health Plans, Inc. Securities Litigation, M.D.L. Dkt. No. 1222 (CLB) (S.D.N.Y.); In re DonnKenny Inc. Securities Litigation, 96 Civ. 8452 (MGC) (S.D.N.Y.); Duncan, et al. v. Pencer, et al., 94 Civ. 0321 (LAP) (S.D.N.Y.); In re MTC Electronics Technologies Shareholder Litigation, CV-93-0876 (JG) (E.D.N.Y.); In re Salomon Inc. Shareholders' Derivative Litigation, 91 Civ. 5500 (RPP) (S.D.N.Y.); In re United Telecommunications, Inc. Securities Litigation, Civ. No. 90-2252-0 (D. Kan.); In re Lilco Securities Litigation, 84 Civ. 0588 (LDW) (E.D.N.Y.); In re Diasonics Securities Litigation, C-83-4584-RFP (FW) (N.D.Cal.); and In re Pepsico Securities Litigation, No. 82 Civ. 8403 (ADS) (S.D.N.Y.).

JARED SPECTHRIE graduated from Harvard College with honors in 1954 having majored in Economics. After four years as a deck officer in the United States Coast Guard, he received a Master of Business Administration degree in Accounting from Rutgers University in 1959, graduating first in his class. He is a Certified Public Accountant in the State of New York and practiced accounting for several years with a major auditing firm. He was graduated from New York Law School in 1965, *summa cum laude*, where he was first in his class and valedictorian. He was admitted to the Bar in New York State in 1965, and is admitted to practice before the U.S. District Court in the Southern and Eastern Districts of New York, and the United States Courts of Appeals for the Second and Fifth Circuits. He has served on the faculty of New York Law School, and has lectured on "Accountants' Liability" for the Practising Law Institute. He has been engaged in the full-time practice of law since 1965 and has specialized in federal securities law litigation for the past several years. Mr. Specthrie was lead counsel in In re Viatron, MDL 138 (D. Mass.), where aggregate settlements exceeding $15 million were obtained after several months of trial and a jury verdict on liability.

RICHARD M. MEYER is a graduate of Yale University and a 1958 graduate of Yale Law School, where he was a member of the Board of Editors of the Yale Law Journal. Mr. Meyer served as a trial attorney in the United States Department of Justice for two years and as Special Counsel to the Securities and Exchange Commission for four years. He was a partner with the firm of Pomerantz Levy Haudek & Block from 1970 to April 1980, when he joined Milberg Weiss.

Mr. Meyer is the author and co-author of several law review articles, including "The Social Utility of Class Actions," 42 Bklyn. L. Rev. 189 (1975), and has spoken at numerous forums under the auspices of groups such as the American Bar Association, American Law Institute, Practising Law Institute, the Association of the Bar of the City of New York, the Center for the Study of Financial Institutions of the University of Pennsylvania, Columbia University and the Bureau of National Affairs.

HONORABLE GERI D. PALAST, Of Counsel to Milberg Weiss Bershad and Shulman, directs the firm's

program reaching out to institutional investors in areas of litigation, policy and public affairs. Formerly, she was the Founder and Executive Director of the Justice at Stake Campaign and national organization working to ensure fair and impartial courts.. From 1993-2000, she was confirmed by the U.S. Senate to serve as Assistant Secretary of Labor for Congressional and Intergovernmental Affairs during President Clinton's two terms under Labor Secretaries Robert Reich and Alexis Herman. She also served on the President's Interagency Council on Women, where she chaired the Committee on Women in the Global Economy. The Committee monitored U.S. compliance with the Beijing Platform for Women. She was a member of the U.S. delegation to Women 2000 at the United Nations. Her focus was the impact of globalization on women.

Prior to joining the Clinton Administration, Palast was the Political and Legislative Director of Service Employees International Union, 1981-1993. In 1979, she established and ran the Washington Office of the National Employment Law Project, a program of the Legal Services Corporation. Earlier in her career, she worked for the National Treasury Employees Union and AFSCME (American Federation of State County and Municipal Employees).

Throughout her career, Palast has organized and directed numerous broad-based national and grassroots legislative and issue campaigns. She founded and co-chaired the bipartisan coalition that was responsible for enacting the landmark Family and Medical Leave Act. As Assistant Secretary, she was a leader in the successful policy and legislative efforts to enact the minimum wage increase, the Workforce Investment Act—the overhaul of the nation's employment and training system, Welfare to Work, School to Work, and the historic congressional ratification of the International Labor Organization (ILO) international convention against abusive child labor. She worked on numerous pension reform legislative and regulatory matters. She has also been a strategic adviser to many electoral campaigns.

Palast has served on numerous boards and advisory committees. She has lectured at colleges and universities.

She is an attorney, a Root-Tilden Public Service Law Scholar from NYU School of Law, and an honors graduate of Stanford University. She is admitted to practice in the District of Columbia, and she is an inactive member of the California State Bar.

ANITA BRASS KARTALOPOULOS works primarily in the areas of insurance, consumer fraud, securities and managed care. Before joining Milberg Weiss in 1998, she was in government service in the State of New Jersey, holding several positions including Deputy Commissioner of Insurance for Life and Health, Director of Legal Regulatory Affairs for the Department of Health and Senior Services and Executive Director of the New Jersey Real Estate Commission.

As Deputy Commissioner of Insurance she managed the New Jersey Insurance Department's Multi-State Task Force investigating the sales practices of the Prudential Insurance Company. She also served on the Board of Directors of MBL Insurance Company as a rehabilitator and managed litigation pursuant to the company's rehabilitation.

Thereafter as Director of Legal and Regulatory Affairs for the Department of Health and Senior Services, Ms. Kartalopoulos was responsible for litigation management, the development of all regulations implementing the New Jersey Healthcare statutes, the development and implementation of a stream lined Certificate of Need (CN) law, and the development of stringent prompt payment regulations to ensure that HMO's meet contractual obligations to physicians and ensure the stability of the health care network for the benefit of consumers.

As Executive Director of The New Jersey State Real Estate Commission, Ms. Kartalopoulos was responsible for implementing consumer disclosure/protection regulations which had been long opposed by the New Jersey real estate industry. She was also responsible for all disciplinary investigations and hearings against realtors, the inspection and registration of out of state land sales marketed in the State of New Jersey, continuing licensing of 84,000 realtors and brokers and the on-going development of real estate regulations. Ms. Kartalopoulos also worked with New Jersey Attorney General Deborah Poritz in the development of Megan's Law.

Prior to government service, Ms. Kartalopoulos specialized in local government law and land use representing a number of municipal governments, Planning Boards and Boards of Adjustment. She was responsible for litigation before both the State and Federal Courts, and negotiated significant settlements with the New Jersey Council on Affordable Housing (COAH) for the benefit of low income residents of the State.

Ms. Kartalopoulos graduated from the University of Toledo, with honors in 1974, majoring in Classics, and graduated from Seton Hall Law School in 1982, with emphasis on health care law. She was admitted to the bar of New Jersey and the U.S. District Court, District of New Jersey, the same year. She is also admitted to the U.S. Court of Appeals for the Federal Circuit and the 3rd Circuit.

DAVID K. BERGMAN graduated with a B.A. in American Studies from Brandeis University in 1986. He earned a J.D. from Brooklyn Law School in 1989. Thereafter he spent six years as a partner in the law firm of Siller Wilk LLP, where he served as chief complex claims counsel for the New York State Bar in high exposure cases against lawyers and law firms all across New York State. Mr. Bergman lectured on issues relating to professional responsibility and legal ethics, and served as Chairman of the Subcommittee in the New York County Lawyers Association which submitted proposed ethical rules to the New York Appellate Division.

Prior to joining Milberg Weiss, Mr. Bergman was a principal in Frydman & Bergman, where he represented investors in arbitration against broker/dealers, and engaged in prosecuting as lead and co-lead counsel a variety of securities fraud class actions and shareholder derivative actions. Mr. Bergman also served as an appellate advocate for numerous law firms, in both New York State and the United States Court of Appeals. He is admitted to practice in all Federal and State Courts in New York.

SPECIAL COUNSEL

MITCHELL M. BREIT is Special Counsel to Milberg Weiss. He comes to the firm from Weitz & Luxenberg, where he was class co counsel and court appointed depository custodian in groundwater contamination litigation in the Southern District of New York involving the gasoline additive MTBE. He also served as class co counsel in MTBE litigation on behalf of private well owners in Illinois state court and he represented the County of Suffolk, New York and the Suffolk County Water Authority in their claims against the petroleum industry for MTBE contamination. Mr. Breit was also co counsel in union health and welfare fund tobacco litigation, which included multiple class actions in numerous jurisdictions. He was recently appointed as co-liaison counsel in cases involving the pharmaceutical product Serzone consolidated in New York Supreme Court.

Mr. Breit was formerly associated with Schoeman, Marsh & Updike in New York where his practice was devoted primarily to defending the firm's many institutional clients in products liability actions. He is admitted in New York, New Jersey and Virginia and the U.S. District Courts for the Southern and Eastern Districts of New York, the District of New Jersey, the Eastern District of Virginia and the U.S. Court of Appeals for the Second Circuit. He is a member of the Association of the Bar of the City of New York, where he served on the Art Law Committee and Committee on State Courts of Superior Jurisdiction, the Association of Trial Lawyers of America and the New York State Trial Lawyers Association. Mr. Breit graduated from the University of North Carolina at Chapel Hill in 1972 and received his J.D. from Southwestern University School of Law in Los Angeles in 1979.

Mr. Breit has been a frequent panelist at Mealey's MTBE Litigation conferences around the country and was most recently co chair of the Mealey's Toxic Torts Conference in Boston.

JAMES M. SHAUGHNESSY graduated *cum laude* from Adelphi University in 1967 with a B.A. in Political Science and *cum laude* from New York University School of Law in 1969. While at N.Y.U., Mr. Shaughnessy was elected to the Order of the Coif, was the Administrative Director of the moot court program, and, upon graduation, received the Benjamin F. Butler Award for scholarship and outstanding service to the law school.

Mr. Shaughnessy joined the firm of Casey, Lane & Mittendorf in New York City as a litigation associate in 1969 and became a litigation partner at that firm in 1976. In 1982, Mr. Shaughnessy joined the firm of Haythe & Curley as a litigation partner, and he was the managing partner of the firm for two years. In 1987, Mr. Shaughnessy joined the firm of Windels, Marx, Davies & Ives (now known as Windels, Marx, Lane & Mittendorf, LLP) as a litigation partner. He was the chairman of the Windels, Marx Litigation Department from 1988 through 1998, and was a member of the firm's Executive committee from 1990 to 1992. Mr. Shaughnessy joined Milberg Weiss in 2001.

Over the course of his career, Mr. Shaughnessy has specialized in commercial, securities, insurance, aviation and bankruptcy litigation. Mr. Shaughnessy was lead defense counsel for Pan American World Airways, Inc. in In re Air Disaster at Lockerbie, Scotland on December 21, 1988, M.D.L. 799 (TCP) (E.D.N.Y.), and tried that case on behalf of Pan Am to a jury for three months.

Mr. Shaughnessy is admitted to practice in New York, California and New Jersey as well as before the United States Supreme Court, the United States Courts of Appeals for the Second, Fifth and Ninth Circuits, the United States District Courts for the Southern, Eastern, Northern and Western Districts of New York, the Southern District of California and the District of New Jersey, and the United States Tax Court. He is a member of the American Bar Association, the New York State Bar As-

sociation, the Association of the Bar of the City of New York, and Federal Bar Council.

ASSOCIATES

DANIEL ALTMAN graduated from the University of Pennsylvania in 1992, Phi Beta Kappa, *magna cum laude*. He received his J.D. from Columbia Law School in 1995, where he was a Stone Scholar, and a member of the Human Rights Law Review. Prior to joining Milberg Weiss, Mr. Altman worked as an associate at Dewey Ballantine, concentrating in the areas of commercial litigation and antitrust, and following that, at Swidler Berlin Shereff Friedman, specializing in commercial litigation and white collar crime. Mr. Altman is admitted to practice in the Courts of the State of New York as well as the United States District Court for the Southern and Eastern Districts of New York.

PAUL J. ANDREJKOVICS graduated from Union College in 1992, Phi Beta Kappa, *magna cum laude*, with a Bachelor of Arts degree in Political Science. In 1995, Mr. Andrejkovics received his Juris Doctor degree from Albany Law School. He was admitted to the New York State Bar in 1996.

ROBERT R. BARRAVECCHIO earned his undergraduate degree in Industrial and Labor Relations from Cornell University (B.S., 1995). He earned his law degree from New York Law School (J.D., 1998). Mr. Barravecchio was admitted to the bar of the State of New Jersey in 1998 and is admitted to practice before the United States District Court for the District of New Jersey. He was also admitted to the bar of the State of New York in 1999, and is admitted to practice before the United States District Court for the Southern and Eastern Districts of New York.

ELIZABETH A. BERNEY graduated with honors from Cornell University in 1975 with a Bachelor of Science in Industrial and Labor Relations. She received her J.D. from the University of Chicago Law School in 1978, at age 22. As an undergraduate, she served as concert mistress of the Cornell Symphony Orchestra, and while in law school, was a violinist with the Chicago Civic Orchestra. Upon graduation, she worked from 1978-1982 as an associate at Dewey Ballantine in the tax and municipal bonds fields, and among other things, obtained the tax exemption rulings for the bonds that financed construction of the Intrepid Museum, and spoke on television regarding municipal bond issues. She subsequently worked as in-house counsel at Queens College (CUNY); as a litigation associate at Gilbert, Segall and Young (which is now part of Holland & Knight) specializing in representing foreign government entities in sovereign immunities cases, and in her own legal and literary practice. She was involved in the Holocaust assets litigation against German and Swiss banks; negotiated computer software agreements for large software manufacturers; and represented notables such as Marcel Marceau, the Upton Sinclair estate, the author of the controversial book "Son of Sam," and the Poetry Society of America in publishing matters. She also appeared on a German television documentary, and served as a speaker/panelist for the Women's National Book Association.

Ms. Berney joined Milberg Weiss in the spring of 2000 as a senior associate. She is an active member of the firm's litigation teams for a variety of consumer and securities cases, including Firestone Tire / Ford Explorer, Enron, and Xerox. Ms. Berney is admitted to practice in the State of New York, the Commonwealth of Pennsylvania, the United States Supreme Court, the United States District Courts for the Southern and Eastern Districts of New York, the United States Tax Court, and the United States Court of Claims. She is a member of the Federal Bar Council and is a first violinist in the New York City Bar Association Orchestra.

BRUCE D. BERNSTEIN graduated from the University of Vermont in 1994 with a Bachelor of Arts degree. In 1997, he earned his J.D. from The George Washington University Law School. Mr. Bernstein is admitted to the New York State Bar and is admitted to practice before the United States District Courts for the Eastern and Southern Districts of New York. He is a member of the New York County Lawyers Association and the American Bar Association.

WAI Y. CHAN graduated from Duke University in 1987 with a B.A. in Economics and History. He received his J.D. from Brooklyn Law School in 1994. Mr. Chan is admitted to practice in the courts of the State of New York and the State of New Jersey.

LISA L. COGAN earned her undergraduate degree in liberal arts from Xavier University (B.A., 1996). She earned her law degree from Salmon P. Chase College of Law (J.D., 2000). Ms. Cogan was admitted to the the bar

in the State of Kentucky in 2001 and is admitted to practice in the United States District Court for the Eastern District of Kentucky. She was also admitted to the bar of the State of New Jersey in 2003 and is admitted to practice before the United States District Court for the District of New Jersey.

JENNIFER S. CZEISLER graduated from Hofstra University in 1994 with a Bachelor of Arts degree in Psychology. After completing graduate degree work at Hunter School of Social Work (1994-95), she pursued a law degree, which she earned in 1999 from the University of Miami School of Law where she graduated *cum laude*. Mrs. Czeisler was on the editorial board of the Law Review of Psychology, Public Policy & Law and earned numerous awards, including the Cali Excellence for the Future Award, Dean's Certificate of Achievement Award and membership in the Phi Delta Phi National Honor Society. Mrs. Czeisler is admitted to practice in the State of New York and is a member of the American Bar Association, where she is committed to her pro bono work with the American Bar Association Commission on Legal Problems of the Elderly.

DAN P. DIETRICH graduated from the University of Florida in 1997 with a double major in Finance and Management. He earned his M.B.A. in Finance from the University of Miami in 2000 and his J.D. degree from St. John's University School of Law in 2003. While at St. John's, Mr. Dietrich was the Editor-in-Chief of the New York International Law Review. He is admitted to the bar of the State of New York, and is awaiting admission to the Florida Bar. He is also a member of the New York State Bar Association and the American Bar Association.

MICHAEL E. FRIEDMAN graduated from Hunter College in 1986 with a B.A. in English. He received his J.D. from Brooklyn Law School in 1992. Prior to joining the firm in January 2004, Mr. Friedman was the Managing Attorney at Herrick, Feinstein LLP and Paul, Weiss, Rifkind, Wharton & Garrison respectively. He is a member of the bars of the State of New York, and the United States District Courts for the Southern and Eastern Districts of New York.

SUSAN M. GREENWOOD graduated *cum laude* from Cornell University in 1994 with a Bachelor of Arts degree in History. She earned her J.D. from the University of Pennsylvania Law School in 1997. Ms. Greenwood was admitted to the New York State Bar and the New Jersey State Bar in 1998. In 2000, she was admitted to practice before the United States District Court for the Southern and Eastern Districts of New York.

DR. GUY A. HALFTECK graduated *magna cum laude* from the Hebrew University of Jerusalem in 1998, where he received an LL.B. and served as the Editor-in-Chief of the Hebrew University Law Review for two consecutive years. In 1996, he received the Irving Isidor Prize for research in contract law. Following graduation, Mr. Halfteck served as a law clerk to the Honorable Justice Strasberg-Cohen at the Supreme Court of Israel. While at the Supreme Court, he helped drafting judicial opinions in civil, administrative, constitutional, and criminal cases.

In 2000, Mr. Halfteck graduated *magna cum laude* from Columbia University, where he received an LL.M. and was named Harlan Fiske Stone Scholar. Focusing his research on the economics of large-scale and class action litigation, Mr. Halfteck wrote a Master thesis under the supervision of Professor Samuel Issacharoff on The Financing Model of Class Action Litigation. While at Columbia, he also served on the editorial board of the Columbia Journal of Transnational Law.

In 2003, Mr. Halfteck graduated from Harvard University, where he received an S.J.D. (Doctor of Juridical Sciences) in Economics and Law. His doctoral dissertation, supervised by Professors David Rosenberg, Steven Shavell, and Lucian Bebchuk, was titled The Class Action Enterprise: A General Economic Theory of Mass-Produced Law Enforce-ment. While at Harvard, Mr. Halfteck was named a Clark Byse Fellow and taught a graduate seminar on Entrepreneurial Litigation: Pursuing Public Goals for Private Gains. He was also a John M. Olin Fellow at the Center for Law, Economics, and Business and a Fellow at the Harvard Program on Negotiation.

Recently, Mr. Halfteck was a Fellow at the Financial Services Exchange at the University of North Carolina, Chapel Hill. His research interests focus on the economics of large-scale and class action litigation as well as on public and private law enforcement, fields in which he conducts both empirical and theoretical research. His writings include:

• The Class Action Enterprise: A General Economic Theory of Mass-Produced Law Enforcement (available at the Harvard Law School library);

• A General Theory Concerning the Social Value of Class Action Law Enforcement [in Hebrew];

• The Effects of Incentives to Invest and the Level of Investment in Class Action Law Enforcement on the Magnitude of Liability for Harm (Discussion Paper, The John M. Olin Center for Law, Economics, and Business, Harvard Law School.)

• Ethical Dimensions of Attorney-Client Relationships Entered into by ERISA Fiduciaries, in Susan P. Serota (ed.), ERISA Fiduciary Law 353 (2003) (co-authored with F. Brody).

Mr. Halfteck was a Naval Vice-Commander in the Israeli Navy. He is currently a member of the Israeli Bar Association.

JENNIFER K. HIRSH graduated from Brown University in 1987 with a Bachelor of Arts degree in history. She spent a year studying history at University College London. In 2001, she earned her J.D. from Benjamin N. Cardozo School of Law, where she was Senior Articles Editor of the Journal of Comparative and International Law. Jennifer is currently a member of the New York Bar.

DOUGLAS J. HOFFMAN graduated from the University of Wisconsin in 1992 with a Bachelor of Science degree in Economics and Psychology. In 1995, he received his J.D. from the George Washington University Law School. Mr. Hoffman is admitted to practice in Massachusetts, Virginia, Maryland, the District of Columbia, the U.S. District Courts for the Eastern District of Virginia and the District of Columbia.

TODD KAMMERMAN received his B.A. degree *cum laude* with honors in Politics from Brandeis University in 1999. In 2002, he received his J.D. from the Benjamin N. Cardozo School of Law. While at Cardozo, Mr. Kammerman was named an Alexander Fellow, through which he worked as a judicial intern in the chambers of the Honorable Joseph A. Greenaway, Jr., U.S.D.J. in Newark, NJ. Mr. Kammerman is a member of the bar of the State of New Jersey and is admitted to practice before the United States District Court for the District of New Jersey. He is also awaiting admission to the bar of the State of New York.

HANNAH K. KIERNAN graduated *cum laude* from the University of Michigan in 1994 with a Bachelors of Science in Nursing. She practiced nursing on a general medical floor at New York University Medical Center between 1994-1997. Ms. Kiernan graduated from Boston College Law School, where she was a Member of the Jessup International Moot Court Team, in 2000. While in law school, Ms. Kiernan was awarded a Public Interest Law Foundation, Distinguished Civil Rights Award for her paper entitled Insanity or Death: The Choice that Violates the 8th Amendment. In 2001, Ms. Kiernan was admitted to the New York State Bar. She is also admitted to practice before United States District Courts for the Southern and Eastern Districts of New York. Ms. Kiernan is a member of the American Bar Association and the New York State Bar Association.

Ms. Kiernan is the co-author of "Reviewing Discovery Under HIPAA Privacy Rules" which was published in the New York Law Journal on August 17, 2001. She is also co-author of "The Patient Health Information and Quality Improvement Act of 2000: Health Care Consumers Beware - or Befuddled?" which was published in Mealey's Managed Care Liability Report on December 8, 2000.

MATTHEW A. KUPILLAS graduated from the State University of New York at Albany in 1990 with a Bachelor of Arts degree in Philosophy. In 1994, Mr. Kupillas received his Juris Doctor degree from New York University School of Law. Mr. Kupillas is a member of the bar of the State of New York and is admitted to practice before the United States District Court for the Eastern District of Wisconsin. He is a member of the New York State Bar Association and the American Bar Association.

ANN M. LIPTON graduated with distinction from Stanford University in 1995, Phi Beta Kappa, with a Bachelor of Arts degree in Communication and Psychology. In 2000, Ms. Lipton graduated *magna cum laude* from Harvard Law School, where she was awarded the Sears Prize for her second-year grade point average and served as an Articles Editor for the Harvard Law Review. Prior to joining Milberg Weiss, she clerked for Chief Judge Edward R. Becker of the United States Court of Appeals for the Third Circuit, and Associate Justice David H. Souter of the United States Supreme Court. She was admitted to the New York State Bar in 2001.

DAVID B. MANNO graduated from Hofstra University in 1992 with a B.B.A. in Management. He received his J.D. with distinction from Hofstra University School of Law in 1997. Mr. Manno is admitted to practice in the courts of the State of New York. Mr. Manno primarily represents companies in connection with public and private financings, mergers and acquisitions, securities transactions and general corporate matters.

JANUARY L. MARSCH received her Bachelor of Arts Degree in Government and Law from Lafayette College and graduated from New York Law School, *cum laude* in 2001. While at NYLS, Ms. Marsch was active in the Moot Court Association and served as the Executive Editor. She received several awards including the Morris Orland Award for Excellence in Appellate Advocacy and the National Second Best Brief Award at the Burton D. Weschler Moot Court Competition. In 2001, Ms. Marsch

was awarded the National Moot Court Association Honors and was elected into the Order of the Barristers. She was the Recipient of the Arthur Abbey Fellowship for public advocacy in 2002. Ms. Marsch has completed internships for the US Attorney's Office for the Southern District of New York and the Honorable Kevin Thomas Duffy, U.S. District Judge, SDNY. Ms. Marsch joined Milberg Weiss in 2003. She is admitted to the Bars of the States of New York and New Jersey and the United States District Court for the State of New Jersey. Ms. Marsch is a member of the New York State Bar Association, New York County Lawyers Association, New Jersey State Bar Association and the American Bar Association.

LAWRENCE D. MCCABE graduated *cum laude* from Iona College in 1984 with a B.A. in Political Science/ Journalism. In 1994, Mr. McCabe graduated *cum laude* from Fordham University School of Law. He was elected to the law school's Order of the Coif and served as notes and articles editor of the Fordham University Law Review.

Mr. McCabe is admitted to the New York State Bar, the bars of the United States District Courts for the Southern and Eastern District of New York. He is a member of the Association of the Bar of the City of New York and the New York Bar Association. Prior to joining Milberg Weiss, Mr. McCabe was an associate at Kirkpatrick & Lockhart LLP and Skadden, Arps, Slate, Meagher & Flom LLP where he specialized in commercial litigation and securities class actions.

RUSSELL D. MORRIS received a Bachelor of Arts degree in Political Science, *cum laude*, from Bates College in 1995. In 1996, Mr. Morris was awarded a Master of Science degree in Political Sociology, with distinction, from the London School of Economics. In 1999, Mr. Morris received a JD, *cum laude*, from New York University School of Law, where he was a Senior Articles Editor for the Review of Law and Social Change.

Prior to joining Milberg Weiss in 2002, Mr. Morris spent three years as a litigation associate at Cravath, Swaine & Moore. Mr. Morris is admitted to practice in New York State, and before the United States District Courts for the Southern and Eastern Districts of New York.

ALBERT G. POWELL graduated from Columbia University in 1987 with a Bachelor of Arts degree in Economics. In 1989, Mr. Powell received his Juris Doctor degree from The University of Texas School of Law. Mr. Powell is admitted to the Bars of the States of Connecticut and New York. He is a member of the New York State Bar Association.

ANDREI RADO, born in Bucharest, Romania, earned his B.A. in Psychology *summa cum laude*, at the State University of New York at Buffalo in 1996; and his J.D. at St. John's University, *cum laude* in 1999, where he was a member of Phi Beta Kappa. Mr. Rado authored 12 New York International Law Review 97, 1999.

Mr. Rado, who is fluent in Romanian, is a member of the New York State Bar Association, and specializes in securities and consumer fraud litigation.

CARLOS F. RAMIREZ earned his undergraduate degree in Legal Studies from John Jay College of Criminal Justice (B.S., *cum laude*, 1994). He earned his law degree from Fordham University School of Law (J.D., 1997), where he was an Articles and Notes Editor of the Fordham Urban Law Journal and the recipient of the Department of Justice Civil Rights Fellowship. Mr. Ramirez is the author of Administrative License Suspensions, Criminal Prosecution and the Double Jeopardy Clause, 23 FORDHAM URB. L.J. 923 (1996). Upon graduation from law school, he served as an Assistant District Attorney in the Trial Division of the Manhattan District Attorney's Office for three years. Mr. Ramirez was admitted to the bar of the State of New York in 1998, and is admitted to practice before the United States District Court for the Southern and Eastern Districts of New York. He is a member of the Association of the Bar of the City of New York and the New York State Bar Association.

ELIZABETH ROSENBERG graduated from the University of Michigan in 1998 with a Bachelor of Arts degree in Psychology. In 2001, she earned her J.D. from Brooklyn Law School. Ms. Rosenberg is admitted to practice in the State of New York and is a member of the New York State Bar Association.

LILI R. SABO graduated from the State University of New York at Albany in 1997 with a Bachelor of Arts degree in Political Science. She earned her J.D. from Brooklyn Law School in 2002. Ms. Sabo was admitted to the bar of the State of New York in 2003, and is admitted to practice before the United States District Court for the Southern and Eastern Districts of New York.

ALAN H. SCHWARTZ graduated from Rutgers University in 1990 with a Bachelor of Arts degree in Psychology. In 1994, Mr. Schwartz received his Juris Doctor Degree from Brooklyn Law School. Mr. Schwartz is admitted to practice in the States of New York and New

Jersey and before the United States District Court for the District of New Jersey.

PATRICK J. SHEEHAN graduated from the College of the Holy Cross in 1993 with a Bachelor of Arts degree in History. In 1997, he received a Juris Doctor degree from Northeastern University School of Law, where he was an Editor of the NU Forum, the school's law journal.

Mr. Sheehan was admitted to the bar of the Supreme Judicial Court of Massachusetts in 1998 and the bar of the State of New York in 2000. He is also admitted to practice in the United States District Courts for the Southern and Eastern Districts of New York. He is also a member of the American Bar Association and the Bar of the City of New York. Mr. Sheehan's practice focuses on the representation of health care providers and consumers in complex health care litigation.

Mr. Sheehan is the co-author of "Class Actions In The Healthcare Context" which was published for the following healthcare conferences: "Class Action Health Care Litigation," Ali-ABA Health Care Law and Litigation Conferences, 1999; "Class Actions: HMOs and Health Care Providers Under Attack," ALI-ABA Life and Health Insurance Litigation Conference, 20002; Providers (Suits by Doctors and Hospital Class Actions)," ALI - ABA Heath Care Law and Litigation conference, 2000; "The Application of ERISA and RICO Theories in the Age of Managed Care," The Judges and Lawyers Brest Cancer Alert, 2000 and "Health Care Litigation: What You Need to Know After Pegram," Practicing Law Institute, 2000. Mr. Sheehan is also co-author of "An Overview Of Class Action Litigation In the Managed Care Context" which was published for the following healthcare conference: "Provider Suits by Doctors and Hospitals v. HMOs." ALI-ABA Health Care Law and Litigation Conference, 2001.

CHRISTIAN SIEBOTT graduated in 1998 from the City University of New York School of Law where he was a Belle Zeller Scholar. Prior to joining Milberg Weiss, Christian clerked in the United States Court of Appeals for the Second Circuit and the United States District Court for the Southern District of New York. He currently serves as an Adjunct Professor of Law at Cardozo Law School, and is a member of the Association of the Bar of the City of New York, the New York State Bar Association, the American Bar Association, and the Federal Bar Council Inn of Court.

Christian is admitted to practice in New York State, the United States District Courts for the Southern and Eastern Districts of New York, and the United States Courts of Appeals for the Second and Federal Circuits.

PETER SLOANE graduated with honors from Johns Hopkins University in 1994 with a B.A. in International Relations and received his J.D. from Georgetown Law School in 1997. Upon graduation from law school, Mr. Sloane clerked for the Honorable Anthony W. Ishii of the United States District Court for the Eastern District of California. While an undergraduate at Johns Hopkins, Mr. Sloane was selected to participate in the Paul H. Nitze School of Advanced International Studies' graduate program in Bologna, Italy, where he earned a Graduate Diploma in International Relations. Prior to joining Milberg Weiss, Mr. Sloane was associated with Milbank Tweed Hadley & McCloy LLP, where he specialized in complex commercial litigation and consumer mass actions. He is fluent in Italian and conversant in French and Hebrew.

Mr. Sloane is admitted to practice before the United States District Courts for the Southern and Eastern Districts of New York.

RALPH SIANNI graduated from the University of Pennsylvania in 1990 with a B.A. in History (American Legal and Constitutional). Mr. Sianni earned his degree cum laude with distinction, and was named to the Dean's List and to Outstanding College Students of America. He earned an M.A. from Yale University in History (American Legal and Constitutional) in 1991 and a J.D. from the Boston University School of Law in 1995, where he served as an editor of the Boston University Public Interest Law Journal. While in law school, Mr. Sianni served as a teaching assistant for a course in the Boston University College of Communications, in both the graduate and undergraduate divisions, on Mass Media and the First Amendment, where he lectured on issues of defamation, advertising law, and basic trademark and copyright.

After law school, Mr. Sianni served as law clerk to the Hon. Stephen J. McEwen, Jr., President Judge of the Pennsylvania Superior Court. Prior to joining Milberg Weiss, Mr. Sianni practiced in the areas of appellate litigation, bankruptcy and trademark prosecution. Mr. Sianni was also part of a pro bono team for a prisoner civil rights case that we heard by the United States Supreme Court.

Mr. Sianni is a member of the bars of the state of Delaware, the commonwealth of Pennsylvania and the District of Columbia. Mr. Sianni is also admitted to practice and before the United States District Courts for the District of Delaware and the Eastern District of Pennsylvania, the United States Court of Appeals for the Third Circuit, and the United States Supreme Court.

ALISHA C. SMITH graduated from the University of Maryland in 1997 with a Bachelor of Arts degree in Government and Politics. In 2000, she earned her J.D. from Washington University School of Law in St. Louis. While a law student, Alisha clerked for Judge Theodore McMillian on the United States Court of Appeals for the Eighth Circuit. Prior to graduation, she worked as a full-time intern at the Securities and Exchange Commission in the Division of Market Regulation Office of Chief Counsel.

After graduation, Alisha remained in the Washington, D.C. area and in 2002 she received her LL.M. in Securities Regulation from the Georgetown University Law Center.

Alisha was admitted to practice in the State of Maryland in 2001 and admitted to practice in the State of New York in 2003. Ms. Smith is a member of the Maryland State Bar Association, the American Bar Association, and the Securities and Exchange Commission Historical Society.

KRISTI M. STAHNKE received her B.A. in political science, Phi Beta Kappa, from the University of Florida in 1995. She spent two years, 1993-94 and 1995-96, studying political science and economics at the Rheinische Friedrich-Wilhelms-Universitaet Bonn in Bonn, Germany. In 1999 Ms. Stahnke received her J.D. degree from Emory University School of Law, where she was the Research Editor of the Emory International Law Review and student law clerk to Justice Norman Fletcher of the Georgia Supreme Court.

After graduating law school, Ms. Stahnke was a recipient of the German Chancellor Fellowship through the Alexander Von Humboldt Foundation, which allowed her to attend the Westfaelische Wilhelms-Universitaet Muenster in Muenster, Germany and receive her LL.M. degree *magna cum laude* in German civil law in 2001.

Prior to joining Milberg Weiss in 2002, Ms. Stahnke practiced in the international section of a large Atlanta law firm. She is fluent in German. Ms. Stahnke was admitted to the State Bar of Georgia in 1999 and New York Bar in 2003.

MELISSA STEWART received her B.A. in Spanish in 1991 from the University of Texas at Austin and her M.S. in Community and Regional Planning in 1998 from the University of Texas at Austin. In 2002, she received her J.D. from the Benjamin N. Cardozo School of Law where she was named the Outstanding Law Graduate by the National Association of Women Lawyers. While at Cardozo, Melissa was Executive Editor of the Journal of International and Comparative Law and a member of Cardozo's Trial Team. Prior to joining Milberg Weiss, Melissa clerked in the United States Court of Appeals for the Fifth Circuit and the United States District Court for the Western District of Texas. She is fluent in Spanish. Melissa is currently awaiting admission to the New York Bar.

CARY L. TALBOT graduated from the University of Michigan in 1991 with a Bachelor of Arts degree. In 1997, he earned his J.D. from Washington University in St. Louis, where he was an associate editor of the Washington University Law Quarterly. Mr. Talbot is admitted to the New York State Bar and is admitted to practice before the United States District Court for the Southern District of New York. He is a member of the New York State Bar Association and the American Bar Association.

ANDREW WILMAR graduated *magna cum laude* and with distinction from Yale University in 1996, where he majored in Political science and Philosophy. In 2001, Andrew graduated from Harvard Law School, where he was an Executive Editor for the Harvard Civil Rights-Civil Liberties Law Review, and a finalist in the Ames Moot Court Competition. He was also named Best Oralist by a panel of state and federal judges during the semi-final round of the Ames Competition. Prior to joining Milberg Weiss, he was a law clerk to the Honorable Robert L. Carter of the United States District Court for the Southern District of New York. Andrew is currently awaiting admission to the New York Bar.

ROBERT R. ADLER earned a B.S. (with honors) in Psychology in 1991 from Union College and his J.D. from Thomas M. Cooley Law School in 1996, where he was a member of the Thomas M. Cooley Law Review from 1995-1996. While a law student, Mr. Adler was the recipient of three book awards for having earned the highest grade in the class in: "Lawyering Before Trial," 1995; "Trial Workshop," 1996; and "Workers Compensation," 1996. As a law student, he also authored "Estate of C.W.: A Pragmatic Approach to the Involuntary Sterilization of the Mentally Disabled," Nova Law Review, Spring 1996, Volume 20, Number 3.

As a practicing attorney, Mr. Adler was awarded "Pro Bono Attorney of the Month," by the 15th Circuit Pro Bono Committee, South County Bay Association, in the Summer of 1999.

Mr. Adler's practice areas include securities class action litigation and commercial litigation. He has obtained tens of millions of dollars worth of recoveries on behalf of defrauded investors against their stockbrokers, their broker-dealers, and issuers during his career as a securities litigator.

His involvement as co-lead counsel in In re Sunbeam Securities Litigation helped shareholders recover an aggregate settlement of $140 million. That settlement included $110 million from Arthur Andersen, representing the then second largest securities class action settlement ever obtained against an accounting firm. Other cases in which Mr. Adler, achieved notable recoveries include: In re Phoenix International Securities Litigation - helped procure settlement of $4.22 million settlement; Lead Counsel in In re Harbinger Corp. Sec. Litig. - helped obtain settlement of $2.25 million; Co-lead counsel in In re Insurance Management Solutions Group, Inc. Sec. Litig. - helped obtain settlement of $2.1 million; Co-Lead counsel in PSINet Inc. Sec. Litig. - helped recover $18.7 million settlement; Co-Lead counsel in Cheney v. CyberGuard Corporation, et al., helped recover $10 million settlement.

Mr. Adler is admitted to practice law in the state of Florida, U.S. District Court, Southern District of Florida, U.S. District Court, Middle District of Florida, and the Eleventh Circuit.

CHRISTOPHER S. JONES received his Bachelor of Arts in Economics (cum laude) from the University of Akron in 1991, and his J.D. from DePaul University College of Law in 1996. Mr. Jones began his legal career as an associate with Thompson Coburn L.L.P. in St. Louis, Missouri, where he gained extensive litigation experience in a variety of areas, including Products Liability, Complex Litigation, Class Actions, and Appellate Litigation. Before joining Milberg Weiss Bershad & Schulman LLPLLP in 2001, Mr. Jones was an associate with Becker & Poliakoff in Fort Lauderdale, Florida, where he specialized in commercial litigation. Mr. Jones' recent litigation victories include Conway v. Royalite, Inc., 12 S.W. 3d 314 (Mo. 2001) and Fletcher v. Conoco Pipeline Co., 129 F.Supp. 2d 1255 (W.D. Mo. 2001). Mr. Jones is a member of the bar of the State of Missouri (1996), State of Illinois (1997), and State of Florida (2000). Mr. Jones is also a member of the United States District Courts for the Northern District of Florida, Middle District of Florida, Southern District of Florida, Eastern District of Missouri, and the Southern District of Illinois.

R. TIMOTHY VANNATTA was born in Miami, Florida in 1969. Mr. Vannatta attended the University of Florida before receiving his B.S. degree in Criminology (Dean's List) from the University of Tampa in 1991. He received his J.D. from the University of Mississippi in May, 1995. While attending law school Mr. Vannatta participated in Moot Court, mock trials and was a Contract Negotiation award winner.

Mr. Vannatta was admitted to the Florida Bar in September, 1995. He was licensed to practice before the U.S. District Court, in the Southern and Middle districts of Florida, in 1999 and 2000, respectively. Formerly a prosecutor with the Office of the State Attorney for the 15th Judicial Circuit of Florida, Palm Beach County. While a prosecutor, Mr. Vannatta tried over 40 jury trials. He spent the next three years specializing in Medical Malpractice and Products Liability. Mr. Vannatta currently specializes in Class Action Securities, Mass Tort and Class Action Products Liability.

JOSEPH E. WHITE III graduated from Tufts University in 1996 with a Bachelors of Arts degree in Political Science. In 2000, he earned a Juris Doctor from Suffolk University Law School where he was also awarded Honorable Mention for Distinguished Oral Advocacy. Prior to joining Milberg Weiss, Mr. White gained experience in all facets of civil litigation as an associate with an insurance defense firm concentrating in fraud cases. Mr. White is a member of the state of Massachusetts Bar (2001), the U.S. District Court of Massachusetts Bar (2002), and the state of Florida Bar (2003).

ADAM H. WIERZBOWSKI graduated magna cum laude with high honors in English from Dartmouth College in 2000 and earned his J.D. with honors from The George Washington University Law School in 2003. While at George Washington, Mr. Wierzbowski was Notes Editor of The George Washington International Law Review and a member of the Moot Court Board. Mr. Wierzbowski also won Best Brief and was the Best Overall Competitor in the 2001-2002 Giles S. Rich Intellectual Property Law Moot Court Competition. Mr. Wierzbowski is admitted to the New York State Bar.

SHARON M. LEE, born in Richmond, British Columbia, graduated from St. John's University in 1997 with a Bachelor of Arts degree in Asian Studies, and a Master of Arts degree in East Asian Studies in 1998. Ms. Lee earned her J.D. from St. John's University School of Law in 2001 where she was the Notes and Comments editor of The New York International Law Review, and the author of an article published therein. Ms. Lee is admitted to the bar of the State of New York, and is admitted to practice in the Southern and Eastern Districts of New York, and is a member of the New York State Bar Association.

NEIL R. FRASER graduated from the University of Massachusetts, Amherst in 1989 with a Bachelor of Arts in Political Science. In 1992, he received his J.D. from Whittier Law School. While in law school, Mr. Fraser externed for the Hon. Vincent P. Zurzolo, United States Bankruptcy Judge for the Central District of California. Mr. Fraser is admitted to practice in New York, New

Jersey and the U. S. District Courts for the Southern District of New York, the Eastern District of New York and the District of New Jersey.

CAROLINE MARSHALL graduated from Dartmouth College in 1988 with a Bachelor of Arts degree in Philosophy. In 1992, she received her J.D. from Fordham University School of Law, where she was captain of Fordham's National Moot Court Team and a recipient of an Excellence in Advocacy award. Ms. Marshall served as a Trial Assistant at the New York County District Attorney's Office for three and a half years and as an Assistant Corporation Counsel for the Law Department for the City of New York for one year. Ms. Marshall then spent five years practicing criminal defense both in private practice and as a public defender. Before joining the firm in 2003, she worked for Deloitte & Touche's Business Intelligence Unit. Ms. Marshall is admitted to the New York State bar.

SUSMAN GODFREY L.L.P.

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FIRM RESUME

OCTOBER 2004

WE WANT TO WIN

Susman Godfrey L.L.P., a law firm with 65 lawyers in Houston, Dallas, Seattle, and Los Angeles, dedicates itself to winning lawsuits. In over 20 years since our founding, we have won numerous verdicts of a million dollars or more. The cumulative dollar amount of these verdicts to date exceeds $2 billion.

Although we are proud of our record of success at trial, often we best serve our clients' interests by resolving disputes quickly, through negotiation and favorable settlement. In a little more than a decade, we have achieved for plaintiffs in over 75 lawsuits settlements in excess of $1 million, representing total recoveries of over $2.2 billion.

We have just as effectively represented defendants, who often retain us after they have suffered an adverse judgment. We were recently hired by a major communications company being sued for an alleged $1.5 billion in damages from supposed anticompetitive conduct. We filed a motion to dismiss the complaint, and in January 2003, the court agreed with our client and dismissed the claims entirely. In 2002, we were hired to defend an antitrust case after discovery was completed. Our sole duty was to try the case. Two weeks into the trial, the judge granted a directed verdict in favor of our client. Additionally, we recently represented a client sued for fraud in connection with a patent licensing agreement. After a three week trial, the parties settled by entering into a new licensing agreement that will pay our client $1.1 billion over its term.

WE ARE USED TO WINNING

Susman Godfrey puts a premium on winning because our lawyers have always excelled. More than three-quarters served as members of law reviews, most as editors. Almost two-thirds clerked for federal judges, five for Justices of the United States Supreme Court. The academic credentials of our lawyers speak volumes about the quality of work you can expect from us.

Winning is especially important to Susman Godfrey because our compensation depends so much on our performance. We devote approximately 60 percent of our time to litigation under fee agreements that tie our pay to the results we achieve, not to the hours we bill. We have developed innovative contingent and flat fee arrangements with many clients, including partial contingent fees that reduce our hourly rates for a stake in the outcome. We have even used reverse contingent fee arrangements for defending cases where the amount we saved our clients determined our compensation.

Working at our own risk and expense encourages efficient work habits. That efficient approach carries over to our hourly business. The quality of our service, the lack of duplication of effort, your access to your lawyers, and our ability to gear up quickly to handle your case all make selecting Susman Godfrey a cost-effective decision.

We know that our clients hire us to achieve the best result possible at the least cost. We also know that clients want us to evaluate the likely outcome of litigation in a responsible and dependable manner and to communicate that evaluation promptly and clearly. We know that your business decisions will

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

depend on our best analysis of where you stand in your lawsuit. We will tell you.

When you request one, we prepare a budget that shows you what we intend to do on your case and how much we expect it to cost. Our bills tell you what services we performed, when we performed them, and how long they took. We know that you want the maximum benefit from the money you spend in litigation, and Susman Godfrey constantly looks for ways to improve the service you get for what you spend.

2004 IS OFF TO A GREAT START

- On January 26, 2004, Susman Godfrey won a $3.2 million jury verdict in a high profile case for Apache Corporation against two affiliates of Dynegy, Inc. We alleged that the Dynegy affiliates breached 18 different gas purchase contracts by failing to account and pay for over 400 million cubic feet of gas that Apache produced and delivered from its wells. After a five day trial, the jury found for Apache on every issue. The jury found that the Dynegy affiliates breached all 18 of the contracts, willfully engaged in deceptive and unfair trade practices, and the jury rejected the Dynegy affiliates' counterclaims. Over a year before trial, the Dynegy affiliates had paid Apache an additional $1.38 million to resolve other breach of contract claims that Apache asserted in the case. The trial court awarded Apache attorneys' fees and granted Apache a declaratory judgment but also granted a judgment notwithstanding the verdict, and there will be an appeal.

2003 BROUGHT AMAZING RESULTS

- On December 17, 2003, a panel of the United States Court of Appeals for the Fifth Circuit ruled unanimously in favor of our client, the Bombardier Aerospace Employee Welfare Benefits Plan, in an appeal of an ERISA matter having major implications for health plans in the Fifth Circuit and elsewhere. The Bombardier plan had sought reimbursement of the medical benefits it had advanced to a plan member after that member recovered medical expenses in a lawsuit against the tortfeasor who had caused his injuries. Rejecting the Ninth Circuit's contrary rule, the Fifth Circuit held that ERISA authorized the claims raised by the Bombardier plan and that the plan member's attorney was not entitled to attorneys' fees from the plan for his work in the underlying tort lawsuit. The Bombardier opinion will now permit health plans in the Fifth Circuit to recoup their costs by pursuing reimbursement for medical benefits they advance following auto accidents and other torts.

- On August 6, 2003, Susman Godfrey won a $27.8 million award from a panel of arbitrators for its clients, James P. Hunter, III, and the James P. Hunter, III Family Partnership Limited. The award came in a securities arbitration against Service Corporation International, and certain of its current and former officers. Hunter's securities claims against Service Corp. arose out of the January 1999 merger of Service Corp. and Equity Corporation International. James Hunter was Equity Corporation International's CEO before the merger. The arbitration followed several years of jurisdictional challenges, in which Susman Godfrey handled separate appeals to both the United States Court of Appeals for the Fifth Circuit and the Texas Supreme Court. As Service Corp. disclosed in its SEC filings, the arbitrators ruled in favor of Susman Godfrey's clients on their claims under the Texas Securities Act and awarded them $27.8 million.

- Susman Godfrey obtained in August, 2003, a mediated settlement with Microsoft on behalf of former operating system competitor Be, Incorporated. Under the terms of the settlement, Be will receive a payment of $23,250,000 after attorneys' fees and expenses. All other terms of the settlement remain confidential.

- In August 2003, a settlement became final in *Duramed Pharmaceuticals, Inc. v. Wyeth-Ayerst Laboratories*, on file in the United States District Court for the Southern District of Ohio. Susman Godfrey L.L.P. represented plaintiff Duramed Pharmaceuticals, Inc. in the anti-trust lawsuit filed September 5, 2000. Duramed alleged that

Wyeth-Ayerst, the maker of market-dominant estrogen replacement and hormone replacement drugs, had violated the Sherman Act and Clayton Act by, among other things, entering into contracts with managed care entities to exclude Duramed's drug Cenestin from managed care formularies.

- On July 30, 2003, Susman Godfrey obtained a jury verdict in state court in Dallas for our client, Cavalry Investments, against EquiCredit of America, a Bank of America subsidiary, in a breach of contract and interference with contract case. The jury awarded $5 million for breach of contract, $15 million for interference, $25 million in punitives and $1.9 million in attorneys fees.

- On June 30, 2003, Susman Godfrey obtained $40 million in settlements on behalf of the Anicom shareholders represented by the State of Wisconsin Investment Board, the Anicom bankruptcy estate, and a group of Anicom's secured lenders led by Harris Bank of Chicago. The plaintiffs' claims involved the now-bankrupt wire distributor Anicom, Inc.

- On Friday, June 13, 2003, a federal jury in Washington D.C. found that four defendant companies, Mitsui & Co. of Japan, Mitsui USA, DCV, Inc. and DuCoa L.P. had participated in a global conspiracy to allocate world markets and fix the price of vitamin B4, also known as choline chloride, during the ten year period from 1988 to 1998. The 11 member jury unanimously awarded the plaintiffs, a class of direct purchasers of vitamin B4, $49.5 million in damages. Pursuant to federal antitrust laws, the jury's award must be trebled, and attorneys' fees added, meaning the jury award will end up costing the defendants over $150 million. Friday's vitamin B4 verdict marked the conclusion of the first trial in the wide ranging Vitamins Antitrust Litigation, involving global price fixing and market allocation agreements by manufacturers of a wide array of vitamins. Susman Godfrey has served as co-lead counsel for the class action plaintiffs since 1999. The jury award in the vitamin B4 case is added to the hundreds of millions of dollars in settlements Susman Godfrey and its co-counsel have previously recovered for class action plaintiffs in related Vitamins Antitrust cases.

- The Trustee For the Creditors' Trust of Living.com, Inc., an *e-tailer* specializing in furniture, kitchen, garden, and other home living products, sued Amazon.com in August 2002, seeking more than $64,000,000 in damages for alleged breaches of contract and fraudulent transfers in connection with a co-branding agreement between Amazon.com and Living.com. Following expedited discovery, Susman Godfrey filed and argued a motion for summary judgment on behalf of Amazon.com as to all claims asserted by Living.com. On March 19, 2003, the United States Bankruptcy Court for the Western District of Texas granted Amazon.com's motion and dismissed all of Living.com's claims with prejudice.

- In June 2002, Spanish Broadcasting Corporation, Inc. ("SBS") sued Clear Channel Communications, Inc. ("Clear Channel"), alleging $1.5 billion in damages from supposed anticompetitive conduct by Clear Channel and another defendant. On behalf of Clear Channel, Susman Godfrey, LLP filed a motion to dismiss the complaint in its entirety, arguing that the allegations were insufficient as a matter of law. On January 31, 2003, the District Court of the Southern District of Florida agreed with Clear Channel and dismissed each of SBS' antitrust claims with prejudice.

2002 WAS AN EXCELLENT YEAR

- In October 2002, PricewaterhouseCoopers LLP agreed to pay $21.5 million to resolve lawsuits by Anicom Inc. shareholders and creditors, who accused the accounting firm of acting recklessly by certifying the company's financial statements during the years leading up to its January 2001 bankruptcy-court filing. According to the October 29, 2002, Wall Street Journal, the "payment is among the larger settlements to date over an alleged audit failure by PricewaterhouseCoopers."
- Susman Godfrey won an appeal in the United States Court of Appeals for the Fifth Circuit, and

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

persuaded the Fifth Circuit to reinstate a $120-plus million breach of contract claim against Lucent Technologies, Inc. The Fifth Circuit held that the federal district court erred by dismissing claims brought against Lucent by the former owners of Herrmann Technology, Inc., a company Lucent had purchased with stock then worth over $400 million. The Fifth Circuit held that the former owners properly had stated a claim for breach of contract and remanded the claim to the district court for further proceedings.

- In August, 2002, an arbitrator rendered an arbitration decision in favor of our client, Lyondell Chemical Company. In 2001, Lyondell initiated an arbitration proceeding against Atlantic Richfield Company (ARCO), in which Lyondell alleged that ARCO had breached certain provisions of an agreement for the sale of MTBE. The parties proceeded to an arbitration hearing in San Francisco, California, in March 2002, and the arbitrator issued his decision sustaining the vast majority of Lyondell's claims in August 2002. After the arbitration decision, the parties agreed that ARCO should pay Lyondell $21.5 million.

- Chief Judge John W. Lungstrum of the United States District Court for the District of Kansas appointed Susman Godfrey L.L.P. to serve as one of three co-lead counsel in a multi-district litigation involving billions of dollars in alleged overcharges by long distance carriers. The claims in <u>In re Universal Service Fund Telephone Billing Practices Litigation</u> relate to charges by AT&T, Sprint, and others for contributions the carriers make to the federal Universal Service Fund, which Congress created to subsidize telecommunications services for rural, low-income, and public service customers.

- Lee Godfrey was hired by Hollywood's major movie Studios to defend antitrust claims brought by small video rental stores against the Hollywood Studios and Blockbuster. Godfrey was brought into the case after discovery was completed and after summary judgment was briefed. Godfrey's sole job was to try the case. After two weeks of trial in federal court in San Antonio, Judge Edward Prado granted a directed verdict in favor of the Hollywood Studios and Blockbuster.

- Susman Godfrey is currently representing a class of African-American employees who are alleging discrimination in employment against Western Auto Supply Company (now owned by Advance Stores Company, Inc.). On December 6, 2000, the United States District Court for the Middle District of Florida issued an order certifying a class against Western Auto and Advance and appointing Susman Godfrey as co-class counsel. Western Auto and Advance then petitioned the United States Court of Appeals for the Eleventh Circuit for permission to take an interlocutory appeal from the class certification order, which the Eleventh Circuit granted. After extensive briefing and oral argument, on March 11, 2002, the Eleventh Circuit issued an order affirming the District Court's certification of the class of African-American employees.

- In March, 2002, Susman Godfrey obtained a $21.5 million summary jury trial verdict in favor of Dallas based Tera-Force Technologies, Inc. against Silicon Valley based Cadence Design Systems, Inc. Tera-Force, sued Cadence for breach of a multi-million dollar Asset Purchase Agreement that Cadence claimed never became effective. At the Court's urging a month before trial, the parties conducted a one day nonbinding "summary jury trial" in which the parties picked an actual jury and presented evidence and witness testimony with the actual judge presiding. The jury's $21.5 million damages award opened Cadence's eyes about its potential exposure, and the defendants quickly settled the case for an immediate payment of $9.45 million.

- On January 18, 2002, a $75 million settlement became final in the Alcatel securities litigation. The settlement was negotiated by Susman Godfrey L.L.P. and its co-lead counsel on behalf of a class of Alcatel shareholders.

HIGHLIGHTS OF 2001

- For several years, Susman Godfrey had been pursuing claims on behalf of a nationwide class of royalty owners against the largest of the major oil companies. The royalty owners claimed to have been underpaid on royalties for crude oil production. In 1997 and 1998, Susman Godfrey negotiated and distributed settlements totaling

Results obtained depend on the facts of each case. Every case is different.
Similar results may not be obtained in your case.

over $23 million. Further settlements, totaling nearly $200 million and covering the royalty owners that Susman Godfrey represented as well as certain other royalty and working interest owners, were approved by the federal district court in Corpus Christi in 1999. Appeals followed. In 2001, Susman Godfrey was able to resolve the last of the disputes associated with the settlements, clearing the path for distribution to the class. Because of favorable interest provisions contained in the original settlement agreements, the pending settlements are now worth approximately $234 million. The royalty owners represented by Susman Godfrey are entitled to approximately $146 million (on a gross basis).

- In November 2001, Susman Godfrey successfully defended Conoco who was sued by Bank of America (formerly NationsBank). NationsBank claimed that Conoco defrauded it by improperly drawing upon letters of credit. NationsBank claimed damages of approximately $5 million. On November 15, 2001, the JAMS arbitration panel (Judges Frank Andrews, Frank Evans, and Harlan Martin) found for Conoco and issued a take nothing final award.

- On September 5, 2001, the Federal District Court for the Southern District of Texas entered summary judgment for our client Toolpushers Supply Company. Burlington Resources Oil & Gas Company sued Toolpushers in 1999 for approximately $6.5 million in connection with an alleged defect in the fittings on pipe that Burlington Resources bought from Toolpushers to use on a well on the Outer Continental Shelf in the Gulf of Mexico. In what the Court noted was a case of first impression, the Court found that the Outer Continental Shelf Lands Act applied to Burlington Resources' claims for breach of warranty. The Court further found that Louisiana was the adjacent state for deciding which state law to apply under the OCSLA and that, under Louisiana law, Burlington's claims were barred by limitations.

- Successfully prosecuted claims on behalf of The Methodist Hospital and St. Luke's Episcopal Hospital regarding their acquisition of the Kelsey-Seybold system from MedPartners. After a one week arbitration in Dallas, the Hospitals prevailed on their claims and were awarded approximately $9 million.

- In June 2001, Susman Godfrey defended a $75 million fraud claim for a Fortune 500 client. The case settled in 2001, with the plaintiff paying our client a substantial sum on our $1.5 million counterclaim in order for us to dismiss the case. The settlement is confidential.

- Susman Godfrey was appointed to be lead counsel for a class of shareholders suing Alcatel because of misrepresentations in a registration statement and prospectus. In October, 2001, the case was certified as a class action and following discovery settled for $75 million.

- In April 2001 Susman Godfrey successfully represented RLX Technologies, Inc. in a lawsuit filed by Compaq Computer Corp. alleging misappropriation of trade secrets, proprietary information, and unfair competition. Less than 60 days after suit was filed, the parties reached a confidential settlement of all claims and the suit was dismissed.

- In February 2001, we obtained a $9 million settlement for a group of over 20 health plans on whose behalf we objected to the subrogation provisions of the nationwide Fen-Phen class action settlement. Our efforts in the Fen-Phen case continued Susman Godfrey's long history of successfully representing subrogation interests in mass tort cases, a field which we pioneered in the breast implant litigation.

- In January 2001 Susman Godfrey represented American Garment Finishers Corporation in a suit alleging breach of contract and misrepresentation claims against apparel giant Levi Strauss & Co. We successfully defeated motions to dismiss and for summary judgment and took the case to trial before a jury in the federal district court in El Paso, Texas in January 2001. Before the conclusion of the trial, the parties reached a settlement of all claims, the terms of which are confidential.

2000 WAS A GREAT YEAR

- In September 2000, we settled a $27 million breach of contract and professional negligence case on the eve of trial. Our client, Hollywood Casino Corporation, sued its "Big 5" former accounting firm in connection with the firm's

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

alleged breach of contract and negligent advice regarding the tax effect of a corporate restructuring. The amount of the settlement is confidential.

- Unocal Corporation hired us to defend it against a $15 billion lawsuit brought by Argentine oil and gas company Bridas Corp. in connection with a pipeline across central Asia. During a two week evidentiary hearing, we persuaded the trial court to dismiss the suit in Unocal's favor. In April 2000, the Fourteenth Court of Appeals in Houston affirmed the dismissal. In August 2000, the Texas Supreme Court declined to hear the case thus ending the litigation.

- In July 2000, a JAMS arbitrator awarded our client American Central Gas Companies $8.3 million in damages and attorneys' fees in connection with its antitrust claims. During a two-week binding arbitration in early July – less than two months after being ordered to arbitration in late May – we proved that defendants Union Pacific Resources and Duke Energy Field Services had attempted to monopolize and had monopolized the market for natural gas processing in Panola County, Texas. Upon release of the arbitrator's decision, the defendants tried to seal the arbitration order. We opposed. The arbitrator and the federal district judge both refused to seal the arbitration order.

- In June 2000, Apache China Corporation, L.D.C. asked us to file a $100 million lawsuit against three of the Peoples Republic of China's largest national oil companies. We immediately obtained a temporary retraining order against these Chinese companies — the first such TRO ever issued by a United States court — prohibiting them from taking back drilling rights on acreage in mainland China. The Chinese companies had stalled Apache's oil development project in China for two years. We settled the case favorably just ten days after we filed the lawsuit and obtained the TRO. The settlement permits Apache to resume its development project.

- In April 2000, we settled a securities class action for $40 million and obtained preliminary approval of the settlement from a federal court in Las Vegas, Nevada. We represented a class of investors and sued Equinox International Corporation and its affiliates for operating an allegedly illegal pyramid scheme in violation of Nevada and federal securities laws. The case settled after three weeks of trial in federal court and just before we rested plaintiffs' case-in-chief. In addition to the $40 million, the settlement also imposes on defendants a permanent ban on operating any multi-level marketing company, rescission of all distributorship agreements with past and current Equinox distributors, and pro rata restitution to the class members of the funds they paid to Equinox. We worked closely and well with the Federal Trade Commission and attorneys general from Hawaii, Maryland, Michigan, Nevada, North Carolina, Pennsylvania, Tennessee, and Virginia to achieve this result.

- In February 2000, a small family investment company hired us just a few months before trial to take over its negligent misrepresentation lawsuit against a San Antonio law firm. The case had been pending for almost eight years before we took over, changed the trial strategy, and totally revamped the damages theory. We obtained a seven figure settlement from the law firm, which had refused to offer anything in settlement before we took over.

- In January 2000, we settled our client Caldera Inc.'s multi-hundred million dollar monopolization case against Microsoft Corporation. Our massive discovery efforts included taking the depositions of such top Microsoft executives as Bill Gates and Steve Ballmer. We defeated Microsoft's repeated summary judgment motions and settled the case just two weeks before trial. The amount of the settlement is confidential.

- In January 2000, Medtronic, Inc. hired us to take over as lead trial counsel to defend it in a billion dollar antitrust case just six weeks before trial in federal court in Houston. The plaintiff, Sulzer Intermedics, Inc., alleged that Medtronic conspired to monopolize the U.S. pacemaker market and committed various torts along the way. We persuaded the court to grant summary judgment against all of the antitrust claims and some of the tort claims. Then, in early March, we settled what little was left of the case for pennies on the dollar. The amount of the settlement is confidential.

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

1999 WAS OUTSTANDING

- In October 1999, we settled a breach of fiduciary duty case our clients, two sisters, brought against their brother in connection with a huge privately owned family trucking business. We were hired to take over as lead trial counsel less than two months before trial. Confronted by several adverse rulings from before we got involved, we developed entirely new theories of damages. After an 11 week jury trial in Michigan state court — the longest jury trial in Oakland County's history — we settled the case for tens of millions of dollars. The precise amount of the settlement is confidential.

- In June 1999, we completed a settlement in which our clients will receive $6.25 million on their claim that they were defrauded of their right to share in a Kazakhistan oil and gas company. The defendants settled the case soon after we defeated their claim that Texas courts had no jurisdiction over them.

- In May 1999, we completed a settlement in which our client, the former CEO of an international telecommunications company, received stock worth more than $6.3 million from the company after being fired and after suing for breaches of fiduciary duty.

- In April 1999, we successfully defended our client Thomas Group, Inc., a Dallas-based consulting company, in federal court in Philadelphia. The plaintiff, Creative Dimensions and Management, Inc., sued Thomas Group for breach of a joint venture agreement, fraud, breach of fiduciary duty, and fraud, and sought $20 million in damages. After a three week jury trial, the jury rejected plaintiff's claims and awarded our client $200,000 on its counterclaim.

- In March 1999, arbitration of a commercial dispute over telemarketing services with Irving-based GTE Communications Systems Corp. resulted in an award of more than $2.7 million to our client, Zacson Corporation of Pleasanton, California.

- In February 1999, our clients, the Long Trusts, hired us just ten weeks before trial to take over as lead counsel in their ten year old breach of contract and tortious interference case against several oil and gas companies, including Tejas Gas Corp. and PG&E Texas Pipeline Company. We quickly developed new theories of damages to pursue our client's claims. Right after we picked a jury in Panola County, Texas, the defendants agreed to pay our clients an amount many times more than they had offered to pay before we took over. The precise amount of the eight figure settlement is confidential.

1998 WAS ANOTHER GREAT YEAR

- In December 1998, we obtained almost $20 million for two former executives of a Fortune 500 company following an arbitration over severance benefits.

- In September 1998, a Dallas county jury awarded our client, London-based Breezevale Limited more than $38 million in a lawsuit against Exxon Corp. The jury found that Exxon breached an oral contract to give Breezevale a 2.5% working interest in oil blocks off the coast of Nigeria after Exxon acquired the blocks with Breezevale's assistance. The jury's award included actual damages of approximately $35.3 million and attorneys fees.

- In August 1998 a Dallas arbitrator ordered Enserch Corp. and its Houston-based marketing subsidiary to pay more than $5.9 million to our client, the former president of the subsidiary.

- In July 1998, we settled a $25 million accounting malpractice lawsuit brought by our client, the former owner of world-wide travel agency Lifeco Services Corp., against Ernst & Young. We alleged that Ernst & Young negligently advised our client on a major corporate restructuring and tried to conceal the effects of its negligent work. The amount of the settlement is confidential.

- In July 1998, we settled a state-wide consumer class action against a major national direct marketing company for alleged violations of the Debt Collection Act. The case settled a few months after we persuaded the trial court to certify the case as a class action and to enjoin the defendant from continuing its allegedly illegal debt collection practices.

Results obtained depend on the facts of each case. Every case is different.
Similar results may not be obtained in your case.

- In February 1998, we successfully defended The Hertz Corporation in a high profile jury trial in which the plaintiff alleged violations of state insurance licensing laws and unfair and deceptive practices. In less than an hour of deliberations, the jury found for Hertz on all issues and rejected all of plaintiff's claims. Earlier in August 1997, we successfully defeated plaintiff's motion to certify the case as a class action.

- In 1998 we represented the legendary modern artist Robert Rauschenberg in a dispute involving international art sales and a seizure of some of his most famous works from a museum in Houston. After failing to respond to a lawsuit filed by an art dealer, Rauschenberg had a $5.6 million default judgment entered against him in Austin in September 1997. When the show "Robert Rauschenberg: A Retrospective" came to Houston in February 1998 as part of a four city world tour, the judgment creditor arranged for 16 of Rauschenberg's works to be seized from the show and scheduled for public auction to pay the judgment. Rauschenberg hired Susman Godfrey the day after the seizure, and within days we had gone to court and obtained an order returning the works to the museum. We next obtained an order blocking the proposed sale of the art. After we then initiated efforts to have the default judgment totally vacated, the dispute was quickly settled in mediation. Although the terms of the settlement are strictly confidential, Rauschenberg happily advised us that he would give us one of his paintings as a bonus. It now hangs in our Houston office.

1997 HAD SUPERB RESULTS

- In September 1997, we successfully settled a $250 million lawsuit brought by our client, Telecom 21 L.L.C., a small telecommunications company, against Lucent Technologies, Inc. and AT&T Corp. We alleged that Lucent and AT&T failed to live up to their joint venture and fiduciary obligations to convert a former Soviet nuclear missile tracking site into a multi-billion dollar civilian wireless telecommunications network in Kazakhstan. Lucent agreed to settle the case only seven months after we filed suit. Although the terms of the settlement are confidential, our clients were thrilled with the outcome we achieved and how quickly we achieved it.

- In April 1997, we successfully represented El Paso Electric Company in the United States Bankruptcy Court of the Western District of Texas, in a claim against Central & South West Corporation. After a 9 day trial, Chief Bankruptcy Judge Kelley found in favor of our client, and Central & South West Corporation then paid our client $35 million as settlement.

- In January 1997, we successfully represented Enron Clean Fuels Company in a declaratory judgment action in federal court in the Southern District of Texas. The issue was whether Chevron could cancel a 5-year gasoline additives contract. In its counterclaim, Chevron sought $30 million in actual damages, plus punitive damages. The jury found for Enron on all issues.

- In January 1997, we arbitrated claims on behalf of a waste disposal company against a county government and another disposal company, seeking to have the county's regulatory scheme declared unconstitutional under the Commerce Clause. The arbitrator granted the relief we sought and awarded damages and attorneys fees. The amount of the fees to be awarded is currently being litigated.

- During early 1997, we represented Sysco Corporation, one of the largest food distribution companies in the world, in a dispute with Riostar, owners of the Ninfa's restaurant chain which was in bankruptcy. Riostar alleged damages against Sysco of tens of millions of dollars. After about five months of litigation, Riostar issued a public written apology in the press for ever bringing its claim against Sysco and dismissed its case against Sysco. As part of a settlement, Sysco retained its bankruptcy claim against Riostar.

1996 WAS A BANNER YEAR

- In November 1996, a jury in Zapata County, Texas awarded our client, Tennessee Gas

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

Pipeline Company, $143 million in a breach of contract and fraud case against KCS Resources. KCS had secretly injected propane to raise the BTU content of natural gas it sold Tennessee under a high-priced gas contract during 1994.

- Also in November, we defended Texas Instruments in a case filed by Samsung alleging fraud in a 1990 cross license agreement. After a three-week trial in Fort Bend County, Texas, the parties settled by entering into a new agreement that will pay Texas Instruments approximately $1.1 billion over its term.

- We represented the City of Austin, Texas in a two-month jury trial in Houston against Houston Lighting & Power Company, *the operator of the South Texas* Nuclear Project. The parties settled during jury deliberations. HL&P paid our client $20 million and agreed to step aside as operator of the project.

- We obtained the largest Stock Employee Ownership Plan recovery in history for a pension fund. The settlement amount was $27 million. Susman Godfrey as lead counsel represented a class of Burlington Industries employees against trustee NationsBank, employer Burlington Industries, and investment banker Morgan Stanley. The lawsuit alleged that the employees' pension fund bought Burlington stock at a highly inflated price. This recovery was also one of the very largest recoveries of any kind in the history of North Carolina federal courts.

- Within three months of filing a derivative suit on behalf of the shareholders of Exdiam Corporation alleging fraud and usurpation of corporate opportunities, we settled the case for $23 million.

- We defended three pipeline affiliates of Enron Corporation who were sued for fraud and breach of contract by 57 natural gas producers. Most of the plaintiffs abandoned their claims before trial; the remaining plaintiffs sought $88 million in actual and punitive damages. After a three-week jury trial, the jury awarded the plaintiffs nothing.

Other Exceptional Results

- In August 1995, a bankruptcy court in Los Angeles approved a settlement of $80 million that we obtained on behalf of the creditors of First Capital Holdings following several weeks of trial on mismanagement claims against the company's current and former officers and directors and its controlling shareholder.

- In January 1995, a state court in Houston entered a final judgment for $79 million against Deloitte & Touche, a major accounting firm, in connection with preparation of 1986 tax returns for our clients, a class of 10,000 investors in a cattle-raising venture. The award included actual and punitive damages.

- In November 1994, a jury in federal court in New York City awarded our client, investment banker Frank A. Benevento II, $14.2 million in damages against RJR Nabisco, Inc. The case involved a fee dispute arising from the largest corporate takeover in history: the 1988 leveraged buyout of RJR Nabisco that was the subject of the book and movie "Barbarians at the Gate."
- In August 1994, we successfully defended True Oil Company in a breach of contract and business disparagement suit brought in Harris County concerning an oil concession in Honduras. Plaintiffs alleged damages of approximately $100 million. After a two-week trial, the jury found no liability.

- In January 1994, we achieved a multi-million dollar settlement on behalf of our client, ASARCO Inc., on its claims against one of the "Big Six" accounting firms. The claims arose from the accounting firm's audits of a copper wire manufacturing company to whom ASARCO extended trade credit.

- In October 1993, we successfully defended Tennessee Gas Pipeline in a lawsuit by Coastal Oil & Gas and its affiliate, ANR Production. The lawsuit concerned Coastal's demands that Tennessee buy more than $700 million of natural gas under a 1979 gas contract. Coastal filed the lawsuit in June 1993, and the jury returned its verdict less than four months later.

- In September 1993, a Houston jury awarded our client Daniel S. Peña, Sr., $3.3 million in employment contract damages against Great Western Resources, Inc., and rejected Great

Results obtained depend on the facts of each case. Every case is different. Similar results may not be obtained in your case.

Western's claims that Peña had breached his fiduciary duties and his employment contract while serving as Great Western's Chief Executive Officer.

- In December 1992, Susman Godfrey as lead counsel settled a large class action where the firm represented a class of purchasers of fabricated steel piping. The settlement amount for the class totaled approximately $50 million. In November 1992, another Dallas jury rendered a verdict for Sunrise Systems, Inc., in a breach of contract case against Xerox Corporation. The verdict has a value of over $20 million.

- By December 1992, we had achieved $70 million in settlements on behalf of shareholders in First RepublicBank Corporation. In 1991, Federal Judge Sim Lake approved a partial settlement worth approximately $24 million to the class of Gulf Oil pension plan members that we represented on ERISA claims. The partial settlement came during a five-week trial after Judge Lake ordered Chevron's Chairman and CEO to come to Houston to negotiate with us. Then, in April 1991, after a trial to the court, Judge Lake awarded the class $180 million on the remaining claims. In 1991, we made available approximately $20 million in settlements to investors in real estate limited partnerships syndicated by Jeffrey Sunderman.

- In July 1992, Susman Godfrey won a jury verdict of $5.4 million on behalf of two individuals who sued their former employer for breach of contract.

- In 1992, the Delaware Supreme Court affirmed a $38 million award we won for 20,000 former shareholders of Shell Oil Company in a class action. As lead counsel, we tried the case in Delaware Chancery Court, which found that Shell's parent company breached a fiduciary duty to our clients in connection with the disclosure materials sent to the class as part of a cash-out merger.

- In 1992, the Delaware Supreme Court upheld a $122 million award we won for former owners of Shell stock in an action seeking the fair appraisal value of their shares. The Court awarded approximately $110 per share—a value of $71.20 per share, plus interest from the date of Shell's 1985 merger.

- In 1990, the government of India retained us after a court entered a $77 million judgment against it. We succeeded in having the judgment vacated.

- In 1989, after a jury trial in federal court, our clients received an award of $37.7 million in damages from their accounting firm Laventhol & Horwath. The court subsequently awarded pre-judgment interest that increased the total recovery to over $72 million. The National Law Journal called this one of the 25 most significant verdicts of the year.

- In 1989, we represented the Speaker of the House of Representatives, Jim Wright, in his fight with the House Ethics Committee.

- In 1988, after a jury trial, we obtained a judgment in excess of $600 million for a natural gas producer concerning a take-or-pay contract. This judgment reflects one of the largest jury verdicts ever, and the press called it the first jury verdict against a natural gas pipeline for repudiation of a contract.

Results obtained depend on the facts of each case. Every case is different.
Similar results may not be obtained in your case.

SUSMAN GODFREY L.L.P.

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SECURITIES LITIGATION

OCTOBER 2004

Since its inception Susman Godfrey has handled complex securities litigation. The cases would include, but by no means be limited to, dozens of shareholder class actions and derivative suits. The firm's decade-and-a-half of managing and trying complex securities cases clearly places it among the country's preeminent firms in this arena.

SECURITIES FRAUD AND BREACH OF FIDUCIARY DUTY

Susman Godfrey has handled several securities cases that resulted in substantial judgments for the plaintiff. For example:

- In October 2002, PricewaterhouseCoopers LLP agreed to pay $21.5 million to resolve lawsuits by Anicom Inc. shareholders and creditors, who accused the accounting firm of acting recklessly by certifying the company's financial statements during the years leading up to its January 2001 bankruptcy-court filing. According to the October 29, 2002, Wall Street Journal, the "payment is among the larger settlements to date over an alleged audit failure by PricewaterhouseCoopers."

- On January 18, 2002, a $75 million settlement became final in the Alcatel securities litigation. The settlement was negotiated by Susman Godfrey L.L.P. and its co-lead counsel on behalf of a class of Alcatel shareholders.

- In August 2001, Bergen Brunswig Corporation retained us to bring Arthur Andersen LLP into litigation pending in Los Angeles Superior Court. The claims of Bergen Brunswig, one of the nations' largest drug wholesalers, arise from more than $200 million in losses sustained in connection with Bergen's acquisition of Stadtlander Drug Co., for which Arthur Andersen served as auditor.

- In January 2001, a federal court in Las Vegas, Nevada, granted final approval to a $40 million settlement of a securities class action. The case involved allegations that Equinox International Corporation and its affiliates functioned as an illegal pyramid scheme. It settled after three weeks of trial. The settlement also imposes on defendants a permanent ban on operating any multi-level marketing company, rescission of all distributorship agreements with past and current Equinox distributors, and pro rata restitution to the class members of the funds they paid to Equinox.

- In November 1994, a jury in federal court in New York City awarded our client, investment banker Frank A. Benevento II, $14.2 million in damages against RJR Nabisco, Inc. The case involved a fee dispute arising from the largest corporate takeover in history, the 1988 leveraged buyout of RJR Nabisco that was the subject of the book and movie "Barbarians at the Gate."

- In 1992, the Delaware Supreme Court affirmed a $38 million award we won for 20,000 former shareholders of Shell Oil Company in a class action. As lead counsel, we tried the case in Delaware Chancery Court, which found that Shell's

CONTINUED

parent company breached a fiduciary duty in connection with the disclosure materials sent to the class as part of a cash-out merger.

- In 1992, the Delaware Supreme Court also upheld a $122 million award we won for former owners of Shell stock in an action seeking the fair appraisal value of their shares.

- In 1989, after a jury trial, a federal judge awarded $37.7 million in damages against the accounting firm Laventhol & Horwath. The National Law Journal called this one of the 25 most significant verdicts of the year.

The firm has also obtained many pretrial settlements in excess of seven figures, including:

- In 1996, Susman Godfrey served as one of lead counsel who negotiated and distributed a $60 million settlement in the Medical Care America, Inc. securities litigation.

- In the Houston Oil Trust litigation, the firm served as co-lead counsel for a class that received a $45 million settlement.

- The firm served as co-lead counsel helped negotiate a $70 million settlement for the class in the First Republic securities litigation.

- The class in the Tenneco securities litigation received a settlement of $50 million.

In derivative cases, the firm has often served as co-lead counsel in litigation resulting in settlements as high as $19 million in the General Electric litigation.

Susman Godfrey attorneys have also participated in many appellate court arguments, from the early case of Paul F. Newton & Co. v. Pressman, Frohlich & Frost, 630 F.2d 1111 (5th Cir. 1980), which established the validity of the respondeat superior doctrine in securities cases, to Rubinstein v. Collins, 20 F.3d 160 (5th Cir. 1994), which affirmed the viability of the 10(b) cause of action even where defendants peppered their misleading statements with cautionary language.

WE'VE SUCCESSFULLY DEFENDED SECURITIES CASES, TOO

Although the cases mentioned above highlight only the plaintiff's side, the firm has also successfully defended many securities cases. For example, in In re Worlds of Wonder Securities Litigation, 814 F. Supp. 850 (N.D. Cal. 1993), aff'd, 35 F.3d 1407 (9th Cir. 1994), the firm obtained a summary judgment on behalf of a former director and others. Similarly, the firm obtained the dismissal of securities fraud allegations involving hundreds of millions of dollars against a major oil company.

PROXY CONTESTS, CONSENT SOLICITATIONS, AND BATTLES FOR CORPORATE CONTROL

In October 1995, Susman Godfrey obtained for its clients a preliminary injunction from the United States District Court for the Virgin Island (St. Croix) returning its clients to the Board of Directors and management of Atlantic Tele-Network, Inc., the holding company for the telephone companies in the Virgin Islands and Guyana. Susman Godfrey's clients had been ousted from the Board and management following another director's secret consent solicitation for control of the $150 million a year company.

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

ATTORNEYS AT LAW

CALIFORNIA • NEW YORK • NEW JERSEY

FIRM RESUME

Visit our web site at www.blbglaw.com for the most up-to-date information on the firm, its lawyers and practice groups.

Bernstein Litowitz Berger & Grossmann LLP, a firm of over 30 attorneys in offices located in New York, California, New Jersey and Louisiana, prosecutes class and private actions, nationwide, on behalf of individual and institutional clients. The firm's litigation practice concentrates in the areas of securities class actions in federal and state courts; corporate governance litigation, including claims for breach of fiduciary duty and proxy violations; antitrust; prosecuting violations of federal and state anti-discrimination laws and vindication of employee rights; and consumer class actions. We also handle, on behalf of major institutional clients and lenders, more general complex commercial litigation involving allegations of breach of contract, accountants' liability, breach of fiduciary duty, fraud and negligence.

We are the nation's leading firm in representing institutional investors in securities fraud class action litigation. The firm's institutional client base includes the New York State Common Retirement Fund, the California Public Employees Retirement System (CalPERS), and the New York City Pension Funds, the largest public pension funds in the United States, collectively managing over $300 billion in assets; the Los Angeles County Employees' Retirement Association (LACERA); the Chicago Municipal, Police and Labor Retirement Systems; the State of Wisconsin Investment Board; the Retirement Systems of Alabama; the Connecticut Retirement Plans and Trust Funds; the City of Detroit Pension Systems; the Houston Firefighters' and Municipal Employees' Pension Funds; the Louisiana School, State, Teachers and Municipal Police Retirement Systems; the Public School Teachers' Pension and Retirement Fund of Chicago; the New Jersey Division of Investment of the Department of the Treasury; TIAA-CREF and other private institutions; as well as numerous other public and Taft-Hartley pension entities.

Since its founding in 1983, Bernstein Litowitz Berger & Grossmann LLP has litigated some of the most complex cases in history. For example, the firm was lead counsel in the celebrated *In re Washington Public Power Supply System Litigation*, which, after seven years of litigation and three months of jury trial, resulted in the then largest securities fraud settlement ever. Equally important, Bernstein Litowitz Berger & Grossmann LLP has

successfully advanced novel and socially beneficial principles by developing important new law in the areas in which we litigate.

Recently, the firm served as co-lead counsel on behalf of Texaco's African-American employees in *Roberts v. Texaco Inc.*, which similarly resulted in the largest settlement ever in a race discrimination case. The creation of a Task Force to oversee Texaco's human resources activities for five years was unprecedented and will, undoubtedly, serve as a model for public companies into the next century.

The firm currently represents twelve public pension funds, including the New York State Common Retirement Fund, CalPERS, LACERA and other institutional investors, in *McCall v. Scott*, a derivative suit filed against the directors and officers of Columbia/HCA Healthcare Corporation, the subject of the largest health care fraud investigation in history.

In addition, the firm is Co-Lead Counsel in the *In re Cendant Corporation Securities Litigation,* which recently settled for more than $3 billion in cash. This settlement is the largest ever recovered from a public company and a public accounting firm and includes the most significant corporate governance changes ever achieved through a securities class action litigation. The firm represents Lead Plaintiffs CalPERS, the New York State Common Retirement Fund, and the New York City Pension Funds on behalf of all purchasers of Cendant securities during the class period.

The firm's recent prosecution of Arthur Andersen LLP, for Andersen's role in the 1999 collapse of the Baptist Foundation of Arizona ("BFA"), received intense national and international media attention. As lead trial counsel for the defrauded BFA investors, the firm obtained a cash settlement of $217 million from Andersen, after six days of what was scheduled to be a three month trial. In combination with prospective BFA asset sales and a settlement with BFA's former law firm, it is expected that the over 11,000 retirees and investors will recover over 70% of their losses. The case was covered in great detail by *The Wall Street Journal, The New York Times, The Washington Post, 60 Minutes II,* National Public Radio and the BBC as well as various other international news outlets.

We were also recently appointed Lead Counsel for the class (again representing the New York State Common Retirement Fund) in *In re WorldCom, Inc. Securities Litigation*, arising from the financial fraud and subsequent bankruptcy at WorldCom, Inc., now the largest securities fraud action in history.

In the consumer field, the firm has gained a nationwide reputation for vigorously protecting the rights of individuals and for achieving exceptional settlements. In several instances, the firm has obtained recoveries for consumer classes that represented the entirety of the class' losses – an extraordinary result in consumer class cases. Additionally, the firm has become a leader in the area of Internet Privacy and is counsel in several of the seminal cases that have been brought on behalf of Internet users whose personal information is being intercepted and sent to Web-based companies.

Our firm is dedicated to litigating with the highest level of professional competence, striving to secure the maximum possible recovery for our clients in the most efficient and professionally responsible manner. In those cases where we have served as either lead counsel or as a member of plaintiffs' executive committee, the firm has recovered billions of dollars for our clients.

THE FIRM'S PRACTICE AREAS

Securities Fraud Litigation

Securities fraud litigation is the cornerstone of the firm's class action litigation practice. Since its founding, the firm has tried and settled many high profile securities fraud class actions and continues to play a leading role in major securities litigation pending in federal and state courts. The firm has the distinction of having prosecuted one of the most complex cases in securities law history. In the *In re Washington Public Power Supply System Litigation*, commenced in 1983, the firm was appointed Chair of the Executive Committee responsible for litigating the action on behalf of the class. The action involved an estimated 200 million pages of documents produced in discovery; the depositions of 285 fact witnesses and 34 expert witnesses; more than 25,000 introduced exhibits; six published district court opinions; seven appeals or attempted appeals to the Ninth Circuit; and a three-month jury trial, which resulted in a settlement of over $700 million - the largest securities fraud settlement ever achieved.

Moreover, since passage of the Private Securities Litigation Reform Act of 1995, which sought to encourage institutional investors to become more pro-active in securities fraud class action litigation, the firm has become the nation's leader in representing institutional investors in securities fraud and derivative litigation. As stated, the firm serves as Co-Lead Counsel in the *In re Cendant Securities Litigation*, which recently settled for over $3 billion in cash, the largest settlement ever recovered in a securities class action.

The attorneys in the securities fraud litigation practice group have extensive experience in the laws that regulate the securities markets and in the disclosure requirements of corporations that issue publicly traded securities. Many of the attorneys in this practice group also have accounting backgrounds and one is a certified public accountants. The group has access to state-of-the-art, online financial wire services and databases, which enable them to instantaneously investigate any potential securities fraud action involving a public company's debt and equity securities.

Corporate Governance and Shareholders' Rights

The corporate governance and shareholders' rights practice group prosecutes derivative actions, claims for breach of fiduciary duty and proxy violations on behalf of individual and institutional investors in state and federal

courts throughout the country. The group has prosecuted actions challenging numerous highly publicized corporate transactions which violated fair process and fair price, and the applicability of the business judgment rule. The group has also addressed issues of corporate waste, shareholder voting rights claims, and executive compensation. As a result of the firm's high profile and widely recognized capabilities, the corporate governance practice group is increasingly in demand by institutional investors who are exercising a more assertive voice with corporate boards regarding corporate governance issues and the board's accountability to shareholders. A major component of the *Cendant* settlement referenced above is Cendant's agreement to adopt the most extensive corporate governance changes in history.

Employment Discrimination and Civil Rights

The employment discrimination and civil rights practice group prosecutes class and multi plaintiff actions, and other high impact litigation against employers and other societal institutions that violate federal or state employment, anti-discrimination and civil rights laws. The practice group represents diverse clients on a wide range of issues including Title VII actions, race, gender, sexual orientation and age discrimination suits, sexual harassment and "glass ceiling" cases in which otherwise qualified employees are passed over for promotions to managerial or executive positions.

Bernstein Litowitz Berger & Grossmann LLP is committed to effecting positive social change in the workplace and in society. The practice group has the necessary financial and human resources to ensure that the class action approach to discrimination and civil rights issues is successful. This litigation method serves to empower employees and other civil rights victims, who are usually discouraged from pursuing litigation because of personal financial limitations, and offers the potential for effecting the greatest positive change for the greatest number of people affected by discriminatory practice in the workplace. As stated, the firm's practice group recently settled the Texaco Inc. racial discrimination lawsuit for $176 million, the largest settlement in the history of employment discrimination cases.

Consumer Advocacy

The consumer advocacy practice group at Bernstein Litowitz Berger & Grossmann LLP prosecutes cases across the entire spectrum of consumer rights, consumer fraud and consumer protection issues. The firm represents victimized consumers in state and federal courts nationwide in individual and class action lawsuits that seek to provide consumers and purchasers of defective products with a means to recover their damages. The attorneys in this group are well versed in the vast array of laws and regulations that govern consumer interests and are aggressive, effective, court-tested litigators. The consumer practice advocacy group has recovered hundreds of millions of dollars for millions of consumers throughout the country. Most notably, in a number of cases, the firm has obtained recoveries for the class that were the entirety of the potential damages suffered by the consumer. For example, in recent actions against MCI and Empire Blue Cross, the firm recovered all of the damages suffered by the class.

The group has achieved its successes by advancing innovative claims and theories of liabilities, such as obtaining recent decisions in Pennsylvania and Illinois appellate courts that adopted a new theory of consumer damages in mass marketing cases. Bernstein Litowitz Berger & Grossmann LLP is, thus, able to lead the way in protecting the rights of consumers. For example, the firm has recently become a recognized leader in the new area of Internet privacy, where it is prosecuting several seminal cases on behalf of Web users whose personal information has been unwittingly intercepted and sent to Internet companies in violation of federal statutes and state law.

Antitrust

The antitrust practice group prosecutes traditional price-fixing and restraint of trade cases. The group utilizes both class action litigation methods and individual representation in federal and state courts throughout the United States. The group is a growing component in the firm's class action litigation practice.

THE COURTS SPEAK

Throughout the firm's history, many courts have recognized the professional competence and diligence of the firm and its members. A few examples are set forth below.

Judge Walls (District of New Jersey), in approving the $3.2 billion *Cendant* settlement, said that the recovery from all defendants, which represents a 37% recovery to the Class, "far exceeds recovery rates of any case cited by the parties." The Court also held that the $335 million separate recovery from E&Y is "large" when "[v]iewed in light of recoveries against accounting firms for securities damages." In granting Lead Counsel's fee request, the Court determined that "there is no other catalyst for the present settlement than the work of Lead Counsel. . . . This Court, and no other judicial officer, has maintained direct supervision over the parties from the outset of litigation to the present time. In addition to necessary motion practice, the parties regularly met with and reported to the Court every five or six weeks during this period about the status of negotiations between them. . . . [T]he Court has no reason to attribute a portion of the Cendant settlement to others' efforts; Lead Counsel were the only relevant material factors for the settlement they directly negotiated." The Court found that "[t]he quality of result, measured by the size of settlement, is very high. . . . The Cendant settlement amount alone is over three times larger than the next largest recovery achieved to date in a class action case for violations of the securities laws, and approximately ten times greater than any recovery in a class action case involving fraudulent financial statements. . . . The E&Y settlement is the largest amount ever paid by an accounting firm in a securities class action." The Court went on to observe that "the standing, experience and expertise of the counsel, the skill and professionalism with which counsel prosecuted the case and the performance and quality of opposing counsel were high in this action. Lead Counsel are experienced securities litigators who ably prosecuted the action." The Court concluded that this Action resulted in "excellent settlements of uncommon amount engineered by highly skilled counsel with reasonable cost to the class."

After approving the settlement in *Alexander v. Pennzoil Company*, the Honorable Vanessa D. Gilmore of the United States District Court for the Southern District of Texas ended the settlement hearing by praising our firm for the quality of the settlement and our commitment to effectuating change in the workplace. "... the lawyers for the plaintiffs ... did a tremendous, tremendous job. ... not only in the monetary result obtained, but the substantial and very innovative programmatic relief that the plaintiffs have obtained in this case ... treating people fairly and with respect can only inure to the benefit of everybody concerned. I think all these lawyers did an outstanding job trying to make sure that that's the kind of thing that this case left behind."

On February 23, 2001, the United States District Court for the Northern District of California granted final approval of the $259 million cash settlement in *In re 3Com Securities Litigation*, the largest settlement of a securities class action in the Ninth Circuit since the Private Securities Litigation Reform Act was passed in 1995, and the fourth largest recovery ever obtained in a securities class action. The district court, in an Order entered on March 9, 2001, specifically commented on the quality of counsel's efforts and the settlement, holding that "counsel's representation [of the class] was excellent, and ... the results they achieved were substantial and extraordinary." The Court described our firm as "among the most experienced and well qualified in this country

in [securities fraud] litigation."

United States District Judge Todd J. Campbell of the Middle District of Tennesee heard arguments on Plaintiffs' Motion for Preliminary Injunction in *Cason v. Nissan Motor Acceptance Corporation Litigation*, the highly publicized discriminatory lending class action, on September 5, 2001. He exhibited his own brand of candor in commenting on the excellent work of counsel in this matter: "In fact, the lawyering in this case... is as good as I've seen in any case. So y'all are to be commended for that."

In approving the $30 million settlement in the *Assisted Living Concepts, Inc. Securities Litigation*, the Honorable Ann L. Aiken of the Federal District Court in Oregon, praised the recovery and the work of counsel. She stated that, "...without a doubt...this is a...tremendous result as a result of very fine work...by the...attorneys in this case."

The Honorable Judge Edward A. Infante of the United States District Court for the Northern District of California expressed high praise for the settlement and the expertise of plaintiffs' counsel when he approved the final settlement in the *Wright v. MCI Communications Corporation* consumer class action. "The settlement. . . . is a very favorable settlement to the class. . . . to get an 85% result was extraordinary, and plaintiffs' counsel should be complimented for it on this record. . . . The recommendations of experienced counsel weigh heavily on the court. The lawyers before me are specialists in class action litigation. They're well known to me, particularly Mr. Berger, and I have confidence that if Mr. Berger and the other plaintiffs' counsel think this is a good, well-negotiated settlement, I find it is." The case was settled for $14.5 million.

At the recent *In re Computron Software, Inc. Securities Litigation* settlement hearing, Judge Alfred J. Lechner, Jr. of the United States District Court for the District of New Jersey approved the final settlement and commended Bernstein Litowitz Berger & Grossmann's efforts on behalf of the Class. "I think the job that was done here was simply outstanding. I think all of you just did a superlative job and I'm appreciat[ive] not only for myself, but the court system and the plaintiffs themselves. The class should be very, very pleased with the way this turned out, how expeditiously it's been moved." In *In re Computron Software, Inc. Securities Litigation* was a securities fraud class action filed on behalf of shareholders who purchased Computron common stock at inflated prices due to alleged misrepresentation about the company's financial obligation. The case settled for $15 million dollars.

The *In re Louisiana-Pacific Corporation Securities Litigation*, filed in the United States District Court, District of Oregon, was a securities class action alleging fraud and misrepresentations in connection with the sale of defective building materials. Our firm, together with co-lead counsel, negotiated a settlement of $65.1 million, the largest securities fraud settlement in Oregon history, which was approved by Judge Robert Jones on February 12, 1997. The Court there recognized that ". . . the work that is involved in this case could only be accomplished through the unique talents of plaintiffs' lawyers. . . which involved a talent that is not just simply available in the mainstream of litigators."

Judge Kimba M. Wood of the United States District Court for the Southern District of New York, who presided over the six-week securities fraud class action jury trial in *In re ICN/Viratek Securities Litigation*, also recently praised our firm for the quality of the representation afforded to the class and the skill and expertise demonstrated throughout the litigation and trial especially. The Court commented that ". . . plaintiffs' counsel did a

superb job here on behalf of the class. . . This was a very hard fought case. You had very able, superb opponents, and they put you to your task. . . The trial work was beautifully done and I believe very efficiently done. . ."

Similarly, the Court in the *In re Prudential-Bache Energy income Partnership Securities Litigation,* United States District Court, Eastern District of Louisiana, recognized Bernstein Litowitz Berger & Grossmann LLP's ". . . professional standing among its peers." In that case, which was settled for $120 million, our firm served as Chair of Plaintiffs' Executive Committee.

In the landmark securities fraud case, *In re Washington Public Power Supply System Litigation* (United States District Court, District of Arizona), the district court called the quality of representation "exceptional," noting that "[t]his was a case of overwhelmingly unique proportions. . . a rare and exceptional case involving extraordinary services on behalf of Class plaintiffs." The Court also observed that "[a] number of attorneys dedicated significant portions of their professional careers to this litigation, . . . champion[ing] the cause of Class members in the face of commanding and vastly outnumbering opposition. . . [and] in the face of uncertain victory. . . . [T]hey succeeded admirably."

Likewise, in *In re Electro-Catheter Securities Litigation,* where our firm served as co-lead counsel, Judge Nicholas Politan of the United States District Court for New Jersey said:

> Counsel in this case are highly competent, very skilled in this very specialized area and were at all times during the course of the litigation...always well prepared, well spoken, and knew their stuff and they were a credit to their profession. They are the top of the line.

In our ongoing prosecution of the *In re Bennett Funding Group Securities Litigation,* the largest "Ponzi scheme" fraud in history, partial settlements totaling over $140 million have been negotiated for the class. While the action continues to be prosecuted against other defendants, the United States District Court for the Southern District of New York has already found our firm to have been "extremely competent" and of "great skill" in representing the class.

Judge Sarokin of the United States District Court for the District of New Jersey, after approving the $30 million settlement in *In re First Fidelity Bancorporation Securities Litigation,* a case in which were lead counsel, praised the ". . . outstanding competence and performance" of the plaintiffs' counsel and expressed "admiration" for our work in the case.

RECENT ACTIONS

Currently, Bernstein Litowitz Berger & Grossmann LLP is counsel in many diverse nationwide class and individual actions. Some examples from our practice groups include:

Securities Class Actions

- ***In re WorldCom, Inc. Securities Litigation*** (United States District Court for the Southern District of New York) The largest securities fraud class action in history. The court appointed BLB&G client the **New York State Common Retirement Fund** as Lead Plaintiff and the firm as Lead Counsel for the class in this securities fraud action arising from the financial fraud and subsequent bankruptcy at WorldCom, Inc. The complaints in this litigation allege that WorldCom and others disseminated false and misleading statements to the investing public regarding its earnings and financial condition in violation of the federal securities and other laws. As a result, investors suffered tens of billions of dollars in losses. The Complaint further alleges a nefarious relationship between Salomon Smith Barney and WorldCom, carried out primarily by Salomon employees involved in providing investment banking services to WorldCom (most notably, Jack Grubman, Salomon's star telecommunications analyst), and by WorldCom's former CEO and CFO, Bernard J. Ebbers and Scott Sullivan, respectively. On November 21, 2002, the Court granted the Common Retirement Fund's request for a partial lifting of the PSLRA discovery stay. The Court's opinion requires WorldCom to produce the approximately one million pages it has previously produced to Congress, the SEC, and the grand jury in the government's criminal investigation into the alleged fraud surrounding the Company's bankruptcy.

- ***In re Cendant Corporation Securities Litigation*** -- (United States District Court, District of New Jersey) Securities class action filed against Cendant Corporation, its officers and directors and Ernst & Young, its auditors. Cendant settled the action for $2.8 billion and Ernst & Young settled for $335 million. The settlements are, by far, the largest in history in a securities fraud action. Plaintiffs allege that the company disseminated materially false and misleading financial statements concerning CUC's revenues, earnings and expenses for its 1997 fiscal year. As a result of company-wide accounting irregularities, Cendant has restated its financial results for its 1995, 1996 and 1997 fiscal years and all fiscal quarters therein. The firm represents Lead Plaintiffs **CalPERS - the California Public Employees Retirement System**, the **New York State Common Retirement Fund** and the **New York City Pension Funds**, the three largest public pension funds in America, in this action.

- ***Baptist Foundation of Arizona v. Arthur Andersen, LLP*** -- (Superior Court of the State of Arizona in and for the County of Maricopa) Firm client, the **Baptist Foundation of Arizona Liquidation Trust** ("BFA") filed a lawsuit charging its former auditors, the "Big Five" accounting firm of Arthur Andersen LLP, with negligence in conducting its annual audits of BFA's financial statements for a 15-year period beginning in 1984, and culminating in BFA's bankruptcy in late 1999. Investors lost hundreds of millions of dollars as a result of BFA's demise. The lawsuit alleges that Andersen ignored evidence of corruption and mismanagement by BFA's former senior management team and failed to investigate suspicious transactions related to the mismanagement. These oversights of accounting work, which were improper under generally accepted accounting principles, allowed BFA's undisclosed losses to escalate to hundreds of million of dollars, and ultimately resulted in its demise. On May 6, 2002, after one week of trial, Andersen agreed to pay $217 million to settle the litigation. The court approved the settlement on September 13, 2002 and, ultimately, investors are expected to recover 70% of their losses.

- ***In re HealthSouth Corporation Securities Litigation*** -- (United States District Court for the Northern District of Alabama {Southern Division}) On March 19, 2003, the investment community was stunned by the charges filed by the Securities and Exchange Commission against Birmingham, Alabama based HealthSouth Corporation and its former Chairman and Chief Executive Officer, Richard M. Scrushy,

alleging a "massive accounting fraud." Stephen M. Cutler, the SEC's Director of Enforcement, said "HealthSouth's fraud represents an appalling betrayal of investors." According to the SEC, HealthSouth overstated its earnings by at least $1.4 billion since 1999 at the direction of Mr. Scrushy. Subsequent revelations have disclosed that the overstatement actually exceeded over $2.4 billion, virtually wiping out all of HealthSouth's reported profits for the last five years. A number of executives at HealthSouth, including its most senior accounting officers – including every chief financial officer in HealthSouth's history -- have pleaded guilty to criminal fraud charges. In the wake of these disclosures, numerous securities class action lawsuits have been filed against HealthSouth and certain individual defendants. On June 24, 2003, the Honorable Karon O. Bowdre of the District Court appointed the **Retirement Systems of Alabama** to serve as Lead Plaintiff on behalf of a class of all purchasers of HealthSouth bonds who suffered a loss as a result of the fraud. Judge Bowdre appointed BLB&G to serve as Co-Lead Counsel for the bondholder class. During the period of the fraud, HealthSouth issued over $3 billion of bonds to the unsuspecting investment community.

- ***In re Legato Systems, Inc. Securities Litigation*** (United States District Court for the Northern District of California {San Jose}) This securities fraud class action alleges that Legato Systems, Inc. and certain of its officers overstated the Company's fiscal 1999 financial results. The resultant need for a restatement of the company's financial reports caused by improper accounting practices led to a loss in the value of the stock and the plaintiff class of shareholders seek recovery of said losses. In April 2002, Legato agreed to settle the case for $85 million and the Court granted final approval of the settlement on July 31, 2002. The firm represents the **Policemen and Firemen Retirement System of the City of Detroit** as Lead Plaintiff in the action.

- ***In re Bristol-Myers Squibb Securities Litigation*** (United States District Court for the Southern District of New York) Securities fraud class action filed on behalf of purchasers of Bristol-Myers Squibb's securities. The allegations in this litigation pertain to the Company's statements about the strength of Bristol-Myer's sales and the Company's investment in ImClone, the developer of Erbitux. On October 24, 2002, Bristol-Myers Squibb announced that it would have to restate its earnings for years 2000, 2001 and 2002, reducing sales revenues for the period by more than $2 billion. The Company also announced that it would write-down $367 million of its investment in ImClone. The restatement is related to the Company's controversial inventory practices and will cause a decrease in earnings for 2000 and 2001. On October 4, 2002, The Honorable Loretta A. Preska of the United States District Court for the Southern District of New York, appointed BLB&G clients the **Teachers' Retirement System of Louisiana** and the **General Retirement System of the City of Detroit** as two of the four public pension funds who will serve as Co-Lead Plaintiffs. Several days after Judge Preska's order was signed, Bristol-Myers disclosed that the Office of the United States Attorney for the District of New Jersey had opened a criminal investigation into the sales and inventory practices of the Company. BLB&G was also appointed Co-Lead Counsel for the Class by Judge Preska.

- ***Independent Energy Holdings Litigation*** (United States District Court for the Southern District of New York) Securities fraud class action against Independent Energy Holdings PLC filed on behalf of all persons or entities who, from February 14, 2000 through September 8, 2000 (the "Class Period"): (1) purchased or acquired Independent Energy American Depository Shares ("depository shares") that were issued in a secondary offering pursuant to the Registration Statement and Prospectus filed with the SEC on form F-3 that was declared effective on March 28, 2000; (2) otherwise purchased or acquired those depository shares; (3) if residing in the United States or its territories, purchased or acquired ordinary shares of Independent Energy; (4) or any combination thereof. The Complaint alleges that the registration statement and prospectus for the Secondary Offering, declared effective on or about March 28, 2000 failed to disclose an investigation of the Company by the Office of Gas and Electricity Markets ("OFGEM"), an energy regulator in the United Kingdom, and contained materially false and misleading facts and omitted certain material facts relating to the Company's billing and customer service problems as well as problems relating to it's third party service provider. The Complaint also alleges that various other statements prior and

subsequent to the Registration Statement which are attributable to certain of the Defendants were also materially false and misleading for many of the same reasons. In May 2002, the Court certified the Class. BLB&G, Court-appointed Lead Counsel for the Class, represents the Court-appointed Lead Plaintiffs and Class Representatives in this action. On September 26, 2003, the Court granted final approval of two settlements totaling $48 million.

- *In re DaimlerChrysler Securities Litigation* (United States District Court for the District of Delaware) A securities class action filed against defendants DaimlerChrysler AG, Daimler-Benz AG and two of DaimlerChrysler's top executives, charging that Defendants acted in bad faith and misrepresented the nature of the 1998 merger between Daimler-Benz AG and the Chrysler Corporation. According to plaintiffs, defendants framed the transaction as a "merger of equals," rather than an acquisition, in order to avoid paying an "acquisition premium." Plaintiffs' Complaint alleges that Defendants made this representation to Chrysler shareholders in the August 6, 1998 Registration Statement, Prospectus, and Proxy, leading 97% of Chrysler shareholders to approve the merger. BLB&G is court-appointed Co-Lead Counsel for Co-Lead Plaintiffs the **Chicago Municipal Employees Annuity and Benefit Fund** and the **Chicago Policemen's Annuity and Benefit Fund**. BLB&G and the Chicago funds filed the action on behalf of investors who exchanged their Chrysler Corporation shares for DaimlerChrysler shares in connection with the November 1998 merger, and on behalf of investors who purchased DaimlerChrysler shares in the open market from November 13, 1998 through November 17, 2000. On August 22, 2003, BLB&G, as Co-Lead Counsel for Plaintiffs, obtained an agreement in principle to settle the action for $300 million.

- *In re McKesson HBOC, Inc.* -- (United States District Court, Northern District of California) Securities fraud litigation filed on behalf of purchasers of HBOC, McKesson and McKesson HBOC securities. On April 28, 1999, the Company issued the first of several press releases which announced that, due to its improper recognition of revenue from contingent software sales, it would have restate its previously reported financial results. Immediately thereafter, McKesson HBOC common stock lost $9 billion in market value. On July 14, 1999, the Company announced that it was restating $327.8 million of revenue improperly recognized in the HBOC segment of its business during the fiscal years ending March 31, 1997, 1998 and 1999. The complaint alleges that, during the Class Period, Defendants issued materially false and misleading statements to the investing public concerning HBOC's and McKesson HBOC's financial results, which had the effect of artificially inflating the prices of HBOC's and the Company's securities. The firm represents Lead Plaintiff the **New York State Common Retirement Fund** in this action.

- *In re Lucent Technologies, Inc. Securities Litigation* -- (United States District Court for the District of New Jersey) A securities fraud class action filed on behalf of purchasers of the common stock of Lucent Technologies, Inc. from October 26, 1999 through December 20, 2000. In the action, BLB&G served as Co-Lead Counsel for the shareholders and Lead Plaintiffs, the **Parnassus Fund and Teamsters Locals 175 & 505 D&P Pension Trust**, and also represented the **Anchorage Police and Fire Retirement System** and the **Louisiana School Employees' Retirement System**. Lead Plaintiffs' complaint charged Lucent with making false and misleading statements to the investing public concerning its publicly reported financial results and failing to disclose the serious problems in its optical networking business. When the truth was disclosed, Lucent admitted that it had improperly recognized revenue of nearly $679 million in fiscal 2000. On September 23, 2003, the Court granted preliminary approval of the agreement to settle this litigation, a package which is currently valued at approximately $517 million composed of cash, stock and warrants. The appointment of BLB&G as Co-Lead Counsel is especially noteworthy as it marks the first time since the 1995 passage of the Private Securities Litigation Reform Act that a court has reopened the lead plaintiff or lead counsel selection process to account for changed circumstances, new issues and possible conflicts between new and old allegations.

- *In re Conseco, Inc. Securities Litigation* (United States District Court for the Southern District of Indiana) Securities fraud class action. On March 31, 2000, Conseco Inc. had announced that it would take a $350 million charge as a result of losses on its interest-only securities. Additionally, the company announced that

it would also take a substantial charge on the future sale of Conseco Finance. Conseco Finance, formerly known as Greentree, is a wholly-owned subsidiary of Conseco that was acquired in 1998 for over $6 billion, and specializes in the consumer financing business. On April 14, 2000, Conseco restated its earnings for the first three quarters of 1999 and the second quarter of 1998. Various complaints, subsequently consolidated, allege violations of the Securities Act of 1933 and the Exchange Act of 1934. The action has recently settled for $120 million. The firm was appointed Lead Counsel in this action on behalf of its clients, the **Anchorage Police & Fire Retirement System** and the **State of Louisiana Firefighters' Retirement System**, Lead Plaintiffs in the case.

- ***In re Bennett Funding Group Securities Litigation*** -- (United States District Court, Southern District of New York). Investor class action involving the sale of $570 million in fraudulent investments, described as the largest "Ponzi" scheme in United States history. The action was prosecuted against over fifty defendants including Bennett's former auditors, insurers and broker-dealers who sold Bennett investment. The class includes all purchasers of Bennett securities from March 29, 1992 through March, 29, 1996. The action settled with multiple defendants for over $165 million.

- ***In re 3Com Securities Litigation*** -- (United States District Court, Northern District of California). Class action on behalf of purchasers of 3Com common stock, alleging that defendants knowingly and recklessly caused 3Com to issue materially false and misleading statements to the financial community regarding the company's products, inventory and distribution. The complaint further alleges insider trading on these publicly disseminated materially false and misleading statements. The firm represented Lead Plaintiffs the **Louisiana School Employees' Retirement System** and the **Louisiana Municipal Police Employees' Retirement System**. This action resulted in the largest settlement - $259 million - ever obtained from a corporate defendant in a securities fraud class action in the Ninth Circuit.

Corporate Governance and Shareholders' Rights

- *McCall v. Scott* -- (United States District Court, Middle District of Tennessee). A derivative action filed on behalf of Columbia/HCA Healthcare Corporation – now "HCA" – against certain former senior executives of HCA and current and former members of the Board of Directors seeking to hold them responsible for directing or enabling HCA to commit the largest healthcare fraud in history, resulting in hundreds of millions of dollars of loss to HCA. The firm represents the **New York State Common Retirement Fund** as Lead Plaintiff, as well as the **California Public Employees' Retirement System ("CalPERS"), the New York City Pension Funds,** the **New York State Teachers' Retirement System** and the **Los Angeles County Employees' Retirement Association ("LACERA")** in this action. Although the district court initially dismissed the action, the United States Court of Appeals for the Sixth Circuit reversed that dismissal and upheld the complaint in substantial part, and remanded the case back to the district court. On February 4, 2003, the Common Retirement Fund, announced that the parties had agreed in principle to settle the action, subject to approval of the district court. As part of the settlement, HCA will adopt a corporate governance plan that goes well beyond the requirements both of the Sarbanes-Oxley Act and of the rules that the New York Stock Exchange has proposed to the SEC, and also enhances the corporate governance structure presently in place at HCA. HCA also will receive $14 million. Under the sweeping governance plan, the HCA Board of Directors will be substantially independent, and will have increased power and responsibility to oversee fair and accurate financial reporting. In granting final approval of the settlement on June 3, 2003, the Honorable Senior Judge Thomas A. Higgins of the District Court said that the settlement "confers an exceptional benefit upon the company and the shareholders by way of the corporate governance plan."

- *Official Committee of Unsecured Creditors of Integrated Health Services, Inc. v. Elkins, et al.* -- (Delaware Chancery Court) The Official Committee of Unsecured Creditors (the "Committee") of Integrated Health Services ("IHS"), filed a complaint against the current and former officers and directors of IHS, a health care provider which declared bankruptcy in January 2000. The Committee, on behalf of the Debtors Bankruptcy Estates, seeks damages for breaches of fiduciary duties and waste of corporate assets in proposing, negotiating, approving and/or ratifying excessive and unconscionable compensation arrangements for Robert N. Elkins, the Company's former Chairman and Chief Executive Officer, and for other executive officers of the Company. BLB&G is a special litigation counsel to the committee in this action.

Employment Discrimination and Civil Rights

- *Roberts v. Texaco, Inc.* (United States District Court for the Southern District of New York) Six highly qualified African-American employees filed a class action complaint against Texaco Inc. alleging that the Company failed to promote African-American employees to upper level jobs and failed to compensate them fairly in relation to caucasian employees in similar positions. Two years of intensive investigation on the part of the lawyers of Bernstein Litowitz Berger & Grossmann LLP, including retaining the services of high level expert statistical analysts, revealed that African-Americans were significantly under-represented in high level management jobs and caucasian employees were promoted more frequently and at far higher rates for comparable positions within the Company. Settled for over $170 million. Texaco also agreed to a

Task Force to monitor its diversity programs for five years. The settlement has been described as the most significant race discrimination settlement in history.

- *GMAC/NMAC/Ford/Toyota/Chrysler Consumer Finance Discrimination Litigation* The cases involve allegations that the lending practices of General Motors Acceptance Corporation, Nissan Motor Acceptance Corporation, Ford Motor Credit, Toyota Motor Credit and Chrysler Financial cause black and Hispanic car buyers to pay millions of dollars more for car loans than similarly situated white buyers. At issue is a discriminatory kickback system under which minorities typically pay about 50% more in dealer mark-up which is shared by auto dealers with the defendants. On February 24, 2003, the Honorable Todd J. Campbell of the States District Court for the Middle District of Tennessee granted preliminary approval of the settlement of the class action pending against Nissan Motor Acceptance Corporation ("NMAC"). Under the terms of the settlement, NMAC will offer pre-approved loans to hundreds of thousands of current and potential black and Hispanic NMAC customers, and will limit how much it raises the interest charged to car buyers above the company's minimum acceptable rate. The company will also contribute $1 million to America Saves, to develop a car financing literacy program targeted toward minority consumers. The settlement also provides for the payment of $5,000 to $20,000 to the 10 people named in the class-action lawsuit. Other car buyers wishing to recover damages will still be able to sue NMAC separately. BLB&G continues to prosecute the actions against the other auto lenders.

- *Alexander v. Pennzoil Company* – (United States District Court, Southern District of Texas) A class action on behalf of all salaried African-American employees at Pennzoil alleging race discrimination in the Company's promotion, compensation and other job related practices. The action settled for $6.75 million.

- *Butcher v. Gerber Products Company* — (United States District Court, Southern District of New York) Class action asserting violations of the Age Discrimination in Employment Act arising out of the mass discharging of approximately 460 Gerber sales people, the vast majority of whom were long-term Gerber employees aged 40 and older. Settlement terms are confidential.

Consumer Class Actions

- *E*Trade Group, Inc.* – (Superior Court of California, Santa Clara County) A class action filed on behalf of all individuals who have or had accounts with E*Trade from September 1996 to the present. The complaint alleges that E*Trade's representations to customers regarding the manner in which their accounts would be handled were false and misleading; that the electronic trading systems were inadequate to meet customer demands; and that, as a result of these misrepresentations, customers suffered significant losses and have been deprived of the benefits which E*Trade had represented they would receive.

- *General Motors Corporation* – (Superior Court of New Jersey Law Division, Bergen County) A class action consisting of all persons who owned W-body cars with defective rear disc brake caliper pins which tended to corrode, creating both a safety hazard and premature wearing of the front and rear disc brakes, causing extensive economic damage. BLB&G is co-lead counsel in this case where a proposed settlement would provide $19.5 million to the class for reimbursement of brake repairs.

- *Rent-A-Center* – (Supreme Court of the State of New York, Bronx County) Deceptive sales and marketing in "rent-to-own" transactions. In this case, BLB&G recently obtained a landmark ruling upholding a rental-purchasers' right to bring suit.

- *Empire Blue Cross* – (United States District Court, Southern District of New York) Overcharging health care subscribers. BLB&G was lead counsel in a recently approved $6.6 million settlement that represented 130% of the class' damages and offered all the overcharged subscribers 100 cents on the dollar repayment.

- *DoubleClick* – (United States District Court, Southern District of New York). Internet Privacy. A class action on behalf of Internet users who have had personal information surreptitiously intercepted and sent to a major Internet advertising agency. In the settlement agreement reached in this action, DoubleClick commits to a series of industry-leading privacy protections for online consumers while continuing to offer its full range of products and services. This is likely the largest class action there has ever been -- virtually every, if not every, Internet user in the United States.

Antitrust

- ***In re Flat Glass Antitrust Litigation*** (United States District Court for the District of Minnesota) Antitrust class action brought against major glass manufacturers on behalf of direct purchasers of "flat glass". Plaintiffs allege that they paid artificially inflated prices due to Defendants' conspiracy to raise, fix or maintain the price of flat glass sold in the United States.
- ***In re High Pressure Laminates Antitrust Litigation*** (United States District Court for the Southern District of New York) Antitrust class action on behalf of direct purchasers of high pressure laminates. Plaintiffs allege that they paid artificially inflated prices due to Defendants' conspiracy to raise, fix or maintain the price of the laminates.

Toxic/Mass Torts

- ***Fen/Phen Litigation*** -- Class action lawsuits alleging that a number of pharmaceutical companies produced drugs which, when used in combination, can lead to life-threatening pulmonary hypertension and heart valve thickening. The complaint alleges that these manufacturers knew or should have known of the serious health risks created by the drugs and should have warned users of these risks. It is also alleged that the manufacturers knew that the fen/phen combination was not approved by the FDA, had not been adequately studied, and yet, was being routinely prescribed by physicians. BLB&G has been Liaison Counsel in the New York State cases, where it obtained certification of a medical monitoring class in the first New York State court decision to recognize medical monitoring, and is the designated New York State Class Counsel to the proposed multi-billion dollar American Home Products settlement in federal court.

CLIENTS AND FEES

Most of the firm's clients are referred by other clients, law firms and lawyers, bankers, investors and accountants. A considerable number of clients have been referred to the firm by former adversaries. We have always maintained a high level of independence and discretion in the cases we decide to prosecute. As a result, the level of personal satisfaction and commitment to our work is high.

As stated, our client roster includes many large and well known financial and lending institutions and pension funds, as well as privately held corporate entities which are attracted to our firm because of our reputation, particular expertise and fee structure.

We are firm believers in the contingency fee as a socially useful, productive and satisfying basis of compensation for legal services, particularly in litigation. Wherever appropriate, even with our corporate clients, we will encourage a retention where our fee is at least partially contingent on the outcome of the litigation. This way, it is not the number of hours worked that will determine our fee but, rather, the result achieved for our client.

IN THE PUBLIC INTEREST

Bernstein Litowitz Berger & Grossmann LLP is guided by two principles: excellence in legal work and a belief that the law should serve a socially useful and dynamic purpose. Attorneys at the firm are active in academic, community and pro bono activities, as well as participating as speakers and contributors to professional organizations. In addition, the firm endows a public interest law fellowship and sponsors an academic scholarship at Columbia Law School.

- **The Bernstein Litowitz Berger & Grossmann Public Interest Law Fellowship**, Columbia Law School. BLB&G is committed to fighting discrimination and effecting positive social change. In support of this commitment, the firm donated funds to Columbia Law School to create the Bernstein Litowitz Berger & Grossmann Public Interest Law Fellowship. This newly endowed fund at Columbia Law School will provide two or three Fellows with 100% of the funding needed to make payments on their law school tuition loans so long as such graduates remain in the public interest law field. The Bernstein Litowitz Berger & Grossmann Fellows will be able to leave law school free of any law school debt if they make a long term commitment to public interest law.

- **Firm sponsorship of *inMotion*,** New York, NY. BLB&G is a sponsor of inMotion, a non-profit organization in New York City dedicated to providing pro bono legal representation to indigent women, principally battered women, in connection with a myriad of legal problems they face. The organization trains and supports the efforts of New York lawyers, typically associates at law firms or in-house counsel, who provide pro bono counsel to these women. Several members and associates of the firm volunteer their time and energies to help women who need divorces from abusive spouses, or representation on legal issues such as child support, custody and visitation. To read more about inMotion and the remarkable services it provides, visit the organization's website at www.inmotiononline.org.

- **The Paul M. Bernstein Memorial Scholarship**, Columbia Law School. Paul M. Bernstein was the founding senior partner of the firm. Mr. Bernstein led a distinguished career as a lawyer and teacher and was deeply committed to the professional and personal development of young lawyers. The Paul M. Bernstein Memorial Scholarship Fund is a gift of the firm of Bernstein Litowitz Berger & Grossmann LLP, and the family and friends of Paul M. Bernstein. Established in 1990, the scholarship is awarded annually to one or more second-year students selected for their academic excellence in their first year, professional responsibility, financial need and contributions to fellow students and the community.

THE MEMBERS OF THE FIRM

MAX W. BERGER, a founding partner of the firm, supervises the firm's litigation practice. Mr. Berger prosecutes class and individual actions in all areas of the firm's practice. He is also responsible for negotiating, on behalf of shareholders, consumers and institutional clients, some of the firm's most successful and highly praised litigations, including the *In re Cendant Corporation Securities Litigation*, which settled for $3.2 billion dollars.

Although Mr. Berger is an active, practicing attorney, he serves as a member of Columbia Law School's Dean's Council and Board of Visitors, the senior alumni advisory groups to the law school and co-chairs the Board's Education of Lawyers Committee. He has also taught *Profession of Law*, an ethics course at Columbia Law School.

Mr. Berger is past chairman of the Commercial Litigation Section of the Association of Trial Lawyers of America and lectures before the Practicing Law Institute, the American Bar Association and the Federal Judicial Center, as well as numerous other professional associations.

In 1997, Mr. Berger was honored for his outstanding contribution to the public interest by Trial Lawyers For Public Justice, where he was a Trial Lawyer of the Year Finalist for his work in *Roberts v. Texaco*; the celebrated race discrimination case on behalf of Texaco's African-American employees.

Mr. Berger received an Accounting degree from City College of New York in 1968. At City College, he was President of the student body, a member of the national honor accounting society and won numerous awards.

Mr. Berger received his J.D. from Columbia Law School in 1971, where he was an editor of the *Columbia Survey of Human Rights Law*.

ADMISSIONS: Admitted to bar, 1972, New York. 1973, U.S. District Court, Southern District of New York. 1973, U.S. Court of Appeals, Second Circuit. 1975, U.S. District Court, Eastern District of New York. 1992, U.S. District Court, District of Arizona

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EDWARD A. GROSSMANN, one of the firm's founding partners, graduated *cum laude* from the University of Wisconsin in 1970 and the University of Michigan School of Law in 1973.

Mr. Grossmann served as lead counsel in the *Prudential-Bache Energy Income Limited Partnership* and the *Bennett Funding Group* class actions, well-publicized cases which have each settled for in excess of $120 million. He is a past chairman of the Class and Derivative Action Trials Subcommittee of the Litigation Section of the American Bar Association as well as the Commercial Litigation section of the Association of Trial Lawyers of America, an organization for which he has lectured. Mr. Grossmann is a member of the Committee of Visitors of the University of Michigan Law School. He is a past President of the JCC on the Palisades and is currently the Treasurer of the UJA Federation of Bergen County.

ADMISSIONS: Admitted to bar, 1974, New York. 1974, U.S. District Court, Southern and Eastern Districts of New York. 1975, U.S. Court of Appeals, Second Circuit. 1990, U.S. Court of Appeals, Third Circuit. 1991, U.S. Court of Appeals, Ninth Circuit. 1993, U.S. Court of Appeals, Fifth Circuit. 1996, U.S. Court of Appeals, Eleventh Circuit.

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DANIEL L. BERGER, graduated from Haverford College in 1976 and Columbia Law School in 1979, where he was a Harlan Fiske Stone Scholar. Mr. Berger served as an Assistant Attorney General of the State of New York, Civil Rights Division, from 1979 through 1983, where he was active in prosecuting many important civil rights cases, including *State of New York v. OFCCP*, a suit to compel the OFCCP to enforce affirmative action goals and timetables in the construction industry in New York.

Mr. Berger is the partner principally responsible for the firm's New York-based securities and employee rights practice groups. In 1997, he was honored for his outstanding contribution to the public interest by Trial Lawyers For Public Justice, where he was a Trial Lawyer of the Year Finalist for his work as co-lead counsel on behalf of African-American employees in *Roberts v. Texaco*, the celebrated discrimination litigation.

Recently, Mr. Berger served as the lead trial attorney on the team that prosecuted *Rainforest Cafe, Inc. v.*

State of Wisconsin Investment Board, et al., a shareholders' dissenter rights action tried in Hennepin County, Minnesota on behalf of firm clients, the State of Wisconsin Investment Board, Central Florida Investments Inc., and 70 other former investors in Rainforest Cafe. In addition, Mr. Berger was lead trial attorney in the *ICN/Viratek Pharmaceuticals Securities Litigation* and the *Datapoint Securities Litigation,* two of the few securities class actions to be tried to jury verdict. Mr. Berger has also been lead counsel responsible for prosecuting some of the firm's largest and most significant recent securities class actions, including cases against Cendant Corporation, McKesson HBOC, Inc. and Conseco, Inc.

ADMISSIONS: Admitted to bar, 1980, New York. 1980, U.S. District Court, Southern District of New York. 1983, U.S. Court of Appeals, Second Circuit. 1989, U.S. Court of Appeals, Fifth Circuit. 1991, U.S. Court of Appeals, Ninth Circuit. 1992, U.S. District Court, Eastern District of New York. 1999, U.S. Court of Appeals, Sixth Circuit. 2001, U.S. Court of Appeals, Seventh Circuit.

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ALAN SCHULMAN is the partner in charge of the firm's West Coast office in San Diego. He specializes in complex class action litigation and has been practicing in that field for more than 20 years. Mr. Schulman received his B.A. from New York University in 1971 and his J.D. from Louisiana State University School of Law in 1974, where he was Order of the Coif and Associate Editor of the *Louisiana Law Review*.

Mr. Schulman was the co-chair of the Securities Law Committee of the American Bar Association's Litigation Section (1998-2001) and served as President (2001) and as a member of the Board of Governors of the Association of Business Trial Lawyers of San Diego (1995-2001). He was co-chair of the Southern District of California Lawyer Representatives to the Ninth Circuit Judicial Conference (2000-2001) and currently serves on the Ninth Circuit Judicial Conference Executive Committee.

Mr. Schulman has served as lead counsel in some of the largest and most significant securities class actions litigated over the past 20 years, including the largest recoveries in Ninth Circuit history. Media reports have referred to him as among "the most influential" west coast plaintiffs' securities litigators (*The Recorder/Cal Law*, January 3, 2000) and as a "heavy hitter nationally who is on everyone's short list of top securities lawyers" (*New York Law Journal*, January 4, 2000).

Mr. Schulman was one of the firm partners responsible for successfully prosecuting and settling *BFA Liquidation Trust v. Arthur Andersen LLP* which resulted in a payment by Andersen of $217 million -- the largest ever settlement by Andersen and the second largest by any accounting firm in history.

Mr. Schulman is Adjunct Professor of Law at the University of San Diego School of Law where he teaches Complex Litigation.

ADMISSIONS: Admitted to bar, 1974, Louisiana and Texas. 1982, Washington. 1986, California. 1995, United States Supreme Court; U. S. Court of Appeals: 1981, Fifth, and Eleventh Circuits; 1982, Ninth Circuit; U.S. District Courts: 1987, Southern District of California; 1989, Northern and Central Districts of California.

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DOUGLAS M. MCKEIGE, received a B.A., *cum laude*, in Economics from Tufts University in 1979 and a J.D., *magna cum laude*, from Tulane University in 1986, where he was Order of the Coif and Articles Editor of the *Tulane Law Review*.

Mr. McKeige prosecutes securities fraud class actions on behalf of the firm and counsels institutional investors with respect to the prosecution of federal and state securities claims. He has successfully prosecuted many significant federal securities class actions including *In re 3Com Securities Litigation*, which settled for $259 million, the largest settlement of a securities fraud class action in the history of the Ninth Circuit.

Mr. McKeige is a popular speaker and lecturer and is a member of the National Association of Public Pension Attorneys, the Society of Pension Professionals, the National Association of State Treasurers, the National Council on Teacher Retirement and the National Conference on Public Employee Retirement Systems.

ADMISSIONS: Admitted to bar, 1987, New York. 1988, U.S. District Courts, Southern and Eastern

Districts of New York.

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JOHN P. ("SEAN") COFFEY is a graduate of the United States Naval Academy, receiving a B.S. in Ocean Engineering, with *merit*, in 1978. He received his J.D., *magna cum laude*, from Georgetown University Law Center in 1987, where he was Articles Editor of the *Georgetown Law Journal*, a member of the Order of the Coif, and recipient of the Charles A. Keigwin Award for academic excellence.

Before graduating law school, Mr. Coffey was a Commissioned Officer in the United States Navy where he served as a Naval Flight Officer, an Intern in the Organization for the Joint Chiefs of Staff and the personal military aide to then Vice President George H.W. Bush. A former P-3C Orion patrol plane mission commander, he continues to serve in the Naval Reserves, where he has commanded a P-3C squadron and the Naval Reserve component of the Enterprise carrier battle group staff. He currently holds the rank of Captain and is assigned to the Office of the Secretary of Defense at the Pentagon.

Mr. Coffey served as an Assistant United States Attorney for the Southern District of New York from 1991 to 1995, where he conducted numerous complex fraud investigations and tried many cases to verdict.

Mr. Coffey was the lead trial attorney in BFA Liquidation Trust v. Arthur Andersen LLP, an audit malpractice case arising from the 1999 collapse of the Baptist Foundation of Arizona, the largest non-profit bankruptcy in U.S. history. The case, which was closely covered by The Wall Street Journal, New York Times, Washington Post, 60 Minutes II and the British Broadcasting System, settled on May 6, 2002 when, six days into what was scheduled to be a three month trial, Andersen agreed to pay $217 million to the plaintiff investors.

Mr. Coffey is a frequent commentator for the news media, appearing in the *Wall Street Journal*, *National Journal*, and other periodicals, and on NBC *Nightly News* and the *Today* show.

Prior to joining Bernstein Litowitz Berger & Grossmann LLP, Mr. Coffey was a partner in the litigation department of Latham & Watkins. He was also an Adjunct Professor of Law at Fordham University, where he taught a seminar on criminal law, and is a recipient of the Thurgood Marshall Award, from the Association of the Bar of the City of New York, for his extensive work in the death penalty area.

ADMISSIONS: Admitted to bar, 1988, New York. 1989, U.S. District Court, Southern District of New York. 1992, U.S. Court of Appeals, Second Circuit. 1995, U.S. District Court, Western District of New York. 1998, U.S. District Court, Eastern District of New York. 1999, New Jersey.

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JEFFREY A. KLAFTER joined the firm in 1983. Mr. Klafter graduated from Syracuse University in 1975 with a B.A. in Mathematics and a B.S. in Electrical and Computer Engineering. He received his J.D. from Rutgers University School of Law in 1979 where he was Associate Editor of the Rutgers Camden Law Journal and author of "Berkey Photo, Inc. v. Eastman Kodak Co: The Predisclosure Requirements - A New Remedy For Predatory Marketing of Product Innovations." Mr. Klafter's practice is in securities class action, corporate governance and antitrust litigation.

Mr. Klafter has been prosecuting securities class actions, and corporate governance and antitrust litigation for over twenty years. Early on in his career at the firm, together with founding partner Paul Bernstein, he was one of the principal lawyers coordinating the prosecution of the WPPSS litigation. Mr. Klafter continues to serve as lead counsel in many of the firm's high profile litigations, including the DaimlerChrysler, Independent Energy, Suprema, and SmarTalk securities fraud class actions, among others.

Prior to joining the firm, Mr. Klafter was an attorney with the United States Department of Justice-Antitrust Division. He is a member of the Class Actions and Derivative Suits Committee of the Litigation Section of the American Bar Association and a past member of the Committee on Securities Regulation of the Association of the Bar of the City of New York. He is also a member of the Executive Committee and a former officer of the National Association of Securities and Commercial Law Attorneys, and a member of the Faculty of the Practicing Law Institute.

In addition to practicing law, Mr. Klafter is an author and lecturer on securities litigation issues. He has made presentations before the Practicing Law Institute, American Conference Institute, the Association of the Bar of

the City of New York, chapters of the American Corporate Counsel Association, Fulcrum Information Services, Inc. and the Center for Strategic & International Studies. He has also served as a judge for the Irving R. Kaufman Memorial Securities Law Moot Court Competition sponsored annually by the Fordham University School of Law.

ADMISSIONS: Admitted to bar, 1980, New York. 1980, U.S. District Court, Southern District of New York. 1988, U.S. Court of Appeals, Second Circuit. 1996, U.S. District Court, Eastern District of Michigan. 1992, U.S. Supreme Court.

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ROBERT S. GANS, received an A.B., *cum laude*, in Government, from Dartmouth College in 1987 and a J.D. from New York University School of Law in 1990, where he was a member of the Order of the Barristers, an editor of the Moot Court Board, and a recipient of the Securities Regulation Award.

Mr. Gans primarily focuses in the areas of securities fraud, accountants' liability and corporate governance, and he has successfully prosecuted many of the firm's significant cases. In January 2000, Mr. Gans left New York after seven years to join Alan Schulman in opening the firm's San Diego office. He was part of the trial team which successfully prosecuted *BFA Liquidation Trust v. Arthur Andersen LLP*, resulting in a $217 million settlement -- the largest settlement ever by Andersen and the second largest by a public accounting firm in history.

Mr. Gans frequently lectures to groups concerning shareholder rights, and has authored several articles on this subject as well. He is a member of the Association of the Bar of the City of New York, the New York State Bar Association, the California State Bar Association and the American Bar Association. Mr. Gans is currently Co-Chair of the Rule 23 Subcommittee of the ABA Litigation Section's Class Actions and Derivative Suits Committee.

ADMISSIONS: Admitted to the bar, 1991, New York. 1992, U.S. District Courts, Southern and Eastern Districts of New York. 2001, California.

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DARNLEY D. STEWART, graduated from Princeton University in 1984 and received her J.D. from Northeastern University School of Law in 1990. She served as law clerk to the Hon. R. Ammi Cutter and the Hon. Mel Greenberg of the Massachusetts Court of Appeals from 1990 to 1991.

Ms. Stewart, along with senior partner Daniel L. Berger, is the partner principally responsible for the firm's employment discrimination and employee rights practice group. She has acted as co-lead counsel in many of the firm's high profile discrimination cases, including *Rapier, et al. v. Ford Motor Company, Inc.*, which resulted in one of the largest sexual harassment class action settlements in history.

Ms. Stewart is a member of the Title VII Committee of the National Employment Lawyers Association and serves on the Executive Board of the New York affiliate (NELA/NY) of that organization. She is a member of the Individual Rights and Responsibilities Committee of the New York State Bar Association and serves as Plaintiffs' Co-Chair of the Class Action Subcommittee of the American Bar Association's Employment Rights and Responsibilities Committee and Programs Co-Chair of the Technology Committee of the American Bar Association's Labor and Employment Section. Ms. Stewart regularly lectures and writes on employment class action litigation.

ADMISSIONS: Admitted to the bar, 1990, Massachusetts. 1993, New York. 1993, U.S. District Court, Southern District of New York. 1998, U.S. District Court, Western District of Michigan. 2000, U.S. Court of Appeals, Sixth Circuit. 2001, U.S. Court of Appeals, Second Circuit. 2001, U.S. Court of Appeals, Third Circuit.

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STEVEN B. SINGER specializes in securities fraud litigation. Mr. Singer received his B.A., cum laude, from Duke University in 1988 and his J.D. from Northwestern University in 1991. He has worked on a number of high profile cases for the firm, including the *In re 3Com Securities Litigation*, which resulted in the largest securities fraud class action settlement in Ninth Circuit history, and the celebrated *Texaco* discrimination litigation. His work

on that case led to his nomination in 1997 for "Trial Lawyer of the Year" by the Trial Lawyers for Public Justice. Mr. Singer is a member of the New York State and American Bar Associations.

ADMISSIONS: Admitted to the bar, 1992, New York. 1992, U.S. District Courts, Eastern and Southern Districts of New York.

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CHAD JOHNSON is involved in all areas of the firm's litigation practice, with particular emphasis on prosecuting securities fraud actions, complex commercial litigation and trial practice.

Prior to joining the firm, Mr. Johnson was a partner with Latham & Watkins, where he practiced for ten years. While with Latham & Watkins, he represented investment banks, accounting firms, law firms, boards of directors, and both publicly and privately held companies. Mr. Johnson has extensive experience in the areas of securities and professional liability litigation, complex commercial litigation, and international arbitration. He has handled a variety of matters before federal and state courts, as well as arbitration tribunals both in the United States and abroad, including the International Chamber of Commerce, the London Court of International Arbitration, the Netherlands Arbitration Institute, the Permanent Court of Arbitration, the American Arbitration Association, and JAMS/Endispute.

Mr. Johnson graduated from Harvard Law School, *cum laude*, where he was president of the Harvard Law School Forum. He also graduated from the University of Michigan, *with high distinction*, where he was an Angell scholar. Among other matters, he is currently prosecuting the *In re WorldCom, Inc. Securities Litigation* with fellow partners Max Berger, Sean Coffey and Steven Singer.

ADMISSIONS: Admitted to the bar, 1993, Illinois and District of Columbia; 1998, New York.

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J. ERIK SANDSTEDT received his B.A., with distinction, from the University of North Carolina at Chapel Hill, and his J.D. from Columbia University School of Law, where he was a Harlan Fiske Stone Scholar and an Editor of the Columbia Journal of Law and Social Problems.

Mr. Sandstedt has been involved with a number of high profile securities fraud litigations for the firm, including *In re WorldCom, Inc. Securities Litigation* and *In re McKesson HBOC, Inc. Securities Litigation*. He is currently one of the lead trial attorneys in *In re Bristol-Myers Squibb Securities Litigation*, pending in the Southern District of New York, *In re Suprema Specialties Securities Litigation*, pending in the District of New Jersey, and a private action in the District of Massachusetts arising out of the massive securities fraud perpetrated at Lernout & Hauspie. He is an active member of the state and federal bar associations in New Jersey and serves as the partner in charge of the firm's New Jersey office. He is also a frequent lecturer at the firm's Institutional Investor Forum, and he has served as a commentator on programs such as NPR's "Marketplace."

Before joining the firm, Mr. Sandstedt was the Deputy Chief of Staff of the Criminal Division of the United States Department of Justice. In that capacity, Mr. Sandstedt was responsible for the development and implementation of criminal justice policy, overseeing major prosecutions and legislative initiatives, and managing the day-to-day affairs of the Division. In particular, Mr. Sandstedt helped coordinate the response of federal law enforcement to the events of September 11th and was involved with negotiating and drafting portions of the USA Patriot Act.

From 1998 through 2001, Mr. Sandstedt was an Assistant United States Attorney in the Special Prosecutions and Criminal Divisions of the United States Attorney's Office for the District of New Jersey. There, he conducted numerous complex fraud and corruption investigations and tried many cases to verdict. He also led the District's efforts to combat money laundering as the head of a task force consisting of agents from the IRS, FBI, DEA, US Postal Inspection Service and US Customs, and he served as the liaison to the IRS Criminal Investigations Division with respect to all criminal tax matters. Mr. Sandstedt won numerous awards and commendations as a federal prosecutor, and he was an Associate of the Edward Bennett Williams Inn of Court. He has also served as an Instructor at Columbia Law School's Professions of Law Program, an Adjunct Professor at Seton Hall University School of Law, and a lecturer on "The Role of the Federal Prosecutor" at Washington DC area law schools.

Mr. Sandstedt began his legal career as a litigation associate at Latham & Watkins, where he was primarily involved with corporate investigations and the defense of securities fraud and white collar criminal cases.

ADMISSIONS: Admitted to bar, 1995, New Jersey and U.S. District Court for the District of New Jersey. 1996, New York and U.S. District Courts for the Southern and Eastern Districts of New York. 1998, U.S. Court of Appeals, Third Circuit.

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GERALD H. SILK received a B.S. in economics from the Wharton School of Business, University of Pennsylvania in 1991, and a J.D., *cum laude*, from Brooklyn Law School in 1995. While at Brooklyn Law School, Mr. Silk was a member of the Moot Court Honor Society. In 1995-96, Mr. Silk served as a law clerk to the Hon. Steven M. Gold, U.S.M.J., in the United States District Court for the Eastern District of New York. Prior to joining the firm in 1998, Mr. Silk was an associate in the Business and Securities Litigation Department at Weil, Gotshal & Manges LLP, where he was primarily involved in defending securities cases and counseling boards of directors on corporate governance matters.

Since joining the firm, Mr. Silk has represented numerous public pension funds and other institutional investors on matters involving federal and state securities laws, accountants' liability and the fiduciary duties of corporate officials. Most recently, Mr. Silk has litigated an accounting fraud case against a Big Four public accounting firm on behalf of a private investment fund, which suffered several hundred million dollars of losses stemming from the fraud at the now bankrupt Lernout & Hauspie Speech Products, N.V., and has served as lead counsel in a securities fraud class action pending in the Northern District of Ohio against OM Group, Inc. on behalf of the Detroit Policemen and Firemen Retirement System. He is currently handling several cases on behalf of investors harmed as a result of the recently revealed illegal trading schemes in the mutual fund industry.

Mr. Silk was one of the principal attorneys responsible for prosecuting the *In re Independent Energy Holdings Securities Litigation*, a case against the officers and directors of Independent Energy as well as several investment banking firms which underwrote a $200 million secondary offering of ADRs by the U.K.-based Independent Energy. The Independent Energy litigation was recently resolved for $48 million. Mr. Silk has also prosecuted and successfully resolved several other securities class actions, which resulted in substantial cash recoveries for investors, including *In re Sykes Enterprises, Inc. Securities Litigation* in the Middle District of Florida and *In re Advanced Fibre, Inc. Securities Litigation* in the Northern District of California. He was also a member of the litigation team responsible for the successful prosecution of *In re Cendant Corporation Securities Litigation* in the District of New Jersey, which was resolved for $3.2 billion.

Mr. Silk lectures to institutional investors at conferences throughout the country, and has written or substantially contributed to several articles on developments in securities and corporate law, including "Institutional Investors as Lead Plaintiffs: Is There A New And Changing Landscape?", 75 *St. John's Law Review* 31 (Winter 2001); "The Duty To Supervise", *Poser, Broker-Dealer Law and Regulation*, 3rd Ed. 2000, Chapter 15; and "Derivative Litigation In New York after Marx v. Akers", *New York Business Law Journal*, Vol. 1, No. 1 (Fall 1997).

ADMISSIONS: Admitted to bar, 1996, New York. 1997, U.S. District Courts for the Southern and Eastern Districts of New York.

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BLAIR A. NICHOLAS graduated from the University of California, Santa Barbara in 1992, receiving a B.A. in Economics. Mr. Nicholas received his J.D. from the University of San Diego School of Law in 1995, where he served as Lead Articles Editor of the *San Diego Law Review*.

Mr. Nicholas specializes in the litigation of complex securities class actions on behalf of institutional investors. Recently, Mr. Nicholas served as one of the lead trial attorneys that prosecuted *Rainforest Cafe, Inc. v. State of Wisconsin Investment Board, et al.*, a shareholders' dissenter rights action tried in Hennepin County, Minnesota on behalf of firm clients, the State of Wisconsin Investment Board, Central Florida Investments, and 70 other former investors in the Rainforest Café. He has also prosecuted a number of high profile securities class

actions, including the *In re Informix Securities Litigation* action, resolved for $142 million; the *In re Legato Systems Securities Litigation* action, resolved for $85 million; the *In re Network Associates Securities Litigation* action, resolved for $70 million; and the *In re Finova Group Securities Litigation* action, resolved for $42 million.

Mr. Nicholas authored "Reforming the Reform Act and Restoring Investor Confidence in the Securities Markets," which was published in the *Securities Reform Act Litigation Reporter* (Vol. 13, No. 4, July 2002). Mr. Nicholas has served as a member of the American Bar Association's Securities Litigation Committee and was co-editor of the ABA's Securities News. Mr. Nicholas is an active member of the State Bar of California, the Federal Bar Association, the San Diego County Bar Association, and the Association of Business Trial Lawyers of San Diego. He practices in the firm's California office.

ADMISSIONS: Admitted to bar, 1995, California. 1996, Ninth Circuit Court of Appeal. 1996, U.S. District Courts for the Southern, Central and Northern Districts of California. 1996, U.S. District Court for the District of Arizona (1996).

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DAVID R. STICKNEY practices in the firm's California office, where he focuses on complex litigation in state and federal courts nationwide. Mr. Stickney has worked extensively on a number of the firm's prominent cases, including, among others, *The BFA Liquidation Trust v. Arthur Andersen LLP*, which settled during trial for $217 million.

Mr. Stickney received his B.A. from the University of California at Davis in 1993 and his J.D. from The University of Cincinnati College of Law in 1996, where he was a Jacob B. Cox Scholar and Lead Articles Editor of *The University of Cincinnati Law Review*. During 1996-1997, Mr. Stickney served as law clerk to the Honorable Bailey Brown of the United States Court of Appeals for the Sixth Circuit.

Mr. Stickney has authored and co-authored several articles concerning securities litigation and class actions. His professional affiliations include the American Bar Association and the Association of Business Trial Lawyers.

ADMISSIONS: Admitted to bar, 1997, California. 1997, U.S. Court of Appeals for the Sixth Circuit. 1997, U.S. District Courts for the Northern, Southern and Central Districts of California.

OF COUNSEL

G. ANTHONY GELDERMAN, III, formerly a partner with Tarcza & Gelderman in New Orleans, Louisiana, has served as Of Counsel to BLB&G for the last several years and heads the firm's Louisiana office.

Mr. Gelderman served as Chief of Staff and General Counsel to the Treasurer of the State of Louisiana, (1992 - 1996) and prior to that served as General Counsel to the Louisiana Department of the Treasury. Mr. Gelderman also coordinated all legislative matters for the State Treasurer during his tenure with the Treasury Department. Earlier in Mr. Gelderman's legal career, he served as law clerk to U.S. District Judge Charles Schwartz, Jr., Eastern District of Louisiana (1986 - 1987).

Mr. Gelderman is a former adjunct professor of law at the Tulane Law School where he has taught a course in legislative process. He is a member of the Louisiana State (Chairman, Young Lawyers Continuing Legal Education Committee, 1990-1993) and American Bar Associations. In 1995, Mr. Gelderman was profiled by the American Bar Association in *Barrister* magazine as one of the 25 young lawyers in America making a difference in the legal profession.

ADMISSIONS: Admitted to bar, 1986, Louisiana. 1997, U.S. District Courts for the Eastern District and Middle District of Louisiana.

DEBORAH STURMAN is a distinguished international litigator. She represents European institutional investors in securities actions in the United States and also counsels European investors in connection with their United States investments.

Ms. Sturman conceived of and filed the first suits in United States courts on behalf of Holocaust-era slave labor victims that led to recoveries of approximately $7 billion. She has been profiled in both *The Wall Street Journal* and *Financial Times* for her innovative lawyering. Ms. Sturman regularly appears as a legal commentator on German, Dutch and Belgian television, as well as on numerous international and national Continuing Legal Education panels for complex and international litigation.

During the 1990's, she represented Holocaust survivors and their heirs seeking restitution of real property in the former East Germany "Aryanized" during World War II. Deborah is a member of the California Holocaust Era Insurance Oversight Committee, to which she was appointed by California Governor Gray Davis in 2000. She was also appointed Special Liaison Counsel in *In re Holocaust Victim Assets Litigation*. In 2000, she was a runner-up for *National Law Journal* Lawyer of the Year.

Ms. Sturman received a *Prix d'Excellence* from the Royal Brussels Conservatory of Music and a J.D. from the University of California at Los Angeles School of Law. She practices primarily out of the firm's New York office.

ADMISSIONS: Admitted to bar, 1995, California. 1995, Supreme Court of the State of California. 1999, Federal Circuit Court of Appeals and U.S. District Court for the District of Columbia. Admitted to bar, 2000, New York. 2000, U.S. District Courts for the Southern and Eastern Districts of New York. 2000, U.S. Court of Appeals, Second Circuit.

RONALD LITOWITZ, a founding partner of the firm, has practiced in the areas of securities fraud and derivative litigation.

Mr. Litowitz received his bachelor's degree from Williams College in 1961 and his J.D. from New York University (LL.B.) in 1964 where he was a John Norton Pomeroy Scholar. Mr. Litowitz was also the Editor of the *Annual Survey of American Law* from 1963-1964.

ADMISSIONS: Admitted to bar, 1965, New Jersey and U.S. District Court, District of New Jersey. 1967, New York, U.S. District Court for the Southern and Eastern Districts of New York and U.S. Court of Appeals, Second, Sixth and Ninth Circuits. 1986, U.S. Supreme Court.

SENIOR COUNSEL

ROCHELLE FEDER HANSEN, Senior Counsel to the firm, received her B.A. from Brooklyn College of the City University of New York in 1966 and her M.S. in 1976. She received her J.D., *magna cum laude*, from Benjamin N. Cardozo School of Law in 1979, where she was a member of the *Law Review*.

Ms. Hansen was the principal associate on a number of high profile securities fraud cases at the firm, including *StorageTechnology, First Republic,* and the RJR Nabisco Litigation. She has also acted as Antitrust Program Coordinator for Columbia Law School's Continuing Legal Education Trial Practice Program for Lawyers.

She is a member of the bar of the State of New York (1980), the U.S. District Courts for the Southern (1980) and Eastern (1980) Districts of New York, and the U.S. Court of Appeals, Fifth Circuit (1993) as well as the Northern District of New York (1996).

JEFFREY N. LEIBELL specializes in prosecuting securities class actions as well as derivative actions involving breaches of fiduciary duty and corporate governance on behalf of the firm's clients.

Also a Certified Public Accountant, Mr. Leibell served as a Senior Manager in the Audit Department of Deloitte & Touche LLP, where he audited "Fortune 500" and other companies in a variety of industries, prior to

attending law school. Since joining the firm in 1996, he has prosecuted a number of the firm's most significant cases, including *In re Cendant Corporation Securities Litigation*, which resulted in a $3.2 billion settlement, and *McCall v. Scott*, the *Columbia/HCA Derivative Litigation*.

He received his B.S., *cum laude*, in Accounting from Brooklyn College of the City University of New York in 1979, and a J.D. from Columbia University in 1992, where he was the Senior Notes Editor of the *Columbia Business Law Review* and a Harlan Fiske Stone Scholar. Mr. Leibell is the author of "Accountant's Liability in the Savings & Loan Crisis: An Argument in Favor of Affirmative Defenses."

Mr. Leibell is a member of the New York State Society of Certified Public Accountants, the New York State Bar Association and the American Bar Association.

He is admitted to the bar of the State of New York (1992), U.S. District Courts for the Southern and Eastern Districts of New York (1993), U.S. Court of Appeals, Second Circuit (1996), U.S. District Court for the Eastern District of Michigan (1996), U.S. Court of Appeals, Sixth Circuit (1999), U.S. District Court for the District of Colorado (2000) and the U.S. Court of Appeals, Third Circuit (2000).

ASSOCIATES

JAVIER BLEICHMAR received his bachelor's degree in 1992 from the University of Pennsylvania, and received his J.D. from Columbia Law School in 1998, where he was a Harlan Fiske Stone Scholar and Managing Editor of the *Journal of Law and Social Problems*. Mr. Bleichmar is the author of "Deportation as Punishment: A Historical Analysis of the British Practice of Banishment and Its Impact on Modern Constitutional Law," published in the Fall 1999 volume of the *Georgetown Immigration Law Journal*. He has actively participated in the Immigrants' Rights Project sponsored by the New York State Defenders' Association. Mr. Bleichmar's practice at the firm focuses on securities fraud litigation. Together with firm partners Daniel Berger and Steven Singer, Mr. Bleichmar successfully prosecuted *In re Conseco Securities Litigation* resulting in an $120 million settlement. He is a member of the bar of the State of New York (1999) as well as the United States District Courts for the Southern and Eastern Districts of New York (1999).

JOHN C. BROWNE received his B.A., *magna cum laude*, in 1994 from James Madison University and his J.D., *cum laude*, in 1998 from Cornell Law School where he was General Editor of the *Cornell Law Review*. Prior to joining the firm, Mr. Browne was a litigation associate at Latham & Watkins where he had a wide range of experience in commercial litigation. He is member of the bar of the State of New York (2000) and U.S. District Court for the Southern District of New York (2000).

TIMOTHY A. DeLANGE received his B.A. from the University of California, Riverside in 1994 and his J.D. from the University of San Diego School of Law in 1997. He was the 1994 recipient of the American Jurisprudence award in Contracts. Prior to joining the firm, Mr. DeLange practiced complex litigation at Brobeck, Phleger & Harrison LLP. He is admitted to bar of the State of California (1997), the U.S. District Court for the Southern District of California (1997) and the U.S. District Court for the Central District of California (2001). Mr. DeLange practices out of the firm's California office.

ALICIA M. DUFF received her B.A, *cum laude*, in 1994 from the University of Massachusetts at Amherst, where she was a member of the University Honors Program. She received her J.D., *magna cum laude*, in 1997 from the Suffolk University Law School where she served on the Editorial Board of the *Suffolk University Law Review* as Articles Editor and authored several articles for the *Law Review*. Prior to joining the firm, Ms. Duff served as a law clerk to the justices of the Superior Court of Massachusetts, practiced general litigation and prosecuted securities class actions in Boston, Massachusetts. She is admitted to the bars of the States of Massachusetts (1997) and New York (2001), the U.S. District Court for the District of Massachusetts (1998) and U.S. Court of Appeals for the First Circuit (2000). Ms. Duff practices out of the firm's California office.

JENNIFER L. EDLIND received her B.A., *magna cum laude*, from Cedarville University in 1995 where

she was selected by the faculty as Student of the Year and was the recipient of the President's Trophy for leadership and scholarship. She received her J.D. from Brooklyn Law School in 1999 where she was Production Editor of the *Brooklyn Law Review* and a member of the Moot Court Honor Society. After law school, Ms. Edlind worked as a litigation associate at Robinson Silverman Pearce Aronsohn & Berman LLP in New York. Immediately prior to joining the firm, she clerked for the Honorable Richard M. Berman, United States District Judge for the Southern District of New York. She is a member of the Federal Bar Council Inn of Court. Together with firm partners Max Berger, Sean Coffey and Steven Singer, Ms. Edlind is currently on the team responsible for prosecuting the *In re WorldCom, Inc. Securities Litigation.* She is admitted to the bar of the State of New York (2000) and the U. S. District Courts for the Eastern and Southern Districts of New York (2000).

JOSEPH A. FONTI received his B.A. from New York University College of Arts and Science, *cum laude*, in 1996. He received his J.D. from New York University School of Law in 1999 where he was active in Marden Moot Court Competition and a Student Senator-at-Large of the NYU Senate. Prior to joining the firm, Mr. Fonti was a litigation associate at Sullivan & Cromwell in New York. Over the past several years, he has represented victims of domestic violence in affiliation with *inMotion*, an organization that provides pro bono legal services to indigent women. He is admitted to practice in the State of New York (2000) and the U.S. District Courts for the Southern and Eastern Districts of New York (2001).

PATRICIA S. GILLANE received her B.A., *cum laude*, from Columbia University in 1985 and her J.D. from Brooklyn Law School in 1989, where she was an editor of the *Brooklyn Law Review*. Ms. Gillane is the author of the "One Moment in Time: The Second Circuit Ponders Choreographic Photography as a Copyright Infringement: Horgan vs. MacMillan."She is part of the team responsible for successfully prosecuted *In re Bennett Funding Group Litigation*, which arose out of the largest Ponzi scheme in history. Over $150 million has already been recovered for the class as the matter continues to be prosecuted against several remaining defendants. She is a member of the Association of the Bar of the City of New York, where she was a member of the Professional Responsibility Committee from 1996 until 1999 and is also a member of the American Bar Association. Ms. Gillane is a member of the bar of the State of New York (1990) as well as the U.S. District Courts for the Southern and Eastern Districts of New York (1990).

BEATA GOCYK-FARBER received her B.A., *summa cum laude*, from Adelphi University in 1994 and her J.D., *summa cum laude*, from the Benjamin N. Cardozo School of Law in 1997 where she was a member of the *Cardozo Law Review* and the Order of the Coif. Prior to receiving her degree at Adelphi, Ms. Gocyk-Farber was awarded the Scholarship for Academic Excellence at Jagiellonian University in Cracow, Poland. At Cardozo she was a Balkin Scholar and the recipient of the West Publishing Award for Academic Excellence. She authored "Patenting Medical Procedures: In Search of a Compromise Between Ethics and Economics" for the *Law Review* in 1997. Prior to joining BLB&G in 2001, Ms. Gocyk-Farber was an associate with Cleary Gottlieb Steen & Hamilton. She is a member of the International Law Section of the American Bar Association and is admitted to practice in the State of New York (1998).

HANNAH E. GREENWALD received her B.A, *cum laude*, from Cornell University in 1995, and received her J.D. from the Dickinson School of Law of The Pennsylvania State University, where she was a member of the Woolsack Honor Society, in 1998. While at Dickinson, Ms. Greenwald was a Comments Editor of the Dickinson Law Review. She was also the recipient of the D. Arthur Magaziner Human Services Award, awarded to the senior who has demonstrated good character, sound academic performance, high ethical standards, fidelity to the highest goals of the profession and commitment to selfless human service. Before joining BLB&G, Ms. Greenwald was a prosecutor in the Insurance and Unemployment Fraud Division of the Massachusetts Attorney General's office. Prior to that, she was an Assistant District Attorney in the Middlesex County (Massachusetts) District Attorney's office from 1998 to 2000. Ms. Greenwald is admitted to practice in States of Massachusetts (1998) and New York (2002).

AVI JOSEFSON received his B.A., *cum laude,* from Brandeis University in 1997 and his J.D., *Dean's List*, from Northwestern University in 2000. At Northwestern, Mr. Josefson represented indigent juvenile and adult clients in various courts and was awarded the Justice Stevens Public Interest Fellowship (1999) and the Public Interest Law Initiative Fellowship (2000). He is a co-author of several articles including "Top 10 Considerations

When Seeking Insurance Recovery for E-Commerce and Internet Claims," which he wrote for the 19th Annual ABA Mid-year Meeting of Committee on Corporate Counsel Materials, as well as "Political and Currency Risk Insurance" and "It's Not a Small World After All: Meeting the Challenge of Global Risks" which he wrote for the *Manufacturers Alliance Risk Management Councils I & II.* He is admitted to practice in the state of Illinois (2000).

ERIC T. KANEFSKY received his B.A. in 1999 from The George Washington University and his J.D., *cum laude*, from Temple University in 2002, where he was Associate Research Editor of the *Temple Law Review.* While at Temple, Eric served as a student law clerk to The Honorable Bruce W. Kauffman, United States District Judge for the Eastern District of Pennsylvania and The Honorable James R. Melinson, Chief Magistrate Judge for the Eastern District of Pennsylvania. After law school, Mr. Kanefsky was a litigation associate in the White Collar and Government Enforcement Group at Ballard Spahr Andrews & Ingersoll LLP in Philadelphia. He is admitted to the bars of the State of Pennsylvania (2002), New Jersey (2002), the U.S. District Court for the Eastern District of Pennsylvania (2003) and the U.S. District Court for the District of New Jersey (2003).

JOHN A. KEHOE received a B.A. from DePaul University in 1986 and a Master's degree in Public Administration from the University of Vermont in 1994 where he was vice president of the Public Administration Student's Association. He received his J.D., *magna cum laude*, from Syracuse University College of Law in 1997 where he was an Associate Editor of the *Syracuse Law Review*, an Associate Member of the Moot Court Board, and an alternate member on the National Appellate Team. Prior to joining the firm, Mr. Kehoe had extensive securities litigation experience as an associate at Clifford Chance US LLP, where he also had a prominent role representing a pharmaceutical manufacturer in *In re Vitamin Antitrust Litigation.* Prior to law school, he worked as a police officer in Burlington and Brattleboro, Vermont and served as the lead investigator in over 1000 felony and misdemeanor complaints. Mr. Kehoe is a member of the team prosecuting the *In re Bristol Myers Squibb Securities Litigation.* He is admitted to the bars of the State of New York (1999) and the U.S. District Court for the Southern District of New York (1999).

KEVIN B. MARTIN received his B.A., *magna cum laude*, in 1995 from Emory University where he was Phi Beta Kappa and Dean's List all semesters. He received his J.D. in 1998 from the New York University School of Law, where he was a member of the Federal Defender Clinic. Prior to joining the firm, he prosecuted federal securities matters as Senior Counsel in the United States Securities and Exchange Commission's Division of Enforcement (New York office). His practice at the SEC involved the investigation and litigation of accounting irregularities, insider trading, market manipulation, fraudulent public offerings, corporate record keeping and reporting violations. He prosecuted commercial litigation as a Litigation Associate at Altschuler Grossmann Stein & Kahan before his tenure at the SEC. Among other matters, Mr. Martin is currently a member of the teams prosecuting the *In re Symbol Technologies, Inc. Securities Litigation, Teachers Retirement System of Louisiana, et al. v. ACLN Limited, et al.* and *In re Cable & Wireless, PLC Securities Litigation* on behalf of several institutional investor clients. He is admitted to the bars of the State of California.(1999) and the U.S. District Court, Central District of California (1999)

EITAN MISULOVIN received his B.S. from Boston University's School of Management in 1997. He then completed Hofstra University's joint-degree program in three years, receiving his M.B.A., *With Distinction*, and his J.D., *Dean's List*, in 2001. He is the author of "The Group Legal Plan Revolution: Bright Horizon or Dark Future?" for the *Hofstra Labor & Employment Law Journal.* Mr. Misulovin is a Series 7 and Series 63 licensed securities dealer and is fluent in English, Russian and Hebrew. He is a member of the bars of the States of New Jersey (2001) and New York (2002) and is admitted to practice in the U.S. District Courts for the District of New Jersey (2001) and the Southern and Eastern Districts of New York (2002).

NIKI L. O'NEEL received her B.A. from the University of Oregon in 1994. Ms. O'Neel received her J.D. from the University of Oregon School of Law in 1997 where she was a member of the Order of the Coif and a Managing Editor of the Oregon Law Review, for which she wrote "Rooney v. Kulongoski, Limiting the Principle of Separation of Powers?" She served as judicial law clerk to the Honorable Chief Judge Michael R. Hogan of the United States District Court for the District of Oregon from 1998 to 2001 where she received the Distinguished Service Recognition in September 2001. Before joining BLB&G, Ms. O'Neel represented both plaintiffs and

defendants in commercial and employment litigation, practicing in both Hawaii and California. Ms. O'Neel is a member of the Federal Bar Committee of the San Diego County Bar Association. She is admitted to the bar of the States of Hawaii (1997) and California (2001) and practices out of the firm's California Office.

STEPHEN W. TOUNTAS received his B.A. from Union College in 2000 and his J.D. from Washington University School of Law in 2003 where he was a Scholar in Law. While at Washington University, he was Editor-in-Chief of the *Washington University Journal of Law and Policy*, as well as a Finalist in the annual Environmental Moot Court competition. Additionally, Mr. Tountas worked as Research Assistant to Dean Joel Seligman, one of the country's foremost experts on securities law, for whom he performed extensive research to update the most recent two volumes of Loss & Seligman on Securities Regulation. Mr. Tountas is the author of "Carnivore: Is the Regulation of Wireless Technology a Legally Viable Option to Curtail the Growth of Cybercrime," published in 11 Wash. U. J.L. & Pol'y 351. In recognition of this Note, the faculty selected him to receive the Scribe's Award, presented annually to a student who authors an exemplary Note of outstanding publishable quality.

VICTORIA O. WILHEIM received her B.A. from California State University at Long Beach in 1992 and her J.D. from Southwestern University School of Law in 1996, where she was a member of the Moot Court Honors program. Ms. Wilheim prosecutes securities and discrimination class actions on behalf of the firm's clients. She is a member of the bars of the states of California (1996) and New York (1999).

ANDREW I. ZLOTNIK received his B.A. from the University of Virginia in 1997 and his J.D. from the University of San Diego Law School in 2002. Mr. Zlotnik has worked as a law clerk for the firm since the summer of 2000 and joined the firm as a full time associate in September 2002. Along with firm partner Robert Gans, he co-authored "Bad Cases Mean Bad Law (For Plaintiffs): Compaq and the Heightened Adequacy Standard Under Rule 23" for the Practicing Law Institute's Accountants' Liability - After Enron conference. Prior to starting law school Mr. Zlotnik worked as an organizer for the United Food and Commercial Workers International Union, and was a director of field operations for Proposition MM, a local school bond initiative which raised $1.5 billion to repair San Diego city schools. He practices out of the firm's California office.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-02	MDL 1586 Case No. 04-MD-15864 (Judge Frederick P. Stamp, Jr.)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Lead Plaintiff, the City of Chicago Deferred Compensation Plan ("Chicago"), alleges the following based upon the investigation of Lead Counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings, reports and advisories regarding Invesco Funds, press releases, media reports, the complaint filed by the SEC, the complaint filed by the New York Attorney General's Office and extensive interviews with a confidential witness with direct knowledge of the market timing and late trading activities in Invesco Funds and throughout the mutual fund industry ("Timing Witness #1").

I. NATURE OF THE ACTION

1. Lead Plaintiff Chicago brings this action on behalf of all persons that purchased and/or held Invesco mutual funds advised by Invesco Funds Group, Inc. ("Invesco") during the period from December 5, 1998 to November 24, 2003, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing" or "late trading." The wrongful acts and misconduct alleged herein, much of which has been admitted by defendants, are the subject of administrative actions and investigations currently underway by various regulatory agencies, including the SEC and the New York State Attorney General.

2. The Invesco fund family consists of approximately 48 mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest (the "Invesco Funds"). These mutual funds hold no assets apart from investors' deposits, nor do they conduct any investment or operating activities on their own. Instead, the funds' operations are controlled by Invesco, a separate legal entity which, directly and through its subsidiaries and affiliates, performs all activities necessary to carry out the funds' investment objectives. For performing these services, Invesco and its affiliates are paid fees from the funds' deposits in an

amount equal to a percentage of the assets under management. Accordingly, the larger the assets under management, the greater the fees Invesco receives.

3. Market timing is a practice whereby certain investors take advantage of inefficiencies in the pricing of mutual fund shares by rapidly trading in and out of these funds on multiple occasions within a short period of time. By executing a significant number of these trades quickly, market timers profit by capitalizing on the differential between the price of the mutual fund itself, and the value of the underlying securities that comprise the mutual fund. Late trading is a variation of market timing, in which certain investors are permitted to trade mutual fund shares at the prior day's prices, in violation of federal law.

4. Throughout the Class Period, Invesco knew or, but for its recklessness, should have known that market timing and late trading cause significant monetary harm to other fund investors. By quickly trading in and out of mutual funds, market timers dilute the investment gains that would otherwise be realized by long-term investors, without sharing any of the losses incurred. Market timers also impose additional transactions costs upon innocent fund investors, due to the huge inflows and outflows of cash resulting from their rapid "in and out" trading. To pay out these market timers on short notice, portfolio managers were required to invest disproportionate amounts of their funds' assets in cash and other highly liquid assets, paying a significantly lower rate of return than other assets consistent with the funds' investment guidelines. These huge inflows and outflows also required portfolio managers to adopt highly sophisticated and expensive hedging techniques to protect the funds' assets against timing activity, thereby increasing expenses borne by innocent investors in the funds.

5. Due to the harm to investors caused by market timing, Invesco purported to prohibit market timing activity by limiting trading activity in and out of the mutual funds it

advised, and by imposing significant redemption fees upon traders who exceeded these limitations, all of which were detailed in registration statements and prospectuses filed with the SEC throughout the Class Period.

6. Invesco has now admitted that, contrary to the representations in the various prospectuses, it permitted market timing to occur during the Class Period, and that innocent investors were harmed as a result of this activity. Invesco knowingly permitted various large investors to engage in market timing, and waived the various regulations and redemption fees that would otherwise prohibit this activity, in return for various forms of payment from the market timers. Invesco encouraged and facilitated this conduct, despite its knowledge of the harm that market timing caused to long-term investors, primarily to increase the size of the asset portfolios under management and, in turn, Invesco's fees for managing these portfolios. Specifically, Invesco agreed to pay $215 million in damages, a penalty of $110 million and surrender $75 million in fees to settle state and federal charges that it allowed favored clients to market time the Invesco funds to the detriment of the long-term investors.

7. Invesco did not act alone, however, in the perpetration of this scheme, which cost innocent investors hundreds of millions of dollars in investment losses and improper fees. For example, in addition to selling the right to engage in market timing (generally known as "timing capacity") directly to certain select investors, Invesco also engaged various large brokerage firms (the "Intermediary Brokers"), including Salomon Smith Barney Inc., to sell timing capacity on its behalf. As detailed below, these brokerage firms negotiated for timing capacity in various funds controlled by Invesco, and then sold this capacity to the market timers themselves. These brokers received substantial fees from both the market timers to whom they sold the capacity, and from the funds controlled by Invesco, which were calculated as a percentage of the amounts

traded by the market timers. These same brokerage firms increased their fees further by steering their own clients into these funds in return for additional fees from Invesco, without disclosing to their clients that the funds permitted market timing, or the harm to long-term investors that resulted from this activity.

8. The wrongful conduct of the brokers was not limited to negotiating for and selling timing capacity in the funds. Additional brokers also executed, or "cleared" timing transactions with full knowledge of the harmful effects of timing on the performance of mutual funds, in return for fees paid by both the funds managed by Invesco as well as the market timers themselves. These same brokers implemented a variety of deceptive devices and schemes for the purpose of facilitating market timing. Other large brokerage firms provided sophisticated financing arrangements to market timers that included the creation of false accounts to facilitate the timing scheme, all in return for substantial fees and other compensation.

9. Although each fund within the Invesco Fund Complex was nominally governed by its own Board of Trustees ("Board") throughout the Class Period, these trustees were selected and nominated, without exception, not by the shareholders of the funds themselves, but by Invesco. These individuals served on multiple fund boards advised by Invesco, and owed their positions, along with the substantial compensation they received as a result, to Invesco. As a result, these trustees suffered from inherent conflicts of interest that precluded them from discharging their fiduciary duties of care, loyalty and good faith, which should have included prohibiting market timing, enforcing the terms of the various prospectuses, and otherwise acting to safeguard the best interests of innocent investors in the funds.

II. JURISDICTION AND VENUE

10. This Court and the United States District Court of the District of Colorado (the "Transferor Court") have jurisdiction over the subject matter of this action pursuant to: § 22 of

the Securities Act of 1933 (the "Securities Act") (15 U.S.C. § 77v); § 27 of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. §78aa); § 44 of the Investment Company Act of 1940 (the "ICA") (15 U.S.C. §§ 80a-43); and, 28 U.S.C. §§ 1331, 1337. This Court and the Transferor Court also have supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

11. The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 US.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the ICA (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); and state and common law. In connection with the acts, conduct and other wrongs complained of herein, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail, and the facilities of a national securities exchange.

12. Venue is proper in the District of Maryland and the District of Colorado (the "Transferor District") pursuant to § 22 of the Securities Act (15 U.S.C. §77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c). Many of the acts and transactions giving rise to the violations of law complained of herein occurred in the District of Maryland and the Transferor District. Defendants conducted other substantial business within the District of Maryland the Transferor District and many Class members reside within the District of Maryland and the Transferor District. Venue is also proper in the District of Maryland pursuant to the multi-district litigation provisions under 28 U.S.C. § 1407.

III. PARTIES

A. Lead Plaintiff

13. Lead Plaintiff, Chicago, is a municipal deferred compensation plan located in Chicago, Illinois. Chicago was formed pursuant to Section 457 of the United States Internal

Revenue Code (26 U.S.C. § 457) for the benefit of the current and retired employees of the City of Chicago and their beneficiaries. During the Class Period, Chicago purchased and held shares of various Invesco mutual funds. As a result of the market timing and late trading activities alleged herein, Chicago suffered damages both in connection with its purchases of Invesco mutual funds and by virtue of holding Invesco mutual funds during the Class Period.

B. Defendants And Significant Non-Parties

1. Non-Party Invesco Funds

14. The Invesco Fund Complex, as discussed herein, consists of all of the Invesco Funds and the various entities that administer and control those funds. Included in the Invesco Fund Complex are Invesco (the fund sponsor and investment advisor), its parent and affiliates, the registrants (or issuers) of the fund shares, the distributor of the fund shares, the trustees of the various registrants (or issuers) that hold the individual funds, and the funds themselves. The chart below illustrates the structure of the Invesco Fund Complex:



Parent
(Amvescap, Plc)
Investment Adviser/Fund Sponsor
Invesco Funds Group, Inc. - now
AIM Advisors, Inc.
(Subsidiary of Amvescap, Plc)
Board of Directors/Trustees
Interested Trustees:
Mark H. Williamson
Raymond Cunningham
Distributor
Invesco Distributors, Inc. - now
AIM Distributors, Inc.
(wholly owned subsidiary of
Invesco Funds Group, Inc.)
Registrant/Issuer/Underwriter
AIM Stock Funds
AIM International Mutual Funds
AIM Combination Stock & Bonds Funds
AIM Sector Funds
AIM Treasurer's Series Fund
Funds

15. (a) Non-Party Invesco Funds are open-end mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, investors receive shares in the mutual fund in an amount directly proportionate to the amount of their investment (i.e., the larger the amount invested, the more shares the investor receives in the fund). This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the fund. Mutual fund shares are issued to fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the ICA.

(b) The Invesco Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the Invesco Funds are part of a labyrinthine related structure, commonly known as a "complex," in which separate legal entities, which are nonetheless related to the Invesco Funds, perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments (hereinafter the "Invesco Complex"). Indeed, as detailed below, these related entities not only appoint their own representatives to the board of trustees charged with the fiduciary duty of protecting the interests of investors in each Invesco Fund, but also control the appointment of the purportedly "independent" members of these boards. These same related entities within the fund complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits under management, as set forth below. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from Invesco Funds' investors. This means that, even in the case in which the Invesco Funds lose money on their investments, the

related entities can still increase the fees they earn by simply steering more investor deposits into the funds.

2. The Parent Defendant

16. (a) Defendant Amvescap, PLC ("Amvescap") is the ultimate corporate parent at Invesco and controls each of the entities within the Invesco Complex explained above. Amvescap is a publicly-traded holding company with its corporate headquarters located at 30 Finsbury Square, London, EC2A 1AG, United Kingdom and domestic offices located at 1315 Peachtree Street, Atlanta, Georgia 30309, 4350 S. Monaco Street, Denver, Colorado 80237 and 11 Greenway Plaza, Houston, Texas 77046. Amvescap operates AIM Investment Services, Inc. ("AIM Investments") and Invesco, with approximately $370.6 billion in assets under management as of December 31, 2003.

(b) Amvescap operates and controls each of the subsidiaries comprising the Invesco Complex, including the Investment Adviser/Fund Sponsor, Invesco, the Administrator (also Invesco), the Registrants (Invesco Stock Funds, Inc., Invesco International Funds, Inc., Invesco Combination Stock & Bonds Funds, Inc., and Invesco Sector Funds, Inc.) and the Distributor (Invesco Distributors, Inc.), which in turn are responsible for the operations of the Invesco Funds. Through these subsidiaries, Amvescap collected fees from the funds themselves for the services rendered, including fees generated by the wrongful conduct alleged herein.

3. The Investment Adviser/Fund Sponsor Defendants

17. (a) Defendant Invesco is a wholly-owned subsidiary of AIM Investments, which is an indirect subsidiary of Amvescap. Invesco is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco is a registered Investment Advisor under the Investment Advisors Act of 1940 ("IAA"). Invesco was founded in 1932 and serves as the investment adviser for approximately 48 mutual funds within the Invesco family of funds, with

approximately $18 billion in assets under management as of November 2002 on behalf of over three million shareholder accounts. Invesco has ultimate responsibility for overseeing the day-to-day management, administration, operation and distribution of the Invesco Funds. Throughout the Class Period, Invesco permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

(b) Invesco, and through it Amvescap, was paid for its services during the Class Period pursuant to an investment advisory agreement dated February 28, 1997 (the "Invesco Advisory Agreement") negotiated between Invesco and the trustees of the funds, on behalf of the Invesco Funds themselves. The Invesco Advisory Agreement provides for the Invesco Funds to pay Invesco between 35 and 75 basis points (.35% and .75%) of each fund's average net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. Thus, if a fund had a net asset value ("NAV") of $1 billion over the course of the year, it paid Invesco between $3.5 and $7.5 million annually, from investors' deposits, for its investment advisory services.

18. Defendant AIM Investments is a wholly-owned subsidiary of AIM, which is an indirect subsidiary of Amvescap. AIM Investments is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. AIM Investments is a registered investment adviser under the IAA. On November 25, 2003, AIM Investments merged with Invesco, and AIM Investments succeeded Invesco as the investment adviser for the approximately 48 mutual funds within the Invesco family of mutual funds. AIM Investments now has ultimate responsibility for overseeing the day-to-day management, administration, operation and distribution of the Invesco Funds.

19. (a) Defendant AIM Advisors, Inc. ("AIM Advisors") serves as the investment adviser to the AIM/Invesco Funds. AIM Advisors is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. AIM Advisors is a registered investment adviser under the IAA. Together with its subsidiaries, AIM Advisors manages and/or advises over 190 funds within the Invesco fund complex. Throughout the Class Period, AIM Advisors permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

(b) AIM Advisers, and through it Amvescap, was paid for its services pursuant to an investment advisory agreement approved on August 13, 2003 (the "AIM Advisory Agreement") negotiated between AIM Advisers and the trustees of the funds, on behalf of the Invesco Funds themselves. The AIM Advisory Agreement provides for the Invesco Funds to pay AIM Advisors between 35 and 60 basis points (.35% and .60%) of each fund's average net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. Thus, if a fund had an NAV of $1 billion over the course of the year, it paid AIM Advisers between $3.5 and $6 million annually, from investors' deposits, for AIM Advisers' investment advisory services.

20. Defendant Invesco Institutional (N.A.), Inc. ("Invesco Institutional") served as the investment sub-adviser to, among others, the Invesco Dynamics Fund and the Invesco Small Company Growth Fund. Invesco Institutional is located at One Midtown Plaza, 1360 Peachtree Street N.E., Suite 100, Atlanta, Georgia 30309. Invesco Institutional is a registered investment adviser under the IAA, and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser agreement dated August 12, 2003, Invesco Institutional was responsible for the

day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Institutional permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

21. Defendant Invesco Assets Management Limited ("Invesco Assets Management") served as the investment sub-adviser to, among others, the Invesco European Fund and the Invesco International Growth Fund. Invesco Assets Management is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Assets Management is a registered investment adviser under the IAA and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser agreement dated February 28, 1997, Invesco Assets Management was responsible for the day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Assets Management permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

22. Defendant Invesco Global Assets Management (N.A.) ("Invesco Global Assets") served as the investment sub-adviser to, among others, the Invesco International Blue Chip Fund. Invesco Global Assets is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Global Assets is a registered investment advisor under the Investment Advisors Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser

agreement dated September 23, 1998, Invesco Global Assets was responsible for the day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Global Assets permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

23. Invesco, AIM Investments, AIM Advisors, Invesco Institutional, Invesco Assets Management and Invesco Global Assets (collectively, the "Invesco Advisors") were responsible both for the creation of each individual fund (including the determination of its investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the Invesco Funds. The Invesco Advisors, or their subsidiaries or affiliates, were responsible for performing virtually all critical functions of the Invesco Funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the funds to the public; (iii) performing all "back-office" operations; (iv) determining the NAV of the funds on a daily basis; (v) directing and controlling the investments in the funds; (vi) ensuring that the investment policies of the funds are observed; (vii) enforcing the policies of the funds, including restrictions on trading and other activities that could be detrimental to fund shareholders; and (viii) otherwise managing the day-to-day activities of the funds. While the Invesco Funds included dozens of different individual funds during the Class Period, the Invesco Advisors, or their subsidiaries, were responsible for the management and day-to-day operations for all of the Invesco Funds.

4. The Administrator Defendant

24. (a) Defendant Invesco also served as the administrator for the Invesco Funds, pursuant to an administrative services agreement (the "Administrative Agreement") dated

February 28, 1997. As Administrator, Invesco was responsible for performing the day-to-day administrative functions associated with the business of the Invesco Funds during the Class Period. These tasks included: (i) performing back-office operations; (ii) calculating the NAV of the Invesco Funds on a daily basis; and (iii) maintaining books and records for the Invesco Funds.

(b) Invesco was paid for its administrative services pursuant to the Administrative Agreement negotiated between Invesco and the trustees, on behalf of the Invesco Funds themselves. The Administrative Agreement provided that each Invesco Fund pay Invesco a base fee of $10,000 per year plus an additional incremental fee of 4.5 basis points (.045%) of the net assets under management, calculated on a daily basis and payable monthly, in return for its services. Thus, if a fund has an NAV of $1 billion over the course of the year, it paid Invesco, from investors' deposits, as much as $460,00 annually for its services, in addition to the millions of dollars also paid out of investors' deposits to Invesco pursuant to the Invesco Advisory Agreement.

5. <u>The Registrant/Issuer Defendants</u>

25. Defendant AIM Stock Funds, formerly organized as Invesco Stock Funds, Inc. was the registrant and issuer of shares for the following funds during the Class Period: Invesco Small Company Growth Fund; the Invesco Dynamics Fund; the Invesco Growth Fund (formerly Blue Chip Growth Fund); the Invesco Growth & Income Fund; the Invesco S&P 500 Index Fund; and the Invesco Value Equity Fund. Invesco Stock Funds, Inc. was incorporated under the laws of Maryland as Invesco Dynamics Fund, Inc. on April 2, 1993 and ultimately became Invesco Stock Funds, Inc. Effective October 1, 2003, Invesco Stock Funds, Inc. was renamed AIM Stock Funds, a Delaware statutory trust

26. Defendant AIM Mutual Funds, formerly known as AIM International Funds, Inc. and AIM International Funds Inc. II, formerly known as Invesco International Funds, Inc., was the registrant and issuer of shares for the AIM European Growth Fund. AIM Mutual Funds was originally incorporated in Maryland on October 30, 1991 and was reorganized as a Delaware statutory trust on November 25, 2003. On November 24, 2003, AIM European Growth Fund, a series of AIM Mutual Funds, assumed all liabilities of Invesco European Fund.

27. Defendant AIM Combination Stock & Bonds Funds, formerly organized as Invesco Combination Stock & Bond Funds, Inc., was the registrant and issuer of shares for the following funds during the Class Period: Invesco Core Equity Fund (formerly known as Invesco Industrial Income Fund); the Invesco Balanced Fund; and the Invesco Total Return Fund. Invesco Combination Stock & Bonds Funds, Inc. was incorporated under the laws of Maryland as Invesco Multiple Asset Funds, Inc. on August 19, 1993. Effective October 1, 2003, Invesco Combination Stock & Bonds Funds, Inc. was renamed AIM Combination Stock & Bond Funds, a Delaware statutory trust

28. Defendant AIM Sector Funds, formerly organized as Invesco Sector Funds, Inc., was the registrant and issuer of shares for the following funds during the Class Period: Invesco Health Sciences Fund; the Invesco Telecommunications Fund; the Invesco Energy Fund; the Invesco Financial Services Fund; the Invesco Gold & Precious Metals Fund; the Invesco Leisure Fund; the Invesco Real Estate Opportunity Fund; the Invesco Technology Fund; and the Invesco Utilities Fund. Effective October 1, 2003, Invesco Sector Funds, Inc. was renamed AIM Sector Funds, a Delaware statutory trust.

29. Defendant AIM Treasurer's Series Trust, formerly AIM Money Market Funds, Inc., formerly Invesco Money Market Funds, Inc., was the registrant and issuer of shares for the

following funds: Invesco U.S. Government Money Fund; the Invesco Tax-Free Money Fund; and the Invesco Cash Reserves Fund. Invesco Money Market Funds, Inc. was incorporated under the laws of the state of Maryland on April 2, 1993. On November 21, 2003 AIM Money Market Funds, Inc., a Maryland corporation, transferred all, or substantially all, of its property and assets to AIM Treasurer's Series Trust, a Delaware statutory trust.

30. AIM Stock Funds, AIM International Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust (collectively, the "Invesco Registrants") are each a corporate subsidiary or affiliate of Invesco and were the legal issuer of the Invesco Funds within each respective registrant as described above. As such, the Invesco Registrants issued such shares to the public during the Class Period pursuant to registration statements and prospectuses issued under Section 10 of the Securities Act, and are therefore absolutely liable to purchasers of the shares for any material misstatements and omissions in the prospectuses. Each of the Invesco Registrants served as the registrant for multiple funds within the Invesco fund family, and also served as the underwriter for the same funds. As Underwriters, the Invesco Registrants are strictly liable for any material misstatements or omissions contained in the registration statements and prospectuses issued under Section 10 of the Securities Act.

6. The Distributor Defendants

31. Defendant Invesco Distributors, Inc. was the distributor for all of the Invesco Funds. Invesco Distributors, Inc. is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Distributors, Inc., a wholly-owned subsidiary of Invesco, is a broker-dealer registered with the SEC.

32. Defendant AIM Distributors, Inc. replaced Invesco Distributors, Inc. as the distributor for the Invesco Funds when AIM Investments merged with Invesco on November 25, 2003. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, TX 77046.

AIM Distributors, Inc. is a private subsidiary of AIM Management Group, Inc. and is a broker-dealer registered with the SEC.

33. Invesco Distributors, Inc. and AIM Distributors, Inc. (together the "Distributors") are wholly-owned subsidiaries of Invesco and are responsible for the sale of Invesco Funds shares to the public pursuant to a registration statement and prospectus. Similar to Invesco and the Registrants, the Distributors served as the underwriters for all of the Invesco Funds, and are owned and controlled by Invesco. As underwriters, the Distributors are strictly liable for any material misstatements or omissions contained in the registration statement and prospectus under the Securities Act.

7. The Invesco Individual Defendants

34. (a) Defendant Raymond R. Cunningham ("Cunningham") has served as President of Invesco since May 2001 and as Chief Executive Officer ("CEO") since January 2003. Cunningham was also a member of the Board of Invesco from May 2001 until July 2004. From June 1999 through May 2001, Cunningham served as Senior Vice President for Invesco and supervised its sales activities. Cunningham served as a director or trustee of the Invesco funds from 2001 through 2003. Cunningham also signed the Invesco registration statements incorporating the funds' prospectuses as indicated in Appendix B.

(b) As detailed herein, Cunningham developed and implemented the specific program at Invesco for permitting market timers to time the Invesco Funds, which were known internally at Invesco throughout the Class Period as the "Special Situations." Cunningham also personally met with timers for the purpose of negotiating terms upon which they could time the Invesco Funds. On September 8, 2004, Cunningham settled charges by the SEC and the New York Attorney General's Office that he permitted favored investors to make excessive redemptions of select Invesco Funds in connection with the market timing scheme alleged

herein. As part of the settlement, Cunningham paid a $500,000 civil penalty and agreed to a two-year ban from the mutual fund industry and a five-year ban from serving as an officer or director of any company in the securities industry.

35. Defendant Timothy J. Miller ("Miller") joined Invesco in 1992 and was Senior Vice President of Invesco from 1999 through 2003. Miller was the Chief Investment Officer ("CIO") from 2000 through 2003. Miller also served as the Portfolio Manager for the Invesco Dynamics Fund from 2000 through 2002. Miller, as the CIO, was required to sign off on all market timing "Special Situations" at Invesco. On August 31, 2004, Miller settled charges by the SEC that he permitted favored investors to make excessive redemptions of select Invesco Funds. As part of the settlement, Miller agreed to a one-year ban from the mutual fund industry and, along with defendants Thomas Kolbe and Michael Legoski, agreed to pay a total of $340,000 to settle the SEC allegations.

36. Defendant Thomas A. Kolbe ("Kolbe") was Senior Vice President, National Sales, of Invesco from 1999 through 2003. Kolbe issued the policies governing the "Special Situations" at Invesco. On August 31, 2004, Kolbe settled charges by the SEC that he permitted favored investors to make excessive redemptions of select Invesco Funds. As part of the settlement, Kolbe agreed to a one-year ban from the mutual fund industry and, along with defendants Miller and Michael D. Legoski, agreed to pay a total of $340,000 to settle the SEC allegations.

37. Defendant Michael D. Legoski ("Legoski") was an Assistant Vice-President of Invesco and the head of the Invesco "timing desk" from 2000 through 2003. In this position, Legoski was responsible for monitoring the "Special Situations" at Invesco. On August 31, 2004, Defendant Legoski settled charges by the SEC that he permitted favored investors to make

excessive redemptions of select Invesco Funds. As part of the settlement, Legoski agreed to a one-year ban from the mutual fund industry and, along with defendants Miller and Kolbe, agreed to pay a total of $340,000 to settle the SEC allegations.

38. Defendant Michael K. Brugman ("Brugman") was Vice-President of Invesco and an Invesco wholesaler for the Northeast Region during the Class Period. Brugman used his position at Invesco to provide market timing capacity in the Invesco Funds to select investors. In return for providing the market timing capacity, Brugman, along with his wife, defendant Anna Brugman, received substantial fees fom the market timers, calculated as a percentage of the market timing capacity they sold. In recognition of the significant market timing capacity Brugman provided to, market timers, Invesco awarded Brugman with the Invesco wholesaler of the year award for 1992.

39. Defendant Mark Williamson ("Williamson") served as the President of Invesco from 1999 through January 2003. Williamson was the CEO and Chairman of the Board of Directors from 1999 through January 2003. Williamson signed each of the Invesco registration statements incorporating the funds' prospectuses, as indicated in Appendix B. Williamson also served as director or trustee of the Invesco funds throughout the Class Period.

40. Defendants Cunningham, Williamson, Miller, Kolbe, Legoski and Brugman are collectively referred to herein as the "Invesco Individual Defendants." As detailed below, each of the Invesco Individual Defendants, because of his management positions and/or membership on Invesco's Board of Directors, had the power and authority to control the contents of Invesco's SEC reports and filings, press releases and other statements to the public, and to cause Invesco to engage in the wrongful conduct complained of herein.

41. Further, defendants Cunningham and Williamson, (the "Fund Trustee Defendants"), by virtue of their position as trustees of the various Invesco mutual funds at issue herein, were responsible for ensuring the truth and accuracy of the various statements contained in the funds' registration statements and prospectuses filed with the SEC and disseminated to investors throughout the Class Period. The Fund Trustee Defendants were fiduciaries of investors in the Invesco Funds, and were responsible for managing the affairs of these funds in accordance with their fiduciary duties of care, loyalty, and good faith toward shareholders of the funds. These fiduciary duties included, among other things, the following: (i) being fully informed as to the management of the funds over which they served as trustees; (ii) ensuring that the various Invesco affiliates responsible for the day-to-day management of the funds, including the investment adviser, are acting consistent with the objectives of the funds, and in the best interests of fund shareholders; (iii) negotiating reasonable fees on an arms-length basis with those entities performing services on behalf of the funds, including the investment adviser; (iv) ensuring that policies and regulations concerning investment in the funds, including those prohibiting market timing and late trading, are enforced; and (v) otherwise safeguarding the best interests of fund shareholders. As detailed below, the Fund Trustee Defendants breached their fiduciary duties to the members of the Class by permitting the wrongful conduct alleged herein.

8. The Timer Defendants - Canary

42. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York was at all relevant times herein, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC and Canary Capital Partners, Ltd. (collectively, "Canary").

43. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey 07094.

44. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey 07094.

45. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

46. Throughout the Class Period, Invesco and its subsidiaries entered into agreements with Stern and Canary that permitted them to engage in the improper market timing and late trading of the Invesco Funds, including but not limited to the Invesco Dynamics Fund, the Invesco Technology Fund and the Invesco International Blue Chip Fund, at the expense of ordinary long-term Invesco investors, such as Lead Plaintiff and the other members of the Class.

9. The Facilitator Broker Defendants

47. Defendant Ryan Goldberg ("Goldberg") was employed by Brean Murray & Co., Inc. ("Brean Murray") and was actively involved in the market timing activities alleged herein. Specifically, Goldberg offered additional market timing capacity in the Invesco Funds to various market timers, including Canary. In the summer of 2001, defendant Goldberg opened accounts for Canary at Brean Murray for the express purpose of market timing mutual funds, including the Invesco Funds.

48. Defendant Michael Grady ("Grady") was also employed by Brean Murray and was also actively involved in the market timing activities alleged herein. Specifically, Grady, along with defendant Goldberg, offered market timing capacity in the Invesco Funds to various market timers, including Canary. In the summer of 2001, along with defendant Goldberg, Grady

opened accounts for Canary at Brean Murray for the express purpose of market timing mutual funds, including the Invesco Funds.

49. Defendant Citigroup, Inc. ("Citigroup") is the ultimate parent of the Salomon Smith Barney defendants named herein. Citigroup is incorporated in Delaware and its principal executive offices are located at 399 Park Avenue, New York, New York 10043.

50. Defendant Citigroup Global Markets Holdings Inc. ("Citigroup Global"), f/k/a Salomon Smith Barney Holdings Inc., operating through its subsidiaries, is a full-service investment banker and securities brokerage. Citigroup Global is a subsidiary of Citigroup and the sole parent of defendant Salomon Smith Barney, Inc. Citigroup Global is incorporated in New York with its principal executive offices at 388 Greenwich Street, New York, New York 10013.

51. Defendant Salomon Smith Barney, Inc., now known as Citigroup Global Markets, Inc, and doing business as Smith Barney Asset Management ("SBAM"), is registered as an investment adviser under the IAA. SBAM is located at 399 Park Avenue, New York, New York 10022. SBAM is also a registered broker-dealer and employer of broker-dealers and financial advisers. SBAM's broker-dealer operations are located at 388 Greenwich Street, New York, New York 10013.

52. Defendants Citigroup, Citigroup Global and SBAM shall be referred to herein collectively as "SSB Defendants."

53. Defendant Morgan Stanley DW ("Morgan Stanley"), a broker-dealer registered with the SEC pursuant to Section 15 of the Exchange Act since 1968, is a subsidiary of the publicly traded entity Morgan Stanley. Morgan Stanley is also a member of the National

Association of Securities Dealers ("NASD"). Morgan Stanley DW's principal offices are located at 825 Third Avenue, New York, New York.

54. Defendant Anna Brugman is the wife of defendant Michael Brugman and, along with her husband, used his position at Invesco to provide market timing capacity in the Invesco Funds to select investors. In return for providing the market timing capacity, Anna Brugman, along with her husband, received substantial consulting fees from the market timers, calculated as a percentage of the capacity they sold.

55. Defendant ANB Consulting, LLC ("ANB Consulting") is a limited liability corporation located in Mount Kisco, New Jersey. ANB Consulting was established by defendants Michael and Anna Brugman and its sole business during the Class Period was negotiating and providing market timing capacity to timers, including Canary.

56. Defendant Kaplan & Co. Securities Inc. ("Kaplan"), a Florida corporation, is a registered investment adviser and broker-dealer headquartered at 150 East Palmetto Park Road, Suite 150, Boca Raton, Florida 33432. Throughout the Class Period, Kaplan negotiated and provided market timing capacity to various timers, including Canary in Invesco and other mutual fund families.

10. <u>The Clearing Broker Defendants</u>

57. (a) Defendant Security Trust Company, N.A., ("Security Trust"), was based in Phoenix, Arizona. Security Trust was instrumental in facilitating market timing of the Invesco funds by certain hedge funds, which were permitted to use the firm's electronic trading platform to execute late trades and engage in market timing. On October 29, 2003, the Federal Reserve ordered Security Trust to cease operations. Security Trust was not a publicly held company, it did not hold deposits, and it was not registered with the SEC in any capacity. Security Trust was

bought by American Stock Transfer & Trust Company of New York and is now called AST Trust Co.

(b) On November 24, 2003, the SEC filed a complaint in the United States District Court for the District of Arizona alleging that Security Trust committed securities fraud, in violation of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and for violating Rule 22c-1 promulgated under Section 22(c) of the ICA. Security Trust was an uninsured national banking association that provided trust and custody-related services to high net-worth individuals, private trusts and entities, and retirement plans and their administrators. As of August 31, 2003, Security Trust held $12.9 billion in assets under administration.

58. Defendant Grant D. Seeger ("Seeger") was Security Trust's CEO from 1998 until his resignation on October 5, 2003. Seeger established relationships with various hedge funds, including Canary, negotiated increased fees for Security Trust, and actively facilitated the late trading and market timing in the Invesco Funds by various market timers, including Canary.

59. Defendant JB Oxford Holdings, Inc., a Utah corporation located in Beverly Hills, California, is a holding company that provides clearing and execution services and discount brokerage services. JB Oxford Holdings, Inc, is the parent of JB Oxford & Co. and defendant National Clearing Corporation. Through its subsidiaries, JB Oxford Holdings, Inc., entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the Invesco Funds.

60. Defendant National Clearing Corporation ("NCC"), a wholly-owned subsidiary of defendant JB Oxford Holdings, Inc., is located in Beverly Hills, California. NCC is a broker-dealer registered with the SEC. Prior to April 2003, JB Oxford Holdings, Inc. had one

subsidiary, JB Oxford & Co. On or about April 2003, JB Oxford & Co. was reorganized into two subsidiaries – JB Oxford & Co., which served as a retail brokerage firm, and defendant NCC, which served as a clearing firm. Defendant NCC clears transactions for correspondent brokers, including JB Oxford & Co., hold funds and securities for JB Oxford & Co., and handles institutional business previously handled by JB Oxford & Co. NCC entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the Invesco Funds. Through its participation in the late trading and market timing activity alleged herein, defendant NCC realized almost $1 million in proceeds from compensation arrangements with its customers who engaged in late trading and market timing and allowed those customers to reap at least $8 million in profits at the expense of long-term mutual fund shareholders. Defendant NCC is the current name of the entity engaged in the market timing and late trading activity alleged herein.

61. Defendant James G. Lewis ("Lewis") was a member of the board of directors, the President and Chief Operating Officer ("COO") of JB Oxford Holdings, Inc. from 1999 until his resignation in April 2004. Lewis was President and CEO of JB Oxford & Co. and NCC from 1999 until his resignation in December 2003. Lewis, along with defendant James Y. Lin, negotiated the agreements by which NCC enabled its customers to engage in late trading.

62. Defendant Kraig L. Kibble ("Kibble") has been defendant NCC's Director of Operations since September 2002. From January 2002 until his promotion in September 2002, defendant Kibble was the Assistant Vice President of Operations. In his position as the Assistant Vice President of Operations, defendant Kibble supervised NCC's mutual fund department and oversaw the trading by NCC's customers. Throughout 2002 until August 2003, Kibble reported

to defendant Lewis. Defendant Kibble transmitted and approved the transmittal of NCC's customers late trades to the mutual fund complexes, including Invesco.

63. Defendant James Y. Lin ("Lin") has been the Vice President of Correspondent Services at JB Oxford & Co. and NCC since at least May 2002. In that position, defendant Lin is responsible for attracting additional correspondent brokers and negotiating clearing agreements between those brokers and NCC. From at least May 2002 through December 2003, Lin reported directly to defendant Lewis. Defendant Lin, along with defendant Lewis, negotiated the agreements by which NCC enabled its customers to engage in late trading.

64. Defendant Bank of America Corporation ("BOA") is a Delaware corporation with its principal offices located at 100 North Tyron Street, Charlotte, NC 28255

65. Defendant Banc of America Securities LLC, ("Banc of America") is a registered broker-dealer and affiliate of BOA.

66. Defendant Theodore C. Sihpol, III was employed as a broker in the New York office of defendant Banc of America's Private Client Services ("PCS") high net-worth group and was actively involved in the market timing activities alleged herein. Specifically, defendant Sihpol facilitated the market timing and late trading transactions through Bank America. In March 2004, defendant Sihpol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities.

67. Defendants BOA, Banc of America and Sihpol are collectively referred to herein as the "Bank of America" defendants.

68. Throughout the Class Period, Bank of America facilitated market timing in the Invesco Funds, including timing by Canary, among others. For example, as early as 2001, Bank of America: (1) provided Canary with a state-of-the-art electronic late trading platform, allowing

it to trade late in the hundreds of mutual funds that the bank offers to its customers, including the Invesco Funds; (2) provided Canary with approximately $300 million of credit to finance this late trading and market timing activity in the hundreds of mutual funds that the bank offers its customers, including the Invesco Funds; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped, including the Invesco Funds. All of this activity was coordinated through Bank of America broker, defendant Theodore C. Sihpol, III.

69. Defendant Bear Stearns & Co., Inc. ("BSC") is a global investment bank and securities trading and brokerage firm, with its principal executive offices located at 383 Madison Avenue, New York, New York 10179.

70. Defendant Bear Stearns Securities Corp., ("BSS") is a Delaware corporation with its principal offices located at 383 Madison Avenue, New York, New York 10179. BSS is a broker-dealer and affiliate of BSC.

71. Defendants BSC and BSS are collectively referred to herein as the "Bear Stearns" defendants.

72. Defendant Charles Schwab & Co. ("Charles Schwab") is a Delaware corporation with its principal offices located at 120 Kearny, 4th Floor, San Francisco, California 94104.

73. Defendant Credit Suisse First Boston (USA) Inc. ("CSFB") is a Delaware corporation with its principal offices located at Eleven Madison Avenue, New York, NY 10010. CSFB facilitated mutual fund market timing and late trading transaction, through its clearing platform, commonly known as "Pershing."

74. Defendant Prudential Financial, Inc. is a New Jersey corporation with its principal offices located at 751 Broad Street, Newark, New Jersey 07102.

75. Defendant Prudential Securities, Inc. is a Delaware corporation located at One New York Plaza, 199 Water Street, New York, New York 10292. Prudential Securities, Inc., is a broker-dealer and an affiliate of Prudential Financial, Inc.

76. Defendants Prudential Financial, Inc. and Prudential Securities, Inc. are collectively referred to herein as the "Prudential" defendants.

77. Defendants Citigroup, Citigroup Global and SSB are collectively referred to herein as the "SSB" defendants.

78. Defendants Bank of America, Bear Stearns, Charles Schwab, CSFB, Prudential, STC and SSB are collectively referred to herein as the "Clearing Broker" defendants. As explained in detail below, the Clearing Broker defendants participated market timing and late trading by transacting wrongful trading activity across the mutual fund industry, including Invesco, and by engineering and implementing market timing and late trading strategies and schemes for the Timer defendants and their brokers. The Clearing Broker defendants earned substantial fees and other compensation for their participation in the wrongful mutual fund trading schemes described in detail herein.

11. The Financier Defendants

79. Defendant Canadian Imperial Bank of Commerce ("CIBC") is a Canadian corporation with offices in the United States located at 425 Lexington Avenue, New York, NY 10017. CIBC is a large integrated financial services institution based in Toronto, Canada with worldwide operations.

80. Defendant JP Morgan Chase and Co. ("JPM"), a Delaware corporation, with its principal offices located at 270 Park Avenue, New York, New York 10017.

81. Defendants CIBC and JPM, together with previously named defendants Bank of America, Bear Stearns and CSFB (in their capacities as financiers of market timing and late

trading), are referred to collectively herein as the "Financier" defendants. As explained in detail herein, during the Class Period the Financier defendants were lenders to market timers and late traders, including Canary for the purpose of market timing and shorting mutual funds, including Invesco mutual funds.

12. The John Doe Defendants

82. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the above-named defendants in the widespread unlawful scheme alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to participate in the market timing and late trading activities detailed herein. Lead Plaintiff will amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

IV. FACTUAL ALLEGATIONS

A. Overview of Market Timing/Late Trading Practices

1. Background Information And The Forward-Pricing Rule

83. Market timing and late trading opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds are priced daily, based on their NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. Eastern Time ("ET") each day (the close of trading on the New York Stock Exchange ("NYSE")), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets

with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

84. Since Invesco Funds shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

85. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides as follows:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security ***which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security . . .***

(emphasis added)

86. Under Rule 22c-1, (also known as the "forward-pricing rule"), mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the NYSE. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 p.m. information" prior to making an investment decision. Further, an investor who can avoid forward-pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes

for significant news such as a positive earnings announcement, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk.

2. Subverting The Forward-Pricing Rule Through Market Timing And Late Trading

87. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases shares, still might not incorporate all public information. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. ET. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the stale Japanese prices, and thus the overall fund's NAV will be artificially low.

88. Market timing is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund described above, at the stale price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

89. Market timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the NYSE closing time can render the fund's NAV stale, and thus open to being timed.

B. Material Misstatements And Omissions In The Invesco Prospectuses Concerning Market Timing

90. Throughout the Class Period, in connection with the offering of the Invesco Funds, the Invesco Registrants filed with the SEC and released to the public numerous registration statements incorporating prospectuses, prospectus supplements and/or amendments thereto covering the sale of these Invesco Funds to the public. A complete list of the registration statements, prospectuses, prospectus supplements, and amendments thereto filed during the Class Period is attached as Appendix B. Collectively, the registration statements and prospectuses described above, and listed individually by the Invesco Registrant in Appendix B, are referred to as the "Invesco Prospectuses."

91. Each of the prospectuses referred to above failed to disclose that Invesco permitted market timing and late trading in its mutual funds. To the contrary, these prospectuses warranted that Invesco prohibited the rapid in and out trading required for successful market timing. For example, the Invesco Prospectuses issued throughout the Class Period uniformly contained the following disclosure regarding rapid trading:

> You may make up to four exchanges out of each Fund per twelve-month period . . .
>
> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund and its shareholders. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least 60 days prior to the effective date of the change . . .

92. The Invesco Prospectuses also assured investors that late trading in its funds was strictly prohibited:

> All purchases, sales and exchanges of Fund shares are made by INVESCO at the NAV next calculated after INVESCO receives proper instructions from you to purchase, redeem or exchange shares of a Fund. Your instructions must be received by INVESCO no later than the close of the NYSE to effect transactions at that day's NAV. If INVESCO hears from you after that time, your

> instructions will be processed at the NAV calculated at the end of the next day that the NYSE is open. . .
>
> TO BUY SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE THE CLOSE OF THE NYSE, NORMALLY 4:00 P.M. EASTERN TIME.

(emphasis in original)

93. Each of the representations referred to above was materially false and misleading, or omitted to state facts necessary to make the statements made, in light of the circumstances in which they were made, not misleading. Specifically, defendants failed to disclose that: (a) the Invesco Defendants had entered into agreements permitting select investors to time their trading of Invesco Funds shares; (b) pursuant to these secret agreements, or "Special Situations," the select investors, including Canary, Brean Murray and others, regularly timed the Invesco Funds; (c) defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs, thereby harming the Invesco Funds' actual performance; (d) the amount of compensation paid by the Invesco Funds to Invesco, because of the increased net assets under management due solely to the illegal market timing funds and "sticky assets" deposited by the timers into the Invesco Funds, provided substantial additional compensation to Invesco by the Invesco Funds and its shareholders, including Lead Plaintiff and other members of the Class; and (e) pursuant to these agreements, the Invesco Defendants benefited financially at the expense of the Invesco Fund investors, including Lead Plaintiff and other members of the Class.

C. Defendants' Knowledge Of And Direct <u>Participation In The Wrongful Conduct</u>

94. Investigations by Lead Plaintiff, federal regulators and journalists across the country, as well as interviews with Timing Witness #1, have uncovered a well-organized,

systematic approach to market timing and late trading in the Invesco Funds throughout the Class Period involving the most senior levels of Invesco management. Ordinary investors were never informed of these arrangements nor the preferential treatment granted to certain investors. Rather, defendants expressly represented that such arrangements were prohibited and publicly marketed the Invesco Funds as long-term investments. Specifically, Invesco never disclosed that it expressly permitted numerous investors to make as many as 80 exchanges within a twelve-month period. Likewise, defendants could not have concluded that the massive timing activity was "in the best interests" of the fund and its shareholders. As described in more detail below, the defendants knew that the market timing and late trading in Invesco Funds, which involved billions of dollars in timing assets, was damaging the Invesco Funds and its ordinary shareholders.

1. Invesco's "Special Situations"

a. Overview

95. Beginning as early as 1986, Invesco developed formal policies and procedures for approving and monitoring the market timing arrangements, known internally at Invesco as "Special Situations." As admitted by defendant Legoski, the head of Invesco's timing desk, in a May 17, 2002 email regarding the "Special Situation" policy, "I have been working with this type of business since 1986. If done correctly this kind of business can be very profitable."

96. Similarly, in October 2001, defendant Legoski circulated a detailed memorandum within Invesco setting out the criteria for acceptance in the Invesco timing program, and attributing many of these policies to Invesco's CEO, defendant Cunningham. Indeed as detailed below, Cunningham himself met with known market timers on numerous occasions to negotiate timing arrangements, including the compensation paid to Invesco for permitting timing. The Invesco Individual Defendants, including Cunningham, also required that the "Special

Situations'" assets be maintained in the Invesco Cash Reserves Fund when not timing any of the other Invesco Funds to maintain these assets under management, thereby generating fees on the assets for the exclusive benefit of Invesco.

97. By the summer of 2002, the "Special Situations" had proven extremely profitable to Invesco. According to a January 2003 memorandum circulated to Cunningham, the amount of timing assets in the Invesco Funds had grown to more than $900 million by the summer of 2002. By January 2003, Invesco had thirty-three "Special Situations" authorized to time Invesco Funds. Further, Cunningham received another memorandum in June 2003 that identified 28 registered investment advisers who had traded in excess of the four exchanges per year rule, including one with 82 round-trips in the Small Company Growth Fund in a single year. Nevertheless, the Invesco Individual Defendants continued to negotiate and implement "Special Situations" for the purpose of timing Invesco Funds.

98. Despite their knowledge of the harm caused by market timing, defendants never attempted to eliminate this activity. Rather, Invesco focused on concentrating and coordinating the timing activity to maximize its profits from fees generated by the timing.

99. Invesco also created additional arbitrage opportunities for certain of its "Special Situations" by allowing late trading in the Invesco Funds, in violation of the forward-pricing rule and its stated policies. As explained above, the forward-pricing rule requires that in order to receive the NAV calculated as of 4:00 p.m. ET, an order had to be placed by the NYSE closing. Invesco, however, permitted its "Special Situations" to trade the Invesco Funds after the NYSE close, with the benefit of information that would impact the following day's NAV. For example, according to a copy of one evening's sell orders, Invesco allowed one timer to sell at least $90 million of shares in Invesco Dynamics fund and $23 million of shares of the Invesco Health

Sciences Fund more than 2 hours after the NYSE close, at that day's NAV rather than the next day's. These late trading transactions allowed the timer to avoid a significant drop in the price of the two funds, which was borne by innocent, long-term investors. According to Timing Witness #1, Invesco "never complained about late trading, EVER."

b. Specific Examples Of Timing At Invesco

(1) Canary

100. Beginning in the spring of 2001, defendant Canary and its principal, Edward Stern, were offered $20 to $50 million in timing capacity in the Invesco Dynamics Fund. According to Timing Witness #1, Canary met with defendant Brugman, in the spring of 2001 at 21 Club in New York, during which representatives of Canary provided Brugman with a list of its "preferred" funds for market timing, including international funds. After receiving Brugman's consent, on behalf of Invesco, to time certain of these funds, Canary deposited $50 million in the Invesco Cash Reserves Fund and, shortly thereafter, began market timing.

101. Invesco soon offered Canary increased timing capacity in its funds. On May 16, 2001, Invesco offered Canary $60 million in additional capacity in the Invesco Dynamics Fund, Invesco Telecommunications Fund and Invesco Health Sciences Fund, and offered additional funds for timing as well.

102. Shortly thereafter, according to Timing Witness #1, Brugman began to use his wife, Anna Brugman, as an intermediary to sell timing capacity in Invesco fund, in return for substantial commissions.

103. The Brugmans established ANB Consulting, LLC ("ANB Consulting"), the sole business of which was negotiating and providing market timing capacity. In return for this capacity, Canary paid ANB Consulting 12 basis points (.12%) of the total timed assets, which amounted to in excess of $150,000 per month during the Class Period.

104. Invesco also provided Canary with timing capacity in its off-shore funds. Specifically, Invesco's CEO of its off-shore funds, Michael Young, met with representatives of Canary in London and agreed to waive the 300 basis point (3%) transaction fee charged to other investors to make the offshore funds more attractive for timing activity. In return for this arrangement, Canary paid a 10 basis point (.10%) fee that went directly to the Investment Adviser, Invesco.

105. Invesco also permitted Canary to increase the timing activity in its domestic funds. By the spring of 2002, Canary had in excess of $100 million in timing assets in the Invesco Dynamics Fund, with the full knowledge and acquiescence of the Invesco Individual Defendants.

106. During the two-year period from June 2001 to June 2003, Canary made 141 exchanges in the Invesco Dynamics Fund totaling over $10.4 billion – more than twice the overall amount of the Dynamics Fund. In sum, the annual turnover rate in the Dynamics Fund in 2002 was more than 6000% – a direct result of the timing activity by Canary and the other "Special Situations."

(2) Brean Murray

107. Another "Special Situation" permitted to time the Invesco Funds during the Class Period was Brean Murray and its principals, defendants Golberg and Grady. As detailed in a March 3, 2003 overview of "Special Situations" and Timing Money" prepared by defendant Legoski, Brean Murray had approximately $56 million in timing funds at Invesco during the Class Period. In addition, Brean Murray, and Goldberg and Grady also arranged for additional Invesco timing capacity that they sold to other timers. As compensation for the timing capacity negotiated, Brean Murray charged "wrap fees" to these timers totaling as much as $50,000 per month during the Class Period. For example, the September 2001 wrap fees charged to Canary

by Goldberg and Brady, through Brean Murray, were $54,824 on total assets of $127,325,625, including significant assets in the Invesco Funds.

2. Facilitator Broker Defendants' Participation In The Wrongful Conduct

a. Overview

108. Throughout the Class Period, the Facilitator Broker Defendants acted as "middlemen" between the Invesco Complex and the market timers, collecting substantial fees from both sides. Specifically, these brokers negotiated for and obtained timing capacity from Invesco, and then sold this capacity to market timers. In return, the brokers received substantial fees and other compensation both from the timers and from Invesco, as a percentage of the assets invested in the timed funds. These same brokers then leveraged their relationship with Invesco by steering additional, long-term investors into the timed funds, without disclosing to these investors either the market timing and late trading activity, or the adverse impact that these activities had on long-term investors.

b. Examples Of The Wrongful Conduct

(1) Salomon Smith Barney

109. For example, Invesco was part of Salomon Smith Barney's "Strategic Partners Program," wherein Invesco paid SSB monies in addition to existing up-front commissions, 12b-1 trailing commissions paid after the initial sale, shareholder servicing fees and account maintenance fees. Through the market timing and late trading activities, and the resultant large infusions of cash paid by investors, including Lead Plaintiff and other members of the Class, Invesco gained significant sums that it used to steer investors into the Invesco Funds, thus further increasing the net assets under management and the fees collected on those assets. Pursuant to

the Strategic Partners Program, Invesco made these additional payments to SSB in exchange for SSB directing its clients, and the market timers, into the Invesco Funds.

110. As described above, in return for these payments in SSB's supermarket of funds, Invesco received: (i) identification of Invesco funds on an internal list distributed to all SSB brokers over the SSB's corporate intranet; (ii) a higher profile in SSB's sales system than non-participating fund complexes, including procedures making it easier for SSB brokers to process sales of shares in participating funds than non-participating funds; and (iii) the ability to market Invesco funds directly to SSB brokers.

111. These practices were intimately connected to the market timing and late trading activities throughout the mutual fund industry, including Invesco. In particular, Invesco paid improper fees to brokers and brokerage firms, including SSB, to attract additional market timing assets to the fund complexes. Moreover, the increased transaction costs incurred by Invesco as a direct result of the sophistication required of the portfolio managers to accommodate the market timing activity resulted in excessive management and advisory fees being charged to the innocent long-term investors, including Lead Plaintiff and the other members of the Class.

(2) Morgan Stanley

112. Invesco also paid Morgan Stanley to bring market timers into the Invesco Funds. Specifically, Morgan Stanley negotiated timing capacity in the Invesco Funds directly with Invesco, and would then market and sell that capacity to market timers in exchange for the fees paid to Morgan Stanley by Invesco. Indeed, according to a November 20, 2003 article in the Miami Herald, Invesco entered into arrangements with Morgan Stanley, whereby Invesco paid excess fees in return for additional "shelf space." Invesco never disclosed the nature of these payments to its investors.

(3) Kaplan & Co. Securities

113. Throughout the Class Period, Kaplan negotiated and obtained timing capacity from Invesco, and then sold this capacity to market timers, including Canary. Specifically, Kaplan provided timing capacity to Canary in the Invesco European Fund, among others. Indeed, Kaplan brokered as much as $1 million in timing capacity in Invesco Funds for Canary. In return, Kaplan received substantial fees and other compensation from the timers, including Canary. Moreover, many of Kaplan's transactions were cleared by defendant Bear Stearns.

3. The Clearing Broker Defendants' Participation In The Wrongful Conduct

a. Overview

114. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing platforms for market timing and late trading, was central to the success of the Trader and Broker defendants' scheme. During the Class Period, many of the largest financial firms in the country, including defendants Bank of America Corp. and Banc of America Securities LLC, Bear Stearns, Charles Schwab, CSFB, Security Trust Company and Prudential acted as key conduits of the market timing/late trading activities described herein. The Clearing Broker defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Broker defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

115. The Clearing Broker defendants disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Broker defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed market timers to

scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades over a wide variety of fund complexes. Other Clearing Broker defendants, such as Bear Stearns and Bank of America, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions themselves, while the Clearing Broker defendants captured the resulting fees and commissions.

116. The Clearing Broker Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions (including contingent deferred sales charges, or "CDSC's") they received for processing the market timer and late trading transactions. The Clearing Broker defendants also benefited from their role as the executors of market timing and late trading by leveraging various *quid pro quo* benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Broker Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming the long-term Invesco investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

b. Examples Of The Wrongful Conduct

(1) Bear Stearns

117. Throughout the Class Period, Bear Stearns, in its role as a clearing broker-dealer, facilitated market timing throughout the mutual fund industry. Bear Stearns actively facilitated the illegal trading of mutual funds by knowingly permitting its affiliated broker-dealers to execute market timing and late trades over its clearing platform. Bear Stearns' illegal use of its platform involved trading in several mutual fund complexes, including at least Alliance, Fremont, Invesco, MFS, PBHG, Pimco, and Van Eck. Moreover, Bear Stearns' employees

expressly approved this trading, and actively communicated with various market timers and mutual fund firms to further the illegal trading via the firm's platform.

118. Bear Stearns knowingly facilitated the market timing and late trading through a network of broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included Brean Murray and Kaplan & Co., which had core businesses of market timing mutual funds on behalf of hedge fund clients. Additionally, certain in-house broker-dealers at Bear Stearns were known to use its platform for illegal trading.

119. Specifically, senior Bear Stearns' employees approved the use of the firm's trading platform for this purpose. For instance, during the Class Period, representatives of Brean Murray met with Michael Zackman of Bear Stearns to specifically discuss arranging market-timing and late-trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). The MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

120. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the NAV set as of 4:00 p.m. ET. Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators. For example, the time stamp function on the MFR System was disabled so that there was no record of the when the late trades were placed.

121. Similarly, senior managers at Bear Stearns assured market timers that it permitted illegal late trading over its platform. For example, according to Timing Witness #1, in 2000, a

representative of Canary met with a Bear Stearns introducing broker-dealer, Kaplan & Co., who had direct access to Bear Stearns' clearing platform, and expressly approved Canary's use of Bear Stearns's trading platform for its illegal trading activity.

122. Additionally, Bear Stearns provided financing to certain market timers to further facilitate their illegal late trading, including Trout Trading Management Co., ("Trout") a hedge fund engaged in market timing and late trading.

123. Bear Stearns profited from its participation in the wrongful conduct through the receipt of commissions and fees generated from timers trading over the firm's platform. Bear Stearns also profited from the various other arrangements extended to timers, including financing of the wrongful conduct.

(2) Bank of America

124. Like Bear Stearns, Bank of America and its affiliates provided various timers, including Canary, with an electronic trading system that facilitated the market timing and late trading scheme. Beginning in 2001, Bank of America: (1) installed state-of-the-art electronic late trading platform at various timers, including Canary, allowing it to trade late as late as 8:30 p.m. ET in the hundreds of mutual funds that the bank offered its customers; (2) provided Canary with approximately $300 million of credit to finance its late-trading and market timing activity in the hundreds of mutual funds that Bank of America could access by virtue of its size and power; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped. As a result, Canary became one of Bank of America's largest customers.

125. Bank of America profited greatly from the fees generated by Canary's trading. Both Canary and Bank of America made tens of millions of dollars through the late trading and timing activity, all of which was coordinated through Bank of America's private client services group, with the knowledge and consent of many of its senior executives, across various Bank of

America divisions. Furthermore, Canary agreed to leave millions of dollars of "sticky assets", with Bank of America bond funds on a long-term basis and paid Bank of America substantial fees, often over a million dollars per month.

126. Both Canary and the of Bank of America defendants that serviced Canary made tens of millions of dollars through late trading and market timing. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

(3) Security Trust Company

127. Market timers, including Canary, obtained additional capacity from intermediaries, including defendant Security Trust, an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. Security Trust gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. ET. So profitable was this opportunity that Security Trust ultimately demanded, and received, a percentage of Canary's profits.

128. Security Trust was originally established in 1991 by defendant Seeger as Security Investment Management & Trust to engage in securities sales to private custodial accounts. In 1998, however, Security Trust's business shifted to serving as a custodian for retirement plans and their third party administrators ("TPA's"). Ultimately, Security Trust developed an electronic trading platform that allowed retirement plan participants to trade mutual funds in a single day. The platform relied upon Security Trust's access to an interface sponsored by the National Securities Clearing Corporation ("NSCC") that enabled simultaneous trading in thousands of mutual funds through an NSCC subsidiary corporation known as Contribution Clearance & Settlement.

129. Security Trust's trade processing involved several steps. First, retirement plan sponsors collect orders for the purchase and sale of mutual fund shares from plan participants during the day and then "shut off" the participants' ability to enter trading orders at 4:00 p.m. ET. Thereafter, by approximately 6:30 p.m. ET, Security Trust provided to its TPA clients a filing showing that day's NAV for all mutual funds that could be traded through its platform, including Invesco Funds. TPAs then created a trade file listing the trades for all plan participants and delivered this file electronically to Security Trust by approximately 9:00 p.m. ET. Security Trust processed these files through internal, proprietary databases and sent them electronically to NSCC in a single, consolidated file. NSCC then executed and settled the trades with the various mutual funds, and provided confirmations to Security Trust that are forwarded to the TPAs.

130. In April 2000, representatives of Canary contacted Seeger regarding Security Trust's ability to provide market timing capacity and late trading in various mutual funds, including the Invesco Funds. During these discussions, Canary's representatives learned that because of Security Trust's trade processing procedures for TPA's, they could submit trades through Security Trust as late as 9:00 p.m. ET and without paying the proper, pre-NYSE-close NAV for the mutual funds.

131. In May 2000, Canary opened several accounts at Security Trust to test its ability to trade through Security Trust's platform. After confirming its ability to trade through Security Trust's platform, from May 31, 2000 to July 10, 2003, Canary effected mutual fund trades at Security Trust in 397 mutual funds, including the Invesco Funds, through 22 master accounts and 136 sub-accounts. Almost 99% of these trades were transmitted through Security Trust after 4:00 p.m. ET; and almost 82% were sent to Security Trust between 6:00 p.m. and 9:00 p.m. ET. To make the accounting of these trades easier, Security Trust set Canary up with an electronic

trading system called "Advent," which made the accounting much easier than having manual blotters for the trades. According to Timing Witness #1, Canary's trading at Security Trust peaked at about $200-$300 million in assets.

132. Canary's timing of the Invesco Funds was extremely profitable for both Canary and the Invesco defendants. The Invesco defendants pocketed millions of dollars in management fees on the timing and "sticky asset" money invested by Canary in the Invesco Funds. Meanwhile, Canary's market timing strategy allowed it to pocket millions of dollars in profits in an otherwise declining market. For example, Canary pursued a hedging strategy while it timed the Dynamics Fund, allowing Canary to take advantage of the fund's losses. During a two-year period, Canary realized profits of $50 million in its timing of the Dynamics Fund, a return of almost 110% on its investment. During this same period, however, ordinary investors in the Dynamics Fund lost 34%.

(4) <u>J.B. Oxford</u>

133. From at least June 2002 until September 2003, defendant JB Oxford & Company, through its subsidiary, NCC, facilitated over 12,000 late trades by select customers in more than 74 mutual fund families and over 600 mutual funds, including, upon information and belief, Invesco mutual funds. Through its participation in the late trading and market timing schemes, defendant NCC realized almost $1 million in proceeds from compensation agreements with its customers who reaped at least $8 million in profits at the expense of ordinary, long-term shareholders.

134. Defendants Lewis and Lin negotiated the agreements by which NCC enabled its customers to engage in late trading activities. Defendant Kraig L. Kibble transmitted and approved transmittal of late trades to the mutual funds. Specifically, in May 2002, Lewis began negotiating NCC's first arrangement with a customer for late trading activities. During the

meeting, the customer expressed an interest in late trading, explaining that they were permitted to submit trades to one clearing firm until 7:00 p.m. ET. Following the meeting, Lewis directed Kibble to research NCC's cut-off time for mutual fund order entry. Following Kibble's report to Lewis that NCC could submit trades until 6:50 p.m. ET, Lewis responded in an e-mail, "this is great news! I will tell them we need preliminary [orders] during the day and final orders by 6:30 pm EST; and no fee on no load; and we will continue working on getting a later time entry on orders. I will tell them we want $25 MM to start and would like to do more . . . ."

135. NCC entered into an agreement with this customer, called a mutual fund procedural agreement, that was used as the template for each successive agreement that NCC entered into with future customers. Specifically, the contract provided that: "Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time . . . Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time, which shall be deemed made upon oral or written verification." Defendant Lewis signed the first such agreement on behalf of NCC on May 30, 2002.

136. Each subsequent agreement entered into by NCC with its customers was virtually identical to the first agreement negotiated and signed by defendant Lewis. The first agreement required the customer to pay NCC 90 basis points (.9%) of assets under management for the right to engage in late trading. Subsequent customers paid 100 basis points (1%) for the ability to late trade. Defendant Lin negotiated additional late trading arrangements with at least four of NCC's customers. As of September 25, 2002, Lin had opened accounts through which late trading was to occur worth over $40 million.

137. Moreover, through email communications on August 2, 2003 and August 8, 2003, defendant Lewis approved overtime pay for personnel who were necessary to enter late trades. Thereafter, on September 3, 2003, in response to a suggestion by an employee that the customers submit their trades earlier in the day, Lewis sent an email to Kibble stating, ". . . as a matter of practice, we discussed a 5 pm PACIFIC cut-off for trades, if we want to keep this business, we need to give our clients as much opportunity as possible to make money. We have a strategic advantage in our west coast location; we should not be trying to match NY, but being better on the westcoast [sic]. We have a great opportunity here and I would like a better explanation of why we can't deliver."

4. The Financier Defendants' Participation In The Wrongful Conduct

138. During the Class Period, market timing and/or late trading constituted a niche-business catered to by investment banks, including defendants JPM, CIBC, Bank of America, Bear Stearns and CSFB. The Financier defendants provided market timers and/or late traders with financing specifically designed for this purpose.

139. In some cases, the mutual fund family permitting the market timing and/or late trading arranged the financing by the investment banks for the market timers and/or late traders. In other cases, the market timers and/or late traders approached the investment banks for financing. Market timers and/or late traders openly discussed with the investment banks the purpose of the loans – to market time and/or late trade mutual funds – and often disclosed such purpose expressly in the financing documents. Loan agreements regularly specified collateral – sometimes fund concentration and market exposure – demonstrating that the Financier defendants knew they were providing financing to market timers and/or late traders. Many

financing agreements even required the timers to provide the Financier defendants with daily reports on their collateral and trading activity and/or open access to such records.

140. Among the market timing financing tools offered by the Financier defendants were "equity swaps," whereby market timers/late traders were actually allowed to manage accounts in the name of a Financier defendant pursuant to a written management agreement. The steps taken in a swap agreement were as follows: (i) the bank and the market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; (ii) the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account; (iii) the bank would have a subsidiary, often in London, perform the "swap" with the market timer/late trader; and (iv) the market timer/late trader would pay LIBOR +125-200 basis points to the bank subsidiary, which would pay the market timer/late trader the return on a reference index. For every $1 in collateral provided by the market timer/late trader, the bank would extend up $10 for trading.

D. Harm To Invesco Fund Investors

141. Market timing caused significant harm to ordinary long-term Invesco mutual fund investors in a variety of ways. For example, market timing caused "dilution," by not only depriving non-timer Invesco mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share

basis, lower than it would otherwise have been thus magnifying the losses experienced by other investors in the fund.

142. The harm to Invesco mutual fund investors from market timing extends beyond dilution. For example, as detailed above, successful market timing requires repeated, rapid trading of Invesco shares with significant amounts of cash which, in turn, dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by market timer redemptions can also lead to realization of taxable capital gains, or may result in managers having to sell stock into a falling market which impose costs on the fund's long-term investors.

143. Market timing at Invesco also harmed mutual fund investors by forcing portfolio managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers were therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs while at the same time leading to decreased investment performance and additional expenses.

144. Experts estimate that mutual fund investors, including Invesco shareholders, have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. University of South Carolina law

professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

145. Specifically, the Invesco defendants knew throughout the Class Period that the market timing and late trading in the Invesco Funds caused significant damage both to the Funds' performance and to its innocent long-term investors. In fact, internal memoranda throughout the Class Period identified and summarized the damage being caused by the massive timing activity. On every occasion, however, the Invesco defendants ignored the damage being caused to the innocent investors and, for their own benefit, allowed the wrongful conduct to continue.

146. For example, a December 12, 2002 internal email sent to James F. Lummanick ("Lummanick") noted that, "[t]he Dynamics Fund is whipsawed by large dollar amounts of timing activity. This fund is marketed to children and their families at the monthly Mutual Funds Saturday program at the Young American's Bank." Similarly, a February 12, 2003 Invesco email received by defendants Miller, Cunningham, Kolbe and Legoski complained that timing activity forced portfolio managers on one occasion to buy into a strong early rally and to sell into a weak market because of the timers.

147. In addition, a June 26, 2002 Invesco memorandum to Cunningham and Lummanick summarized the market timing activity in the Invesco Funds and indicated that, "this type of activity is not in the best interests of the other fund shareholders." Again, on October 3, 2002, Miller wrote to Legoski, copying Cunningham and Kolbe, informing them that, "[m]arket timing is killing the legitimate shareholders of [the Dynamics and Technology] funds."

148. A January 15, 2003 memorandum from Lummanick to defendant Cunningham not only detailed the harm that the market timing caused to the members of the Class, but also

admitted that, "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy without notice to shareholders." The memorandum acknowledged that market timing at Invesco:

- increased the cash needs of funds;
- increased the amount of borrowing a fund must undertake;
- increased the costs due to increased trading transactions;
- increased the necessity to undertake cash hedging strategies by a fund; and
- created negative income tax consequences for ordinary investors, causing them to not only suffer lower returns, but to carry an extra tax burden as well.

149. The January 15, 2003 memorandum also indicated that a large amount of the timing activity involved the Invesco money market funds, forcing portfolio managers to adopt highly liquid investment strategies, which lowers performance. In addition, the memorandum stated that market timing caused fluctuation of fund assets by as much as 12% within a single day, causing artificially high accruals of expenses charged to long-term investors. The memorandum concluded that virtually every portfolio manager at Invesco would concede that they had to manage funds differently to accommodate market timers. Finally, the memorandum informed Cunningham that a high volume of market timing increased the risk that portfolio managers would make errors.

E. <u>The Failures Of The Trustee Defendants</u>

150. The ICA requires individual mutual funds to be governed by a Board of Trustees (the "Board"), and further requires, in most cases, that as many as 40% of the members of the Board be independent from and unaffiliated with the investment adviser or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the

management of the mutual funds is not dominated by the Fund Sponsor/Investment Adviser and that, instead, the fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the Investment Advisor and Administrator, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation to the services performed. Indeed, the Investment Company Institute ("ICI"), recently described the duties of mutual fund boards:

> Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.
>
> In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the mutual fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

151. Further, Section 15(c) of the ICA provides:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

152. Notably, Cunningham and Williamson filled dual roles subject to the obligations of ICA § 15(c), having acted both as a trustee of the Invesco funds and an officer of Invesco, the investment adviser to the Invesco Funds. Accordingly, Cunningham and Williamson were specifically obligated to disclose the market timing and late trading activity at Invesco to the other directors, and the other directors were likewise obligated to request such relevant

information. Cunningham and Williamson, however, did not request and/or disclose the relevant information, in violation of the provisions of 15(c) of the ICA.

153. In reality, the Boards of the Invesco Funds were dominated throughout the Class Period by Invesco and its affiliates, who not only controlled the nomination and appointment process, but also the fees that the purportedly independent trustees earned from serving on the fund boards. Indeed, the Boards of the individual Invesco funds did not even accept nominations from shareholders for membership during the Class Period, but instead only considered a slate of nominees proposed by Invesco. Further, the purportedly "independent" trustees, who fulfilled this role in addition to their full-time occupations, served on multiple Invesco fund boards, rendering it difficult to oversee the activities of the funds consistent with their fiduciary duties. These trustees were well-compensated for their service. Although these fees were purportedly set by the compensation committee of the board of each individual Invesco fund, the compensation levels were actually usually based upon the recommendations of Invesco. The fees themselves, however, were paid from deposits within the funds themselves.

154. Throughout the Class Period, Cunningham and Williamson, as well as the other directors and trustees, failed to adequately protect the interests of the Invesco Funds shareholders, to whom they owed duties of care and loyalty. As detailed herein, Cunningham and Williamson failed to fulfill their duties as a director and/or trustee of the Invesco Funds by failing to protect the interests of the Invesco Funds' shareholders from the market timing and late trading activities that were being marketed, negotiated and permitted by Invesco, all to the detriment of the shareholders they were entrusted to protect. Rather, Cunningham and Williamson favored their own interests, in return for compensation received by Invesco without adequate consideration of the interests of the Invesco Complex investors. Cunningham and

Williamson also failed to fulfill their duties by neglecting to detect and stop the illicit trading activities that pervaded the Invesco Funds throughout the Class Period.

155. In fact, the Trustee Defendants stood to gain financially from deferring to Invesco and the Invesco Individual Defendants. First, they benefited from their commitment and relationship with Invesco by serving on multiple boards of various Invesco Registrants and Invesco Funds. For example, the trustees earned as much as $115,000 in direct compensation for serving on the board of various Invesco Funds.

156. Further, throughout the Class Period the Invesco Prospectuses affirmatively represented that the Board of Directors or Trustees of each of the Invesco Funds was responsible for the management and supervision of each of the Invesco Funds. The Statements of Additional Information, which were incorporated by reference into the Invesco Prospectuses, contained similar language regarding the responsibilities of the Board of Directors or trustees of each of the Invesco Funds throughout the Class Period:

> The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered.

F. Defendants' Profits From The Unlawful Conduct

1. 12b-1 Fees

157. In 1980, the SEC promulgated Rule 12b-1 under the ICA, which permits an open-end mutual fund to pay expenses in connection with the distribution of its shares, "provided that any payments made by such company . . . are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing . . ." Rule 12b-1 further requires such a plan to be approved by a majority of the fund shares, as well as a majority of the "independent"

directors of the fund. The written plan must include not only the total dollar amount and percentage of average net assets under management used for distribution expenses, but also the manner in which such amount was spent on the following areas: (i) advertising; (ii) printing and mailing of prospectuses; (iii) compensation to underwriters; (iv) compensation to dealers; (v) compensation to sales personnel; and (vi) other uses for which funds were spent. As set forth in its release adopting Rule 12b-1, the SEC reasoned that mutual fund investors would benefit from the use of their funds to expand distribution, since such expenditures would encourage growth in the assets under management which, in turn, would foster economies of scale and ultimately reduce the expenses borne by individual investors.

158. Throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in Rule 12b-1 marketing and distribution fees "as a percentage of average annual net assets under management." The fees charged were at an annual rate of 25 basis points (.25%) of the fund's average daily net assets, computed daily and paid monthly.

159. As a direct result of the market timing and late trading activity detailed herein, the percentage of average annual assets under management was significantly increased by the influx of the timing assets of the "Special Situations." In fact, by the summer of 2002, over $900 million in timing assets were invested throughout the Invesco Funds, resulting in a substantial increase in the percentage of average annual assets under management. The Trustee Defendants and Invesco did not, however, reduce the 12b-1 fees. Rather, the Director Defendants continued to authorize, and Invesco continued to charge and collect, the same, or a greater, percentage of 12b-1 fees. By facilitating the market timing and late trading activities alleged herein, Invesco was able to profit substantially from the improper receipt of 12b-1 fees on the timing assets,

based upon the inclusion of the "Special Situations" cash infusions into the calculation of assets under management.

160. In particular, from 1998 to 2003, Invesco earned between $38 million and $87 million annually in revenues from 12b-1 fees charged to its long-term category of mutual funds alone. Similarly, between 1998 and 2003, Invesco earned between $32 million and $72 million annually in revenues from 12b-1 fees charged to its equity category of mutual funds. Moreover, in comparison to its direct distribution peers within the mutual fund industry during the Class Period, Invesco ranked in the bottom half, charging from 21 (.21%) up to 25 (.25%) basis points in 12b-1 fees to its equity and long-term categories of mutual funds.

2. Advisory And Management Fees

161. Throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in fees for the advisory services provided by Invesco to the Invesco Funds, which were charged as "a percentage of average annual net assets under management." Moreover, throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in management fees from the Invesco Funds, which were also calculated as "a percentage of average annual net assets under management." The actual fees charged were at an annual rate of 98 (.98%) to 132 (1.32%) basis points of the fund's average daily net assets. The fees were computed on a daily basis and paid monthly.

162. As detailed above, the influx of the illegal market timing and late trading assets from the over 32 "Special Situations" increased the average annual assets under management, thereby increasing the fees authorized by the Director Defendants and charged and collected by Invesco. The advisory services provided by Invesco on the assets of the "Special Situations" did not, however, justify the payment of advisory fees on the timing assets. In fact, as further

incentive to Invesco, the fees collected as a result of the increased assets under management, were collected without any additional advisory or management services being provided.

163. In addition, during the Class Period, the asset-weighted fees (calculated by weighing the total fees charged per fund within the Invesco fund complex in correlation to the total assets within each fund) charged and collected by Invesco in relation to its peer group of direct distribution mutual fund families, increased from the 50th percentile in 1998 to the bottom 25th percentile in 2003.

164. The fees charged by Invesco and paid by the Invesco Funds investors in the long-term investment category of the Invesco Funds were 103 (1.03%) basis points in 1998 and increased more than 25% to 132 (1.32%) basis points in 2003. Likewise, the fees charged by Invesco and paid by the Invesco Funds' investors in the equity category of the Invesco Funds were 101 (1.01%) basis points in 1998 and increased more than 25% to 131 (1.31%) basis points in 2003. These fees were computed on a daily basis and paid monthly. In sum, Invesco charged investors in its long-term category of funds $1.561 billion in total fees from 1998 to 2003.

165. In particular, from 1998 to 2003, Invesco earned between $185 million and $374 million annually in revenues from fees charged to its long-term category of mutual funds alone. Similarly, between 1998 and 2003, Invesco earned between $155 million and $308 million annually in revenues from fees charged to its equity category of mutual funds. Moreover, in comparison to its direct distribution peers within the mutual fund industry during the Class Period, Invesco ranked in the bottom half, charging from 98 (.98%) up to 132 (1.32%) basis points in fees to its equity and long-term categories of mutual funds.

166. As detailed above, by facilitating the market timing and late trading activities alleged herein, Invesco was able to profit substantially from the improper receipt of advisory and

management fees on the market timing assets, based upon the inclusion of the "Special Situations" cash infusions into the calculation of assets under management.

3. Invesco Derived Additional Profits From "Sticky Assets"

167. As an additional inducement for facilitating market timing and late trading, Invesco insisted upon the market timers maintaining "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles that assured a steady flow of fees to the manager. Often the "sticky assets" would be placed, and sit quietly, in low-risk money-market or government bond funds; but sometimes they would end up in a hedge fund run by the fund managers with a higher fee structure than the typical mutual fund, generating huge fees for the investment advisers and their affiliated entities. For example, in 2001 Canary deposited $50 million into the Invesco Cash Reserves Fund, where those assets generated fees for Invesco.

4. Shared Brokerage/Soft Dollar Arrangements

168. The improper fees derived from the increased assets under management due to the inclusion of the timing assets provided Invesco with additional money to pay for marketing, distribution, and unlawful shelf space arrangements. As detailed below, the improper fees charged and collected from the timing and late trading assets of the "Special Situations" provided Invesco the means to pay for shared brokerage and soft dollar arrangements.

169. In exchange for shelf space, Invesco paid the Broker defendants and others undisclosed commissions. Although soft dollar payments are permitted in limited circumstances, Invesco failed to disclose that it received shelf space or preferential treatment from broker-dealers in exchange for the soft dollar payments, or that these soft dollar payments facilitated the market timing and late trading complained of herein.

170. Invesco failed to satisfy its affirmative disclosure obligations regarding the use of soft dollars. Specifically, Item 16(c) of the SEC Form N1-A requires that description in the Statements of Additional Information ("SAI") of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services." In a purported attempt to abide by these requirements and Section 28(e), Invesco's SAI stated that:

> As the investment adviser to the Funds, INVESCO places orders for the purchase and sale of securities with broker-dealers based upon an evaluation of the financial responsibility of the broker-dealers and the ability of the broker-dealers to effect transactions at the best available prices.
>
> * * *
>
> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research service to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO.
>
> * * *
>
> In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up." However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.

171. In violation of its own disclosures, Invesco used the improper fees collected from the illegal trading activities to pay brokers in return for "shelf space" in the supermarket of mutual funds run by the Broker defendants, including SSB's Strategic Partners Program. Through the market timing and late trading activities, and the resultant large infusions of cash paid by investors, including Lead Plaintiff and other members of the Class, Invesco gained significant sums of money in the form of improper fees that it used to steer investors into the Invesco Funds, thus further increasing the net assets under management, and the fees collected on those assets. For example, pursuant to the Strategic Partners Program, Invesco made these

additional payments to SSB in exchange for SSB directing its clients, including market timers, into the Invesco Funds.

172. The increase in assets under management from the over 32 "Special Situations," and the resulting improper fees paid on those assets provided Invesco the necessary monies to enter into these soft dollar arrangements with various brokers and brokerage firms, including SSB and Morgan Stanley.

V. CLASS ALLEGATIONS

173. Lead Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and 23(b)(3) on behalf of all persons and entities who purchased and/or held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003. Excluded from the Class are defendants, members of the families of the Individual Invesco Defendants and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds.

174. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Lead Plaintiff at the present time and can only be ascertained from books and records maintained by Invesco and/or its agent(s), plaintiffs believe that Class members number in the hundreds of thousands. Common questions of law and fact exist as to all members of the Class and predominate over

any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether federal, state and/or common law was violated by defendants' acts and omissions as alleged herein;

(b) whether the registration statements and prospectuses set forth in Appendix A, annexed hereto, contained substantially the same misstatements of material fact or omitted to state substantially the same material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(c) whether defendants breached their fiduciary duties to Lead Plaintiff and the members of the Class; and

(d) whether Lead Plaintiff and the other members of the Class have sustained damages and, if so, the appropriate measure thereof.

175. Lead Plaintiff will fairly and adequately represent and protect the interests of the members of the Class. Lead Plaintiff has retained competent counsel experienced in class and securities litigation and intends to prosecute this action vigorously. Lead Plaintiff is a member of the Class and does not have interests antagonistic to, or in conflict with, the other members of the Class.

176. Lead Plaintiff's claims are typical of the claims of the members of the Class. Lead Plaintiff and all members of the Class purchased and/or held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers, and have sustained damages arising out of the uniform course of wrongful conduct alleged herein.

177. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged. Lead Plaintiff knows of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

VI. CAUSES OF ACTION

COUNT I

Against Defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 11 Of The Securities Act

178. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

179. This claim is brought pursuant to Section 11 of the Securities Act (15 U.S.C. § 77k) against defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson

180. The defendants named in this Court violated Section 11 of the Securites Act in that the registration statements and prospectuses issued for the Invesco Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The

Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs and thereby reduced the Invesco Funds' actual performance; and

(b) that, pursuant to these unlawful agreements, defendants benefited financially at the expense of the Invesco Fund investors.

181. The defendants named in this Count issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Invesco Prospectuses.

182. The defendants named in this Count, and each of them, had the duty of investigating the information contained in the Invesco Prospectuses before the dissemination to Invesco Fund shareholders, and failed to satisfy that duty. The defendants named in this Count, and each of them, owed to the Invesco Fund shareholders, included Lead Plaintiff and the Class, the duty to ensure that the statements contained in the Invesco Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiffs and the Class.

183. Prior to purchasing and/or reinvesting in Invesco Fund shares, Lead Plaintiff and Class members were provided with the appropriate prospectuses, without the knowledge of the

untruths and/or omissions contained herein. Lead Plaintiff and Class members purchased and/or reinvested in the shares of the Invesco Funds traceable to the false and misleading prospectuses.

184. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the prospectuses, Lead Plaintiff and the Class suffered substantial damages. The true value of the Invesco Funds during the Class Period was less than the NAV paid by plaintiffs in the Class due to defendants' violations..

185. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Invesco Funds shares traceable to the defective prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

COUNT II

Against Defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, and Treasurer's Series Trust For Violations Of § 12(a)(2) Of The Securities Act

186. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

187. This claim is brought pursuant to Section 12(a)(2) of the Securities Act against defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, and Treasurer's Series Trust. Lead Plaintiff does not assert that the defendants named in this Count are liable for fraudulent or intentional conduct.

188. Each of the defendants named in this Count was a seller of a security, specifically Invesco mutual funds sold pursuant to the Invesco Prospectuses.

189. By means of the Invesco Prospectuses, the registrant defendants sold the Invesco mutual funds to Lead Plaintiff and the members of the Class. Each of the defendants' named in this Count actions of solicitation consisted primarily of the preparation and dissemination of the Invesco Prospectuses.

190. The Invesco mutual funds sold pursuant to the Invesco Prospectuses by defendants named in this Count were sold through the use of interstate communication, the use of interstate commerce, and the use of the United States mail.

191. The Invesco mutual funds were sold through the use of the Invesco Prospectuses which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

192. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraphs.

193. By reason of the conduct alleged herein, each defendant violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Lead Plaintiff and the other members of the Class suffered substantial damage in connection with the purchase of Invesco mutual funds, and are entitled to rescission.

COUNT III

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson
For Violations Of § 15 Of The Securities Act

194. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff

expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

195. This claim is brought pursuant to Section 15 of the Securities Act against Amvescap, Invesco, AIM, Cunningham and Williamson as control persons of AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Prospectuses, public filings, press releases and other publications are the collective actions of Amvescap, Invesco, AIM, Cunningham and Williamson.

196. The Invesco Registrants are each liable under Sections 11 and 12(a)(2) of the Securities act as set forth herein.

197. Amvescap, Invesco, AIM, Cunningham and Williamson were "control persons" of the registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such finds. Amvescap, Invesco, AIM, Cunningham and Williamson directly and indirectly, had the power and authority, and exercised the same, to cause AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson to engage in the wrongful conduct complained of herein. Amvescap, Invesco, AIM, Cunningham and Williamson issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

198. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Amvescap, Invesco, AIM, Cunningham and Williamson are liable to plaintiffs to the same extent

as are AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson for their primary violations of Sections 11 and 12(a)(2) of the Securities Act.

199. By virtue of the foregoing, Lead Plaintiff and other Class members are entitled to damages against Amvescap, Invesco, AIM, Cunningham and Williamson

COUNT IV

Against All Defendants For Violations Of § 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder

200. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

201. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who purchased shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003.

202. During the Class Period, the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to purchase Invesco Funds shares or interests at distorted prices that they would not have paid had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Invesco mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

203. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Invesco Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

204. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds' operations, as specified herein.

205. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

206. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

207. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Invesco Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other members of the Class acquired the shares or interests in the Invesco Funds during the Class Period at distorted prices and were damaged thereby.

208. At the time of said misrepresentations and omissions, Lead Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Lead Plaintiff and other members of the Class and the marketplace known of the truth concerning the Invesco Funds' operations, which were not disclosed by defendants, Lead Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

209. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT V

Against All Defendants For Violations Of § 10(b) Of
The Exchange Act And Rule 10b-5 Promulgated Thereunder

210. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

211. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003.

212. During the Class Period, the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to hold Invesco Funds shares or interests. In connection with the unlawful purchases and sales of Invesco Funds by the market timers and late traders described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Invesco mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

213. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the holders of the Invesco Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and

otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

214. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds' operations, as specified herein.

215. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

216. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

217. Lead Plaintiff and the other members of the Class were also damaged by virtue of their status as holders of the various mutual funds in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers. In connection with the unlawful purchases and sales of securities by market timers and late traders, as alleged herein, Lead Plaintiff and the other members of the Class suffered substantial damages, including but not limited to the dilution of the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Lead Plaintiff and the

other members of the Class would not have suffered damages from the dilution of their investment alleged herein.

218. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT VI

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson For Violations Of § 20(a) Of The Exchange Act

219. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

220. This claim is brought pursuant to Section 20(a) of the Exchange Act (15 U.S.C. § 78t) against Amvescap, Invesco, AIM, Cunningham and Williamson

221. The defendants named herein acted as controlling persons of the Invesco Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the defendants named in this Count each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Invesco Funds, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. Invesco had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

222. In particular, each of the defendants named in this Count had direct and supervisory involvement in the operations of the Invesco Funds and, therefore, is presumed to

have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

223. As set forth above, all defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the defendants named in this Count are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff and other members of the Class suffered damages in connection with their purchases of Invesco Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

COUNT VII

Against Defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 34(b) Of The Investment Company Act

224. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

225. This claim is brought pursuant to Sections 34(b) of the ICA (15 U.S.C. § 80a 33(b)) against Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson

226. Under Section 34(b) of the ICA, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)). It is also unlawful for any person so filing, transmitting, or keeping any such document, to omit to state therein any fact necessary

in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

227. Defendants made untrue statements of a material fact in its registration statement, application, report, account, record and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)).

228. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and violations.

COUNT VIII

Against Defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 36(a) Of The Investment Company Act

229. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

230. This claim is brought pursuant to Section 36(a) of the ICA, 15 U.S.C. § 80a 35(a), against defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson.

231. Under Section 36(a), the defendants named in this Count are deemed to owe fiduciary duties to Lead Plaintiff and other Class members and are prohibited from engaging in misconduct with respect to the Invesco funds.

232. The defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of Invesco mutual funds throughout the Class Period, solely for their

own benefit and to the detriment of Lead Plaintiff and the Class, in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants further failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of Invesco mutual funds.

233. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and violations.

COUNT IX

Against Invesco, AIM Stock Funds, AIM International Mutual Funds, AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Treasurer's Series Trust For Violations Of § 36(b) Of The Investment Company Act

234. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

235. This claim is brought pursuant to Section 36(b) of the ICA (15 U.S.C. § 80a 35(b)) against Invesco, AIM Stock Funds, AIM International Mutual Funds, AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Treasurer's Series Trust

236. Under Section 36(b) of the ICA, defendants named in this Count are deemed to owe a fiduciary duty to Lead Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants received for services of a material nature.

237. Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates by allowing others to engage in timing and/or late trading of Invesco Funds throughout the Class Period and in violation of their fiduciary duties to, i.e., Lead Plaintiff and other Class members. The defendants named in this Count failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the

Invesco Funds. Moreover, the investment advisory contract between Invesco and the Invesco funds was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the services rendered under it, especially with respect to Invesco's participation in market timing and late trading activities.

238. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and improper fees.

COUNT X

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson For Violations Of § 48(a) Of The Investment Company Act

239. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

240. This claim is brought pursuant to Section 48(a) of the ICA (15 U.S.C. § 80a 47) against Amvescap, Invesco, AIM, Cunningham and Williamson

241. Under Section 48(a) of the ICA, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

242. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing and/or late trading of Invesco Funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the Invesco Funds.

243. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and improper fees.

VIOLATIONS OF STATE AND COMMON LAW

COUNT XI

Against Defendants Amvescap, Invesco, AIM, Cunningham, Williamson, AIM Stock Funds, AIM International Funds, AIM Combination Stock & Bonds Funds, and AIM Sector Funds
For Breach Of Fiduciary Duty/Constructive Fraud

244. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

245. Defendants named in this count owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Invesco family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, defendants named in this count also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing and late trading were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the Invesco family of funds from damage caused to their investments from market timing and late trading.

246. Defendants named in this count intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed and/or late trading in the Invesco family of funds, by misrepresenting and concealing the existence of such market timing and late trading, and by placing their own financial interests above those of Lead Plaintiff and members of the Class.

247. Defendants named in this count breached their fiduciary duties to Lead Plaintiff and the Class, tended to deceive, violated public and private confidence and injured public interests.

248. Lead Plaintiff and members of the Class suffered injury as a result of defendants conduct in the form of following, *inter alia*: increased transaction costs and expenses; reduced investment performance; and, Lead Plaintiff and members of the Class paid a higher price for Invesco mutual fund shares than they would have paid had the mutual funds been priced accurately to reflect the dilution of profits and increased costs and expenses that were caused by the breaches of duty by defendants alleged herein.

249. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Class.

COUNT XII

Against All Defendants For Aiding And Abetting Breach Of Fiduciary Duty

250. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

251. As alleged above, the Defendants named in Count XI owed a fiduciary duty to Lead Plaintiff and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the Invesco family of funds.

252. Defendants named in this count knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in Count XI above in the breach of their fiduciary duties.

253. As a result of defendants' aiding and abetting of the breaches of fiduciary duty, Lead Plaintiff and members of the Class suffered damages.

COUNT XIII

Against All Defendants For Unjust Enrichment

254. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

255. Lead Plaintiff and members of the Class conferred a benefit on the defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the Invesco family of funds, to the detriment of Lead Plaintiff and members of the Class.

256. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

257. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class, and therefore defendants are not justified to retain the benefits conferred upon them.

258. As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

259. There is no adequate remedy at law to compensate for the injuries of Lead Plaintiff and members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff, on behalf of itself and the members of the Class, prays for judgment as follows:

1. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring Lead Plaintiff to be a proper Class Representative;

2. Awarding Lead Plaintiff and the other members of the Class compensatory damages as a result of the wrongs alleged herein, including interest thereon;

3. Awarding Lead Plaintiff and the other members of the Class their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

4. Granting Lead Plaintiff and the other members of the Class such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Lead Plaintiff demands a trial by jury of all issues so triable.

Dated: September 29, 2004

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
TIMOTHY A. DeLANGE
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
-and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: September 29, 2004

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

::ODMA\PCDOCS\BLBGCA\157573

CERTIFICATE OF SERVICE

I, Alan Schulman, do hereby certify that on this 30th day of September 2004, a true and correct copy of ***CONSOLIDATED AMENDED CLASS ACTION COMPLAINT*** was electronically filed in this case on September 30, 2004, and was served on counsel of record via electronic mail in Portable Document File ("PDF") in accordance with Fed. R. Civ. P. 5(b).

/s/
ALAN SCHULMAN

::ODMA\PCDOCS\BLBGCA\157570

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

AMENDED [PROPOSED] PRETRIAL ORDER NO. 2 FOR APPOINTMENT OF CO-LEAD PLAINTIFFS, APPOINTMENT OF CO-LEAD COUNSEL, APPOINTMENT OF AN EXECUTIVE COMMITTEE, AND APPOINTMENT OF CO-CHAIRS OF THE EXECUTIVE COMMITTEE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge Nancy F. Atlas

[Caption continues on next page]

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

WHEREAS, appointment of Co-Lead Counsel and an Executive Committee is appropriate and consistent with the recommendations of § 10.22 of the Manual for Complex Litigation (4th ed. 2004);

NOW, THEREFORE, THE COURT ORDERS as follows:

I. APPOINTMENT OF LEAD PLAINTIFFS AND ORGANIZATION OF COUNSEL

The Court designates the City of Chicago Deferred Compensation Plan ("Chicago") and the "Beasley Plaintiff Group"[1] as Co-Lead Plaintiffs. The Court also designates the following to

[1] The Beasley Plaintiff Group consists of: Plaintiffs Joy D. Beasley, Richard Tim Boyce, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L.

act as Co-Lead Counsel in the above-captioned actions ("Actions") and Co-Chairs of the Executive Committee ("Plaintiffs' Co-Lead Counsel" or "Co-Lead Counsel"), with the responsibilities hereinafter described:

Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Bernstein Litowitz Berger & Grossmann LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Susman Godfrey LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Plaintiffs' Co-Lead Counsel shall be generally responsible for coordinating the activities of plaintiffs during pretrial proceedings and shall:

(a) determine (after consultation with other co-counsel as may be appropriate) and present (in briefs, oral argument, or such other fashion as may be appropriate, personally or by a designee) to the Court and opposing parties the position of the plaintiffs on all matters arising during pretrial proceedings;

(b) coordinate the initiation and conduct of discovery on behalf of plaintiffs consistent with the requirements of the Federal Rules of Civil Procedure, including the

---

Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust.

preparation of written discovery, and the scheduling and examination of witnesses in depositions;

(c) conduct settlement negotiations on behalf of plaintiffs;

(d) manage work assignments in a manner to ensure that pretrial preparation for the plaintiffs is conducted effectively, efficiently, and economically;

(e) enter into stipulations with opposing counsel necessary for the conduct of the litigation;

(f) retain expert consultants and witnesses;

(g) prepare and distribute to the parties periodic status reports;

(h) maintain time and disbursement records covering services as Plaintiffs' Co-Lead Counsel, and collect time and expense records from all Plaintiffs' counsel;

(i) request, if necessary, contributions from other plaintiffs' counsel to further joint efforts on behalf of plaintiffs;

(j) monitor the activities of co-counsel to ensure that schedules are met and unnecessary expenditures of time and funds are avoided; and

(k) perform such other duties as may be incidental to proper coordination of plaintiffs' pretrial activities or authorized by further order of the Court.

Plaintiffs' Co-Lead Counsel are designated as the spokespersons for plaintiffs with respect to all substantive communications with the Court and with defense counsel. Other plaintiffs' counsel may communicate on substantive matters with the Court or defense counsel only if delegated to do so by Plaintiffs' Co-Lead Counsel.

The Court designates the following law firms to act as members of the Executive Committee:

Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Bernstein Litowitz Berger & Grossmann LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Susman Godfrey LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Stull Stull & Brody
6 East 45th Street, Suite 500
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Weiss & Yourman
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Such Executive Committee shall from time to time consult with Plaintiffs' Co-Lead Counsel in coordinating the plaintiffs' pretrial activities and in planning for trial. Such appointments are consistent with the recommendations of § 10.22 of the Manual for Complex Litigation.

II. COORDINATION

Co-Lead Counsel shall coordinate activities to avoid duplication and inefficiency in the filing, serving and/or implementation of pleadings, other court papers, discovery papers, and discovery practice.

III. PRIVILEGES PRESERVED

No communication among plaintiffs' counsel shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled. Moreover, no communication among defendants' counsel shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled.

IV. SERVICE ON CO-LEAD COUNSEL

Pleadings, Motions, and Other Documents: Defendants shall serve any pleadings, motions, or other documents filed on Co-Lead Counsel, and such service shall constitute service on other attorneys and parties for whom Co-Lead Counsel is acting. Service of all papers filed, including exhibits, shall be made on all parties by overnight delivery (one-day) morning delivery, and simultaneously by telecopy of only the briefs and declarations (excluding exhibits).

IT IS SO ORDERED.

Dated: ______________________________, 2004.

____
Hon. Vanessa D. Gilmore
United States District Judge